UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-31994

Semiconductor Manufacturing International
Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CONTENTS

3	Additional Information
4	Corporate Information
5	Financial Highlights
6	Letter to Shareholders
8	Business Review
11	Management’s Discussion and Analysis of Financial Condition and Results of Operation
22	Directors and Senior Management
32	Report of the Directors
103	Corporate Governance Report
120	Social Responsibility
124	Independent Auditor’s Report
129	Consolidated Statement of Profit or Loss and Other Comprehensive Income
130	Consolidated Statement of Financial Position
132	Consolidated Statement of Changes in Equity
133	Consolidated Statement of Cash Flows
135	Notes to the Consolidated Financial Statements

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This annual report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, bad debt risk, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ABOUT NON-GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“NON-GAAP”) FINANCIAL MEASURE

This annual report includes EBITDA, which is a non-GAAP financial measure. Such non-GAAP financial measure is not calculated or presented in accordance with, and are not alternatives or substitutes for financial measures prepared in accordance with IFRS, and should be read only in conjunction with the Group’s financial measures prepared in accordance with IFRS. The Group’s non-GAAP financial measures may be different from similarly-titled non-GAAP financial measures used by other companies. The presentation of non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group’s business and make financial and operational decisions.

For more information and reconciliations of the non-GAAP financial measure to its most directly comparable GAAP financial measure, please see the disclosure on page 7.

ADDITIONAL INFORMATION

References in this annual report to:

•	“2017 AGM” are to the Company’s annual general meeting scheduled to be held on or around June 23, 2017;

•	“Board” are to the board of Directors;

•	“China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan;

•	“Company” or “SMIC” are to Semiconductor Manufacturing International Corporation;

•	“Director(s)” are to the director(s) of the Company;

•	“EUR” are to Euros;

•	“Group” are to the Company and its subsidiaries;

•	“HK$” are to Hong Kong dollars;

•	“Hong Kong Stock Exchange Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time;

•	“IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	“JPY” are to Japanese Yen;

•	“NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

•	“Ordinary Share(s)” are to the ordinary share(s), in the share capital of the Company, of US$0.0004 each before December 7, 2016 and to the ordinary share(s) of US$0.004 each upon the Share Consolidation becoming effective on December 7, 2016;

•	“RMB” are to Renminbi;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“SEHK”, “HKSE” or “Hong Kong Stock Exchange” are to the Stock Exchange of Hong Kong Limited;

•	“Share Consolidation” are to the consolidation of every ten (10) issued and unissued ordinary shares of US$0.0004 each in the existing share capital of the Company into one ordinary share of US$0.004 each with effect from December 7, 2016;

•	“US$” or “USD” are to U.S. dollars; and

•	“U.S. GAAP” are to the generally accepted accounting principles in the United States.

All references in this annual report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, 65 nanometer, 45 nanometer and 28 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies and “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies. The financial information presented in this annual report has been prepared in accordance with IFRS.

3	SMIC 2016 Annual Report

CORPORATE INFORMATION

Registered name	Semiconductor Manufacturing International Corporation

Chinese name (for identification purposes only)	中芯國際集成電路製造有限公司

Registered office	PO Box 309
Ugland House
Grand Cayman
KY1-1104
Cayman Islands

Head office and place of business in PRC	18 Zhangjiang Road Pudong New Area
Shanghai 201203
PRC

Place of business in Hong Kong	Suite 3003
30th Floor
9 Queen’s Road Central
Hong Kong

Website address	http://www.smics.com

Company Secretary	Gareth Kung

Authorized representatives	Zhou Zixue
Gareth Kung

Places of listing	The Stock Exchange of Hong Kong Limited (“HKSE”)
New York Stock Exchange (“NYSE”)

Stock code	981 (HKSE) SMI (NYSE)

Financial Calendar	March 27, 2017
Announcement of 2016 annual results	June 23, 2017
2017 Annual General Meeting	June 20, 2017 to June 23, 2017, both days inclusive
Book closure period for 2017 Annual General Meeting	December 31
Financial year end

4	SMIC 2016 Annual Report

FINANCIAL HIGHLIGHTS

Total Revenue

Revenue (US$ million)

5	SMIC 2016 Annual Report

LETTER TO SHAREHOLDERS

Dear Shareholders,

In the past year of 2016, SMIC once again achieved remarkable operating results, which were undoubtedly the most notable since the incorporation of the Company. Following a successful 2015, we reached another all-time high in almost all key performance indicators, including revenues, operating profit, net profit, EBITDA* and return on equity. We recorded revenue of US$2.9 billion for 2016, representing an increase of 30.3% year-on-year, which was almost three times the foundry industry average growth rate. Gross profit amounted to approximately US$850 million. Net profit margins and profit attributable to SMIC were 10.9% and US$377 million respectively. EBITDA exceeded US$1 billion for the first time and return on equity for the year rose from 7.6% in 2015 to 9.6% in 2016. As of December 31, 2016, the Company had cash on hand of approximately US$2.2 billion, representing an increase of 67.5% as compared with that as of December 31, 2015. The cash flow from operations in 2016 was close to US$1 billion, representing an increase of 46.0% over 2015. In addition, in 2016, SMIC’s operational productivity continued to improve with 8.9% increase in revenue per employee year-on-year.

In 2016, we saw noteworthy growth in revenues across all sales regions, with an annual revenue growth rate of 10.7% from North America-region customers and 35.7% from PRC-based customers. Our Eurasia region also recorded an annual revenue growth of over 50% for the second time in a row, reaching an annual revenue growth of 54.4%. These figures demonstrated not only the diversification of SMIC’s revenue growth in 2016, but also represented our eighth consecutive quarter of record high revenue, reflecting the success of our positioning in China and successful execution of our strategy to differentiate and diversify products and customers. As of December 31, 2016, the production capacities in our 8-inch fab in Shenzhen and our joint venture fab in Beijing were expanded to 30,000 and 18,000 wafers per month. We were proud of our team’s quick ramp up of capacities in both Shenzhen and Beijing joint venture fab while maintaining a high overall capacity utilization of 97.5% last year. In 2016, we successfully acquired LFoundry S.r.l (“LFoundry”), a majority-owned subsidiary in Avezzano, Italy that mainly specializes in manufacturing automotive-related IC’s, demonstrating a significant step into the auto-IC market.

In 2016, we also commenced the construction of new fabs in Shanghai, Tianjin and Shenzhen to prepare for the next phase of growth. This will bring sufficient flexibility to the Group to meet the possible rapid growth in demand in the future. The actual expansion of production capacity will be determined and implemented based on prudent planning and a comprehensive consideration of three aspects, including customer demand, technology readiness and sustainable profitability.

The Company announced a ten-to-one share consolidation during the second half of 2016 in order to reduce share price volatility and attract more interest from long-term investors. We believe that in the long run this will help attract more investors and further amass a broader shareholder base for the Company.

In May 2016, the Company announced that it had again donated RMB2.55 million to the “SMIC Liver Transplant Program for Children.” Up to this date, a total of RMB10 million has been donated to the project for the young patients, and 137 children have already received successful medical treatment and a “new life”.

We are pleased to welcome three new Directors to the board: Dr. Shang-yi Chiang, Dr. Tong Guohua and Dr. Jason Jingsheng Cong. We warmly welcome their addition to the board of SMIC and believe that their extensive experience in the industry and deep understanding of the future of technology will contribute to the future growth and development of the Company. During the year, Mr. Sean Maloney and Mr. Li Yonghua resigned as Director and alternative Director, respectively, due to personal reasons. We would like to take this opportunity to express our heart-felt gratitude to them for their contributions and devotion to the Company during their service tenure in the past years.

6	SMIC 2016 Annual Report

LETTER TO SHAREHOLDERS

2016 was another incredibly successful year, thanks to comprehensive preparations made in the prior years by our team in improving our technology and customer relationships. In 2017, we target to increase revenue contribution from 28nm products. Additionally, we expect our growth drivers in 2017 will include a diverse mix of mature process technology. We continue to pursue a target of 20% compounded annual revenue growth for the period from 2016 to 2019, benefiting from opportunities brought by the China market, mobile and smart consumer devices, auto electronics, and internet of things. We remain committed to diligently and carefully execute our business plan for the best interests of our shareholders. We would like to again express our sincere gratitude to our shareholders, customers, suppliers, and employees for their continued care and support of SMIC.

Zhou Zixue	Tzu-Yin Chiu
Chairman of the Board and Executive Director	Chief Executive Officer and Executive Director

Shanghai, China

March 27, 2017

*	EBITDA is defined as profit for the period excluding the impact of the finance cost, depreciation and amortization, and income tax benefit and expense. SMIC uses EBITDA as a measure of operating performance; for planning purposes, including the preparation of the Group’s annual operating budget; to allocate resources to enhance the financial performance of the Group’s business; to evaluate the effectiveness of the Group’s business strategies; and in communications with SMIC’s board of directors concerning the Group’s financial performance. Although EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as net finance cost, income tax benefit and expense and depreciation and amortization that can vary substantially from company to company depending upon their respective financing structures and accounting policies, the book values of their assets, their capital structures and the methods by which their assets were acquired, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. Some of these limitations are: it does not reflect the Group’s capital expenditures or future requirements for capital expenditures or other contractual commitments; it does not reflect changes in, or cash requirements for, the Group’s working capital needs; it does not reflect finance cost; it does not reflect cash requirements for income taxes; that, although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for these replacements; and that other companies in SMIC’s industry may calculate these measures differently than SMIC does, limiting their usefulness as comparative measures.

The following table sets forth the reconciliation of EBITDA to their most directly comparable financial measures presented in accordance with IFRS, for the periods indicated.

	Year ended	Year ended	Year ended
	12/31/2016	12/31/2015	12/31/14
	USD’000	USD’000	USD’000
Profit for the period	316,434	222,323	126,261
Finance costs	23,037	12,218	20,715
Depreciation and amortization	729,866	523,549	549,468
Income tax (benefit) expense	(6,552)	8,541	11,789
EBITDA	1,062,785	766,631	708,233

SMIC 2016 Annual Report	7

BUSINESS REVIEW

In 2016, the Group continued to successfully execute its long-term strategy with sustained profitability and above industry’s average revenue growth performance while at the same time advancing its technology capabilities on leading edge and value-added differentiated processes. The Group’s technology portfolio and proximity to the China market, coupled with the management team’s proven track record in operations, technology development and customer service, has positioned the Group well for long term growth. 2016 was a milestone year for SMIC in many aspects. Among other things, the Group generated record revenue of US$2.9 billion, the highest in the Group’s 16-year history, continued partnerships with leading industry players on 14nm FinFET process technology development, commenced mass production of 28nm technology with leading mobile baseband and digital consumer IC design companies, and expanded its majority-owned 300mm fab operation in Beijing and 200mm fab operation in Shenzhen, China. Additionally, in 2016, the Group completed its first international acquisition through acquiring 70% majority ownership of LFoundry S.R.L. (“LFoundry”) in Italy; this acquisition enabled the Group to enter into the global automotive electronics market, one of the fastest growing segments of the IC market.

We believe the Group was the first pure-play foundry in China to enter into mass production with 28nm wafer process technology for mobile computing applications, the first pure-play foundry worldwide to offer 55nm embedded Flash (“eFlash”) wafer solutions for SIM Card applications, and the first pure-play foundry worldwide to offer 38nm NAND Flash memory wafer process technology. The Group also continued to drive its value-added wafer manufacturing process technologies for specialty products, such as Power Management IC (“PMIC”), embedded Electrically Erasable Programmable Read-Only Memory (“eEEPROM”), embedded Flash (“eFlash”), Microprocessor (“MCU”), ultralow-power technologies (“ULP”), Radio Frequencies IC (“RF”) and wireless connectivity, Touch Controller IC (“TCIC”), Fingerprint Sensors, CMOS Image Sensors (“CIS”), and Micro-Electrical-Mechanical System (“MEMS”) sensors. These applications are the essential building blocks for the mobile computing market, the growing automotive electronics market, and Internet-of-Things (“IoT”) market.

With the successful establishment of an expanded manufacturing base, well-balanced technology portfolio and one-stop shop service offerings, the Group is well positioned with its global operations to serve both domestic and worldwide customers.

Financial Overview

Despite a challenging environment in 2016, the Group’s sales totaled US$2,914.2 million, compared to US$2,236.4 million in 2015. The Group recorded a profit of US$316.4 million in 2016, compared to US$222.3 million in 2015. During the year, we generated US$977.2 million in cash from operating activities, compared to US$669.2 million in 2015. Capital expenditures in 2016 totaled US$2,694.7 million, compared to US$1,572.7 million in 2015. Looking ahead, our objective is to continue sustained profitability over the long term. To achieve this, we intend to focus on precision execution, efficiency improvement, customer service excellence while fostering innovation.

Customers and Markets

The Group continues to serve a broad global customer base comprising leading integrated device manufacturers, fabless semiconductor companies and system companies. Geographically, customers from the United States of America contributed 29.5% of the overall revenue in 2016, compared to 34.7% in 2015. Leveraging on the Group’s strategic position in China, our China revenue contributed 49.7% of the overall revenue in 2016, compared to 47.7% in 2015. In particular, customers in China contributed 63.3% of the Group’s advanced nodes (90nm and below) wafer revenue in 2016. Eurasia contributed 20.9% of the overall revenue in 2016, compared to 17.6% in 2015.

8	SMIC 2016 Annual Report

BUSINESS REVIEW

In terms of applications, revenue contribution from communication applications decreased from 51.5% in 2015 to 47.7% in 2016; however, the revenue dollar amount for communication applications increased from US$1.15 billion in 2015 to US$1.39 billion in 2016, representing a 20.7% increase on annual growth. Consumer applications contributed 38.2% to the Group’s overall revenue in 2016 as compared to 36.1% in 2015. The revenue dollar amount for consumer applications increased from US$0.81 billion in 2015 to US$1.11 billion in 2016, representing a 37.9% increase on annual growth. While the Group has very limited exposure to the PC market, it also has grown its business in computer applications from US$101.0 million in 2015 to US$122.5 million in 2016, representing a 21.3% increase on annual growth. Furthermore, through the acquisition of LFoundry, the Group has also increased its revenue in automotive, security and industrial related applications from US$176.1 million in 2015 to US$288.2 million in 2016, representing a 63.7% increase on annual growth.

In terms of the revenue by technology, wafer revenue attributable to advanced technology at 90nm and below increased from 44.4% in 2015 to 46.9% in 2016 and, in particular, the revenue contribution percentage from 40/45nm technology increased from 15.8% in 2015 to 22.4% in 2016. In addition, the revenue contribution percentage from 28nm technology increased from 0.1% in 2015 to 1.6% in 2016.

We believe the Group is also well positioned with its continuous business growth in China. According to IHS iSuppli, China continues to be the number one region of the world in terms of semiconductor IC consumptions, mainly due to its high volume electronics manufacturing and mass consumer market. IHS iSuppli estimates that US$159 billion worth of semiconductors were shipped to China in 2016, representing 45.2% of worldwide semiconductor value. In addition, we believe the overall local China’s IC design market is still growing healthily and strongly. Local analyst, ICwise, estimated that the China’s IC design market reached approximately US$17.9 billion in 2016, a 26.2% year to year increase from 2015 and projected that it might experience a compounded annual growth rate of 21.3% till year 2020, which would bring the worth of the China IC design market to US$38.8 billion by 2020.

Notably, as indicative of future revenue growth, we saw an increase in the number of new designs using both specialty technology and advanced technology, in particular on 0.18μm, 0.11/0.13μm, 55/65nm, 40/45nm and 28nm process technologies. The Group has, in each of its sales regions, customers utilizing its most competitive specialty technology and advanced nodes technology. We believe China is rapidly closing the gap with the rest of the world in terms of innovation and design capabilities. To fully leverage the market growth potential in China, the Group plans to continue to deepen its collaboration with Chinese customers while broadening relationships with its global customers.

Long-Term Business Model and Strategy for Generating and Preserving Value

SMIC’s long-term goal is to focus on generating value for the benefit of all stakeholders. SMIC’s strategy to generate sustainable profitability and growth is three-fold. First, we aim for optimal efficiency by fully utilizing existing assets through enhanced customer relationships, quality, and service. Second, through taking advantage of our position in China, we plan to differentiate our technology offering by providing customers with added value and innovation that enable them to seize China market opportunities. Third, with long-term profitability as our priority, we plan to carefully invest capital in advanced technology, to prepare the baseline for our customers’ long-term roadmaps, and prudently expand capacity, to address customer demand while balancing profitability. We constantly evaluate the potential value addition of opportunities in our decision-making processes. Our management team is committed to building value in the long-term for the benefit of our employees and shareholders.

SMIC 2016 Annual Report	9

Research and Development

In 2016, the research and development (R&D) expenses were US$318.2 million, which represents 10.9% to sales. At the end of 2016, the Group had employees of 1,268 working in R&D and design services functions.

SMIC’s R&D efforts were primarily on both advanced logic platform and value-added specialty technologies, from 0.35μm to 14nm, with many significant results in 2016.

In 2016 SMIC’s 14nm technology development, process-flow with all intended process features and yield learning vehicles were established with device demonstration close to the given performance targets and SRAM bit cell functionality demonstrated. SMIC is among the world’s top 5 in patent filings for FinFET at 14nm and beyond (in China and world-wide).

SMIC continuously invests in various new specialty technologies with ultra-low power for future areas of Internet of Things (IoT), Cloud Computing, and Smart devices; e.g., 55nm embedded flash memory, back-side illuminated (BSI) CMOS image sensors, 95nm ultra-low power SPOCULL (SMIC-Poly-Contact-Ultra-Low-Leakage) technology, CMOS integrated MEMS devices, and TSV-based wafer level packaging technologies.

SMIC continuously enhances its R&D organization, and in 2016, SMIC improved its organizational structure, capability, efficiency, and resource allocation for achieving faster development on advanced platform technologies as well as new specialty technologies.

During 2016, SMIC made over 1,300 patent filings as a result of its technology R&D activities.

Outlook for 2017

We believe SMIC is in a stage of growth, addressing broad-based demand for capacity on both advanced and mature line-widths, and we target a 20% compound annual revenue growth from 2016 to 2019. For 2017, we continue to focus on the careful expansion of our existing facilities in response to customers’ needs, while executing on our strategy of keeping a balanced focus on both growth and profitability. Our capacity target by 2017 year-end is 450,000 8-inch equivalent wafers per month, representing a growth of 11% from 2016 year-end capacity of 406,000 wafers per month. For 2017, we expect that 28nm will be one of the primary contributors to growth, and we target 28nm wafer revenue contribution to reach high single digit contribution as a percentage of our overall revenue by the end of the year on a quarterly basis. We expect our other growth drivers in 2017 will include a diverse variety of mature technologies. In 2017, we expect revenue growth will be from various geographic regions with particular strength from North America based customers. We anticipate that we will continue to benefit from our strong position in China — not only from the growing domestic fabless industry, but also from international customers with the desire to capture more market share in China.

10	SMIC 2016 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 are derived from, and should be read in conjunction with, the audited consolidated financial statements, including the related notes, found elsewhere in this annual report. The summary consolidated financial data presented below have been prepared in accordance with IFRS.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	12/31/16	12/31/15	12/31/14	12/31/13	12/31/12
	(in US$ thousands, except for earnings per share)
Revenue	2,914,180	2,236,415	1,969,966	2,068,964	1,701,598
Cost of sales	(2,064,499)	(1,553,795)	(1,486,514)	(1,630,528)	(1,352,835)
Gross profit	849,681	682,620	483,452	438,436	348,763
Research and development expenses, net	(318,247)	(237,157)	(189,733)	(145,314)	(193,569)
Sales and marketing expenses	(35,034)	(41,876)	(38,252)	(35,738)	(31,485)
General and administration expenses	(157,371)	(213,177)	(139,428)	(138,167)	(107,313)
Other operating income (expense), net	177	31,594	14,206	67,870	19,117
Profit from operations	339,206	222,004	130,245	187,087	35,513
Interest income	11,243	5,199	14,230	5,888	5,390
Finance costs	(23,037)	(12,218)	(20,715)	(34,392)	(39,460)
Foreign exchange gains or losses	(1,640)	(26,349)	(5,993)	13,726	3,895
Other gains or losses, net	(2,113)	55,611	18,210	4,010	6,398
Share of (loss) profit of investment using equity method	(13,777)	(13,383)	2,073	2,278	1,703
Profit before tax	309,882	230,864	138,050	178,597	13,439
Income tax benefit (expense)	6,552	(8,541)	(11,789)	(4,130)	9,102
Profit for the year	316,434	222,323	126,261	174,467	22,541
Other comprehensive income (loss)
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(19,031)	(8,185)	(324)	731	70
Change in value of available-for-sale financial assets	807	452	—	—	—
Cash flow hedges	(34,627)	—	—	—	—
Others	1	130	—	—	—
Items that will not be reclassified to profit or loss
Actuarial gains or losses on defined benefit plans	1,520	—	—	—	—
Total comprehensive income for the year	265,104	214,720	125,937	175,198	22,611

11	SMIC 2016 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	12/31/16	12/31/15	12/31/14	12/31/13	12/31/12
	(in US$ thousands, except for earnings per share)
Profit (loss) for the year attributable to:
Owners of the Company	376,630	253,411	152,969	173,177	22,771
Non-controlling interest	(60,196)	(31,088)	(26,708)	1,290	(230)
	316,434	222,323	126,261	174,467	22,541
Total comprehensive income (loss) for the year attributable to:
Owners of the Company	326,191	245,803	152,645	173,908	22,841
Non-controlling interest	(61,087)	(31,083)	(26,708)	1,290	(230)
	265,104	214,720	125,937	175,198	22,611
Earnings per share*
Basic	$0.09	$0.07	$0.05	$0.05	$0.01
Diluted	$0.08	$0.06	$0.04	$0.05	$0.01
Shares issued and outstanding	4,252,922,259	4,207,374,896	3,585,609,617	3,211,230,710	3,200,013,962

	As of December 31,
	2016	2015	2014	2013	2012
	(in US$ thousands)
Statements of Financial Position Data:
Property, plant and equipment	5,687,357	3,903,818	2,995,086	2,528,834	2,385,435
Land use right	99,267	91,030	135,331	136,725	73,962
Total non-current assets	6,431,525	4,525,297	3,471,120	2,960,151	2,803,173
Inventories	464,216	387,326	316,041	286,251	295,728
Prepayment and Prepaid operating expenses	27,649	40,184	40,628	43,945	46,986
Trade and other receivables	645,822	499,846	456,388	379,361	328,211
Other financial assets	31,543	282,880	644,071	240,311	18,730
Restricted cash — current	337,699	302,416	238,051	147,625	217,603
Cash and cash equivalent	2,126,011	1,005,201	603,036	462,483	358,490
Assets classified as held-for-sale	50,813	72,197	44	3,265	4,239
Total current assets	3,683,753	2,590,050	2,298,259	1,563,241	1,269,987
Total assets	10,115,278	7,115,347	5,769,379	4,523,392	4,073,160
Total non-current liabilities	2,731,151	1,157,901	1,311,416	991,673	688,622
Total current liabilities	1,980,900	1,767,191	1,150,241	938,537	1,108,086
Total liabilities	4,712,051	2,925,092	2,461,657	1,930,210	1,796,708
Non-controlling interests	1,252,553	460,399	359,307	109,410	952
Total equity	5,403,227	4,190,255	3,307,722	2,593,182	2,276,452

*	The basic and diluted earnings per share for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

SMIC 2016 Annual Report	12

	For the year ended December 31,
	2016	2015	2014	2013	2012
	(in US$ thousands, except for percentages and operating data)
Cash Flow Data:
Profit for the year	316,434	222,323	126,261	174,467	22,541
Non-cash adjustment to reconcile profit (loss) to net operating cash flow:
Depreciation and amortization	729,866	523,549	549,468	546,910	566,899
Net cash generated from operating activities	977,202	669,197	608,102	738,016	435,166
Payments for property, plant and equipment	(2,757,202)	(1,230,812)	(653,134)	(650,160)	(400,291)
Net cash used in investing activities	(2,443,333)	(789,556)	(1,144,123)	(807,467)	(522,277)
Net cash from financing activities	2,614,778	537,078	676,683	173,458	184,101
Net increase in cash and cash equivalent	1,148,647	416,719	140,662	104,007	96,990
Other Financial Data:
Gross margin	29.2%	30.5%	24.5%	21.2%	20.5%
Net margin	10.9%	9.9%	6.4%	8.4%	1.3%
Operating Data:
Wafers shipped (in units): Total	3,957,685	3,015,966	2,559,245	2,574,119	2,217,287

13	SMIC 2016 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

Revenue increased by 30.3% from US$2,236.4 million for 2015 to US$2,914.2 million for 2016, primarily due to 1) an increase in wafer shipments in 2016 including a significant increase in China sales and 2) the revenue contributed from the acquisition of LFoundry. For 2016, the overall wafer shipments were 3,957,685 units of 8-inch equivalent wafers, up 31.2% year-over-year.

The average selling price1 of the wafers the Group shipped decreased from US$742 per wafer in 2015 to US$736 in 2016. The percentage of wafer revenues from advanced 45nm and below technologies increased from 16.0% in 2015 to 24.0% in 2016. The revenue dollar amount contributed from advanced 45nm and below technologies increased from US$340.9 million in 2015 to US$672.1 million in 2016.

Cost of sales and gross profit

Cost of sales increased by 32.9% from US$1,553.8 million for 2015 to US$2,064.5 million for 2016, primarily due to an increase in wafer shipments and an increase in manufacturing costs as the majority-owned 300mm fab in Beijing entered into mass production in December 2015. Out of the total cost of sales, US$424.9 million and US$583.7 million were attributable to depreciation and amortization for the year ended December 31, 2015 and 2016, respectively.

The Group’s gross profit was US$849.7 million for 2016 compared to US$682.6 million for 2015, representing an increase of 24.5%. Gross margin was 29.2% in 2016 compared to 30.5% in 2015. The decline in gross margin was primarily due to 1) increased manufacturing costs from our majority-owned 300mm fab in Beijing which entered into mass production in December 2015 and 2) the acquisition of LFoundry in July 2016.

Profit for the year from operations

Profit from operations increased from US$222.0 million for the year ended December 31, 2015 to US$339.2 million for the year ended December 31, 2016 primarily due to an increase in wafer shipments in 2016, offset by 1) the lower gain realized from the disposal of our living quarters in 2016 and 2) higher level of R&D activities in 2016.

Research and development expenses increased by 34.2% from US$237.2 million for the year ended December 31, 2015 to US$318.2 million for the year ended December 31, 2016. The increase was mainly due to higher level of R&D activities.

General and administrative expenses decreased by 26.2% from US$213.2 million for the year ended December 31, 2015 to US$157.4 million for the year ended December 31, 2016. The decrease was primarily due to 1) the majority-owned 300mm fab in Beijing entered into mass production in December 2015 and as a result, there were no pre-operating related expenses recorded in 2016 and 2) the reversal of allowance for doubtful debts in 2016.

Sales and marketing expenses decreased by 16.3% from US$41.9 million for the year ended December 31, 2015 to US$35.0 million for the year ended December 31, 2016.

Other operating income, net decreased by 99.4% from US$31.6 million for the year ended December 31, 2015 to US$0.2 million for the year ended December 31, 2016. The decrease was due to 1) the lower gain arising from the disposal of our living quarters in 2016, 2) the loss arising from the disposal of equipment in 2016 and 3) an impairment loss of equipment recognized in 2016.

As a result, the Group’s profit from operations increased to US$339.2 million for the year ended December 31, 2016 from US$222.0 million for the year ended December 31, 2015.

[1]	Based on simplified average selling price which is calculated as total revenue divided by total shipments.

SMIC 2016 Annual Report	14

Profit for the Year

Due to the factors described above, the Group recorded a profit of US$316.4 million in 2016 compared to US$222.3 million in 2015.

Funding Sources for Material Capital Expenditure in the Coming Year

The Group’s planned 2017 capital expenditures for foundry operations are approximately $2.3 billion, which are mainly for 1) the expansion of capacity in our majority-owned Beijing 300mm fab, Beijing 300mm fab and Shenzhen 200mm fab, 2) our new projects in Shanghai and Shenzhen, 3) a majority-owned joint venture company, which we expect will focus on research and development on 14nm FinFET technology, 4) enhancing our portfolio of comprehensive foundry solutions available to our customers, and 5) research and development equipment, mask shops and intellectual property acquisition.

The Group’s planned 2017 capital expenditures for non-foundry operations are approximately $70 million, mainly for the construction of living quarters.

The Group’s actual expenditures may differ from its planned expenditures for a variety of reasons, including changes in its business plan, market conditions, equipment prices, or customer requirements. The Group will monitor the global economy, the semiconductor industry, the demands of its customers, and its cash flow from operations and will adjust its capital expenditures plans as necessary.

The primary sources of capital resources and liquidity include cash generated from operations, bank borrowings and debt or equity issuances and other forms of financing. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet the Group’s growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

Bad Debt Provision

The Group determines its bad debt provision based on the Group’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. A fixed percentage is applied to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. The Group’s bad debt provision excludes receivables from a limited number of customers due to their high creditworthiness. Any receivables which have been fully provided for and are subsequently deemed non-collectible will be written off against the relevant amount of provision. The Group’s recognized bad debt provision in 2015 and 2016 amounted to US$0.5 million and US$0.2 million, respectively. The Group reviews, analyzes and adjusts bad debt provisions on a monthly basis.

15	SMIC 2016 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

Debt Arrangements

Set forth in the table below are the aggregate amounts, as of December 31, 2016, of the Group’s future cash payment obligations under the Group’s existing contractual arrangements on a consolidated basis:

	Payments due by period Less than
Contractual obligations	Total	1 year	1–2 years	2–5 years	Over 5 years
	(consolidated, in US$ thousands)
Short-term borrowings	176,957	176,957	—	—	—
Long-term loans	1,265,811	32,217	171,900	698,070	363,624
Convertible bonds(1)	786,611	391,401	—	395,210	—
Bonds payable	494,909	—	—	494,909	—
Medium-term notes	214,502	—	—	214,502	—
Short-term notes	86,493	86,493	—	—	—
Purchase obligations(2)	1,045,847	1,045,847	—	—	—
Total contractual obligations	4,071,130	1,732,915	171,900	1,802,691	363,624

1)	The Company exercised its right to redeem the US$200 million zero coupon convertible bonds due 2018, the US$86.8 million zero coupon convertible bonds due 2018, the US$95 million zero coupon convertible bonds due 2018 and the US$22.2 million zero coupon convertible bonds due 2018 (the “Bonds”) on March 10, 2017 being the option redemption date when all of the Bonds will be redeemed in cash at 100% of the Bonds’ principal amount. The conversion price is HK$7.965, approximately US$1.027. All the bondholders also exercised their conversion options to fully convert the outstanding Bonds before the option redemption date and no redemption of the Bonds will be carried out.

2)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

As of December 31, 2016, the Group’s outstanding long-term loans primarily consisted of US$567.5 million in secured bank loans and US$698.3 million in unsecured bank loans, which are repayable in installments starting in January 2017, with the last payment due in December 2030.

2013 USD Loan (SMIC Shanghai)

In August 2013, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”) entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 300mm fab. The facility is secured by the manufacturing equipment located in the SMIS’ 300mm fab. As of December 31, 2016, SMIS had drawn down US$260 million and repaid US$249.2 million on this loan facility. The outstanding balance of US$10.8 million is repayable from February 2018 to August 2018. The interest rate on this loan facility ranged from 5.03% to 5.71% in 2016. SMIS was in compliance with the related financial covenants as of December 31, 2016.

2015 USD Loan (SMIC Shanghai)

In April 2015, SMIS entered into a loan facility in the aggregate principal amount of US$66.1 million with US Export-Import Bank. This five-year bank facility was used to finance the planned expansion for SMIS’ 300mm fab. The facility is secured by the manufacturing equipment located in the SMIS’ 300mm fab. As of December 31, 2016, SMIS had drawn down US$66.1 million and repaid US$26.5 million on this loan facility. The outstanding balance of US$39.6 million is repayable from June 2017 to December 2019. The interest rate on this loan facility ranged from 1.21% to 2.3% in 2016. SMIS was in compliance with the related financial covenants as of December 31, 2016.

SMIC 2016 Annual Report	16

2015 RMB Loan I (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000 million with China Development Bank, which is guaranteed by SMIC. This fifteen-year bank facility was used for new SMIS’ 300mm fab. As of December 31, 2016, SMIS had drawn down RMB1,000 million (approximately US$144.2 million) on this loan facility. The outstanding balance is repayable from November 2021 to November 2030. The interest rate on this loan facility was 1.20% in 2016.

2015 RMB Loan II (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB475 million with China Development Bank, which is guaranteed by SMIC. This ten-year bank facility was used to expand the capacity of SMIS’ 300mm fab. As of December 31, 2016, SMIS had drawn down RMB475 million (approximately US$68.5 million) on this loan facility. The outstanding balance is repayable from December 2018 to December 2025. The interest rate on this loan facility was 1.20% in 2016.

2015 EXIM RMB Loan (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB480 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31,2016, SMIS had drawn down RMB500 million (approximately US$72.1 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2016.

2015 CDB RMB Loan (SMIC Beijing)

In December 2015, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”) entered into an RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB195 million with China Development Bank, which is unsecured. As of December 31, 2016, SMIB had drawn down RMB195 million (approximately US$28.1 million) on this loan facility. The principal amount is repayable from December 2017 to December 2030. The interest rate on this loan facility was 1.20% in 2016.

2016 CDB RMB Loan (SMIC Beijing)

In May 2016, SMIB entered into the new RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB1,460 million with China Development Bank, which is guaranteed by SMIC. As of December 31, 2016, SMIB had drawn down RMB1,460 million (approximately US$210.5 million) on this loan facility. The principal amount is repayable from May 2018 to May 2031. The interest rate on this loan facility was 1.20% in 2016.

2016 EXIM RMB Loan I (SMIC Beijing)

In December 2016, SMIB entered into the new RMB loan, a two-year working capital loan facility in the principal amount of RMB240 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2016, SMIB had drawn down RMB240 million (approximately US$34.6 million) on this loan facility. The principal amount is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2016.

2016 EXIM RMB Loan II (SMIC Beijing)

In January 2016, SMIB entered into the new RMB loan, a three-year working capital loan facility in the principal amount of RMB400 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2016, SMIB had drawn down RMB400 million (approximately US$57.7 million) on this loan facility. The principal amount is repayable in January 2019. The interest rate on this loan facility was 2.65% in 2016.

17	SMIC 2016 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

2016 EXIM RMB Loan (SMIC)

In May 2016, SMIC entered into a loan facility in the aggregate principal amount of RMB500 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2016, SMIC had drawn down RMB500 million (approximately US$72.1 million) on this loan facility. The outstanding balance is repayable in May 2019. The interest rate on this loan facility was 2.75% in 2016.

2015 CDB USD Loan (SJ Jiangyin)

In September 2015, SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”) entered into a USD loan, a seven-year working capital loan facility in the principal amount of US$44.5 million with China Development Bank. This bank facility was used to expand the capacity of SJ Jiangyin’ 300mm bumping fab. The facility is unsecured, and guaranteed by SMIB. As of December 31, 2016, SJ Jiangyin had drawn down US$20 million and repaid US$18 million on this loan facility. The outstanding balance of US$2.0 million is repayable from September 2017 to September 2022. The interest rate on this loan facility ranged from 4.20% to 4.23% in 2016.

2014 Cassa Depositie Prestiti loan (LFoundry)

In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR35.8 million with Cassa Depositie Prestiti. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR16.3 million the MPS bonds of EUR4.0 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2016, LFoundry had drawn down EUR35.8 million and repaid EUR7.9 million on this loan facility. The outstanding balance of EUR28.4 million (its present value is EUR24.7 million, approximately US$26.0 million) including principal amount of EUR27.9 million and interest cash flow of EUR0.5 million is repayable from June 2017 to December 2023. The interest rate on this loan facility was 0.5% in 2016. LFoundry was in compliance with the related financial covenants as of December 31, 2016.

2014 MPS Capital Service loan (LFoundry)

In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR4.0 million with MPS Capital Service. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR1.8 million, the MPS bonds of EUR0.4 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2016, LFoundry had drawn down EUR4.0 million on this loan facility. The outstanding balance of EUR5.2 million (its present value is EUR4.3 million, approximately US$4.6 million) including principal amount of EUR4.0 million and interest cash flow of EUR1.2 million is repayable from June 2020 to December 2023. The interest rate on this loan facility was approximately 6% in 2016. LFoundry was in compliance with the related financial covenants as of December 31, 2016.

2014 Citizen Finetech Miyota Loan (LFoundry)

In June 2014, LFoundry entered into a loan facility in the aggregate principal amount of JPY480 million with Citizen Finetech Miyota Co. Ltd. This five-year facility was used to finance the planned expansion of LFoundry’s 200mm fab. The facility is secured by the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2016, LFoundry had drawn down JPY480 million on this loan facility. The outstanding balance of JPY499.4 million (approximately US$3.9 million) including principal amount of JPY480 million and interest cash flow of JPY19.4 million is repayable from June 2017 to December 2019. The interest rate on this loan facility was 4.04% in 2016. LFoundry was in compliance with the related financial covenants as of December 31, 2016.

SMIC 2016 Annual Report	18

Finance Lease Payables

In 2016, a leasing contract entered into by the Group with one of its suppliers for the construction and installation of gas generation equipment. This transaction has been accounted for a finance leasing with remaining lease term of 5 year. As of December 31, 2016, the total net future minimum lease payments was US$7.1 million.

Loans from non-controlling interests shareholders

During 2016, LFoundry entered into a loan facility in the aggregate principal amount of EUR15.0 million from non-controlling interests shareholders of LFoundry. This seven-year facility was in relation to the construction of the new co-generation. LFoundry had drawn down EUR1.5 million on this loan facility. The outstanding balance of EUR1.5 million (approximately US$1.6 million) is repayable from September 2018 to December 2023. The interest rate on this loan facility was 3.5% in 2016.

Sales and Leaseback Borrowings

During 2016, the three financing arrangements of sales and leaseback borrowings amounted to US$482.6 million were entered into by the Group with third-party financing companies in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the financing arrangements. As the repurchase prices are set at below US$1.00 which are minimal compared to the expected fair value and the Group is certain that it will exercise the repurchase options, the above financing arrangements have been accounted for as collateralized borrowings of the Group.

Short-term Credit Agreements

As of December 31, 2016, the Group had 34 short-term credit agreements that provided total credit facilities up to US$2,050.8 million on a revolving credit basis. As of December 31, 2016, the Group had drawn down US$177.0 million under these credit agreements. The outstanding borrowings under these credit agreements are unsecured. The interest rate on this loan facility ranged from 0.98% to 3.48% in 2016.

Capitalized Interest

Interest, after netting off government funding received, incurred on borrowed funds used to construct plant and equipment during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interests of US$28.0 million and US$30.3 million in 2016 and 2015, respectively, were added to the cost of the underlying assets and are amortized over the respective useful life of the assets. In 2016 and 2015, the Group recorded amortization expenses relating to the capitalized interest of US$19.4 million and US$15.5 million, respectively.

Commitments

As of December 31, 2016, the Group had commitments of US$239.8 million for facilities construction obligations in connection with the Group’s Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin facilities.

As of December 31, 2016, the Group had commitments of US$800.6 million to purchase machinery and equipment for its Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin fabs.

19	SMIC 2016 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

As of December 31, 2016 the Group had commitments of US$5.5 million to purchase intellectual property.

Debt to Equity Ratio

As of December 31, 2016, the Group’s net debt to equity ratio was approximately 16.1%. Please refer to Note 40 to our financial statements for calculation.

Foreign Exchange Rate Fluctuation Risk

The Group’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. The Group also enters into transactions in other currencies. The Group is primarily exposed to changes in exchange rates for the Euro, Japanese Yen, and RMB.

To minimize these risks, the Group purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in RMB, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with IFRS.

Outstanding Foreign Exchange Contracts

As of December 31, 2016, the Group had no outstanding foreign currency forward exchange contract.

As of December 31, 2015, the Group had outstanding foreign currency forward exchange contract with notional amounts of US$42.9 million, which matured in 2016.

As of December 31, 2014, the Group had no outstanding foreign currency forward exchange contracts.

The Group does not enter into foreign currency exchange contracts for speculative purposes.

	As of		As of		As of
	December 31, 2016		December 31, 2015		December 31, 2014
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	Notional		Notional		Notional
	Value	Fair Value	Value	Fair Value	Value	Fair Value
Forward Foreign Exchange Agreement
(Receive Eur/Pay US$)
Contract Amount	—	—	42,872	172	—	—
Total Contract Amount	—	—	42,872	172	—	—

Cross Currency Swap Fluctuation Risk

In 2016 and 2015, the Group entered into or issued several RMB denominated loan facility agreements, short-term notes and medium-term notes (the “RMB Debts”) in the aggregate principal amount of RMB5,447 million (approximately US$785.2 million) and RMB480 million (approximately US$74.0 million), respectively.

The Group was primarily exposed to changes in the exchange rate for the RMB. To minimize the currency risk, the Group entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the whole part of these RMB Debts to protect against the adverse effect of exchange rate fluctuations arising from the RMB Debts.

SMIC 2016 Annual Report	20

Outstanding Cross Currency Swap Contracts

As of December 31, 2016, the Group had outstanding cross currency swap contracts with notional amounts of RMB5,927 million (approximately US$854.4 million). Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2016, the fair value of cross currency swap contracts was approximately US$(80.5) million and was recorded in other financial liabilities. The cross currency swap contracts will mature during the period 2017 to 2021.

As of December 31, 2015, the Group had outstanding cross currency swap contracts with notional amounts of RMB480.0 million (approximately US$74.0 million). Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2015, the fair value of cross currency swap contracts was approximately US$(1.5) million and was recorded in other financial liabilities. The cross currency swap contracts will mature in 2018.

As of December 31, 2014, the Group had no outstanding cross currency swap contracts.

	As of		As of		As of
	December 31, 2016		December 31, 2015		December 31, 2014
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	Notional		Notional		Notional
	Value	Fair Value	Value	Fair Value	Value	Fair Value
Cross Currency Swap Contracts
(Receive RMB/Pay US$)
Contract Amount	854,404	(80,518)	73,966	(1,459)	—	—
Total Contract Amount	854,404	(80,518)	73,966	(1,459)	—	—

Interest Rate Risk

The Group’s exposure to interest rate risks relates primarily to the Group’s long-term loans, which the Group generally assumes to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Group’s debt obligations outstanding as of December 31, 2016. The Group’s long-term loans are all subject to variable interest rates. The interest rates on the Group’s U.S. dollar-denominated loans are linked to the LIBOR. As a result, the interest rates on the Group’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31
	2017	2018	2019	2020	2021 and thereafter
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	702,032	1,117,130	1,037,643	398,754	38,395
Average interest rate	3.55%	4.04%	4.02%	3.64%	3.54%
RMB denominated
Average balance	1,186,476	1,172,366	946,979	625,762	187,726
Average interest rate	2.57%	2.57%	2.57%	2.12%	1.29%
EUR denominated
Average balance	37,709	32,689	27,358	19,532	8,405
Average interest rate	1.85%	1.92%	2.01%	2.08%	1.96%
JPY denominated
Average balance	3,787	2,569	505	—	—
Average interest rate	4.04%	4.04%	4.04%	NA	NA
Weighted average forward interest rate	2.98%	3.32%	3.36%	2.75%	1.35%

21	SMIC 2016 Annual Report

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The composition of the Board during the year ended December 31, 2016 and up to the date of this report is set forth as follows:

Name of Director	Age	Position
Zhou Zixue	60	Chairman, Executive Director
Tzu-Yin Chiu	60	Chief Executive Officer, Executive Director
Gao Yonggang	52	Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director
Chen Shanzhi	48	Non-executive Director
Zhou Jie	49	Non-executive Director
Ren Kai	44	Non-executive Director
Lu Jun	48	Non-executive Director
Tong Guohua	59	Non-executive Director (Appointed on February 14, 2017)
Lip-Bu Tan	57	Independent Non-executive Director
William Tudor Brown	58	Independent Non-executive Director
Carmen I-Hua Chang	69	Independent Non-executive Director
Shang-yi Chiang	70	Independent Non-executive Director (Appointed on December 20, 2016)
Jason Jingsheng Cong	54	Independent Non-executive Director (Appointed on February 14, 2017)
Resigned
Sean Maloney	60	Independent Non-executive Director (Resigned on November 7, 2016)
Li Yonghua	42	Alternate Director of Chen Shanzhi (Resigned on February 24, 2017)

Senior Management

The Company’s senior management is appointed by, and serves at the discretion of, the Board. The following table sets forth the names, ages and positions of the senior management as of the date of this annual report:

Name	Age	Position
Tzu-Yin Chiu	60	Chief Executive Officer and Executive Director
Gao Yonggang	52	Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director
Haijun Zhao	53	Chief Operating Officer and Executive Vice President
Jyishyang Liu	64	Executive Vice President, Engineering & Services
Li Zhi	53	Executive Vice President, Legal/Public Affairs/General Administration
Mike Rekuc	68	Executive Vice President, Worldwide Sales & Marketing
Tianshen Tang	60	Executive Vice President, Design Service
Gareth Kung	52	Executive Vice President, Investment and Strategic Business Development and Finance, and Company Secretary

SMIC 2016 Annual Report	22

Brief Biographical Details

Board of Directors

Zhou Zixue

Chairman of the Board, Executive Director

Dr. Zhou Zixue joined SMIC in 2015 and is currently the Chairman of the Board. Dr. Zhou received a master degree in management engineering from The University of Electronic Science and Technology of China and a Ph.D in Economic History from Central China Normal University. Prior to joining the Company, Dr. Zhou had served as Chief Economist in the Ministry of Industry and Information Technology of China (“MIIT”) since April 2009. He was the Director-General in the Department of Finance of MIIT from 2008 to 2009. Dr. Zhou had worked as Director-General and Deputy Director-General in the Ministry of Information Industry of China and Deputy Director-General of the Ministry of Electronics Industry (“MEI”) and had served in other different divisions of the MEI and the Ministry of Machinery and Electronics Industry. Dr. Zhou had previously worked in Beijing State-Owned Dongguangdian Factory, one of the then largest semiconductor enterprises in China, responsible for accounting and marketing. Dr. Zhou is also the secretary general of the China Information Technology Industry Federation, chairman of the board of directors of the China Semiconductor Industry Association, the executive deputy director of the Standing Committee of Electronic Science and Technology Commission of China, a member of the National Informatization Expert Advisory Committee, a director of Chinese Accounting Association, the executive director and vice chairman of the board of directors of the China Institute of Electronics, the vice president of China Electronic Chamber of Commerce, the executive director of China Association of Chief Financial Officers and the president of its electronic branch and an Adjunct Professor of each of Beihang University, Beijing Institute of Technology, Renmin University of China, Nanjing University of Science and Technology, Zhejiang University, University of Electronic Science and Technology. Currently Dr. Zhou is a director of Nantian Electronics Information Co., Ltd (a company listed on Shenzhen Stock Exchange: 000948) and a director of Hisense Electric Company Limited (a company listed on the Shanghai Stock Exchange: 600060). He is also the chairman of the board of directors of SMIC Holdings Corporation and SJ Semiconductor (Jiangyin) Corporation and the chairman of Semiconductor Manufacturing North China (Beijing) Corporation.

Tzu-Yin Chiu

Chief Executive Officer & Executive Director

Dr. Tzu-Yin Chiu has over 30 years’ experience in the semiconductor industry and a track record of managing successful semiconductor manufacturing companies at the executive level. Dr. Chiu’s expertise spans technology research, business development, operations and corporate management. He began his career in the United States as a research scientist at AT&T Bell Laboratories in Murray Hill, New Jersey, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. He then joined Taiwan Semiconductor Manufacturing Corporation (TSMC), where he served as Senior Director of Fab Operations. Subsequently, Dr. Chiu became Senior Vice President of Shanghai Operations for Semiconductor Manufacturing International Corporation (SMIC). He then served as Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International in Shanghai, China. He was then appointed President and COO of Silterra Malaysia, before joining Hua Hong NEC as President and CEO in February 2009. Dr. Chiu also served as the Vice President and Chief Operating Officer of Shanghai Huali Microelectronics Corporation from 2010 to 2011. From 2005 to 2009, he was an Independent Director of Actions Semiconductor Co., Ltd. Dr. Chiu returned to SMIC in August 2011 as CEO and Executive Director. He is also Vice Council Chairman of China Semiconductor Industry Association (CSIA), a board member of Global Semiconductor Alliance (GSA), a member of the Engineering Advisory Board of University of California, Berkeley, the chairman of the board of directors of each of Brite Semiconductor Corporation, SilTech Semiconductor (Shanghai) Corporation Limited, Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International (Shenzhen) Corporation, Semiconductor Manufacturing International (Beijing) Corporation, SMIC Semiconductor Advanced Technology Research (Shanghai) Corporation, and LFoundry S.r.l.. Dr. Chiu is also the director of Semiconductor Manufacturing North China (Beijing) Corporation, SJ Semiconductor (Jiangyin) Corporation, and Toppan SMIC Electronics (Shanghai) Co., Ltd.

23	SMIC 2016 Annual Report

DIRECTORS AND SENIOR MANAGEMENT

Dr. Chiu earned his bachelor’s degree in electrical and systems engineering at Rensselaer Polytechnic Institute in New York, and his doctorate in electrical engineering and computer science at the University of California, Berkeley. He has also earned an executive MBA degree from Columbia University in New York. Dr. Chiu was honored as the 2014 Distinguished Alumni Award by the Department of EECS at the University of California, Berkeley on February 13, 2014. Dr. Chiu received the Outstanding EHS Achievement Award from SEMI on March 18, 2014. Dr. Chiu holds 82 semiconductor technology patents with 20 additional patents still pending. He is a senior member of the IEEE and has published over 30 technical articles.

Gao Yonggang

Chief Financial Officer, Executive Vice President, Strategic Planning & Executive Director

Dr. Gao Yonggang, a non-executive Director since 2009, has been appointed as Executive Vice President, Strategic Planning of the Company and has been re-designated as an executive Director since June 17, 2013. He has been appointed as the Chief Financial Officer of the Company since February 17, 2014. Dr. Gao is a director of seven subsidiaries of the Company: namely Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing North China (Beijing) Corporation, Semiconductor Manufacturing International (Shenzhen) Corporation, SMIC Holdings Corporation and Ningbo Semiconductor International Corporation. He is also the chairman of the board of China Fortune-Tech Capital Co., Ltd, the Company’s joint venture with independent third parties, and a director of Ningbo Semiconductor International Corporation. Dr. Gao has more than 30 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries, including commercial, industrial, and municipal utilities, and in various types of organizations, including state-owned enterprises, private companies, joint ventures, and government agencies. Dr. Gao was the Chief Financial Officer of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., and an executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He was also a director and the Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd.. Dr. Gao is a standing committee member of Accounting Society of China, standing director of Enterprise Financial Management Association of China, independent director of GRINM Semiconductor Materials Co.,Ltd and China Building Material Test & Certification Group Co., Ltd.. Dr. Gao graduated from Nankai University with a Ph.D. in management. He has conducted studies in the field of financial investment, and has been involved in a number of key research projects and publications in this area. Dr. Gao is also a Fellow of the Institute of Chartered Accountants in Australia. Founding Member, director of The Hong Kong Independent Non-Executive Director Association.

Chen Shanzhi

Non-Executive Director

Dr. Chen Shanzhi has been a non-executive Director since 2009. Dr. Chen is currently the SVP and CIO of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group). He is also the SVP of Datang Telecom Technology & Industry Holdings Co., Ltd., where he is responsible for strategy development, technology and standards development, corporate IT, strategic alliances and cooperation, investment budget management, and external Industrial Investment. Dr. Chen received his bachelor’s degree from Xidian University, his master’s degree from the China Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications, and his Ph.D. from Beijing University of Posts and Telecommunications.

SMIC 2016 Annual Report	24

Dr. Chen has 20 years of experience in the field of information and communication technology, during which he has been involved in research and development, technology and strategy management. Dr. Chen has made important contributions to the industrialization of TD-SCDMA 3G and the research and development of TD-LTE-Advanced 4G international standards. Dr. Chen has made major contributions in the technology breakthroughs, international standard development and industrialization for the introduction of China’s home-grown TD-LTE-Advanced 4G. His current research is focusing on 5G communications.

Dr. Chen is currently an Expert Advisory Group member of National Science and Technology Platform, the chairman of Chinese high-tech Industrialization Association for Information Technology Committee, a director of The Chinese Institute of Electronics, an executive director of China Institute of Communications, a director of China Communications Standards Association (CCSA) and a senior member of IEEE. Dr. Chen was a member of the IT Experts Panel of the National 863 Program and a member of the Programming Group of the major project of “The New-generation Broadband Wireless Mobile Communications Network”.

Dr. Chen has four publications, one of which was published by the Springer in English. He has more than 150 papers in domestic and foreign academic conferences and publications, of which more than 70 were published by SCI and EI. Many of his papers have received awards. At present, he has applied for more than 20 national invention patents.

Dr. Chen received the Grand Prize for National Science and Technology Progress Award China in 2016, the second prize for the State Award for Technological Invention China in 2015, the first prize for the 2012 National Science and Technology Progress Award, the second prize for the 2001 National Science and Technology Progress Award, the Ninth Guanghua Engineering Science and Technology Award, the first prize for the 2012 China Institute of Communications Science and Technology Award and the first prize for the 2009 National Enterprise Management Modernization Innovation Achievement Award and other honors.

Zhou Jie

Non-Executive Director

Mr. Zhou Jie has been a Director since 2009. Mr. Zhou is the chairman of the board and the secretary of CPC committee of Haitong Securities Co., Ltd. (listed on the Shanghai Stock Exchange under the code of 600837; listed on the Hong Kong Stock Exchange under the stock code of 6837). From February 1992 to June 1996, Mr. Zhou served in the investment banking department of Shanghai International Securities Company. From June 1996 to December 2001, Mr. Zhou served, successively, as the manager of investment department, the vice general manager, and the chairman of the board of directors and the general manager of Shanghai SIIC Asset Management Co., Ltd. From December 2001 to April 2003, he was the director and general manager of SIIC Medical Science and Technology (Group) Limited. From January 2002 to July 2016, he acted, successively, as the executive director and the vice executive officer, the executive director and the executive vice president, the vice chairman and chief executive officer of Shanghai Industrial Holdings Limited (listed on the Hong Kong Stock Exchange under the stock code of 0363). From August 2004 to July 2016, he was the chief planning officer, the executive director and vice president, the executive director and executive vice president, and the president and secretary of CPC committee of SIIC Shanghai (Holding) Co., Ltd. From March 2010 to May 2012, he was the chairman of the supervisory committee of Shanghai Pharmaceuticals Holding Co., Ltd. (listed on the Shanghai Stock Exchange under the stock code of 601607; listed on the Hong Kong Stock Exchange under the stock code of 2607), of which he was the chairman of the board of directors and the secretary of CPC committee from June 2012 to June 2013 and from May 2016 to July 2016. Mr. Zhou was graduated from the College of Management of Shanghai Jiao Tong University majoring in the management engineering with a master’s degree of engineering in February 1992.

25	SMIC 2016 Annual Report

DIRECTORS AND SENIOR MANAGEMENT

Ren Kai

Non-Executive Director

Mr. Ren Kai, received a bachelor degree in industry and international trade from Harbin Engineering University. Since September 2014, Mr. Ren has been serving as the Vice President of Sino IC Capital. From October 2007 to August 2014, he had served as the Director of the Review Board 4 of the Review Bureau 2 of China Development Bank. From October 2004 to December 2007, Mr. Ren served as a Deputy Director of each of the Review Board 3 and the Review Board 4 of the Review Bureau 2 of China Development Bank. From July 1995 to October 2004, Mr. Ren had worked in the Electromechanical Textile Credit Bureau, Chengdu representative office, the Review Bureau 4, the Review Bureau 3 and the Review Bureau 2 of China Development Bank. Mr. Ren has been engaged in loan review programs and investment operations in the fields of equipment and electronics; he is familiar with industrial policies and has in-depth understanding in integrated circuit and related industries. Mr. Ren had gained extensive experience in investment management while he was working in the Review Board 2 of China Development Bank as he led the team to complete the review of hundreds of major projects with annual review commitments of over RMB100 billion and accumulative review commitments of over RMB30 billion in the field of integrated circuit. Mr. Ren is also the director of SJ Semiconductor (Jiangyin) Corporation.

Lu Jun

Non-Executive Director

Mr. Lu Jun received the Master of Business Administration from Nanjing University and holding a bachelor degree in Shipping and Marine engineering from Hohai University. Since August 2014, in addition to serve as President of Sino IC-Capital Co., Ltd, he is also the Chairman of Sino IC-Leasing Co., Ltd. And since May 2010, Mr. Lu has been serving as Executive Vice President of China Development Bank Capital Co., Ltd (China Development Bank Capital Co., Ltd, a wholly-owned subsidiary of China Development Bank Co., Ltd, has been so far the only large-scale agency in China’s banking industry for RMB equity investment, and has formed an integrated platform for strategic investments domestically and internationally). Previously, Mr. Lu has been worked for China Development Bank for more than 20 years and accumulated wealth of experience in credit, industry investment and fund investment. As Mr. Lu has been engaged in loan review programs and investment operations in the fields of equipment and electronics, he is familiar with industrial policies and has in-depth understanding in integrated circuit and related industries. From July 2007 to May 2010, Mr. Lu had served as the Deputy Director of China Development Bank Shanghai Branch. From April 2006 to July 2007, Mr. Lu served as the Director of industrial integration innovation of Investment business bureau of China Development Bank. From April 2003 to April 2006, Mr. Lu served as the Director of each of the Review Board of China Development Bank Jiangsu Branch and Nanjing Branch. From September 2002 to April 2003, Mr. Lu served as the Director of the Review Board of China Development Bank Nanjing Branch. From March 1994 to September 2002, Mr. Lu had worked in Traffic credit bureau, East China credit bureau, finance department of Nanjing Branch, and the Review Bureau 2 of Nanjing Branch of China Development Bank.

Tong Guohua

Non-Executive Director

Dr. Tong Guohua has been a Director on February 14, 2017. Dr. Tong is a professorate senior engineer and doctoral tutor of the School of Public Administration of Huazhong University of Science and Technology. Dr. Tong became President and Secretary of Party of China Academy of Telecommunications Technology as well as President and Executive Director of Datang Telecom Technology & Industry Holdings Co., Ltd. in July 2016. He began working in August 1974 and was President and Secretary of Party of Wuhan Institute of Posts and Telecommunications from November 2004.

SMIC 2016 Annual Report	26

Dr. Tong has been elected as a “National Model Worker” and he was the representative of the eleventh and twelfth National People’s Congress. Dr. Tong was awarded the title “Young Experts with Outstanding Contributions of Hubei Province” in 2004. In 2006, he was awarded as one of the “Top Ten Outstanding Entrepreneurs in the Brand Building of China”, “Outstanding Employee Representative of Hubei Province” and “Entrepreneur with Outstanding Contribution of Wuhan City”. In 2007, Dr. Tong was named “China’s Information Industry Person of the Year” and awarded as a “Person with Outstanding Contribution in Brand Building of Wuhan Region”. In 2008, he was awarded “Innovative Economic Contribution Prize of Hubei Province” and he was named one of the “Top 10 Most Important People in the 30 Years’ Reform and Development of State-owned Enterprises of Hubei Province”. In 2009, he was named as an “Outstanding Entrepreneur of Wuhan City.”

Dr. Tong graduated from Wuhan University in 1982 with a bachelor’s degree in chemistry. He received a master’s degree in science and technology management from Fudan University in 1990. In 2002, he received his doctoral degree in management from Huazhong University of Science and Technology.

Lip-Bu Tan

Independent Non-Executive Director

Mr. Lip-Bu Tan has been a Director since 2001 and is also a director of a subsidiary of the Company. Mr. Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$2.0 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence Board of Directors since 2004. He also serves on the boards of Ambarella Corp., Quantenna Communications, Inc., Hewlett Packard Enterprise, the Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.

William Tudor Brown

Independent Non-Executive Director

Mr. William Tudor Brown has been a Director since 2013. He is a Chartered Engineer, a Fellow of the Institution of Engineering and Technology and a Fellow of the Royal Academy of Engineering. He holds a MA (Cantab) Degree in Electrical Sciences from Cambridge University. Mr. Brown was one of the founders of ARM Holdings plc, a British multinational semiconductor and software design company listed on London Stock Exchange and NASDAQ. In ARM Holdings plc, he served as President during the period from July 2008 to May 2012. His previous roles include Engineering Director and Chief Technology Officer, EVP Global Development and Chief Operating Officer. He had responsibility for developing high-level relationships with industry partners and governmental agencies and for regional development. Before joining ARM Holdings plc, Mr. Brown was Principal Engineer at Acorn Computers and worked exclusively on the ARM R&D programme since 1984. Mr. Brown served as a director at ARM Holdings plc from October 2001 to May 2012. He was also a director of ARM Ltd. From May 2005 to February 2013, he was a director of ANT Software PLC (a company listed on AIM of London Stock Exchange). Mr. Brown served on the UK Government Asia Task Force until May 2012. He sat on the advisory board of Annapurna Labs until the sale of the company in 2015. Currently Mr. Brown is an independent non-executive director and a member of the Compensation Committee and chair of the Nominations and Governance committee of Tessera Technologies, Inc. (a company listed on NASDAQ), an independent non-executive director and a member of each of the Audit Committee and the Compensation Committee of Lenovo Group Limited (a company listed on Main Board of The Stock Exchange of Hong Kong Limited) and an independent non-executive director and a member of the Compensation Committee of Marvell Technology Group (a company listed on NASDAQ).

27	SMIC 2016 Annual Report

DIRECTORS AND SENIOR MANAGEMENT

Carmen I-Hua Chang

Independent Non-Executive Director

Ms. Carmen I-Hua Chang has been an independent non-executive Director since September 2014. Ms. Chang has been involved in seminal cross border transactions between China and the US including the earliest investments by Goldman Sachs in China Netcom and the key transactions of companies such as Lenovo, Foxconn, Google, Tencent, Netease, CEC, China Mobile, Spreadtrum and SMIC. In 2012, Ms. Chang joined New Enterprise Associates (NEA), a venture fund with over US$14 billion dollars under management, where she serves as Partner and Managing Director, Asia (Ex-India). Prior to joining NEA, she was a partner at a SiliconValley law firm, where she headed up its China practice. She is an affiliate of the Center for International Security and Cooperation at Stanford University — Stanford University’s main research organization on international issues — as well as a fellow at the Stanford Business School and Stanford Law School’s Rock Center for Corporate Governance. Ms. Chang also serves as an Independent Non-Executive Director of AAC Technologies Holdings Inc. (SEHK: 2018). Ms. Chang is also on the board of directors for Ruizhang Technologies, Airtake and Availink. Ms. Chang received a graduate degree in modern Chinese history from Stanford University and a Juris Doctor degree from Stanford Law School.

Shang-yi Chiang

Independent Non-Executive Director

Dr. Shang-yi Chiang became a Director on December 20, 2016. During Dr. Chiang’s 40-year career in the semiconductor industry, he has contributed to the research and development of CMOS, NMOS, Bipolar, DMOS, SOS, SOI, GaAs lasers, LED, E-Beam lithography and silicon solar cells. At TSMC, Dr. Chiang led TSMC R&D team set milestones in semiconductor technology in the 0.25μm, 0.18μm, 0.15μm, 0.13μm, 90nm, 65nm, 40nm, 28nm, 20nm and 16nm FinFET generations, transformed TSMC from a technology follower to a technology leader. He worked at Texas Instruments and Hewlett-Packard after completing his study. Then, he returned to Taiwan in 1997 to serve as TSMC’s Vice President of Research and Development. He was Co-Chief Operating Officer when he retired at the end of 2013. After that, Dr. Chiang served two more years as the Adviser to Chairman at TSMC.

Dr. Chiang’s achievements have won many awards and honours. In 2001, he was chosen as one of the 50 “Stars of Asia” by Businessweek Magazine. This award recognizes the outstanding performance of TSMC’s R&D team under his leadership, his vision and his determination. He was made a Life Fellow of the Institute of Electrical and Electronics Engineers (IEEE) in 2002. He received ERSO Award and was honoured as National Taiwan University Distinguished Alumni in 2013. He won IEEE Ernst Weber Managerial Leadership Award and was elected ITRI (Industrial Technology Research Institute) Laureate by the Taiwan Government in 2015.

Dr. Chiang has devoted his career to advancing the semiconductor technology and developing the semiconductor industry, and is a pioneer in making digital technology commonplace in our society.

Dr. Chiang earned his Bachelor of Science degree from National Taiwan University in 1968, his Master of Science degree from Princeton University in 1970 and his Doctorate from Stanford University in 1974, all in Electrical Engineering.

SMIC 2016 Annual Report	28

Jason Jingsheng Cong

Independent Non-Executive Director

Dr. Jason Jingsheng Cong became a Director on February 14, 2017. Dr. Cong received his B.S. degree in computer science from Peking University in 1985, his M.S. and Ph. D. degrees in computer science from the University of Illinois at Urbana-Champaign in 1987 and 1990, respectively. He is currently serving as a Chancellor’s Professor at the Computer Science Department of University of California, Los Angeles, the Director of Center for Domain-Specific Computing, and the Director of VLSI Architecture, Synthesis and Technology (VAST) Laboratory. He served as the chair of the UCLA Computer Science Department from 2005 to 2008. He has served as an Associate Vice Provost for Internationalization and a co-director of the Peking University-UCLA Joint Research Institute since 2009. On 8 February 2017, Dr. Cong’s was elected as a member of the US National Academy of Engineering. Dr. Cong is the Co-founder and Chief Scientific Advisor of Falcon Computing Solutions Inc., and currently he is serving as its Chairman of Board of Directors. He is currently also a director of Inspirit, Inc. In addition, he is a distinguished visiting professor at Peking University and the Director of PKU Center for Energy-Efficient Computing and Applications (CECA). Dr. Cong’s research interests include electronic design automation and energy-efficient computing. He has published over 400 research papers in these areas. He received 10 Best Paper Awards and three 10-Year Retrospective Most Influential Paper Awards. He received the 2011 ACM/IEEE A. Richard Newton Technical Impact Award in Electric Design Automation “for pioneering work on technology mapping for FPGA that has made significant impact on the FPGA research community and industry”. He was elected IEEE Fellow in 2000 and ACM Fellow in 2008. He received the 2010 IEEE Circuits and System (CAS) Society Technical Achievement Award and the 2016 IEEE Computer Society Technical Achievement Award. He is the only scientist who has received a Technical Achievement Award from both the IEEE CAS Society and the Computer Society. Dr. Cong is also an outstanding educator. Dr. Cong has taught 35 PhD students. Nine of them are now faculty members in major research universities worldwide, including Cornell University, Georgia Tech., Peking University, Purdue, SUNY Binghamton, UCLA, UIUC and UT Austin. Also, four of Dr. Cong’s PhD students were co-founders, together with Dr. Cong, of three startups originated from UCLA, including Aplus Design Technologies (acquired by Magma in 2003, now under Synopsys), AutoESL (acquired by Xilinx in 2011) and Falcon Computing Solutions (for customized computing of big-data applications). Others hold key R&D or management positions in various companies related to the information technologies, such as Amazon, Arista, Bloomberg, Broadcom, Cadence, Facebook, Google, IBM, Intel, Micron, Synopsys and Xilinx.

Senior Management

Dr. Tzu-Yin Chiu

Biographical details are set out on page 23 of this annual report.

Dr. Gao Yonggang

Biographical details are set out on page 24 of this annual report.

Haijun Zhao

Chief Operating Officer and Executive Vice President

Haijun Zhao joined SMIC in October 2010 and had been Vice President of 12-inch Operation Center and, later, Vice President of North Operations. In April 2013, he became Executive Vice President and Chief Operating Officer, and also took the role of General Manager of the joint venture, SMNC. Haijun Zhao received his B.S. and Ph.D. from Electronic Engineering, Tsinghua University, Beijing, and MBA from the University of Chicago. He has 25 years of experience in technology development and industrial production of integrated circuit.

29	SMIC 2016 Annual Report

DIRECTORS AND SENIOR MANAGEMENT

Dr. Jyishyang Liu joined SMIC in 2001. He became Vice President of Central Engineering & Services in 2010, and has been Acting Vice President of Central Operations since September 2011. In June 2012 he was promoted to Senior Vice President, and on April 25, 2013, he took on the role as Executive Vice President. He has 30 years of experience in the international semiconductor industry, beginning with research & development work at Motorola and Bell Laboratories, as well as operations management at UMC. Dr. Liu received his BS and MS degrees from National Tsing Hua University and completed his Ph.D. in Materials Science and Engineering at the Massachusetts Institute of Technology. He has seven published technical papers and holds two patents.

Mr. Li Zhi joined SMIC in March 2013 as Vice President and was promoted to Executive Vice President in November 2014. He is currently responsible for overseeing legal, human resources, public affairs and general administration. He has over 30 years of engineering, management and operations experience in the electronics and semiconductor industry. In his previous roles, he was the Deputy-Director Secretary of the President’s office of the China Electronic Information Industry Group, Deputy-Director Secretary of the Ministry of Electronics Industry, head of General Management Department at Beijing Hua Hong NEC IC Design Co. Ltd., President’s Assistant and head of administrative legal department of Beijing Hua Hong IC Design Co. Ltd., Board Secretary of Hua Hong Semiconductor Company (Shanghai Hua Hong NEC Electronics Co. Ltd.), Director of the Board Office (Board Secretary) of Shanghai Hua Hong (Group) Co. Ltd., Executive Vice President, Board Member and CEO of Shanghai Belling Co. Ltd., Vice President of Shanghai Integrated Circuit Industry Association. Mr. Li holds a Bachelor’s degree in Engineering from Beijing University of Aeronautics and Astronautics, and an EMBA from the University of Texas at Arlington. He also serves as the Vice President of the China Electronic Information Association.

Mr. Mike Rekuc joined SMIC in 2011 as President of SMIC Americas. In November 2012, he was promoted to Senior Vice President, initially overseeing Worldwide Sales. As of March 2013, he oversees Worldwide Sales and Marketing, and on April 25, 2013, he took on the role as Executive Vice President. Mr. Rekuc is an industry veteran with four decades of semiconductor experience in both the United States and Asia. Before joining SMIC, he was President of Grace Semiconductor USA for Shanghai-based foundry Grace Semiconductor. Before Grace, 1991 through 2010, he was Senior Vice President of Sales and Marketing of Chartered Semiconductor Manufacturing residing in their Singapore headquarters and also served as the President of Chartered American in the US (Chartered was acquired in 2010 by GlobalFoundries). Prior to joining Chartered, Mr. Rekuc spent 23 years at Motorola, rising from a district sales engineer in Motorola’s semiconductor sector to become Vice President and Global Sales Director of its World Wide Wireless Subscribers Group. Mr. Rekuc began his career working for the United States Navy as a civilian semiconductor specialist. He holds a Bachelor of Science degree in Electrical Engineering from Lawrence Technological University.

SMIC 2016 Annual Report	30

Tianshen Tang

Executive Vice President, Design Services

Dr. Tianshen Tang joined SMIC as Vice President of Business Development in 2010. He became Vice President of Design Service Center in March 2011 and was promoted to Senior Vice President in April 2013. On August 10, 2016, he took on the role as Executive Vice President. Dr. Tang is also a director of Brite Semiconductor Corp. and a Co-Director of SMIC-UCR-PKU Joint Center for ESD Protection Design. Dr. Tang is a semiconductor industry veteran with near 30 years of experience spanning academic and technology research, IC design, business development, sales and marketing, start-up company and corporate management in both United States and China. Prior to joining SMIC, Dr. Tang was Vice President of Design Service at Shanghai Hua Hong NEC Electronics Company. Before Hua Hong NEC, he was a co-founder and Chief Technology Officer of Penstar Technology Company. He also previously held management positions at Intel ITP and New Business Groups and Lanstar Semiconductor USA. Dr. Tang began his career in United States as an assistant professor in Electrical Engineering and Computer Sciences at Texas A&M University-Kingsville, rising to become a turned associate professor. Dr. Tang holds a bachelor’s degree in mathematics from Tianjin Nankai University, a master and Ph.D both in electrical engineering from Texas A&M University, College Station. Dr. Tang published over thirty peer-reviewed technical articles, led seven research programs funded by distinguished sources in both United States and China, and advised more than 20 graduate students. Dr. Tang was honored Scientific Chinese Figures 2015.

Mr. Gareth Kung joined SMIC in July 2012. He works as Executive Vice President, Investment and Strategic Business Development and Finance and Company Secretary. Mr. Kung has over 25 years’ work experience working as a chief financial officer in publicly listed companies, private equity investment manager, banker and auditor. Between 2003 and 2009, Mr. Kung worked at SMIC as the Group Treasurer and Group Controller and from July 2012 to February 2014 as the Company’s Chief Financial Officer. Mr. Kung holds a MBA from the University of Western Ontario and a bachelor’s degree in accounting from the National University of Singapore. Mr. Kung is a Certified Public Accountant in Hong Kong, Australia and Singapore and a Chartered Accountant of England and Wales. In addition, he is a Chartered Financial Analyst.

Company Secretary

Mr. Gareth Kung

Biographical details are set out above.

31	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

Business Review

Despite a challenging environment in 2016, the Group’s sales totalled US$2,914.2 million, compared to US$2,236.4 million in 2015. The Group recorded a profit of US$316.4 million in 2016, compared to US$222.3 million in 2015. During 2016, the Group also completed its first international acquisition through acquiring LFoundry as well as expanded its capacity of its fabs located in mainland China. The Group has implemented Internal controls and other risk management measures designed to mitigate the principal risks which the Group faces in its financial condition and operations, including but not limited to the followings:

1.	Cyclicality of the semiconductor manufacturing industry;

2.	Inability to secure key materials or equipment in a timely manner;

3.	Inability to raise sufficient funding in light of the capital intensiveness of the semiconductor manufacturing industry;

4.	Inability to keep up with technology migration; and

5.	Difficulty to attract and retain technical and managerial talents.

The Group continues to serve a broad global customer base comprised of leading IDMs, fabless semiconductor companies and system companies. Looking ahead, our long-term goal is to achieve sustained profitability through optimal efficiency and utilization of existing assets, harnessing of our strong market position in China and investing further in advanced technology and capacity. For further details, please see pages 8 to 10 of the Annual Report.

We are committed to protecting the environment and have in place various environmental protection, safety and health (“ESH”) policies, as well as international standards certifications. We have complied with all relevant laws and regulations, such as the European Union’s Restriction of Hazardous Substances (RoHS) Directive. For further details, please see pages 120 to 121 of the Annual Report.

The Company will publish a separate environmental, social and governance report on the Hong Kong Stock Exchange’s website and the Company’s website no later than three months after the publication of this report.

Board of Directors

Members of the Board are elected or re-elected by the shareholders of the Company. The Directors shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, to hold office until the next annual general meeting of the Company after such appointment and shall then be eligible for re-election at that meeting.

SMIC 2016 Annual Report	32

The composition of the Board during the year ended December 31, 2016 and up to the date of this report is set forth as follows:

Appointment
Name of Director	Position	Class	Commencement Date
Zhou Zixue	Chairman, Executive Director	I	2015/3/6
Tzu-Yin Chiu	Chief Executive Officer, Executive Director	I	2011/8/5
Gao Yonggang	Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director	I	2009/6/23
William Tudor Brown	Independent Non-executive Director	I	2013/8/8
Tong Guohua	Non-executive Director	I	2017/2/14
Chen Shanzhi	Non-executive Director	II	2009/6/23
Lip-Bu Tan	Independent Non-executive Director	II	2001/11/3
Carmen I-Hua Chang	Independent Non-executive Director	II	2014/9/1
Lu Jun	Non-executive Director	II	2016/2/18
Zhou Jie	Non-executive Director	III	2009/1/23
Ren Kai	Non-executive Director	III	2015/8/11
Shang-yi Chiang	Independent Non-executive Director	III	2016/12/20
Jason Jingsheng Cong	Independent Non-executive Director	III	2017/2/14
Resigned
Sean Maloney	Independent Non-executive Director	III	2013/6/15 Resigned on November 7, 2016
Li Yonghua	Alternate Director of Chen Shanzhi	—	2013/10/22 Resigned on February 24, 2017

33	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

Subsidiaries

As of December 31, 2016, the Company’s subsidiaries are as follows:

1.	中芯國際控股有限公司

SMIC Holdings Corporation*

Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise
Total investment: N/A

Registered capital: US$50,000,000
Equity holder: the Company (100%)

2.	中芯國際集成電路製造(上海)有限公司

Semiconductor Manufacturing International (Shanghai) Corporation*
Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise
Total investment: US$5,880,000,000
Registered capital:US$2,190,000,000

Equity holder: the Company (100%)

3.	中芯國際集成電路製造(北京)有限公司

Semiconductor Manufacturing International (Beijing) Corporation*
Principal place of operation: Beijing, PRC

Place of incorporation: Beijing, PRC

Legal entity: Wholly foreign-owned enterprise
Total investment: US$3,000,000,000
Registered capital: US$1,000,000,000

Equity holder: the Company (100%)

4.	中芯國際集成電路製造(天津)有限公司

Semiconductor Manufacturing International (Tianjin) Corporation*
Principal place of operation: Tianjin, PRC

Place of incorporation: Tianjin, PRC

Legal entity: Wholly foreign-owned enterprise
Total investment: US$1,100,000,000
Registered capital: US$690,000,000

Equity holder: the Company (100%)

SMIC 2016 Annual Report	34

5.	中芯北方集成電路製造(北京)有限公司

Semiconductor Manufacturing North China (Beijing) Corporation*
Principal place of operation: Beijing, PRC

Place of incorporation: Beijing, PRC
Legal entity: Majority-owned subsidiary
Total investment: US$3,590,000,000
Registered capital: US$2,400,000,000

Equity holder: the Company (26% directly and 25% indirectly through Semiconductor
Manufacturing International (Beijing) Corporation)

6.

SMIC Japan Corporation*

Principal country of operation: Japan
Place of incorporation: Japan

Authorized capital: JPY10,000,000 divided into 200 shares of a par value of JPY50,000
Equity holder: the Company (100%)

7.	SMIC, Americas

Principal country of operation: U.S.A.
Place of incorporation: California, U.S.A

Authorized capital: US$500,000 divided into 50,000,000 shares of common stock of a par value of US$0.01

Equity holder: the Company (100%)

8.	Better Way Enterprises Limited Principal country of operation: Samoa Place of incorporation: Samoa

Authorized capital: US$1,000,000 divided into 1,000,000 shares of a par value of US$1.00
Issued share capital: US$1.00

Equity holder: the Company (100%)

9.	SMIC Europe S.R.L.

Principal place of operation: Milan, Italy

Place of incorporation: Agrate Brianza (Monza and Brianza), Italy
Registered capital: Euros 100,000

Equity holder: the Company (100%)

10.	Semiconductor Manufacturing International (Solar Cell) Corporation Principal country of operation: Cayman Islands

Place of incorporation: Cayman Islands

Authorized capital: US$11,000 divided into 11,000,000 ordinary shares of US$0.001
Equity holder: the Company (100%)

35	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

11.	中芯能源科技(上海)有限公司

SMIC Energy Technology (Shanghai) Corporation*
Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise
Total investment: US$26,000,000

Registered capital: US$10,400,000

Equity holder: the Company (100%, indirectly through SMIC Solar Cell (HK) Company Limited)

12.	中芯貿易(上海)有限公司

SMIC Commercial Shanghai Limited Company*
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise
Total investment: US$1,100,000

Registered capital: US$800,000
Equity holder: the Company (100%)

13.	中芯國際開發管理(成都)有限公司

SMIC Development (Chengdu) Corporation*
Principal place of operation: Chengdu, PRC
Place of incorporation: Chengdu, PRC

Legal entity: Wholly foreign-owned enterprise
Total Investment: US$12,500,000

Registered capital: US$5,000,000
Equity holder: the Company (100%)

14.	Magnificent Tower Limited

Principal country of operation: British Virgin Islands
Place of incorporation: British Virgin Islands
Authorized capital: US$50,000

Issued share capital: US$1.00

Equity holder: the Company (100%, indirectly through Better Way Enterprises Limited)

15.	SMIC Shanghai (Cayman) Corporation

Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorized capital: US$50,000

Issued share capital: US$0.0004
Equity holder: the Company (100%)

16.	SMIC Beijing (Cayman) Corporation

Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorized capital: US$50,000

Issued share capital: US$0.0004
Equity holder: the Company (100%)

SMIC 2016 Annual Report	36

17.	SMIC Tianjin (Cayman) Corporation

Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorized capital: US$50,000

Issued share capital: US$0.0004
Equity holder: the Company (100%)

18.	SMIC Hong Kong International Company Limited (formerly “SMIC Shanghai (HK) Company Limited”)

Principal place of operation: Hong Kong

Place of incorporation: Hong Kong
Authorized capital: HK$1,000
Issued share capital: HK$1.00

Equity holder: the Company (100%, indirectly through SMIC Shanghai (Cayman) Corporation)

19.	SMIC Beijing (HK) Company Limited

Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorized capital: HK$1,000

Issued share capital: HK$1.00

Equity holder: the Company (100%, indirectly through SMIC Beijing (Cayman) Corporation)

20.	SMIC Tianjin (HK) Company Limited

Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorized capital: HK$1,000

Issued share capital: HK$1.00

Equity holder: the Company (100%, indirectly through SMIC Tianjin (Cayman) Corporation)

21.	SMIC Solar Cell (HK) Company Limited

Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorized capital: HK$10,000

Issued share capital: HK$1.00

Equity holder: the Company (100%, indirectly through Semiconductor Manufacturing International (Solar Cell) Corporation)

22.	Semiconductor Manufacturing International (BVI) Corporation

Principal country of operation: British Virgin Islands

Place of incorporation: British Virgin Islands
Authorized capital: US$10.00

Issued share capital: US$10.00
Equity holder: the Company (100%)

37	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

23.	Admiral Investment Holdings Limited

Principal country of operation: British Virgin Islands
Place of incorporation: British Virgin Islands
Authorized capital: US$10.00

Issued share capital: US$10.00
Equity holder: the Company (100%)

24.	SMIC Shenzhen (Cayman) Corporation

Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorized capital: US$50,000
Issued share capital: US$0.0004
Equity holder: the Company (100%)

25.	中芯國際集成電路新技術研發(上海)有限公司

SMIC Advanced Technology Research & Development (Shanghai) Corporation*
Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC
Legal entity: Majority-owned subsidiary
Total investment: US$297,000,000
Registered capital: US$99,000,000
Equity holder: the Company (89.697%)

26.	SMIC Shenzhen (HK) Company Limited

Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorized capital: HK$1,000

Issued share capital: HK$1.00

Equity holder: the Company (100%, indirectly through SMIC Shenzhen (Cayman) Corporation)

27.	SilTech Semiconductor Corporation

Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorized capital: US$10,000

Issued share capital: US$10,000
Equity holder: the Company (100%)

28.	SilTech Semiconductor (Hong Kong) Corporation Limited

Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorized capital: HK$1,000
Issued share capital: HK$1,000

Equity holder: the Company (100%, indirectly through SilTech Semiconductor Corporation)

SMIC 2016 Annual Report	38

29.	中芯國際集成電路製造(深圳)有限公司

Semiconductor Manufacturing International (Shenzhen) Corporation*
Principal place of operation: Shenzhen, PRC

Place of incorporation: Shenzhen, PRC

Legal entity: Wholly foreign-owned enterprise
Total Investment: US$380,000,000

Registered capital: US$127,000,000

Equity holder: the Company (100%, indirectly through SMIC Shenzhen (HK) Company Limited)

30.	芯電半導體(上海)有限公司

SilTech Semiconductor (Shanghai) Corporation Limited*
Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise
Total investment: US$35,000,000

Registered capital: US$12,000,000

Equity holder: the Company (100%, indirectly through SilTech Semiconductor (Hong Kong) Corporation Limited)

31.	中芯晶圓股權投資(上海)有限公司

China IC Capital Co., Ltd*

Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC

Legal entity: One-person Company with Limited Liability (wholly owned by a foreign invested company)
Registered capital: RMB1,200,000,000

Equity holder: the Company (100%, indirectly through Semiconductor Manufacturing International (Shanghai) Corporation)

32.	上海合芯投資管理合夥企業(有限合夥)

Shanghai Hexin Investment Management Limited Partnership*
Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC
Legal entity: Majority-owned subsidiary
Registered capital: RMB50,000,000

Equity holder: the Company (99%, indirectly through China IC Capital Co., Ltd)

33.	上海榮芯投資管理合夥企業(有限合夥)

Shanghai Rongxin Investment Management Limited Partnership*
Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC
Legal entity: Majority-owned subsidiary
Registered capital: RMB50,000,000

Equity holder: the Company (99%, indirectly through China IC Capital Co., Ltd)

39	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

34.	SJ Semiconductor Corporation

Principal place of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorized capital: US$15,000

Issued share capital: US$5,668.05#
Equity holder: the Company (56.045%)

35.	SJ Semiconductor (HK) Limited

Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorized capital: HK$1,000

Issued share capital: HK$1,000

Equity holder: the Company (56.045%, indirectly through SJ Semiconductor Corporation)

36.	中芯長電半導體(江陰)有限公司

SJ Semiconductor (Jiangyin) Corporation*

Principal place of operation: Jiangyin City, Jiangsu Province, PRC
Place of incorporation: Jiangyin City, Jiangsu Province, PRC
Legal entity: Majority-owned subsidiary

Total investment: US$1,140,000,000
Registered capital: US$399,500,000

Equity holder: the Company (56.045%, indirectly through SJ Semiconductor (HK) Limited)

37.	中芯集成電路(寧波)有限公司

Ningbo Semiconductor International Corporation*
Principal place of operation: Ningbo, PRC

Place of incorporation: Ningbo, PRC
Legal entity: Majority-owned subsidiary
Total investment: N/A

Registered capital: RMB355,000,000

Equity holder: the Company (66.7606%, indirectly through China IC Capital Co., Ltd)

38.	中芯南方集成電路製造有限公司

Semiconductor Manufacturing South China Corporation*
Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC
Legal entity: Wholly owned enterprise
Total investment: US$630,000,000
Registered capital: US$210,000,000

Equity holder: the Company (73.81%, indirectly through Semiconductor Manufacturing International (Shanghai) Corporation and 26.19% indirectly through SMIC Holdings Corporation)

SMIC 2016 Annual Report	40

39.	LFoundry S.R.L.

Principal place of operation: Avezzano (AQ), Italy
Place of incorporation: Avezzano (AQ), Italy
Registered capital: Euros 2,000,000

Equity holder: the Company (70%, indirectly through SMIC Hong Kong International Company Limited)

40.	SJ Semiconductor USA Co.

Principal place of operation: San Jose, California, USA
Place of incorporation: San Jose, California, USA
Authorized capital: US$2,000,000

Equity holder: the Company (56.045%, indirectly through SJ Semiconductor Corporation)

*	For identification purposes only
#	Included ordinary shares and preferred shares

41	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

Share Capital

During the year ended December 31, 2016, the Company issued 207,399,470 Ordinary Shares to certain eligible participants including employees, directors, officers, and other service providers of the Company (“eligible participants”) pursuant to the Company’s 2004 Stock Option Plan (“2004 Stock Option Plan”) (adjusted to 20,739,947 Ordinary Shares upon the effect of the Share Consolidation), 46,606,176 Ordinary Shares to certain of the eligible participants pursuant to the Company’s amended and restated 2004 Equity Incentive Plan (“2004 Equity Incentive Plan”) (adjusted to 4,660,617 Ordinary Shares upon the effect of the Share Consolidation). During the year, there were 27,190,880 and 69,148,980 Ordinary Shares issued as a result of the exercise of equity awards granted pursuant to the Company’s 2014 stock option plan (the “2014 Stock Option Plan”) and the Company’s 2014 equity incentive plan (the “2014 Equity Incentive Plan”) (adjusted to 2,719,088 and 6,914,898 Ordinary Shares upon the effect of the Share Consolidation) which have replaced the 2004 Stock Option Plan and the 2004 Equity Incentive Plan, respectively, upon their termination.

At the extraordinary general meeting of the Company held on December 6, 2016 (the “EGM”), ordinary resolutions were passed to approve the Share Consolidation

Outstanding Share Capital as at December 31, 2016	Number of Shares Outstanding
Ordinary Shares	4,252,922,259

Under the terms of the 2014 Equity Incentive Plan, the Compensation Committee may grant restricted share units (“RSU(s)”) to eligible participants. Each RSU represents the right to receive one Ordinary Share. RSUs granted to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the RSUs and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of RSU. For the year ended December 31, 2016, the Compensation Committee of the Company granted a total of 87,382,469 RSUs (adjusted to 8,738,246 RSUs upon the effect of the Share Consolidation).

As a result of the Share Consolidation effective on December 7, 2016, the total number of shares of the Company that may be issued upon the exercise in full of the outstanding Share Options was adjusted from 42,508,409,019 ordinary shares of US$0.0004 each to 4,250,840,901 ordinary shares of US$0.004 each; the granted price of such outstanding Share Options was amplified ten (10) times, with effect from December 7, 2016, upon the Share Consolidation taking effect.

SMIC 2016 Annual Report	42

As at December 31, 2016, a total of 26,489,152 RSUs granted pursuant to the terms of the 2004 Equity Incentive Plan and the 2014 Equity Incentive Plan, whether or not such RSUs were vested, remained outstanding. The vesting schedule of these outstanding Restricted Share Units is set forth below:

Vesting Dates	No. of Restricted Share Units Outstanding
2014
28-Feb	856
31-May	1,198
2015
31-Aug	150,252
31-Dec	98,958
2016
6-Mar	270,125
15-Dec	13,000
31-Dec	8,000
2017
1-Feb	13,000
1-Mar	10,279,113
3-Mar	8,000
6-Mar	270,124
1-Apr	8,000
15-Apr	8,000
20-Apr	8,000
4-May	8,000
15-Jun	13,000
17-Jun	60,036
1-Jul	18,000
7-Jul	23,000
13-Jul	13,000
1-Aug	8,000
10-Aug	150,952
16-Aug	1,715
1-Sep	8,000
6-Sep	8,000
13-Sep	8,000
8-Oct	20,000
5-Nov	56,111
16-Nov	20,000
15-Dec	13,000
31-Dec	8,000

43	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

Vesting Dates	No. of Restricted Share Units Outstanding
2018
1-Feb	13,000
1-Mar	7,162,678
3-Mar	8,000
6-Mar	270,124
1-Apr	8,000
15-Apr	8,000
20-Apr	8,000
4-May	8,000
15-Jun	13,000
1-Jul	18,000
7-Jul	23,000
13-Jul	13,000
1-Aug	8,000
10-Aug	150,952
16-Aug	1,715
1-Sep	8,000
6-Sep	8,000
13-Sep	8,000
8-Oct	20,000
5-Nov	56,111
16-Nov	20,000
15-Dec	13,000
31-Dec	8,000
2019
1-Feb	13,000
1-Mar	4,696,700
3-Mar	8,000
6-Mar	270,125
1-Apr	8,000
15-Apr	8,000
20-Apr	8,000
4-May	8,000
15-Jun	13,000
1-Jul	18,000
7-Jul	23,000
13-Jul	13,000
1-Aug	8,000
10-Aug	161,027
16-Aug	1,715
1-Sep	8,000
6-Sep	8,000
13-Sep	8,000
8-Oct	20,000
16-Nov	20,000
15-Dec	13,000
31-Dec	8,000

SMIC 2016 Annual Report	44

Vesting Dates	No. of Restricted Share Units Outstanding
2020
1-Feb	13,000
1-Mar	1,593,850
3-Mar	8,000
1-Apr	8,000
20-Apr	8,000
1-Jul	18,000
7-Jul	13,000
13-Jul	13,000
1-Aug	8,000
16-Aug	1,715
1-Sep	8,000
6-Sep	8,000
13-Sep	8,000
8-Oct	10,000
Total	26,489,152

Repurchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Ordinary Shares during the year ended December 31, 2016.

Public Float

Based on publicly available information and within the Directors’ knowledge, more than 25% of the Company’s issued share capital was held by the public as at the date of this annual report.

Dividends and Dividend Policy

As of December 31, 2016, the Company’s accumulated deficit decreased to US$910.8 million from US$1,287.5 million as of December 31, 2015. The Company has not declared or paid any cash dividends on the Ordinary Shares. We intend to retain any earnings for use in the Company’s business and do not currently intend to pay cash dividends on the Ordinary Shares. Dividends, if any, on the outstanding Ordinary Shares will be declared by and subject to the discretion of the Board and must be approved by the shareholders at the annual general meeting of the Company. The timing, amount and form of future dividends, if any, will also depend, among other things, on:

•	the Company’s results of operations and cash flow;

•	the Company’s future prospects;

•	the Company’s capital requirements and surplus;

•	the Company’s financial condition;

•	general business conditions;

•	contractual restrictions on the payment of dividends by the Company to its shareholders or by the Company’s subsidiaries to the Company; and

•	other factors deemed relevant by the Board.

45	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

The Company’s ability to pay cash dividends will also depend upon the amount of distributions, if any, received by the Company from its wholly-owned Chinese operating subsidiaries. Under the applicable requirements of China’s Company Law, the Company’s subsidiaries in China may only distribute dividends after they have made allowances for:

•	recovery of losses, if any;

•	allocation to the statutory common reserve funds;

•	allocation to staff and workers’ bonus and welfare funds; and

•	allocation to a discretionary common reserve fund if approved by the Company’s shareholders.

More specifically, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as statutory common reserves and a discretionary percentage of their net profit has been set aside for the staff and workers’ bonus and welfare funds. These operating subsidiaries are not required to set aside any of their net profit as statutory common reserves if the accumulation of such reserves has reached at least 50% of their respective registered capital. Furthermore, if they record no net income for a year, they generally may not distribute dividends for that year.

Directors’ Interests in Contracts of Significance

Save for those disclosed in the section headed “Connected Transactions”, there were no contracts of significance during the year ended December 31, 2016 to which the Company or any of its subsidiaries was a party and in which any of the Directors was materially interested.

Major Suppliers and Customers

In 2016, the Company’s largest and five largest raw materials suppliers, as a group, accounted for approximately 12.4% and 38.3%, respectively, of the Company’s overall raw materials purchases. To the best of the Company’s knowledge, none of the Directors or the shareholders (which to the knowledge of the Directors own 5% or more of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest suppliers. Almost all of the Company’s materials are imported free of value-added tax and import duties due to concessions granted to the semiconductor industry in China.

In 2016, the Company’s largest and five largest customers, as a group, accounted for approximately 20.9% and 54.6%, respectively, of the Company’s total overall sales. Mr. Lip-Bu Tan, an independent non-executive Director of the Company, holds through his trust an equity interest of less than 1% in one of the Company’s five largest customers in 2016 and is also a director of the general partner of a shareholder of one of the remaining four of the Company’s five largest customers. Save as disclosed above and to the best of the Company’s knowledge, none of the other Directors or shareholders (which to the knowledge of the Directors own 5% or more of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest customers.

Pre-emptive Rights

The Company confirms there are no statutory pre-emptive rights under the law of the Cayman Islands.

SMIC 2016 Annual Report	46

Director’s Interests in Securities of the Company (Please refer to Director’s interest attachment)

As of December 31, 2016, the interests or short positions of the Directors in the Ordinary Shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”)), which were notified to the Company and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

			Number of	Derivatives			Percentage of aggregate interests to total issued share capital
Name of Director	Long/Short Position	Nature of Interests	Ordinary Shares held (Note 14)	Share Options (Note 14)	Other (Note 14)	Total Interests (Note 14)	of the Company (Note 1)
Executive Directors
Zhou Zixue	Long Position	Beneficial Owner	__	2,521,163 (Note 2)	1,080,498 (Note 3)	3,601,661	0.085%
Tzu-Yin Chiu	Long Position	Beneficial Owner	4,369,109	7,752,111 (Note 4)	150,252 (Note 5)	12,271,472	0.289%
Gao Yonggang	Long Position	Beneficial Owner	—	1,964,003 (Note 6)	85,505 (Note 7)	2,049,508	0.048%
Non-executive Directors
Chen Shanzhi	Long Position	Beneficial Owner	—	414,687 (Note 8)	100,156 (Note 9)	514,843	0.012%
Zhou Jie	—	—	—	—	—	—	—
Ren Kai	—	—	—	—	—	—	—
Lu Jun	—	—	—	—	—	—	—
Independent Non-executive Directors
Lip-Bu Tan	Long Position	Beneficial Owner	114,583	528,926 (Note 10)	856 (Note 11)	644,365	0.015%
William Tudor Brown	Long Position	Beneficial Owner	—	449,229 (Note 12)	—	449,229	0.011%
Carmen I-Hua Chang	Long Position	Beneficial Owner	—	488,730 (Note 13)	—	488,730	0.011%
Shang-yi Chiang	—	—	—	—	—	—	—
Alternate Directors
Li Yonghua	—	—	—	—	—	—	—

47	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

Notes:

(1)	Based on 4,252,922,259 Ordinary Shares in issue as at December 31, 2016.

(2)	On May 20, 2015, Dr. Zhou was granted options to purchase 2,521,163 Ordinary Shares at a price of HK$8.30 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of May 19, 2025 or 120 days after termination of his service as a Director to the Board. As of December 31, 2016, none of these options has been exercised.

(3)	On May 20, 2015, Dr. Zhou was granted an award of 1,080,498 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, 25% of which will vest on each anniversary of March 6, 2015, shall fully vest on March 6, 2019. As of December 31, 2016, 270,124 Restricted Share Units were vested.

(4)	These options comprise: (a) On September 8, 2011, Dr. Chiu was granted options to purchase 8,698,753 Ordinary Shares at a price of HK$4.55 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of his service as a Director to the Board. (b) On May 25, 2016, options to purchase 703,106 shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of May 24, 2026 or 120 days after termination of his service as a Director to the Board. (c) On September 12, 2016, options to purchase 150,252 shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of September 11, 2026 or 120 days after termination of his service as a Director to the Board. As of December 31, 2016, a total of 1,800,000 options were exercised.

(5)	These restricted share units comprise: (a) On May 25, 2016, 703,106 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested immediately. (b) On September 12, 2016, 150,252 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested immediately. As of December 31, 2016, 703,106 Restricted Share Units were exercised, among which 283,106 ordinary shares were issued to Dr. Chiu, and 420,000 were settled in cash.

(6)	These options comprise: (a) options which were granted to Dr. Gao on May 24, 2010 to purchase 314,531 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board, (b) options which were granted to Dr. Gao on June 17, 2013 to purchase 1,360,824 Ordinary Shares at a price of HK$6.24 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board, (c) options which were granted to Dr. Gao on June 12, 2014 to purchase 288,648 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of June 11, 2024 or 120 days after termination of his service as a Director to the Board. As of December 31, 2016, none of these options were exercised.

(7)	On November 17, 2014, Dr. Gao was granted an award of 291,083 Restricted Share Units pursuant to the 2014 Equity Incentive Plan, consisting of (a) 240,145 Restricted Share Units, 25% of which vest on each anniversary of June 17, 2013 and which shall fully vest on June 17, 2017, and (b) 50,938 Restricted Share Units, 25% of which vest on each anniversary of March 1, 2014 and which shall fully vest on March 1, 2018. As of December 31, 2016, a total of 205,578 Restricted Share Units were vested, and were settled in cash.

(8)	These options comprise: (a) On May 24, 2010, Dr. Chen was granted options to purchase 314,531 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board. (b) On May 25, 2016, options to purchase 98,958 shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of May 24, 2026 or 120 days after termination of his service as a Director to the Board. (c) On September 12, 2016, options to purchase 1,198 shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of September 11, 2026 or 120 days after termination of his service as a Director to the Board. As of December 31, 2016, none of these options were exercised.

SMIC 2016 Annual Report	48

(9)	These restricted share units comprise: (a) On May 25, 2016, 98,958 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (b) On September 12, 2016, 1,198 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately.

(10)	These options comprise (a) options granted to Mr. Tan on February 17, 2009 to purchase 100,000 Ordinary Shares at a price of HK$2.7 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 16, 2019 or 120 days after termination of Mr. Tan’ service as a Director to the Board, (b) options granted to Mr. Tan on February 23, 2010 to purchase 313,487 Ordinary Shares at a price of HK$7.7 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of Mr. Tan’s service as a Director to the Board, (c) options granted to Mr. Tan on May 25, 2016 to purchase 114,583 Shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options are vested immediately and will expire on the earlier of May 24, 2026 or 120 days after termination of his service as a Director to the Board, and (d) options granted to Mr. Tan on September 12, 2016 to purchase 856 Shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options are vested immediately and will expire on the earlier of September 11, 2026 or 120 days after termination of his service as a Director to the Board. As of December 31, 2016, none of these options were exercised.

(11)	On May 25, 2016, 114,583 Restricted Share Units were granted to Mr. Tan pursuant to the 2014 Equity Incentive Plan. Mr. Tan’s Restricted Share Units are vested immediately. On September 12, 2016, 856 Restricted Share Units were granted to Mr. Tan pursuant to the 2014 Equity Incentive Plan. Mr. Tan’s Restricted Share Units are vested immediately. As of December 31, 2016, 114,583 were issued to Mr. Tan.

(12)	On September 6, 2013, Mr. Brown was granted options to purchase 449,229 Ordinary Shares at a price of HK$5.62 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of December 31, 2016, none of these options were exercised.

(13)	On November 17, 2014, Ms. Chang was granted options to purchase 488,730 Ordinary Shares at a price of HK$8.5 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of November 16, 2024 or 120 days after termination of her service as a Director to the Board. As of December 31, 2016, none of these options were exercised.

(14)	These interests have been adjusted upon the Share Consolidation on the basis of every ten ordinary shares of US$0.0004 each into one ordinary share of US$0.004 each taking effect from 7 December 2016.

Director’s Service Contracts

No Director proposed for re-election at the 2017 AGM has or proposes to have a service contract which is not terminable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation.

49	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

Substantial Shareholders

Set out below are the names of the parties (not being a Director or chief executive of the Company) which were interested in 5% or more of the nominal value of the share capital of the Company and the respective numbers of Ordinary Shares in which they were interested as at December 31, 2016 as recorded in the register kept by the Company under section 336 of the SFO.

Name of Shareholder	Nature of interest	Long/Short Position	Number of Ordinary Shares Held (Note 6)	Percentage of Ordinary Shares Held to Total Issued Share Capital of the Company (Note 1)	Derivatives (Note 6)	Total Interest (Note 6)	Percentage of Total Interests to Total Issued Share Capital of the Company (Note 1)
Datang Telecom Technology & Industry Holdings Co., Ltd.	Interest of corporation controlled	Long Position	769,996,123 (Note 2)	18.11%	—	769,996,123	18.11%
China Integrated Circuit Industry Investment Fund Co., Ltd.	Interest of corporation controlled	Long Position	740,000,000 (Note 3)	17.40%	—	740,000,000	17.40%
Tsinghua University	Interest of corporation controlled	Long Position	387,324,100 (Note 4)	9.11%	—	387,324,100	9.11%
BlackRock, Inc.	Interest of corporation controlled	Long Position	270,429,217 (Note 5)	6.36%	88,800 (Note 5)	270,518,017	6.36%
		Short Position	3,265,200 (Note 5)	0.08%	1,216,200 (Note 5)	4,481,400	0.11%

Notes:

(1)	Based on 4,252,922,259 Ordinary Shares in issue as at December 31, 2016.

(2)	All such Ordinary Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.

(3)	All such Ordinary Shares are held by Xinxin (Hongkong) Capital Co., Ltd, a wholly-owned subsidiary of China Integrated Circuit Industry Investment Fund Co., Ltd

(4)	Tsinghua University holds 387,324,100 Ordinary Shares in long position through Tsinghua Unigroup Co., Ltd. (a 51% held subsidiary of Tsinghua University) and other corporations controlled by it.

(5)	BlackRock, Inc. holds 270,429,217 Ordinary Shares in long position and 3,265,200 Ordinary Shares in short position through Trident Merger, LLC and BlackRock Holdco 2, Inc. (both 100% held by BlackRock, Inc.) and other corporations controlled by it. In the long position of 270,429,217 Ordinary Shares, 88,800 Ordinary Shares are held through cash settled derivatives. In the short position of 3,265,200 Ordinary Shares, 1,216,200 Ordinary Shares are held through cash settled derivatives.

(6)	These interests have been adjusted upon the Share Consolidation on the basis of every ten ordinary shares of US$0.0004 each into one ordinary share of US$0.004 each taking effect from December 7, 2016.

SMIC 2016 Annual Report	50

Emoluments to the Directors

Details regarding the emoluments to each of the Directors in 2016, 2015 and 2014 are set out in Note 12 to the consolidated financial statements.

During the year ended December 31, 2016, the Board granted 10,689,552 Restricted Share Units to Directors as compensation for their service on the Board.

Emoluments to the Senior Management

The emoluments of senior management personnel for the year ended December 31, 2016, 2015 and 2014 are as follows:

	year ended 12/31/16	year ended 12/31/15	year ended 12/31/14
	USD’000	USD’000	USD’000
Short-term benefits	3,887	3,641	3,658
Share-based payments	1,668	1,399	2,070
	5,555	5,040	5,728

The number of senior management whose remuneration fell within the following bands for the year ended December 31, 2016, 2015 and 2014 are as follows:

Emoluments to Senior Management	Number of individuals
	2016	2015	2014
HK$2,500,001 (US$322,377) to HK$3,000,000 (US$386,852)	—	—	1
HK$3,000,001 (US$386,853) to HK$3,500,000 (US$451,328)	1	—	—
HK$3,500,001 (US$451,329) to HK$4,000,000 (US$515,803)	3	2	—
HK$4,000,001 (US$515,804) to HK$4,500,000 (US$580,278)	2	3	1
HK$4,500,001 (US$580,279) to HK$5,000,000 (US$644,754)	—	1	1
HK$5,000,001 (US$644,755) to HK$5,500,000 (US$709,229)	1	—	3
HK$5,500,001 (US$709,230) to HK$6,000,000 (US$773,704)	—	1	1
HK$8,000,001 (US$1,031,606) to HK$8,500,000 (US$1,096,081)	—	1	—
HK$10,000,001 (US$1,289,507) to HK$11,000,000 (US$1,418,458)	—	—	1
HK$15,000,001 (US$1,934,261) to HK$15,500,000 (US$1,998,736)	1	—	—
	8	8	8

51	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

Five Highest Paid Individuals

The five individuals whose emoluments were the highest in the Group for the year ended December 31, 2016, included Zhou Zixue, Chairman and Executive Director of the Company and Tzu-Yin Chiu, Chief Executive Officer and Executive Director of the Company.

The five individuals whose emoluments were the highest in the Group for the year ended December 31, 2015, included Zhou Zixue, Chairman and Executive Director of the Company, Tzu-Yin Chiu, Chief Executive Officer and Executive Director of the Company and Zhang Wenyi, the ex-Chairman and ex-Executive Director of the Company.

The five individuals whose emoluments were the highest in the Group for the year ended December 31, 2014, included Zhang Wenyi, the ex-Chairman and ex-Executive Director of the Company, Tzu-Yin Chiu, Chief Executive Officer and Executive Director of the Company and Gao Yonggang, Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director of the Company.

The five highest paid individuals information are set out in Note 13 to the consolidated financial statements.

Remuneration Policy

The Group’s employees are compensated by cash and a variety of additional incentives. As a supplement to their salaries, the Group’s employees have the opportunity to earn performance bonus based on the Group’s profitability, business achievement, and individual performance. Additional benefits include participation in the Group’s global equity incentive compensation program, paid leave, social welfare benefits for qualified employees, a global medical insurance plan for qualified employees and optional housing benefits and educational programs for employees with families.

The Directors are compensated for their services as Directors, primarily by salaries and grants of options to purchase Ordinary Shares under the Stock Option Plan (as defined below) and Restricted Share Units. The compensation committee of the Company (the “Compensation Committee”) proposes, and the Board, other than interested Directors, approves, for the Directors, a remuneration package, which is comparable with the compensation received by directors in other similarly situated publicly-traded companies.

The Group’s local Chinese employees are entitled to a retirement benefit based on their salary and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. We are required to make contributions to the state-managed retirement plan at a rate equal to 19.0% to 20.0% (the standard in Shenzhen site ranges from 13% to 14% according to Shenzhen government regulation) of the monthly salary of current employees. Employees are required to make contributions at a rate equal to 8% of their monthly salary. The Group’s contribution to such pension plan is approximately US$39.8 million, US$34.8 million, US$28.5 million, and US$27 million for the years ended December 31, 2016, 2015, 2014 and 2013, respectively. The retirement benefits apply to expatriate employees according to the requirements of local government.

Besides, LFoundry S.r.l. (“LFoundry”, the Company’s majority-owned subsidiary in Avezzano, Italy) employees are entitled to retirement plans either. The total amount that LFoundry contributes to such retirement plans for current employees is approximately USD$0.4 million for the period from August 1, 2016 to December 31, 2016.

SMIC 2016 Annual Report	52

In addition, LFoundry’s employees are entitled to a defined benefit plan. The liability recognized in the consolidated statement of financial position in respect of defined benefit plans is the present value of the defined benefit obligation at the end of the reporting period. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related defined benefit obligation.

Auditors

The financial statements have been audited by PricewaterhouseCoopers and PricewaterhouseCoopers ZhongTian LLP who retire and, being eligible, offer themselves for re-appointment.

Connected Transactions

Connected Transactions

1.	Issue of Series B Preference Shares by SJ Semiconductor Corporation

On December 8, 2015, a share purchase agreement (“Share Purchase Agreement”) was entered into by:

•	SJ Cayman Corporation (“SJ Cayman”) and its wholly-owned subsidiaries SJ Semiconductor (HK) Limited and SJ Semiconductor (Jiangyin) Corporation; and

•	the Company, Xun Xin (Shanghai) Investment Co. Ltd. (“Xun Xin”) and Qualcomm Global Trading Pte. Ltd (“Qualcomm”) (each an “Investor” and together as the “Investors”),

pursuant to which SJ Cayman agreed to issue and the Investors agreed to subscribe for 466,666,664 Series B Preference Shares for an aggregate cash consideration of US$280,000,000 at a cash purchase price of US$0.60 per share. The transaction helps to expand SJ Semiconductor (Jiangyin) Corporation’s production capacity and accelerate the construction progress.

The Company, Xun Xin and Qualcomm have each contributed US$160,000,000, US$100,000,000 and US$20,000,000 for their respective subscription of 266,666,666, 166,666,666 and 33,333,332 Series B Preference Shares, representing respectively 56.06%, 29.41% and 5.88% of the total issued share capital of SJ Cayman as at the date of the entry into the share purchase agreement. Each Series B Preference Share may be converted at the option of the holder, at any time after the date of issuance thereof, into such number of fully paid SJ Cayman Ordinary Share(s) determined by dividing the original issue price of US$0.60 per share by the then effective conversion price. The initial conversion price will be equal to the original issue price, resulting in an initial conversion ratio of 1:1, that is, one Series B Preference Share is convertible into one SJ Cayman Ordinary Share. The subscription was completed on September 30, 2016.

As China Integrated Circuit Industry Investment Fund Co., Ltd. (“China IC Fund”) held approximately 11.17% equity interest in the Company through its wholly-owned subsidiary, Xinxin at the time of entering into the Share Purchase Agreement, it is a connected person of the Company under the Listing Rules. Xun Xin, a wholly-owned subsidiary of China IC Fund, is an associate of Xinxin and thus a connected person of the Company under the Listing Rules.

53	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

As certain of the applicable percentage ratios stipulated under Rule 14.07 of the Listing Rules in respect of the Share Purchase Agreement exceed 0.1% but are less than 5%, the Share Purchase Agreement constitutes a connected transaction subject to the reporting and announcement requirements under the Listing Rules, and is exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

Mr Ren Kai, a non-executive Director, is deemed to have a material interest in the share purchase agreement as he holds the position of Vice President in Sino IC Capital Company Limited, the sole manager of China IC Fund and the position of legal representative in Xun Xin. However, Mr Ren Kai did not participate in the voting on the relevant board resolutions in respect of the share purchase agreement and the transaction contemplated thereunder.

2.	Disposal Agreement between Siltech Shanghai and JCET, Subscription Agreement between Siltech Shanghai and JCET; Supplemental Agreement relating to Disposal Agreement between SilTech Shanghai and JCET

On April 27, 2016, Siltech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”) (an indirectly wholly-owned subsidiary of the Company) and Jiangsu Changjiang Electronics Technology Co., Ltd. (“JCET”) (a connected person at the subsidiary level of the Company) entered into a disposal agreement, pursuant to which SilTech Shanghai agreed to sell its 19.61% equity interest in Suzhou Changdian Xinke Investment Co., Ltd. (“Holdco A”) (a company incorporated by JCET under PRC laws and owned by JCET, SilTech Shanghai and China IC Fund as to 50.98%, 19.61% and 29.41% respectively at the time of entering into the Disposal Agreement) to JCET in consideration of RMB664 million, to be satisfied by JCET’s issue of 43,229,166 A Shares to SilTech Shanghai at RMB15.36 per A Share.

On April 27, 2016, SilTech Shanghai and JCET entered into a subscription agreement. Pursuant to the Subscription Agreement, SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 A Shares at RMB17.62 per A Share in consideration of an aggregate subscription price of RMB2,655 million in cash by way of private placement.

Immediately upon completion of both the Disposal and the Subscription, the Company (through SilTech Shanghai) would hold 193,910,210 A Shares in total (subject to any necessary adjustment) representing 14.26% shareholding interest in JCET and 14.26% attributable equity interest in Holdco A assuming that completion of a separate agreement between China IC Fund and JCET involving the disposal of China IC Fund of its equity interest in certain companies to JCET in consideration of 129,622,395 A Shares in JCET has taken place. The Company is expected to become the single largest shareholder of JCET after completion of the Disposal and the Subscription. The Disposal and the Subscription constitute a strategic investment which reflects the current industry trend and customers’ requests for greater integration between front-end and back-end IC manufacturing. Holdco A is the indirect holding company of STATS ChipPAC Ltd., a leading provider of advanced semiconductor packaging and test services in the world.

As JCET held approximately 14.7% equity interest in SJ Semiconductor Corporation, a subsidiary of the Company, at the time of entering into the Disposal Agreement and the Subscription Agreement, it is a connected person at the subsidiary level of the Company under the Listing Rules. The Disposal and the Subscription are exempt from the circular, independent financial advice and shareholders’ approval requirements under Rule 14A.101 of the Listing Rules.

On December 9, 2016, according to feedback received by JCET from the China Securities Regulatory Commission (“CSRC”) in relation to Holdco A’s losses in 2016 and its expected loss during the period commencing on January 1, 2017 and ending on the completion date of the Disposal (the “2017

SMIC 2016 Annual Report	54

Transitional Period”) as well as profit compensation for the coming three years (2017, 2018 and 2019), SilTech Shanghai and JCET entered into a supplemental agreement after negotiation to amend and supplement the Disposal Agreement (the “Supplemental Agreement”). The parties agreed that:

(a)	for the period commencing on December 31, 2015 and ending on the completion date of the Disposal (the “Transitional Period”), any profit of Holdco A will be enjoyed by JCET, while 19.61% of any loss of Holdco A will be borne by SilTech Shanghai by way of cash compensation to JCET; and

(b)	an agreed sum of net profit be set for Holdco A for the years of 2017, 2018 and 2019, and if the aggregate amount of Holdco A’s consolidated net profit for each of those years is lower than the agreed sum, SilTech Shanghai will compensate JCET up to a capped limit with a cash amount equivalent to the shortfall of its proportion of shareholding less any compensation SilTech Shanghai has already paid for Holdco A’s loss during the 2017 Transitional Period (if any).

On March 1, 2017, the Company was notified by JCET that CSRC has granted conditional approval for the Disposal and the Subscription (the “Conditional Approval”). Completion of the Disposal and the Subscription is subject to the satisfaction of conditions in the Conditional Approval, which have been disclosed on the website of the CSRC.

3.	Capital Contribution and Deemed Disposal of Equity Interest in a Joint Venture in Beijing

On May 10, 2016, the Company, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”), China IC Fund, Beijing Semiconductor Manufacturing and Equipment Equity Investment Centre (Limited Partnership) (“Beijing Semi Fund”), Beijing Industrial Development Investment Management Co., Ltd. (“IDIMC”) and Zhongguancun Development Group (“ZDG”) agreed to amend the previous joint venture agreement between the parties dated June 3, 2013 by entering into an amendment joint venture agreement, pursuant to which: (i) the Company and SMIC Beijing’s outstanding aggregate capital contribution obligations as contained in the previous joint venture agreement would decrease from US$804.38 million to US$708.38 million, and their aggregate shareholding in the joint venture company — Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) would decrease from 55% to 51%; and (ii) China IC Fund would make a cash contribution of US$636 million into the registered capital of SMNC. The above would lead to an increase in the registered capital of the SMNC from US$1.2 billion to US$2.4 billion. Pursuant to the Amendment JV Agreement, the total investment under the Amendment JV Agreement is estimated to be US$3.59 billion. The remaining US$1.19 billion of the total investment under the Amendment JV Agreement is intended to be funded through SMNC’s internal cash flow and debt financing.

As China IC Fund mainly invests in the value chain of integrated circuit industry via various approaches, primarily in IC chip manufacturing as well as chip designing, packaging test and equipment and materials, the Company believes that such partnership will build up SMNC at a faster pace and capture more business opportunities.

As China IC Fund held approximately 17.55% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited at the time of entering into the Amendment JV Agreement, it is a connected person of the Company under the Listing Rules. The Company’s entering into the Amendment JV Agreement with, amongst others, China IC Fund constitutes a connected transaction under Chapter 14A of the Listing Rules. China IC Fund’s cash contribution of US$636 million into the registered capital of SMNC, a subsidiary of the Company, also constitutes a connected transaction under Chapter 14A of the Listing Rules. The Amendment JV Agreement is a non-exempt connected transaction subject to reporting, announcement and the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

55	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

Mr. Lu Jun, who is a Director and a member of the Nomination Committee of the Company, holds the position of President in China IC Fund’s sole manager Sino IC Capital Co., Ltd. Mr. Ren Kai, who is a Director and a member of the Strategic Advisory Committee of the Company, holds the position of Vice President in China IC Fund’s sole manager Sino IC Capital Co., Ltd. Mr. Ren Kai has abstained from voting on the relevant board resolution in respect of the Amendment JV Agreement. Mr. Lu Jun did not participate in the voting on the relevant board resolution as he was not a Director then.

The joint venture agreement and all transactions contemplated thereunder were approved by the independent shareholders of the Company at the extraordinary general meeting (“EGM”) of the Company held on June 24, 2016 as required under Chapter 14A of the Hong Kong Stock Exchange Listing Rules.

4.	Grants of Restricted Share Units to CEO and Certain Directors

On May 25, 2016, the Board resolved to grant, subject to independent shareholders’ approval, 7,031,061 restricted share units to Dr. Tzu-Yin Chiu, 989,583 restricted share units to Dr. Chen Shanzhi and 1,145,833 restricted share units to Mr. Lip-Bu Tan. Each of the restricted share units granted to Dr. Chiu, Dr. Chen and Mr. Tan represents the right to receive an ordinary share of the Company on the date it vests.

The grants of restricted share units are part of the Company’s remuneration system, the purpose of which is to closely align the interests and benefits of and risk sharing among the shareholders, the Company and the employees in order to maximise the motivation of the Directors and senior management.

Dr. Chiu is the Chief Executive Officer of the Company and an executive director, Dr. Chen is a non-executive Director and Mr. Tan is an independent non-executive Director. As such, each of Dr. Chiu, Dr. Chen and Mr. Tan is a connected person of the Company. The grants of restricted share units and the transactions contemplated thereunder constitute non-exempt connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to reporting, announcement and independent shareholders’ approval requirements.

The grants of restricted share units to Dr. Chiu, Dr. Chen and Mr. Tan were approved by independent shareholders at the extraordinary general meeting of the Company held on June 24, 2016.

5.	Entering into Partnership Agreement for the Establishment of a Fund

On June 23, 2016, Shanghai Zhaoxin Investment Center (Limited Partnership) (“Shanghai Zhaoxin”) as the General Partner and China IC Fund and China IC Capital Co., Ltd. (“China IC Capital”) (an investment fund company established under the laws of the PRC and a wholly-owned subsidiary of Semiconductor Manufacturing International (Shanghai) Corporation, a wholly-owned subsidiary of the Company), as the Initial Limited Partners entered into a partnership agreement in relation to the establishment and management of Shanghai Juxin IC Investment Fund (“the Fund”). The Fund would be established in the PRC as a limited partnership for the purpose of equity investment, investment management and investment consulting in specified sectors.

SMIC 2016 Annual Report	56

Pursuant to the Partnership Agreement, the total capital commitment to the Fund is expected to be RMB2 billion, of which RMB997.75 million is to be contributed by China IC Fund, RMB700 million is to be contributed by China IC Capital, RMB15 million is to be contributed by the Shanghai Zhaoxin and RMB287.25 million is to be contributed subsequently by other investors. The Fund would be managed by China Fortune-Tech Capital Co., Ltd. (“CFT Capital”), an equity investment management company established by Semiconductor Manufacturing International (Shanghai) Corporation and an independent third party.

As China IC Fund held approximately 17.54% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited at the time of entering into the Partnership Agreement, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Capital is an indirect wholly-owned subsidiary of the Company. Accordingly, the entering into of the Partnership Agreement and the transactions contemplated thereunder constitute connected transactions of the Company under Chapter 14A of the Listing Rules. The Partnership Agreement and the transactions contemplated thereunder are subject to the reporting and announcement requirements but exempt from the circular and independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

Mr. Ren Kai, who is a Class III non-executive Director, holds the position of Vice President in China IC Fund’s sole manager Sino IC Capital Co., Ltd and as such has abstained from voting on the relevant board resolution in respect of the Partnership Agreement. Mr. Lu Jun, who is a Class II non-executive Director, holds the position of President in Sino IC Capital Co., Ltd, but had not yet been appointed as a director of the Company on the date that the relevant board resolution was passed.

6.	Further Grants of Restricted Share Units to CEO and Certain Directors

On August 10, 2016, the Board resolved to grant, subject to independent shareholders’ approval, 1,502,528 restricted share units to Dr. Tzu-Yin Chiu, 11,986 restricted share units to Dr. Chen Shanzhi and 8,561 restricted share units to Mr. Lip-Bu Tan. Each of the restricted share units granted to Dr. Chiu, Dr. Chen and Mr. Tan represents the right to receive an ordinary share of the Company on the date it vests.

The grants of restricted share units are part of the Company’s remuneration system, the purpose of which is to closely align the interests and benefits of and risk sharing among the shareholders, the Company and the employees in order to maximise the motivation of the Directors and senior management.

Dr. Chiu is the Chief Executive Officer of the Company and an executive director, Dr. Chen is a non-executive Director and Mr. Tan is an independent non-executive Director. As such, each of Dr. Chiu, Dr. Chen and Mr. Tan is a connected person of the Company. The grants of restricted share units and the transactions contemplated thereunder constitute non-exempt connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to reporting, announcement and independent shareholders’ approval requirements.

The grants of restricted share units to Dr. Chiu, Dr. Chen and Mr. Tan were approved by independent shareholders at the extraordinary general meeting of the Company held on December 6, 2016.

7.	Provision of Guarantees to Connected Person

Pursuant to the framework agreement dated March 30, 2016 between the Company and Sino IC Leasing Co., Ltd. (“Sino IC Leasing”) and the supplemental agreement between the same parties dated December 21, 2016, further details of which are set out below, Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”), a subsidiary of the Company, entered into two lease agreements with Sino IC Leasing (Tianjin) Co., Ltd. (“Sino IC (Leasing) Tianjin”) on December 21, 2016, pursuant to which Sino IC Leasing (Tianjin) as lessor will lease certain machinery to SMNC as lessee in return for the payment of rental during the term of the Lease Agreements.

57	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

In addition, Semiconductor Manufacturing International (Beijing) Corporation, a wholly-owned subsidiary of the Company, entered into two guarantee agreements with Sino IC Leasing (Tianjin) to provide guarantees of an aggregate amount of approximately US$59,583,000 in favour of Sino IC Leasing (Tianjin) in respect of the payment obligations of SMNC under the Lease Agreements.

The Company considers that the entering into of the Guarantee Agreements will lower the funding cost of SMNC and enable SMNC to lease the relevant machinery to support its normal operations and production.

As China IC Fund held approximately 17.41% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited at the time of entering into the Guarantee Agreements, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund also held approximately 35.21% equity interest in Sino IC Leasing, therefore Sino IC Leasing is a connected person of the Company under the Listing Rules by virtue of being an associate of a connected person of the Company as defined under Rule 14A.13 of the Listing Rules. Sino IC Leasing (Tianjin) is a wholly-owned subsidiary of Sino IC Leasing and also a connected person of the Company. The Guarantee Agreements are subject to the reporting and announcement requirements but exempt from the circular and shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Non-exempt Continuing Connected Transactions

1.	Financial Services Agreement with Datang Finance — 2016 to 2018

On December 18, 2015, the Company and Datang Telecom Group Finance Co., Ltd. (“Datang Finance”) entered into the Financial Services Agreement with a three year term commencing on January 1, 2016 and ending on December 31, 2018, pursuant to which Datang Finance has agreed to provide the Company and its subsidiaries, including its associated companies and companies under its management (“Group”) with a range of financial services (including deposit services, loan services, foreign exchange services and other financial services) subject to the terms and conditions provided therein.

Datang Finance will provide to the Group a range of financial services as the Group may request from time to time. Such financial services include deposit services, loan services, foreign exchange services and other financial services.

The financial services of Datang Finance are provided based on the following pricing principles:

1.	Deposit services

The terms (including interest rates) in respect of deposit services offered to the Group by Datang Finance shall be no less favourable than those offered to the Group by third parties in respect of comparable services, subject to the relevant provisions of Chinese laws and regulations.

2.	Loan services

The terms (including interest rates) in respect of loans services offered to the Group by Datang Finance shall be no less favourable than those offered to the Group by third parties in respect of comparable services, subject to the relevant provisions of Chinese laws and regulations.

SMIC 2016 Annual Report	58

3.	Foreign exchange services

The terms (including exchange rates) in respect of foreign exchange services offered to the Group by Datang Finance shall be no less favourable than those offered to the Group by third parties in respect of comparable services, subject to the relevant provisions of Chinese laws and regulations.

4.	Other financial services

The terms (including fees charged by Datang Finance) for the provision of financial services other than deposits services, loan services and foreign exchange services shall be no less favourable than the terms (including fees charged to the Group) applicable to third parties in respect of comparable services, subject to the relevant provisions of Chinese laws and regulations.

The Annual Caps under the Financial Services Agreement are set out below:

Annual Caps	For the year ended December 31,
	2016	2017	2018
	US$ million	US$ million	US$ million
Deposit Cap (the maximum daily outstanding balances including accrued interests which is not cumulative in nature and inclusive of foreign currency and RMB deposits)	100	100	100
Spot FX Trading Cap (the maximum daily transaction amount for foreign exchange settlement and sales)	50	50	50
Other Financial Services Cap (the maximum annual fee for other financial services)	5	5	5

There are no historical caps for the deposit services, the foreign exchange services and other financial services with Datang Finance. The Annual Caps are determined based on the Group’s actual financial needs and reasonable forecast.

The actual transaction amounts for the range of financial services which Datang Finance has provided to the Company pursuant to the Financial Services Agreement during the year ended December 31, 2016 are set out below.

Transactions	Actual Transaction Amounts for the year ended December 31, 2016
US$ million
Deposit Services	12.3
Spot FX Trading Services	—
Other Financial Services	0.01

None of the transaction amounts exceeded the annual cap for the year ended December 31, 2016.

59	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

The reasons for the Company to enter into the Financial Services Agreement are as follows:

1)	The entering into of the Financial Services Agreement does not preclude the Group from using the financial services of other PRC commercial banks. The Group has the discretion in selecting other PRC commercial banks as its financial services provider as it thinks fit and appropriate for the benefits of the Group;

2)	The entering into of the Financial Services Agreement enables the Group to broaden its existing financing channels; and

3)	The terms in respect of the deposit services, the loan services and the foreign exchange services offered by Datang Finance to the Group will be no less favourable than those offered to the Group by third parties and the commercial banks in the PRC in respect of comparable services, which enables the Group to lower its finance costs.

Each of Datang Finance and Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”) is a wholly-owned subsidiary of China Academy of Telecommunications Technology and Datang Holdings in turn wholly owns Datang Holdings (Hongkong) Investment Company Limited (“Datang Hongkong”), a substantial shareholder of the Company which held approximately 18.30% of the total issued share capital of the Company as at the date of entering into the Financial Services Agreement. Datang Finance is a fellow subsidiary of Datang Holdings and an associate of Datang Hongkong, and thus a connected person of the Company under Chapter 14A of the Listing Rules. The Financial Services Agreement and the transactions contemplated thereunder are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Other than Dr. Gao Yonggang and Dr. Chen Shanzhi, both of whom are nominated as Directors by Datang Hongkong and its associates, none of the Directors has a material interest in the Financial Services Agreement or the transactions contemplated thereunder. Dr. Gao and Dr. Chen abstained from voting at the meeting of the Board on the resolutions approving the Financial Services Agreement and the transactions contemplated thereunder.

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Financial Services Agreement that took place between Datang Finance and the Group during the period ended December 31, 2016 had been entered into:

1)	in the ordinary and usual course of business of the Group;

2)	on normal commercial terms or better; and

3)	in accordance with the Financial Services Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Financial Services Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

SMIC 2016 Annual Report	60

2.	Renewed Framework Agreement with Datang — 2016 to 2018

On December 28, 2015, the Company entered into a renewed framework agreement with Datang Telecom Technology & Industry Holding Co., Ltd. (“Datang Holdings”), a substantial shareholder of the Company, pursuant to which the Group and Datang Holdings (including its associates) would engage in business collaboration including but not limited to foundry service. The term of the Renewed Framework Agreement is three years commencing from January 1, 2016. The pricing for the transactions contemplated under the Renewed Framework Agreement is determined by reference to reasonable market price available from or to independent third parties in the ordinary and usual course of business based on normal commercial terms and on an arm’s length negotiation, or the price based on the actual production cost incurred plus a reasonable profit margin with reference to the general range of profit margins in the industry, and will be determined on terms not less favorable than those sold by independent third parties to the Company or its subsidiaries or sold by the Company or its subsidiaries to independent third parties (if any).

The expected caps, being the maximum revenue on an aggregated basis expected to be generated by the Group from the transactions contemplated under the Renewed Framework Agreement, are:

•	US$50 million for the year ended December 31, 2016;

•	US$66 million for the year ended December 31, 2017; and

•	US$82 million for the year ending December 31, 2018

In arriving at the Expected Caps, the Company has considered the potential level of Non-Exempt Continuing Transactions it may potentially provide in light of current market conditions of the semiconductor industry and the technological capability of the Company, having regard to the historical transaction volume of Datang Holdings and its associates with the Company and the historical revenues generated by the Company from the transactions under the framework agreement dated February 18, 2014 (the “2014 Framework Agreement”) entered into between the Company and Datang Holdings.

The Company considers that Datang Holdings plays a key role in China’s semiconductor industry. By entering into the Framework Agreement and the Non-Exempt Continuing Connected Transactions with Datang Holdings, the Company believes that this will bring the Company sustainable business opportunities and also drive the Company’s technological achievement.

The aggregate revenues generated by the Group from the transactions entered into pursuant to the 2014 Framework Agreement and the Renewed Framework Agreement were US$14.5 million, US$22.6 million and US$17.9 million for the year ended December 31, 2014, 2015 and 2016 respectively.

As Datang Holdings is the holding company of Datang Holdings (Hongkong) Investment Company Limited, a substantial shareholder of the Company holding approximately 18.30% of the total issued share capital of the Company as at time of entering into the Renewed Framework Agreement, Datang Holdings is an associate of Datang (Hongkong) and hence a connected person of the Company under Chapter 14A of the Listing Rules. The Non-Exempt Continuing Connected Transactions constitute non-exempt continuing connected transactions of the Company under Chapter 14A of the Listing Rules subject to the reporting and announcement requirements and exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

61	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

The Company confirms that Dr. Chen Shanzhi and Dr. Gao Yonggang, both being Directors nominated by Datang Holdings, have abstained from voting on all relevant board resolutions relating to the Framework Agreement and the Non-Exempt Continuing Connected Transactions.

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Renewed Framework Agreement that took place between Datang Holdings (or any of its associates) and the Company (or any of its subsidiaries) for the year ended December 31, 2016 had been entered into:

1)	in the ordinary and usual course of business of the Group;

2)	on normal commercial terms or better; and

3)	in accordance with the Renewed Framework Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the non-exempt continuing connected transactions of the Company under the Renewed Framework Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

3.	Framework Agreement with the Company’s Majority Owned Subsidiary, SJ Cayman — January 2016 to December 2016

On March 11, 2016, the Company and its majority owned subsidiary SJ Semiconductor Corporation (“SJ Cayman”) entered into the Framework Agreement in relation to supply of goods and services, transfer of equipment and provision of technical authorisation or licensing with a term commencing on January 1, 2016 and ending on December 31, 2016 and subject to terms and conditions provided therein.

The Company and SJ Cayman agreed to enter into one or more of the following types of transaction with each other including supply of goods and services, transfer of equipment and provision of technical authorisation or licensing:

1.	Purchase and sale of spare parts and raw materials;

2.	Rendering of or receiving services including, without limitation, (a) processing and testing service; (b) procurement service; (c) research, development and experiment support service; and (d) comprehensive administration, logistics, production management and IT service;

3.	Transfer of equipment; and

4.	Provision of technical authorisation or licensing by the Company to SJ Cayman.

The price of the Continuing Connected Transactions will be determined in accordance with the following general principles in ascending order:

(1)	the price prescribed or approved by state or local price control department (if any);

(2)	a reasonable price in accordance with the industry guided price for a particular type of service or product issued by the relevant industry association (if any);

SMIC 2016 Annual Report	62

(3)	the comparable local market price, which shall be determined after arm’s length negotiation between both parties of the contract;

(4)	where there is no comparable local market price, price based on the principle of cost plus a fair and reasonable profit rate.

The proposed annual caps for the Continuing Connected Transactions for the year ending December 31, 2016 were:

•	US$49 million (or its equivalent in other currencies) for supply of goods and services, transfer of equipment and provision of technical authorisation or licensing by the Company

•	US$49 million (or its equivalent in other currencies) for supply of goods and services and transfer of equipment by SJ Cayman

The historical transactions between the Company and SJ Cayman were incidental and immaterial in value, therefore in arriving at the proposed annual caps, the Company considered reasonable factors such as the expected occurrences of Continuing Connected Transactions in light of current market conditions and the technological capability of the Company as well as the Company’s historical revenues.

The actual transaction amounts for supply of goods and services, transfer of equipment and provision of technical authorisation or licensing generated by the Company and for supply of goods and services and transfer of equipment generated by SJ Cayman for the year ended December 31, 2016 were US$1.2 million and US$12.3 million respectively. None of the transaction amounts exceeded the annual cap for the year ended December 31, 2016.

The Company considers that the entry into the Framework Agreement and the Continuing Connected Transactions with SJ Cayman will bring the Company an effective and complete wafer turn-key solution.

As China IC Fund held approximately 17.59% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited at the time of entering into the Framework Agreement, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund held approximately 25.0% equity interest in SJ Cayman at the time of entering into the Framework Agreement through its wholly-owned subsidiary, Xun Xin. SJ Cayman is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules. The transactions contemplated under the Framework Agreement are subject to the reporting, announcement and annual review requirements but exempt from the circular and the Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Mr. Lu Jun, who is a Class II non-executive Director and a member of the Nomination Committee of the Company, holds the position of President in China IC Fund’s sole manager Sino IC Capital Co., Ltd. Mr. Ren Kai, who is a Class III non-executive Director and a member of the Strategic Advisory Committee of the Company, holds the position of Vice President in China IC Fund’s sole manager Sino IC Capital Co., Ltd and the position of legal representative in Xun Xin. Both Mr. Lu Jun and Mr. Ren Kai have abstained from voting on the relevant board resolution in respect of the Framework Agreement.

63	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Framework Agreement that took place between SJ Cayman on behalf of itself and its wholly-owned subsidiaries (SJ Hong Kong and SJ Jiangyin); and the Company on behalf of itself and its subsidiaries (other than SJ Cayman, SJ Hong Kong and SJ Jiangyin) for the year ended December 31, 2016 had been entered into:

1)	in the ordinary and usual course of business of the Group;

2)	on normal commercial terms or better; and

3)	in accordance with the Framework Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Framework Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

4.	Continuing Connected Transactions in relations to Centralised Fund Management Agreement — 2016 to 2018

On March 21, 2016, the Company, SMIC Beijing and SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”), entered into the Centralised Fund Management Agreement in relation to: (i) the Company authorising its wholly-owned subsidiary SMIC Beijing to carry out centralized management of the Group’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SJ Jiangyin participating in the Group’s centralised fund management system. SMIC Beijing will provide internal deposit services, collection and payment services, foreign exchange services, internal loan services, provision of letter of credit services and other financial services to SJ Jiangyin pursuant to the Centralised Fund Management Agreement.

The Company would authorise its wholly-owned subsidiary SMIC Beijing to carry out centralised management of the Group’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations. Based on such authorisation, SMIC Beijing would provide fund management services to SJ Jiangyin within the scope permitted by the relevant PRC policies.

The price of the services provided by SMIC Beijing to SJ Jiangyin contemplated under the Centralised Fund Management Agreement will be fair and reasonable under the Listing Rules, determined according to the market principle on an arm’s length basis, subject to compliance with requirements for connected transactions of the Stock Exchange:

1.	Internal Deposit Services

The terms (including interest rates) in respect of the internal deposit services provided by SMIC Beijing to SJ Jiangyin will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations. The interest rate applicable to SJ Jiangyin’s deposits with SMIC Beijing will be determined based on arm’s length negotiations by the parties. The Company will make reference to the interest rate (if any) prescribed by the PBOC applicable to RMB deposits from time to time and published on the PBOC’s website for the same type of deposits.

SMIC 2016 Annual Report	64

2.	Collection and Payment Services and Foreign Exchange Services

The terms (including fees charged by SMIC Beijing and exchange rates) in respect of the collection and payment services and foreign exchange services provided by SMIC Beijing to SJ Jiangyin will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations. The fees charged by SMIC Beijing to SJ Jiangyin for providing such services will be determined based on arm’s length negotiations by the parties.

3.	Internal Loan Services

The terms (including interest rates) in respect of the internal loan services provided by SMIC Beijing to SJ Jiangyin will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations. The interest rate applicable to loans granted to SJ Jiangyin by SMIC Beijing will be based on arm’s length negotiation by the parties. The Company will make reference to the benchmark interest rate (if any) prescribed by the PBOC applicable to RMB loans from time to time and published on the PBOC’s website for the same type of loans.

4.	Provision of Letter of Credit Services

The terms (including fees charged by the Company) in respect of the letters of credit provided by the Company to SJ Jiangyin will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations. The fees charged by the Company to SJ Jiangyin for providing such services will be determined based on arm’s length negotiations by the parties.

5.	Other Financial Services

The terms (including fees charged by SMIC Beijing) in respect of other financial services provided by SJ Beijing to SJ Jiangyin will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations. The fees charged by SMIC Beijing to SJ Jiangyin for providing such services will be determined based on arm’s length negotiations by the parties.

65	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

The Annual Caps under the Centralised Fund Management Agreement are set out below.

Annual Caps	For the year ending December 31,
	2016	2017	2018
	US$ million	US$ million	US$ million
Internal Deposit Cap (the maximum daily outstanding balances including accrued interests)	500	500	500
Collection and Payment and Foreign Exchange Cap (the maximum daily transaction amount for collection and payment services and foreign exchange services)	500	500	500
Internal Loan Cap (the maximum borrowing limit per calendar year)	500	500	500
Letter of Credit Cap (the maximum aggregate amount under the letter(s) of credit issued on SJ Jiangyin’s behalf per calendar year)	500	500	500
Other Financial Services Cap (the maximum fees charged for provision of other financial services per calendar year)	50	50	50

The Company considers that the entry into of the Agreement and the transactions contemplated thereunder will open up the domestic and foreign funding channels of the Group, increase efficient fund usage and reduce the Group’s overall debt levels and interest expense. The centralised management of foreign exchange risk exposure will also reduce the risks of exchange loss of the Group.

As China IC Fund holds approximately 17.55% equity interest in the Company through its wholly-owned subsidiary at the time of entering into the Centralised Fund Management Agreement, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund holds approximately 25.0% equity interest at the date of entering into the Centralised Fund Management Agreement in SJ Cayman, a majority owned subsidiary of the Company, through its wholly-owned subsidiary, Xun Xin. SJ Cayman and its wholly-owned subsidiary SJ Jiangyin are therefore connected subsidiaries of the Company as defined under Rule 14A.16 of the Listing Rules. SJ Jiangyin is thus a connected person of the Company under the Listing Rules. The transactions contemplated under the Centralised Fund Management Agreement are subject to reporting, announcement and shareholders’ approval under Chapter 14A of the Listing Rules.

Mr. Lu Jun, who is a Class II non-executive Director and a member of the Nomination Committee of the Company, holds the position of President in China IC Fund’s sole manager Sino IC Capital Co., Ltd., Mr. Ren Kai, who is a Class III non-executive Director and a member of the Strategic Advisory Committee of the Company, holds the position of Vice President in China IC Fund’s sole manager Sino IC Capital Co., Ltd and the position of legal representative in Xun Xin. Both Mr. Lu Jun and Mr. Ren Kai have abstained from voting on the relevant board resolution in respect of the Centralised Fund Management Agreement.

The Centralised Fund Management Agreement and all transactions contemplated thereunder and the annual caps were approved by the independent shareholders of the Company at the extraordinary general meeting (“EGM”) of the Company held on June 24, 2016 as required under Chapter 14A of the Listing Rules.

SMIC 2016 Annual Report	66

The actual transaction amounts generated by the Company from the fund management services entered into pursuant to the Centralised Fund Management Agreement during the year ended December 31, 2016 are set out below.

Transactions	Actual Transaction Amounts for the year ended December 31, 2016
US$ million
Internal Deposit Services	93.2
Collection and Payment Services and Foreign Exchange Services	—
Internal Loan Services	—
Letter of Credit Services	—
Other Financial Services	—

None of the transaction amounts exceeded the annual cap for the year ended December 31, 2016.

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Centralised Fund Management Agreement that that took place between the Company and SJ Jiangyin for the year ended December 31, 2016 had been entered into:

1)	in the ordinary and usual course of business of the Group;

2)	on normal commercial terms or better; and

3)	in accordance with the Centralised Fund Management Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Centralised Fund Management Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

5.	Centralised Fund Management Agreement with Semiconductor Manufacturing North China (Beijing) Corporation — 2016 to 2018

On March 31, 2016, the Company and its subsidiaries, SMIC Beijing and SMNC entered into the Centralised Fund Management Agreement providing the terms under which: (i) the Company would procure its wholly-owned subsidiary SMIC Beijing to carry out centralised management of the Group’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SMNC would participate in the Group’s centralised fund management system. SMIC Beijing provides internal deposit services, collection and payment services, foreign exchange services, internal loan services, provision of letter of credit services and other financial services to SMNC within the scope permitted by the relevant PRC policies.

The Centralised Fund Management Agreement was entered into by the parties on March 31, 2016, at the time when SMNC was not a connected person. Due to the completion of the investment by China IC Fund (which indirectly held approximately 17.54% equity interest in the Company at the relevant time and is therefore a connected person of the Company at the issuer level) in approximately 26.5% equity interest in SMNC on June 30, 2016, SMNC became a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules, and thus a connected person of the Company. The Agreement and the transactions contemplated thereunder constitute continuing transactions subsequently became continuing connected transactions.

67	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

The expected Annual Caps were:

1.	The Internal Deposit Cap (representing the proposed maximum daily outstanding balances including accrued interests placed by SMNC with SMIC Beijing) is US$2 billion for each of the three years ending December 31, 2016, 2017 and 2018 respectively.

2.	The Collection and Payment and Foreign Exchange Cap (representing the proposed maximum daily transaction amount for collection and payment services and foreign exchange services provided by SMIC Beijing to SMNC) is US$2 billion for each of the three years ending December 31, 2016, 2017 and 2018 respectively.

3.	The Internal Loan Cap (representing the proposed maximum daily outstanding balance of loans including accrued interest provided by SMIC Beijing to SMNC) is US$2 billion for each of the three years ending December 31, 2016, 2017 and 2018 respectively.

4.	The Letter of Credit Cap (representing the proposed maximum aggregate principal amount of the letter(s) of credit issued on SMNC’s behalf per calendar year) is US$2 billion for each of the three years ending December 31, 2016, 2017 and 2018 respectively.

5.	The Other Financial Services Cap (representing the proposed maximum fees charged by SMIC Beijing for providing other financial services to SMNC per calendar year) is US$50 million for each of the three years ending December 31, 2016, 2017 and 2018 respectively.

The price of the services provided by SMIC Beijing to SMNC contemplated under the Agreement would be fair and reasonable under the Listing Rules, determined according to the market principle on an arm’s length basis subject to compliance with requirements of the Stock Exchange and relevant requirements in the PRC.

The Company considers that the entry into of the Centralised Fund Management Agreement and the transactions contemplated thereunder will have the following benefits:

1.	open up the domestic and foreign funding channels of the Group;

2.	reduce the Group’s overall debt levels and increase efficient fund usage;

3.	reduce the Group’s interest expense; and

4.	obtain favourable exchange rate for the Group.

SMIC 2016 Annual Report	68

The actual transaction amounts generated by the Company from the fund management services entered into pursuant to the Centralised Fund Management Agreement during the year ended December 31, 2016 are set out below.

Transactions	Actual Transaction Amounts for the year ended December 31, 2016
US$ million
Internal Deposit Services	719.7
Collection and Payment Services and Foreign Exchange Services	—
Internal Loan Services	120.5
Letter of Credit Services	—
Other Financial Services	—

None of the transaction amounts exceeded the annual cap for the year ended December 31, 2016.

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Centralised Fund Management Agreement that that took place between the Company and its subsidiaries, SMIC Beijing and SMNC for the year ended December 31, 2016 had been entered into:

1)	in the ordinary and usual course of business of the Group;

2)	on normal commercial terms or better; and

3)	in accordance with the Centralised Fund Management Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Centralised Fund Management Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

6.	Framework Agreement with Sino IC Leasing Co., Ltd. — 2016 to 2020 — and Supplemental Agreement to Framework Agreement

On March 30, 2016, the Company and Sino IC Leasing Co., Ltd. (“Sino IC Leasing”) entered into the Framework Agreement, pursuant to which Sino IC Leasing. would provide to the Company a range of financial services (including but not limited to leasing, factoring, loan entrustment, bills acceptance and discounting services) and certain other related services (including but not limited to financial advisory and consulting services).

69	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

Sino IC Leasing will support the needs of the Company in its business expansion for funds in both RMB and other foreign currencies. Sino IC Leasing will provide the following services to the Company within the scope permitted by the relevant PRC laws, regulations and policies, as well as the internal operational and management policies of the Company:

1.	Finance related Services

The finance related services which Sino IC Leasing will provide to the Company include but are not limited to leasing, factoring, loan entrustment, bills acceptance and discounting services.

2.	Other related Services

The other related services which Sino IC Leasing will provide to the Company include but are not limited to financial advisory and consulting services.

The Annual Caps under the Framework Agreement are set out below.

Annual Caps	For the year ending December 31,
	2016	2017	2018	2019	2020
	US$ billion	US$ billion	US$ billion	US$ billion	US$ billion
Financial services Cap (the maximum rental and fees charged for provision of financial services per calendar year)	1.5	1.5	1.5	1.5	1.5
Other related services Cap (the maximum fees charged for provision of other related services per calendar year)	0.15	0.15	0.15	0.15	0.15

The price for the services provided by Sino IC Leasing to the Company contemplated under the Framework Agreement would be determined by reference to the current market conditions and the terms (including the prices) which are comparable to the quotes from independent third parties (to the extent available) providing services of a similar nature with comparable scale in the ordinary and usual course of business based on normal commercial terms and on arm’s length negotiations, as well as the reasonable market prices which are applicable around that time, subject to compliance with requirements for related party transactions and connected transactions of the Stock Exchange.

The reasons for the Company to enter into the Framework Agreement are as follows:

1.	the entering into of the Framework Agreement with Sino IC Leasing will enable the Group to broaden its existing financing channels; and

2.	optimise the existing machinery of the Company and increase operating cash flow.

SMIC 2016 Annual Report	70

As China IC Fund holds approximately 17.55% equity interest in the Company at of time of entering into the Framework Agreement through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund also holds approximately 35.21% equity interest at time of entering into the Framework Agreement, therefore Sino IC Leasing is a connected person of the Company under the Listing Rules by virtue of being an associate of a connected person of the Company as defined under Rule 14A.13 of the Listing Rules. The Framework Agreement and the transactions contemplated thereunder constitute non-exempt continuing connected transactions subject to the reporting, announcement and shareholders’ approval requirements of Chapter 14A of the Listing Rules. As the term of the Framework Agreement exceeds three years, the independent financial adviser, Messis Capital Ltd., also explained why a period longer than three years is required and confirmed that it is normal business practice for an agreement of this type to be of such duration.

Mr. Lu Jun, who is a Class II non-executive Director and a member of the nomination committee of the Company, holds the position of President in China IC Fund’s sole manager, namely Sino IC Capital Co., Ltd.. Mr. Ren Kai, who is a Class III non-executive Director, also holds the position of Vice President in Sino IC Capital Co., Ltd. As such, both Mr. Lu and Mr. Ren have abstained from voting on the relevant board resolutions in respect of the Framework Agreement.

The Framework Agreement and all transactions contemplated thereunder; and the annual caps in respect of the Framework Agreement were approved by the independent shareholders of the Company at the extraordinary general meeting (“EGM”) of the Company held on August 10, 2016 as required under Chapter 14A of the Listing Rules.

The actual amounts generated by the Company from the transactions entered into pursuant to the Framework Agreement during the year ended December 31, 2016 are set out below.

Transactions	Actual Transaction Amounts for the year ended December 31, 2016
US$ million
Financial Services	—
Other Related Services	—

None of the transaction amounts exceeded the annual cap for the year ended December 31, 2016.

71	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Framework Agreement that took place between the Company and Sino IC Leasing Co., Ltd. for the year ended December 31, 2016 had been entered into:

1)	in the ordinary and usual course of business of the Group;

2)	on normal commercial terms or better; and

3)	in accordance with the Framework Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Framework Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

On December 21, 2016, the Company and Sino IC Leasing entered into a supplemental agreement to amend the Framework Agreement.

Pursuant to the Supplemental Agreement, the Company and Sino IC Leasing agreed that (1) the Framework Agreement will apply not only to Sino IC Leasing but also to its subsidiaries and (2) references therein to Sino IC Leasing will include references to its subsidiaries. The Supplemental Agreement is subject to applicable laws and regulations, including the Listing Rules.

Save for the above amendments, all other terms and conditions of the Framework Agreement, including the term, the scope of services, the pricing policy, the payment terms and the annual caps for the years ending December 31, 2016, 2017, 2018, 2019 and 2020 respectively remain the same.

The reason for entering into the Supplemental Agreement was that the Company had been informed by Sino IC Leasing that, in order to take advantage of benefits which may be available to its subsidiaries which are established in certain areas in the PRC, it wished to have the ability to perform its services under the Framework Agreement through its subsidiaries.

7.	Framework Agreement with Semiconductor Manufacturing North China (Beijing) Corporation — 2016 to 2017

On September 30, 2016 the Company and Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) entered into the Framework Agreement in relation to the supply of goods and services, leasing of assets, transfer of equipment and provision of technical authorisation or licensing with a term commencing on the date of the Framework Agreement and ending on December 31, 2017.

The Company and SMNC agreed to enter into one or more of the following types of transactions with each other including the supply of goods and services, leasing of assets, transfer of equipment and provision of technical authorisation or licensing:

1.	Purchase and sale of spare parts, raw materials, photomasks and finished products;

SMIC 2016 Annual Report	72

2.	Rendering of or receiving services including, without limitation, (a) processing and testing service;

(b) sales service; (c) overseas market promotion and customer service; (d) procurement service; (e) research, development and experiment support service; (f) comprehensive administration, logistics, production management and IT service; and (g) water, electricity, gas and heat provision service;

3.	Leasing of assets such as plant, office premises and equipment;

4.	Transfer of equipment; and

5.	Provision of technical authorisation or licensing by the Company to SMNC, as well as the sharing of research and development costs in relation to 28-nanometer technologies.

The price of the Continuing Connected Transactions will be determined in accordance with the following general principles in ascending order:

(1)	the price prescribed or approved by state or local price control department (if any);

(2)	a reasonable price in accordance with the industry guided price for a particular type of service or product issued by the relevant industry association (if any);

(3)	the comparable local market price, which shall be determined after arm’s length negotiation between both parties with reference to (a) the market price charged by independent third parties for comparable product or services at the same time and in the same region; and (b) the lowest quotation that the purchaser can obtain by way of public tender;

(4)	where there is no comparable local market price, the price based on the principle of cost plus a fair and reasonable profit rate, being the aggregate sum of (a) the actual reasonable cost; and (b) a fair and reasonable profit rate. The expected range of profit is from 5% to 8%; which is in line with the industry and not lower than the profit rate charged by the Company or SMNC (as applicable) to independent third parties (to the extent available); and

(5)	where general pricing principles (1) to (4) are not applicable, the price determined by other reasonable means as agreed upon by both parties on the condition that the relevant costs are identifiable and are allocated to each party involved on a fair and equitable basis.

Where general pricing principles (2) to (5) apply, where possible each of the Company and SMNC will obtain at least two quotations or tenders from independent third parties before agreeing upon the applicable price.

As to the price prescribed by the state or local price control department, state-prescribed fees apply to water and electricity, which are relevant to the cost of such services and are determined by prices published from time by time by the relevant PRC government authority.

Under the Pricing Law of the PRC, the PRC government may implement a state-prescribed or guidance price for specific goods and services if necessary, and such price will be promulgated in accordance with the requirements of relevant laws, regulations or administrative rules from time to time. If any state-prescribed price or guidance price becomes available to the Continuing Connected Transactions in the future, the parties will execute such price first in accordance with pricing principle (1) above.

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The breakdown for the proposed Annual Caps for the Continuing Connected Transactions is set out below:

Annual Caps	For the year ending December 31,
	2016	2017
	US$ million	US$ million
Purchase and sale of goods	310	650
Rendering of or receiving services	120	200
Leasing of assets	2	200
Transfer of equipment	0	200
Provision of technical authorisation or licensing (including the sharing of research and development costs)	100	200
Total:	532 million	1.45 billion

The Company believes that the business partnership between itself and SMNC will eliminate some duplicated efforts on introducing and manufacturing advanced nodes for IC design houses, therefore reducing the time to market and some overhead expenses for both parties. With the expansion of its capacity and continuous innovation, the Company believes that it will be able to increase its market share, enhance its position in the industry and benefit from the increase in its economies of scale. Furthermore, SMNC is expects to build up and expand its manufacturing capacity following the capital contribution by China IC Fund. The Company can therefore leverage SMNC’s manufacturing capacity to expand the capacity of its advanced technology in a capital-efficient manner to meet the surging customer demand.

As China IC Fund holds approximately 17.51% equity interest in the Company at the time of entering into the Framework Agreement through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. As China IC Fund holds 26.5% equity interest in the registered capital of SMNC at the date of entering into the Framework Agreement, SMNC is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules. The Framework Agreement and the transactions contemplated thereunder constitute non-exempt continuing connected transactions subject to the reporting, announcement and shareholders’ approval requirements of Chapter 14A of the Listing Rules.

The Framework Agreement and all transactions contemplated thereunder; and the annual caps in respect of the Framework Agreement were approved by the independent shareholders of the Company at the extraordinary general meeting (“EGM”) of the Company held on December 6, 2016 as required under Chapter 14A of the Hong Kong Stock Exchange Listing Rules.

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The actual amounts generated by the Company from the transactions entered into pursuant to the Framework Agreement during the year ended December 31, 2016 are set out below.

Transactions	Actual Transaction Amounts for the year ended December 31, 2016
US$ million
Purchase and sale of goods	168.7
Rendering of or receiving services	23.8
Leasing of assets	0.4
Transfer of equipment	—
Provision of technical authorisation or licensing	69.1
Total	262.0

None of the transaction amounts exceeded the annual cap for the year ended December 31, 2016.

Pursuant to Rule 14A.55 of Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Framework Agreement that took place between the Company and Semiconductor Manufacturing North China (Beijing) Corporation for the year ended December 31, 2016 had been entered into:

1)	in the ordinary and usual course of business of the Group;

2)	on normal commercial terms or better; and

3)	in accordance with the Framework Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Framework Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

8.	Framework Agreement with SJ Semiconductor Corporation — 2017 to 2019

On December 27, 2016, the Company and its majority owned subsidiary SJ Semiconductor Corporation (“SJ Cayman”) entered into the Framework Agreement in relation to supply of goods and services, transfer of equipment and provision of technical authorisation or licensing with a term commencing on January 1, 2017 and ending on December 31, 2019 and subject to the terms and conditions provided therein.

The Company and SJ Cayman agreed to enter into one or more of the following types of transaction with each other including supply of goods and services, transfer of equipment and provision of technical authorisation or licensing:

1.	Purchase and sale of spare parts and raw materials;

2.	Rendering of or receiving services including, without limitation, (a) processing and testing service;

(b) procurement service; (c) research, development and experiment support service; and (d) comprehensive administration, logistics, production management and IT service;

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3.	Transfer of equipment; and

4.	Provision of technical authorisation or licensing by the Company to SJ Cayman.

The price of the Continuing Connected Transactions will be determined in accordance with the following general principles in ascending order:

(1)	the price prescribed or approved by state or local p rice control department (if any);

(2)	a reasonable price in accordance with the industry guided price for a particular type of service or product issued by the relevant industry association (if any);

(3)	the comparable local market price, which shall be determined after arm’s length negotiation between both parties of the contract with reference to (a) the market price charged by independent third parties for comparable product or services at the same time and in the same region; and (b) the lowest quotation that the purchaser can obtain by way of public tender. The Company will obtain at least two quotations or tenders from independent third parties before agreeing upon the applicable price;

(4)	where there is no comparable local market price, price based on the principle of cost plus a fair and reasonable profit rate, being the aggregate sum of(a) the actual reasonable cost; and (b) a fair and reasonable profit rate. The expected range of profit is from 5% to 10%, which is in line with the industry and not lower than the profit rate charged by the Company or SJ Cayman (as applicable) to independent third parties (to the extent available).

As to price prescribed by the state or local price control department, state-prescribed fees apply to water, electricity, gas and communication services involved in providing procurement service and comprehensive administration, logistics, production management and IT service, which are relevant to the cost of such services and are determined by prices published from time by time by the relevant PRC government authority. Under the Pricing Law of the PRC, the state may implement state-prescribed or guidance price for specific goods and services if necessary, such price will be promulgated in accordance with the requirements of relevant laws, regulations or administrative rules from time to time. If any state-prescribed price or guidance price becomes available to the Continuing Connected Transactions in the future, the parties will execute such price first in accordance with pricing principle (1) above.

The proposed annual caps for the Continuing Connected Transactions are the same for each of the three years ending on December 31, 2017, 2018 and 2019 and are set out below:

•	US$11 million (or its equivalent in other currencies) for Supply of goods and services, transfer of equipment and provision of technical authorisation or licensing by the Company; and

•	US$100 million (or its equivalent in other currencies) for Supply of goods and services and transfer of equipment by SJ Cayman.

In arriving at the proposed annual caps, the Company considered the historical transaction amounts between the Company and SJ Cayman, as well as reasonable factors such as the expected occurrences of Non-Exempt Continuing Transactions in light of current market conditions of the semiconductor industry and the technological capability of the Company. The Company has also considered the fact that SJ Cayman has only been established recently in August 2014 and is expected to steadily progress towards establishing full operations in 2019. For further details of the historical transaction amounts between the Company and SJ Cayman for the year ended December 31, 2016, please refer to page 63.

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The Company considers that the entry into the Framework Agreement and the Continuing Connected Transactions with SJ Cayman will continue to bring the Company an effective and complete wafer turn-key solution.

As China IC Fund holds approximately 17.404% equity interest in the Company at the date of entering into the Framework Agreement through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund holds approximately 29.405% equity interest in SJ Cayman at the date of entering into the Framework Agreement through its wholly-owned subsidiary, Xun Xin. SJ Cayman is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules. The Framework Agreement and the transactions contemplated thereunder are exempt from shareholders’ approval requirements under Chapter 14A of the Listing Rules.

No Director is considered to have a material interest in the Framework Agreement which would have required the Director to abstain from voting at the Board Meeting authorizing the Framework Agreement.

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Framework Agreement that took place between the Company and its majority owned subsidiary SJ Semiconductor Corporation for the year ended December 31, 2016 had been entered into:

1)	in the ordinary and usual course of business of the Group;

2)	on normal commercial terms or better; and

3)	in accordance with the Framework Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Framework Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

Related Party Transactions

In addition to the above, the Group entered into certain transactions with parties regarded as “related parties” under the applicable accounting standards which are not regarded as connected transactions as defined under the Hong Kong Stock Exchange Listing Rules. Details of these related party transactions are disclosed in note 42 to the consolidated financial statements.

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Employees

The following table sets forth, as of the dates indicated, the number of the Group’s employees serving in the capacities indicated:

	As of December 31,
Position	Y2013	Y2014	Y2015	Y2016
Managers	951	930	962	1,210
Professionals(1)	4,440	4,988	6,112	7,978
Technicians	4,751	5,116	6,170	8,100
Clerical staff	304	351	229	679
Total(2)	10,446	11,385	13,473	17,967

Notes:

(1)	Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)	Includes 3, 14, 13 and 56 temporary and part-time employees in 2013, 2014, 2015 and 2016 respectively.

The following table sets forth, as of the dates indicated, a breakdown of the number of the Group’s employees by geographic location:

	As of December 31,
Location	Y2013	Y2014	Y2015	Y2016
Shanghai	6,626	6,896	7,533	8,404
Beijing	2,272	2,518	3,242	4,721
Tianjin	1,454	1,511	1,630	1,663
Chengdu	11	10	10	10
Shenzhen	43	405	843	1,284
Jiangyin	—	—	174	314
United States	20	25	20	20
Europe	6	6	7	1,537
Japan	1	2	2	2
Taiwan Office	10	9	9	9
Hong Kong	3	3	3	3
Total	10,446	11,385	13,473	17,967

The Group’s success depends to a significant extent upon, among other factors, the Group’s ability to attract, retain and motivate qualified personnel.

As of December 31, 2016, 3,169 and 371 of the Group’s employees held master’s degrees and doctorate degrees, respectively. As of the same date, 4,770 of the Group’s employees possessed a bachelor’s degree.

The Group’s Employees received an average of 27.9 hours of internal and external training per person in 2016.

To support the Group’s business growth and develop more talents, SMIC partners with Peking University, Fudan University, Tianjin University, Shanghai University, Beihang University, Beijing Institute of Petrochemical Technology University and Shenzhen University to offer junior college, undergraduate and graduate programs to technical employees. Employees who are eligible will also receive tuition subsidies. SMIC provides a good learning environment to employees.

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As a supplement to their salaries, the Group’s employees have the opportunity to earn performance bonuses based on profitability, business achievements, and individual performance. Additional benefits include participation in the Group’s global equity incentive compensation program, paid leave, social welfare benefits and the global medical insurance plan for qualified employees, optional housing benefits and educational programs for employees with families.

The Group provides occupational health and hygiene management for the welfare of the Group’s employees. This includes occupational physical examination, the monitoring of air quality, illumination, radiation, noise and drinking water. Parts of the Group’s employees are covered by collective bargaining agreements.

Equity-linked agreements

The Company currently has five convertible bonds in issue, namely:

—	an issue of US$200 million zero coupon convertible bonds due 2018;

—	an issue of US$86.8 million zero coupon convertible bonds due 2018;

—	an issue of US$95 million zero coupon convertible bonds due 2018;

—	an issue of US$22.2 million zero coupon convertible bonds due 2018;

—	an issue of US$450 million zero coupon convertible bonds due 2022.

The Company exercised its right to redeem the US$200 million zero coupon convertible bonds due 2018, the US$86.8 million zero coupon convertible bonds due 2018, the US$95 million zero coupon convertible bonds due 2018 and the US$22.2 million zero coupon convertible bonds due 2018 (the “Bonds”) on March 10, 2017 being the option redemption date when all of the Bonds will be redeemed in cash at 100% of the Bonds’ principal amount. The conversion price is HK$7.965, approximately US$1.027. All the bondholders also exercised their conversion options to fully convert the outstanding Bonds before the option redemption date and no redemption of the Bonds will be carried out.

For further details regarding the convertible bonds of the Company, please refer to Note 32 and Note 45.

In addition, the Company and its subsidiaries also made various stock incentive plans set out in Note 39 to the financial statements.

Material Investments, Acquisitions and Disposals

Disposal of 19.61% Equity interest in Changjiang Xinke by Siltech Shanghai to JCET and issue of shares to Siltech Shanghai by JCET and private placement of shares to Siltech Shanghai by JCET

On April 27, 2016, SilTech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”) and Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”) entered into a disposal agreement, pursuant to which SilTech Shanghai agreed to sell its 19.61% equity interest in Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”) to JCET in consideration of RMB664 million, which will be satisfied by JCET’s issue of 43,229,166 shares of JCET to SilTech Shanghai at RMB15.36 per share. On the same day, SilTech Shanghai and JCET entered into a subscription agreement, pursuant to which SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 shares of JCET in consideration of an aggregate subscription price of RMB2,655 million in cash. As of the date of this report, the China Securities Regulatory Commission has granted conditional approval for this transaction but the related conditions have not been satisfied. Please refer to Note 45 for details.

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Acquisition of 70% of the corporate capital of LFoundry S.r.l.

On June 24, 2016, the Company, LFoundry Europe GmbH (“LFoundry Europe”) and Marsica Innovation S.p.A (“Marsica”) entered into a sale and purchase agreement pursuant to which LFoundry Europe and Marsica agreed to sell and the Company agreed to purchase 70% of the corporate capital of LFoundry S.r.l. for an aggregate cash consideration of EUR49 million subject to adjustment. The acquisition was completed as of July 29, 2016.

Establishment of Ningbo Semiconductor International Corporation

On October 14, 2016, Ningbo Semiconductor International Corporation (“NSI”) was jointly established by China IC Capital (the wholly owned investment fund of SMIC), Ningbo Senson Electronics Technology Co., Ltd, and Beijing Integrated Circuit Design and Testing Fund with a registered capital of RMB355 million, equal to US$52.8 million. SMIC holds 66.76% of the ownership interest. NSI will develop analog and specialty semiconductor process technology platforms in the areas of high-voltage analog, radio frequency, and optoelectronics. These developments will support customers in IC design and product development for applications in smart home, industrial, and automotive electronics, new generations of radio communications, augmented reality, virtual reality, mixed reality, and other specialty systems.

Capital contribution from China IC fund into the capital of SMNC

On May 10, 2016, the Company, SMIC Beijing, China IC Fund, Beijing Semiconductor Manufacturing and Equipment Equity Investment Centre (Limited Partnership) (“Beijing Semi Fund”), Beijing Industrial Developing Investment Management Co., Ltd. (“IDIMC”) and Zhongguancun Development Group (“ZDG”) have agreed to amend the previous joint venture agreement through an amended joint venture agreement, pursuant to which: (i) the Company and SMIC Beijing’s outstanding aggregate capital contribution obligations as contained in the previous joint venture agreement will decrease from US$804.38 million to US$708.38 million, and their aggregate shareholding in SMNC, will decrease from 55% to 51%; and (ii) China IC Fund has agreed to make cash contribution of US$636 million into the registered capital of SMNC. The parties’ performance of their capital contribution obligations will lead to an increase in the registered capital of SMNC from US$1.2 billion to US$2.4 billion. The capital contribution from China IC Fund was completed in June 2016.

Issue of Equity Securities under General Mandate

Issue of US$450 million zero coupon convertible bonds due 2022

On June 7, 2016, the Company entered into a subscription agreement with J.P. Morgan Securities Plc (the “Manager”), pursuant to which the Manager agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for the zero coupon bonds (the “2016 Convertible Bonds”) to be issued by the Company in an aggregate principal amount of US$450 million. The issue price of the 2016 Convertible Bonds was 100% of the aggregate principal amount. Assuming full conversion of the 2016 Convertible Bonds at the initial conversion price of HK$0.9250 per Ordinary Share (adjusted to HK$9.250 per Ordinary Share upon the effect of the Share Consolidation), the 2016 Convertible Bonds will be convertible into 3,778,881,081 Ordinary Shares (adjusted to 377,888,108 Ordinary Shares upon the effect of the Share Consolidation) which will be allotted and issued pursuant to the 2015 general mandate and will rank pari passu in all respects with the Ordinary Shares then in issue on the relevant conversion date. The issuance of the 2016 Convertible Bonds was completed on July 7, 2016.

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Issue of Other Securities

Issue of short-term and medium-term notes

The Company issued medium-term notes of RMB1,500 million and short-term notes of RMB600 million through National Association of Financial Market Institutional Investors (“NAFMII”) during the first half of 2016. The medium-term notes carry a coupon interest rate of 3.35% with note interest payable annually on June 8, 2017, June 8, 2018 and June 10, 2019 and the short-term notes carry a coupon interest rate of 2.99% with note interest payable annually on June 7, 2017. As at the issue date, the net book value of the liabilities of medium-term notes amounted to RMB1,485 million and the book value of the liabilities of short-term notes amounted to RMB600 million.

Based on the issuance quota approved by NAFMII on April 11, 2016, the Company plans to issue the rest quota of the medium-term notes and short-term notes within 2 years.

Stock Incentive Schemes

2004 Stock Incentive Plans

2004 Share Option Plan

The Company’s shareholders adopted on February 16, 2004, a 2004 Stock Option Plan which then became effective on March 18, 2004 and further amended it on June 23, 2009. The number of the Ordinary Shares that may be issued pursuant to the Company’s 2004 Stock Option Plan and The Company’s 2004 Employee Stock Purchase Plan shall not, in the aggregate, exceed 2,434,668,733 Ordinary Shares.

In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding stock option granted under this 2004 Stock Option Plan or any of the Company’s other stock option plans or any outstanding purchase right granted under the Company’s 2004 Employee Stock Purchase Plan or any other of the Company’s employee stock purchase plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time. Stock options issued under the 2004 Stock Option Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the 2004 Stock Option Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, Ordinary Shares or American depositary shares subject to stock options under the Company’s 2004 Stock Option Plan are again available for grant and issuance under the Company’s 2004 Stock Option Plan to the extent such stock options have lapsed without Ordinary Shares or American depositary shares being issued.

The Company’s 2004 Stock Option Plan authorizes the award of incentive stock options (ISOs) within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”), non-qualified stock options and Director options.

Director options are non-qualified options granted to non-employee members of the Board, or non-employee Directors. The terms of Director options may vary among non-employee Directors and the 2004 Stock Option Plan does not impose any requirement to grant Director options subject to uniform terms.

The Company’s 2004 Stock Option Plan is administered by the Company’s compensation committee or by the Board acting in place of the Company’s compensation committee. The compensation committee has the authority to construe and interpret the Company’s 2004 Stock Option Plan, grant stock options and make all other determinations necessary or advisable for the administration of the plan.

The Company’s 2004 Stock Option Plan provides for the grant of options to the Company’s employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the 2004 Stock Option Plan) for

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the benefit of those individuals eligible to participate in the 2004 Stock Option Plan; provided that, ISOs may be granted only to the Company’s employees. The total number of Ordinary Shares underlying stock granted pursuant to the 2004 Stock Option Plan or any of The Company’s other stock option plans to, and the total number of Ordinary Shares that may be purchased under one or more purchase rights granted under the Company’s 2004 Employee Stock Purchase Plan or any of the Company’s other employee stock purchase plans by, a participant (including both exercised and outstanding stock options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1% in the case of an “independent non-executive Director” (as that term is used in the Hong Kong Stock Exchange Listing Rules) of the then issued and outstanding Ordinary Shares subject to such changes from time to time to applicable Hong Kong Stock Exchange Listing Rules.

The exercise price of stock options must be at least equal to the fair market value of the Ordinary Shares on the date of grant.

In general, options granted under the 2004 Stock Option Plan vest over a four-year period. Options may vest based on time or achievement of performance conditions. The Company’s compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any Ordinary Shares or American depositary shares issued on exercise being subject to the Company’s right of repurchase that lapses as the shares vest. The maximum term of options granted under the Company’s 2004 Stock Option Plan is ten years, subject to changes under the Hong Kong Stock Exchange Listing Rules, as determined by the compensation committee of the Company. Unless otherwise permitted by the Company’s compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s family members or to a trust or partnership established for the benefit of such family members. Options granted under the Company’s 2004 Stock Option Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by the Company’s compensation committee. Options granted under the Company’s 2004 Stock Option Plan generally may be exercised for a period of ninety days after the termination of the optionee’s service to us, except that Director options may be exercised for a period of one hundred and twenty days after the termination of the non-employee Director’s service to us. Options whether or not vested generally terminate immediately upon termination of employment for cause.

The number and kind of the Ordinary Shares or American depositary shares authorized for issuance under the various limits set forth in the 2004 Stock Option Plan, the number of outstanding stock options and the number and kind of shares subject to any outstanding stock options and the exercise price per share, if any, under any outstanding stock option are equitably adjusted (including by payment of cash to a participant) by the compensation committee of the Company in the event of a capitalization issue, rights issue, subdivision or consolidation of shares or reduction of capital in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the 2004 Stock Option Plan.

The Company’s 2004 Stock Option Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of the Company’s then-outstanding shares entitled to vote in the election of the Board, the complete dissolution of the Company, consolidation, merger, or similar transaction involving the Company, the sale of all or substantially all of the assets of the Company or the consolidated assets of the Company and its subsidiaries, a substantial change in the composition of the Board or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, the compensation committee of the Company determines how to treat each outstanding stock award. The compensation committee of the Company may:

•	shorten the period during which the stock options are exercisable;

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•	accelerate the vesting of the stock options or waive, in whole or in part, any performance conditions to such vesting;

•	arrange for the assumption or replacement of stock options by a successor corporation;

•	adjust stock options or their replacements so that such stock options are in respect of the shares of stock, securities or other property (including cash) as may be issuable or payable as a result of such transaction;

•	cancel the stock option prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock option.

In the event of a change in control that results in a complete liquidation or dissolution of the Company, all outstanding stock options immediately terminate.

The Company’s 2004 Stock Option Plan was terminated on November 15, 2013. The stock options granted before such termination remains outstanding and continue to vest and become exercisable in accordance with, and subject to, the terms of the 2004 Stock Option Plan.

The Share Consolidation will cause adjustments to the exercise price of such stock options and the number of Ordinary Shares to be issued under the outstanding stock options, pursuant to the terms and conditions of such options and under terms and conditions of the Company’s 2004 Stock Option Plan.

Amended and Restated 2004 Equity Incentive Plan

The Company’s shareholders adopted an Amended and Restated 2004 Equity Incentive Plan that became effective on June 3, 2010. The aggregate number of the Ordinary Shares that may be issued pursuant to the Amended and Restated 2004 Equity Incentive Plan may not exceed 1,015,931,725 Ordinary Shares. Awards issued under the Amended and Restated 2004 Equity Incentive Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the Amended and Restated 2004 Equity Incentive Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, the following Ordinary Shares or American depositary shares shall again be available for grant and issuance under the Company’s Amended and Restated 2004 Equity Incentive Plan:

•	Ordinary Shares or American depositary shares tendered or withheld from issuance to settle an award;

•	Ordinary Shares or American depositary shares withheld to satisfy the tax withholding obligations related to any award; and

•	Ordinary Shares or American depositary shares subject to awards granted under our Amended and Restated 2004 Equity Incentive Plan that otherwise terminate or lapse without ordinary shares or American depositary shares being issued.

The Company’s Amended and Restated 2004 Equity Incentive Plan authorizes the award of restricted share awards (RSAs), stock appreciation rights (SARs), restricted share units (RSUs), and other equity-based or equity-related awards based on the value of the Ordinary Shares. Cash payments based on criteria determined by the compensation committee may also be awarded under the Amended and Restated 2004 Equity Incentive Plan.

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The Company’s Amended and Restated 2004 Equity Incentive Plan is administered by the Company’s compensation committee or by the Board acting in place of the Company’s compensation committee. The compensation committee of the Company has the authority to construe and interpret the Company’s Amended and Restated 2004 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

The Company’s Amended and Restated 2004 Equity Incentive Plan provides for the grant of awards to the Company’s employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the Amended and Restated 2004 Equity Incentive Plan) for the benefit of those individuals eligible to participate in the Amended and Restated 2004 Equity Incentive Plan.

An RSA is an award of the Ordinary Shares or American depositary shares that are granted for no consideration other than the provision of services (or such minimum payment as may be required under applicable law). The price (if any) of an RSA is determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting ceases on the date the participant no longer provides services to us and unvested shares are forfeited to or repurchased by us. Performance-based RSAs that vest based on the attainment of one or more performance goals over a period of time that the compensation committee determines may also be awarded under the Amended and Restated 2004 Equity Incentive Plan.

Stock appreciation rights provide for a payment, or payments, in cash, Ordinary Shares or American depositary shares, to the holder based upon the difference between the fair market value of the Ordinary Shares or American depositary shares on the date of exercise and the stated exercise price up to a maximum amount of cash or number of Ordinary Shares or American depositary shares. SARs may vest based on time or achievement of performance conditions. The compensation committee may determine whether SARs may be granted alone or in tandem with a stock option granted under the Company’s 2004 Stock Option Plan or another award.

Restricted share units represent the right to receive the Ordinary Shares or American depositary shares at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we deliver to the holder of the restricted share unit the Ordinary Shares (which may be subject to additional restrictions) or American depositary shares, cash or a combination of the Ordinary Shares and cash or the Company’s American depositary shares and cash.

The number and kind of the Ordinary Shares or American depositary shares under the various limits set forth in the Amended and Restated 2004 Equity Incentive Plan, the number of outstanding awards and the number and kind of shares subject to any outstanding award and the purchase price per share, if any, under any outstanding award shall be equitably adjusted (including by payment of cash to a participant) by the compensation committee in the event of a capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the Amended and Restated 2004 Equity Incentive Plan.

Awards granted under the Company’s Amended and Restated 2004 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by the Company’s compensation committee.

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The Company’s Amended and Restated 2004 Equity Incentive Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of the Company’s then-outstanding shares entitled to vote in the election of the Board, the complete dissolution of the Company, consolidation, merger, or similar transaction involving the Company, the sale of all or substantially all of the assets of the Company or the consolidated assets of the Company and its subsidiaries, a substantial change in the composition of the Board or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, the compensation committee of the Company determines how to treat each outstanding award. The compensation committee may:

•	shorten the period during which the awards may be settled;

•	accelerate the vesting of the award or waive, in whole or in part, any performance conditions to such vesting;

•	arrange for the assumption or replacement of an award by a successor corporation;

•	adjust awards or their replacements so that such awards are in respect of the shares of stock, securities or other property (including cash) as may be issuable or payable as a result of such transaction; or

•	cancel the award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the award.

In the event of a change in control that results in a complete liquidation or dissolution of the Company, all outstanding awards immediately terminate.

The Company’s Amended and Restated 2004 Equity Incentive Plan was terminated on November 15, 2013. The awards granted before such termination remain outstanding and continue to vest in accordance with, and subject to, the terms of the Amended and Restated 2004 Equity Incentive Plan.

The Share Consolidation will cause adjustments to the par value of Ordinary Shares to be received by the relevant grantee on the date of vesting of the relevant award of RSUs and the number of Ordinary Shares to be issued pursuant to the terms and conditions of the awards of unvested RSUs and under the terms and conditions of the Company’s Amended and Restated 2004 Equity Incentive Plan.

2014 Stock Incentive Plans

2014 Stock Option Plan

The Company adopted a 2014 Stock Option Plan that became effective on November 15, 2013 when the 2014 Stock Option Plan was registered with the PRC State Administration of Foreign Exchange. The number of Ordinary Shares that may be issued pursuant to the 2014 Stock Option Plan and the 2014 Employee Stock Purchase Plan (if adopted) shall not, in the aggregate, exceed 3,207,377,124 Ordinary Shares. In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding stock option granted under this 2014 Stock Option Plan or any of the Company’s other stock option plans or any outstanding purchase right granted under the 2014 Employee Stock Purchase Plan (if adopted) or any other of the Company’s employee stock purchase plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time, subject to such changes with respect to such thirty percent (30%) limit that may apply from time to time under the Listing Rules. Stock options issued under the 2014 Stock Option Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the 2014 Stock Option Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, Ordinary Shares or American depositary shares subject to stock options under the 2014 Stock Option Plan will again be available for grant and issuance under the 2014 Stock Option Plan to the extent such stock options have lapsed without Ordinary Shares or American depositary shares being issued.

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The 2014 Stock Option Plan authorizes the award of incentive stock options (ISOs) within the meaning of Section 422 of the Code, non-qualified stock options and Director options.

Director options are non-qualified options granted to non-employee members of the Board, or non-employee Directors. The terms of Director options may vary among non-employee Directors and the 2014 Stock Option Plan does not impose any requirement to grant Director options subject to uniform terms.

The 2014 Stock Option Plan is administered by the Company’s compensation committee or by the Board acting in place of the Company’s compensation committee. The compensation committee will have the authority to construe and interpret the 2014 Stock Option Plan, grant stock options and make all other determinations necessary or advisable for the administration of the plan.

The 2014 Stock Option Plan provides for the grant of options to the Company’s employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the 2014 Stock Option Plan) for the benefit of those individuals eligible to participate in the 2014 Stock Option Plan; provided, that, ISOs may be granted only to the Company’s employees. The total number of Ordinary Shares underlying stock granted pursuant to the 2014 Stock Option Plan or any of the Company’s other stock option plans to, and the total number of Ordinary Shares that may be purchased under one or more purchase rights granted under the 2014 Employee Stock Purchase Plan or any of the Company’s other employee stock purchase plans by, a participant (including both exercised and outstanding stock options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1% in the case of an “independent non-executive Director” (as that term is used in the Hong Kong Stock Exchange Listing Rules) of the then issued and outstanding Ordinary Shares subject to such changes from time to time to applicable Hong Kong Stock Exchange Listing Rules.

The exercise price of stock options must be at least equal to the fair market value of the Ordinary Shares on the date of grant.

In general, options will vest over a four-year period. Options may vest based on time or achievement of performance conditions. The Company’s compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any Ordinary Shares or American depositary shares issued on exercise being subject to the Company’s right of repurchase that lapses as the shares vest. The maximum term of options granted under the 2014 Stock Option Plan is ten years, subject to changes under the Hong Kong Stock Exchange Listing Rules, as determined by the compensation committee. Unless otherwise permitted by the Company’s compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under the 2014 Stock Option Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by the Company’s compensation committee. Options granted under the 2014 Stock Option Plan generally may be exercised for a period of ninety days after the termination of the optionee’s service to the Company, except that Director options may be exercised for a period of one hundred and twenty days after the termination of the nonemployee Director’s service to the Company. Options generally terminate immediately upon termination of employment for cause.

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The number and kind of the Ordinary Shares or American depositary shares authorized for issuance under the various limits set forth in the 2014 Stock Option Plan, the number of outstanding stock options and the number and kind of shares subject to any outstanding stock options and the exercise price per share, if any, under any outstanding stock option will be equitably adjusted (including by payment of cash to a participant) by the compensation committee in the event of a capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the 2014 Stock Option Plan.

The 2014 Stock Option Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of the Company’s then-outstanding shares entitled to vote in the election of the Board, the complete dissolution of the company, consolidation, merger, or similar transaction involving the Company, the sale of all or substantially all of the assets of the Company or the consolidated assets of the Company and its subsidiaries, a substantial change in the composition of the Board or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, the compensation committee of the Company will determine how to treat each outstanding stock award. The compensation committee of the Company may:

•	shorten the period during which the stock options are exercisable;

•	accelerate the vesting of the stock options or waive, in whole or in part, any performance conditions to such vesting;

•	arrange for the assumption or replacement of stock options by a successor corporation;

•	adjust stock options or their replacements so that such stock options are in respect of the shares of stock, securities or other property (including cash) as may be issuable or payable as a result of such transaction;

•	cancel the stock option prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock option.

In the event of a change in control that results in a complete liquidation or dissolution of the Company, all outstanding stock options will immediately terminate.

The 2014 Stock Option Plan will terminate ten years from the date of registration of the Plan with the PRC State Administration of Foreign Exchange, unless it is terminated earlier by the Board. The Board may amend or terminate the 2014 Stock Option Plan at any time. If the Board amends the 2014 Stock Option Plan, it does not need to ask for shareholders approval of the amendment unless required by applicable law.

The Share Consolidation will cause adjustments to the exercise price of such stock options and the number of Ordinary Shares to be issued under the outstanding stock options, pursuant to the terms and conditions of such options and under terms and conditions of the Company’s 2014 Stock Option Plan.

2014 Employee Stock Purchase Plan

The Company’s shareholders adopted a 2014 Employee Stock Purchase Plan on June 13, 2013. Purchases are accomplished through participation in discrete offering periods. The Company’s 2014 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. The number of the Company’s Ordinary Shares that may be issued pursuant to the 2014 Employee Stock Purchase Plan and the Company’s 2014 Stock Option Plan shall not, in the aggregate, exceed 3,207,377,124 Ordinary Shares. In no event may the number of Ordinary Shares that may

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be issued pursuant to any outstanding purchase right granted under this 2014 Employee Stock Purchase Plan or any of the Company’s other employee stock purchase plans or any outstanding stock option granted under the 2014 Stock Option Plan or any of the Company’s other stock option plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time, subject to such changes with respect to such thirty percent (30%) limit that may apply from time to time under the Hong Kong Stock Exchange Listing Rules. All shares purchased under the 2014 Employee Stock Purchase Plan shall be issued in the form of American depositary shares. For purposes of determining the number of the Company’s Ordinary Shares available under the 2014 Employee Stock Purchase Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares.

The Company’s compensation committee administers the 2014 Employee Stock Purchase Plan. The Company’s employees generally are eligible to participate in the 2014 Employee Stock Purchase Plan; the Company’s compensation committee may impose additional eligibility conditions upon the employees of one of the Company’s subsidiaries or exclude employees of a subsidiary from participation. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in the Company’s 2014 Employee Stock Purchase Plan, are ineligible to participate in the Company’s 2014 Employee Stock Purchase Plan. In addition, to comply with the Hong Kong Stock Exchange Listing Rules, unless otherwise allowed under such rules, no employee can be granted a right to purchase American depositary shares, or a purchase right under the 2014 Employee Stock Purchase Plan if such purchase right would permit the employee to purchase Ordinary Shares or American depositary shares under all employee stock purchase plans or other option plans of the Company granted to the employee in any twelve-month period to exceed one percent (1%) of the then issued and outstanding Ordinary Shares.

Under the 2014 Employee Stock Purchase Plan, eligible employees are able to acquire the Company’s American depositary shares by accumulating funds through payroll deductions. The Company’s compensation committee determines the maximum amount that any employee may contribute to his or her account under the 2014 Employee Stock Purchase Plan during any calendar year. The Company also has the right to amend or terminate the Company’s 2014 Employee Stock Purchase Plan at any time.

New participants are required to enroll in a timely manner as specified by the Company’s compensation committee. Once an employee is enrolled, participation is automatic in subsequent offering periods. The length of each offering period shall be no shorter than six months and no longer than twenty-seven months. The Company’s compensation committee determines the starting and ending dates of each offering period. An employee’s participation automatically ends upon termination of employment for any reason.

No participant has the right to purchase the Company’s American depositary shares in an amount, when aggregated with purchase rights under all the Company’s employee stock purchase plans that are also in effect in the same calendar year(s), that has a fair market value of more than US$25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. On the first business day of each offering period, a participant shall be granted a purchase right, determined by: (i) dividing (A) the product of US$25,000 and the number of calendar years during all or part of which the purchase right shall be outstanding by (B) the fair market value of the American depositary shares on the first business day of the offering period, and (ii) subtracting from the quotient (A) the number of American depositary shares the participant purchased during the calendar year in which the first business day of the applicable offering period occurs under the 2014 Employee Stock Purchase Plan or under any of the Company’s other employee stock purchase plans which is intended to qualify under Section 423 of the Code, plus (B) the number of American depositary shares subject on the first business day of the applicable offering period to any outstanding purchase rights granted to the participant under any of the Company’s other employee stock purchase plans which is intended to qualify under Section 423 of the Code. If application of this formula would result in the grant of purchase rights covering, in the aggregate, more than the number of American depositary shares that the compensation committee has made available for the relevant offering period, then the compensation committee shall adjust the number of American depositary shares subject to the purchase right in order that, following such adjustment, the aggregate number of American depositary shares subject to the purchase right shall remain within the applicable limit.

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The purchase price for shares of the Company’s American depositary shares purchased under the Company’s 2014 Employee Stock Purchase Plan shall be 85% of the lesser of the fair market value of the Company’s American depositary shares on (i) the first business day of the applicable offering period and (ii) the last day of the applicable offering period.

We have never granted any purchase right under the 2014 Employee Stock Purchase Plan so far.

2014 Equity Incentive Plan

The Company adopted a 2014 Equity Incentive Plan that became effective on November 15, 2013 when the 2014 Equity Incentive Plan was registered with the PRC State Administration of Foreign Exchange. The aggregate number of the Ordinary Shares that may be issued pursuant to the 2014 Equity Incentive Plan may not exceed 801,844,281 Ordinary Shares. Awards issued under the 2014 Equity Incentive Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the 2014 Equity Incentive Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, the following Ordinary Shares or American depositary shares will again be available for grant and issuance under the 2014 Equity Incentive Plan:

•	Ordinary Shares or American depositary shares subject to stock appreciation rights granted under the 2014 Equity Incentive Plan that cease to be subject to the stock appreciation right for any reason other than exercise of the stock appreciation right;

•	Ordinary Shares or American depositary shares subject to awards granted under the Company’s 2014 Equity Incentive Plan that are subsequently forfeited at the original issue price; including without limitation Ordinary Shares or American depositary shares withheld from issuance to settle an award and Ordinary Shares or American depositary shares withheld to satisfy the tax withholding obligations related to any award; and

•	Ordinary Shares or American depositary shares subject to awards granted under the 2014 Equity Incentive Plan that otherwise terminate or lapse without Ordinary Shares or American depositary shares being issued.

The 2014 Equity Incentive Plan authorizes the award of restricted share awards (RSAs), stock appreciation rights (SARs), restricted share units (RSUs) and other equity-based or equity-related awards based on the value of the Ordinary Shares. Cash payments based on criteria determined by the compensation committee may also be awarded under the 2014 Equity Incentive Plan.

The 2014 Equity Incentive Plan is administered by the Company’s compensation committee or by the Board acting in place of the Company’s compensation committee. The compensation committee of the Company will have the authority to construe and interpret the 2014 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

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The 2014 Equity Incentive Plan provides for the grant of awards to the Company’s employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the 2014 Equity Incentive Plan) for the benefit of those individuals eligible to participate in the 2014 Equity Incentive Plan.

An RSA is an award of the Ordinary Shares or American depositary shares that are granted for no consideration other than the provision of services (or such minimum payment as may be required under applicable law). The price (if any) of an RSA will be determined by the compensation committee of the Company. Unless otherwise determined by the compensation committee of the Company at the time of award, vesting will cease on the date the participant no longer provides services to the Company and unvested shares will be forfeited to or repurchased by the Company. Performance-based RSAs that vest based on the attainment of one or more performance goals over a period of time that the compensation committee determines may also be awarded under the 2014 Equity Incentive Plan.

Stock appreciation rights provide for a payment, or payments, in cash, Ordinary Shares or American depositary shares, to the holder based upon the difference between the fair market value of the Ordinary Shares or American depositary shares on the date of exercise and the stated exercise price up to a maximum amount of cash or number of Ordinary Shares or American depositary shares. SARs may vest based on time or achievement of performance conditions. The compensation committee may determine whether SARs may be granted alone or in tandem with a stock option granted under the 2014 Stock Option Plan or another award.

Restricted share units represent the right to receive the Ordinary Shares or American depositary shares at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, the Company will deliver to the holder of the restricted share unit the Ordinary Shares (which may be subject to additional restrictions) or American depositary shares, cash or a combination of the Ordinary Shares and cash or the American depositary shares and cash.

The number and kind of the Ordinary Shares or American depositary shares under the various limits set forth in the 2014 Equity Incentive Plan, the number of outstanding awards and the number and kind of shares subject to any outstanding award and the purchase price per share, if any, under any outstanding award will be equitably adjusted (including by payment of cash to a participant) by the compensation committee of the Company in the event of a capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the 2014 Equity Incentive Plan.

Awards granted under the 2014 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by the compensation committee.

The 2014 Equity Incentive Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of the Company’s then-outstanding shares entitled to vote in the election of the Board, the complete dissolution of the Company, consolidation, merger, or similar transaction involving the Company, the sale of all or substantially all of the assets of the Company or the consolidated assets of the Company and its subsidiaries, a substantial change in the composition of the Board or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, the compensation committee will determine how to treat each outstanding award. The compensation committee of the Company may:

•	shorten the period during which the awards may be settled;

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•	accelerate the vesting of the award or waive, in whole or in part, any performance conditions to such vesting;

•	arrange for the assumption or replacement of an award by a successor corporation;

•	adjust awards or their replacements so that such awards are in respect of the shares of stock, securities or other property (including cash) as may be issuable or payable as a result of such transaction; or

•	cancel the award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the award.

In the event of a change in control that results in a complete liquidation or dissolution of the Company, all outstanding awards will immediately terminate.

The Board may amend or terminate the 2014 Equity Incentive Plan at any time. If the Board amends the 2014 Equity Incentive Plan, it does not need to ask for the Company’s shareholders’ approval of the amendment unless required by applicable law.

The Share Consolidation will cause adjustments to the par value of Ordinary Shares to be received by the relevant grantee on the date of vesting of the relevant award of RSUs and the number of Ordinary Shares to be issued pursuant to the terms and conditions of the awards of unvested RSUs and under the terms and conditions of the Company’s Amended and Restated 2014 Equity Incentive Plan.

Standard Form of Share Option Plan for Subsidiaries

The following is a summary of the principal terms of a standard form of share option plan involving the grant of options over shares in subsidiaries of the Company which adopt such plan to eligible participants such as employees, directors and service providers of the Group (the “Subsidiary Plan”) that was approved by the shareholders at the annual general meeting of the Company held on May 30, 2006.

(a)	Purpose of the Subsidiary Plan

The purposes of the Subsidiary Plan are to attract, retain and motivate employees and directors of and other service providers to the Group, to provide a means of compensating them through the grant of stock options for their contributions to the growth and profits of the Group, and to allow such employees, directors and service providers to participate in such growth and profitability.

(b)	Who may join

The compensation committee of the board of directors of the relevant subsidiary (the “Subsidiary Committee”) may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Group whether located in China, the United States or elsewhere to take up options to subscribe for shares (“Subsidiary Shares”) in the relevant subsidiary(ies) which has or have adopted the Subsidiary Plan at a price calculated in accordance with sub-paragraph (e) below. The Subsidiary Committee may also grant stock options to a director who is not an employee of the Company or the relevant subsidiary (“Non-Employee Subsidiary Director”).

(c)	Stock Options

Stock options granted under the Subsidiary Plan (“Subsidiary Stock Options”) shall entitle a participant (“Subsidiary Participant”) of the Subsidiary Plan to purchase a specified number of Subsidiary Shares during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Subsidiary Stock Options may be granted under a Subsidiary Plan, an Incentive Stock Option, a Non-

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Qualified Stock Option or a Subsidiary Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 (the “Code”) and may only be granted to employees of the Company and its subsidiaries from time to time. A Non-Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Subsidiary Director Option is a Non-Qualified Stock Option granted to a Non-Employee Subsidiary Director.

The relevant subsidiary shall issue an award document to each Subsidiary Participant of the Subsidiary Plan who is granted a Subsidiary Stock Option. The award document shall set out the terms and provisions of the grant of a Subsidiary Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Subsidiary Committee or the Subsidiary Administrator (as defined below), as the case may be) by the Subsidiary Participant. The relevant subsidiary may allow a Subsidiary Participant to exercise his or her Subsidiary Stock Options prior to vesting, provided the Subsidiary Participant agrees to enter into a repurchase agreement in respect of the Subsidiary Stock Option with the relevant subsidiary. The Subsidiary Committee may also (i) accelerate the vesting of a Subsidiary Stock Option, (ii) set the date on which any Subsidiary Stock Option may first become exercisable, or (iii) extend the period during which a Subsidiary Stock Option remains exercisable, except that no Subsidiary Stock Options may be exercised after the tenth anniversary of the date of grant.

The Subsidiary Plan does not provide for any payment upon application or acceptance of an option.

(d)	Administration of the Subsidiary Plan

The Subsidiary Committee shall be responsible for the administration of the Subsidiary Plan. Its responsibilities include granting Subsidiary Stock Options to eligible individuals, determining the number of Subsidiary Shares subject to each Subsidiary Stock Option, and determining the terms and conditions of each Subsidiary Stock Option. The Subsidiary Committee is not obliged to grant Subsidiary Stock Options to Subsidiary Participants in uniform terms.

Accordingly, the terms and conditions which may be imposed may vary between Subsidiary Participants. Any determination by the Subsidiary Committee in relation to the carrying out and administering of the Subsidiary Plan in accordance with its terms shall be final and binding. No member of the Subsidiary Committee shall be liable for any action or determination made in good faith, and the members of the Subsidiary Committee shall be entitled to indemnification and reimbursement in the manner provided in the articles of association, by-laws or other equivalent constitutional document of the relevant subsidiary.

The Subsidiary Committee may delegate some or all of its authority under the Subsidiary Plan to an individual or individuals (each a “Subsidiary Administrator”) who may either be one or more of the members of the Subsidiary Committee or one or more of the officers of the Company or relevant subsidiaries. An individual’s status as a Subsidiary Administrator shall not affect his or her eligibility to participate in the Subsidiary Plan. The Subsidiary Committee shall not delegate its authority to grant Subsidiary Stock Options to executive officers of the Company or its subsidiaries.

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(e)	Exercise Price

The exercise price per Subsidiary Share purchasable under a Subsidiary Stock Option shall be fixed by the Subsidiary Committee at the time of grant or by a method specified by the Subsidiary Committee at the time of grant, but, subject always to and in accordance with applicable requirements of the Hong Kong Stock Exchange Listing Rules or permission of the Hong Kong Stock Exchange:

(i)	in the case of an Incentive Stock Option:

1)	granted to a Ten Percent Holder, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

2)	granted to any other Subsidiary Participant, the exercise price shall be no less than 100% of the Fair Market Value per Subsidiary Share on the date of grant; and

(ii)	in the case of any Subsidiary Stock Option:

1)	granted to a Ten Percent Holder who is a resident of the State of California, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

2)	granted to any other Subsidiary Participant who is a resident of the State of California, the exercise price shall be no less than 85% of the Fair Market Value per Subsidiary Share on the date of grant.

A Ten Percent Holder is any Participant who owns more than 10% of the total combined voting power of all classes of outstanding securities of the relevant subsidiary or any parent or subsidiary (as such terms are defined in and determined in accordance with the Code) of the relevant subsidiary.

Fair Market Value shall be determined as follows:

(i)	If the Subsidiary Shares are listed on any established stock exchange or a national market system, including without limitation the NYSE, The Nasdaq Global Market or The Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such Subsidiary Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)	If the Subsidiary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Subsidiary Shares on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)	In the absence of an established market for the Subsidiary Shares, the Fair Market Value thereof shall be determined in good faith by the Subsidiary Committee in accordance with any applicable law, rule or regulation.

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(f)	Limit of the Subsidiary Plan

The number of Subsidiary Shares that may be issued under the Subsidiary Plan and all other schemes of the relevant subsidiary involving the grant by such subsidiary of options over or other similar rights to acquire new shares or other new securities of such subsidiary (“Other Schemes”) shall not exceed ten percent of the issued and outstanding Subsidiary Shares of such subsidiary on the date of approval of the Subsidiary Plan by the board of directors of the relevant subsidiary (the “Subsidiary Board”).

The number of Subsidiary Shares which may be issued pursuant to any outstanding Subsidiary Stock Options granted and yet to be exercised under the Subsidiary Plan and all Other Schemes of the relevant subsidiary must not exceed in aggregate 30 percent of the issued and outstanding Subsidiary Shares of the relevant subsidiary in issuance from time to time.

(g)	Individual Limit

The total number of Subsidiary Shares underlying Subsidiary Stock Options or other options granted by the relevant subsidiary to a Subsidiary Participant (including both exercised and outstanding Subsidiary Stock Options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1 percent in the case of an independent non-executive Director of the Company) of the then issued and outstanding Subsidiary Shares unless otherwise allowed under the Hong Kong Stock Exchange Listing Rules.

(h)	Exercise of Option

A Subsidiary Stock Option shall vest, and be exercised, in accordance with the terms of the Subsidiary Plan, the relevant award document and any rules and procedures established by the Subsidiary Committee for this purpose. However, the term of each Subsidiary Stock Option shall not exceed ten years from the date of grant, provided that any Incentive Stock Option granted to a Ten Percent Holder shall not by its terms be exercisable after the expiration of five (5) years from the date of grant.

(i)	Director Options

Each Non-Employee Subsidiary Director may be granted Subsidiary Stock Options to purchase Subsidiary Shares on the terms set out in the relevant award document.

The directors shall exercise all authority and responsibility with respect to Subsidiary Stock Options granted to directors subject to the requirements of the Hong Kong Stock Exchange Listing Rules.

All Non-Employee Subsidiary Directors’ Subsidiary Stock Options shall only vest provided that the director has remained in service as a director through such vesting date. The unvested portion of a Subsidiary Stock Option granted to a director shall be forfeited in full if the director’s service with the Company or the relevant subsidiary ends for any reason prior to the applicable vesting date.

Following termination of a Non-Employee Subsidiary Director’s service on the Subsidiary Board, such Non-Employee Subsidiary Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Subsidiary Stock Options which have vested as of the date of such termination within 120 days following such termination.

(j)	Termination or Lapse of Option

A Subsidiary Stock Option shall terminate or lapse automatically upon:

(i)	the expiry of ten years from the date of grant;

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(ii)	the termination of a Subsidiary Participant’s employment or service with the relevant subsidiary for a reason set out in sub-paragraph (l) below;

(iii)	the liquidation or dissolution of the relevant subsidiary, in which case all Subsidiary Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person save as to any contrary directions of the Subsidiary Committee with the prior approval of the Board of Directors of the Company;

(iv)	the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Subsidiary Participant is employed by such subsidiary, division or operating unit); and

(v)	termination of the service relationship with a service provider (where the Subsidiary Participant is a service provider of the relevant subsidiary).

(k)	Rights are Personal to Subsidiary Participant

A Subsidiary Stock Option is personal to the Subsidiary Participant and shall be exercisable by such Subsidiary Participant or his Permitted Transferee (as defined below) only. A Subsidiary Option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Subsidiary Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Subsidiary Stock Option for no consideration to a Subsidiary Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Subsidiary Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Subsidiary Participant.

(l)	Termination of Employment or Service

If a Subsidiary Participant’s employment or service with the relevant member(s) of the Group is terminated for the following reasons:

(i)	the failure or refusal of the Subsidiary Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the relevant member(s) of the Group;

(ii)	any material violation by the Subsidiary Participant of any law or regulation applicable to any business of any relevant member(s) of the Group, or the Subsidiary Participant’s conviction of, or a plea of nolo contendere to, a felony, or any perpetration by the Subsidiary Participant of a common law fraud against any relevant member(s) of the Group; or

(iii)	any other misconduct by the Subsidiary Participant that is materially injurious to the financial condition, business or reputation of the Group, then all Subsidiary Stock Options granted to the Subsidiary Participant, whether or not then vested, shall immediately lapse.

The Subsidiary Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Subsidiary Participant’s termination of employment for purposes of providing such Subsidiary Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.

95	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

(m)	Change in Control of the Subsidiary

The Subsidiary Committee must seek the prior approval of the Board of Directors of the Company and may, subject to such prior approval by the Board of Directors of the Company, specify at or after the date of grant of a Subsidiary Stock Option the effect that a Change in Control (as defined in the Subsidiary Plan) will have on such Subsidiary Stock Option. The Subsidiary Committee may also, subject to such prior approval by the Board of Directors of the Company, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Subsidiary Stock Options to a date prior to the Change in Control, if the Subsidiary Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their share options in connection with such Change in Control.

(n)	Change in the Capital Structure of the Subsidiary

In the event of an alteration in the capital structure of the relevant subsidiary (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Subsidiary Shares, or rights issue to purchase Subsidiary Shares at a price substantially below market value), the Subsidiary Committee may equitably adjust the number and kind of Subsidiary Shares authorised for issuance in order to preserve, the benefits or potential benefits intended to be made available under the Subsidiary Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Subsidiary Stock Options and the number and kind of shares subject to any outstanding Subsidiary Stock Option and the purchase price per share under any outstanding Subsidiary Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Subsidiary Participants.

(o)	Period of the Subsidiary Plan

The form of the Subsidiary Plan shall be approved by the shareholders of the Company and of the relevant subsidiary respectively, and shall become effective upon its approval by the Subsidiary Board in accordance with the terms thereof. Each Subsidiary Plan shall remain in force for a period of ten years commencing on the date of Subsidiary Board approval of the relevant Subsidiary Plan.

(p)	Amendments and Termination

The Subsidiary Plan may be changed, altered, amended in whole or in part, suspended and terminated by the Subsidiary Board, subject to such prior approval by the Board of Directors of the Company, at any time provided alterations or amendments of a material nature or any change to the terms of the Subsidiary Stock Options granted, or any change to the authority of the Subsidiary Board or the Subsidiary Committee in relation to any alteration to the terms of the Subsidiary Plan, must be approved by the shareholders of the Company, unless such change, alteration or amendment takes effect automatically under the terms of the Subsidiary Plan. For the avoidance of doubt, any change, alteration or amendment pursuant to the exercise of any authority granted under a Subsidiary Plan shall be deemed to take effect automatically under the terms of the relevant Subsidiary Plan. Any change, alteration or amendment must be in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules or permitted by the Hong Kong Stock Exchange.

The Subsidiary Board may, subject to prior approval by the Board of Directors of the Company, at any time and from time to time make such changes, alterations or amendments to the Subsidiary Plan as may be necessary or desirable, including (without limitation) changes, alterations or amendments:

(i)	relating to local legal, regulatory and/or taxation requirements and/or implications applicable to the relevant subsidiary and/or Eligible Participants; and/or

SMIC 2016 Annual Report	96

(ii)	for the purposes of clarification, improvement or facilitation of the interpretation, and/or application of the terms of the Subsidiary Plan and/or for the purposes of improving or facilitating the administration of the Subsidiary Plan, and other changes, alterations or amendments of a similar nature.

If the Subsidiary Plan is terminated early by the Subsidiary Board, subject to prior approval by the Board of Directors of the Company, no further Subsidiary Stock Options may be offered but unless otherwise stated in the Subsidiary Plan. Subsidiary Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the Subsidiary Plan.

(q)	Voting and Dividend Rights

No voting rights shall be exercisable and no dividends shall be payable in relation to Subsidiary Stock Options that have not been exercised.

(r)	Cancellation of Subsidiary Stock Options

If the relevant subsidiary is or becomes a public company (within the meaning of the Hong Kong Code on Takeovers and Mergers), then in the case of a Change in Control of the relevant subsidiary, Subsidiary Stock Options granted but not exercised may not be cancelled unless an offer or proposal in respect of the Subsidiary Stock Options has, where applicable, been made pursuant to Rule 13 of The Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures Commission has consented to such cancellation.

(s)	Ranking of Subsidiary Shares

The Subsidiary Shares to be allotted upon the exercise of a Subsidiary Stock Option will be subject to the then effective articles of association (or equivalent constitutional document) of the relevant subsidiary and will rank pari passu with the Subsidiary Shares in issue on the date of such allotment.

The Subsidiary Plans will be administered by the relevant Subsidiary Committees and no other trustee is expected to be appointed in respect of any Subsidiary Plan.

SJ Semiconductor Corporation, which is a majority-owned subsidiary of the Company, adopted the Subsidiary Plan.

97	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

Outstanding Share Options

Details of the movements in the Company’s share options during the year ended December 31, 2016 are as follows:

2004 Stock Option Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 12/31/15	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/06/16	Share Consolidation	Options Outstanding as of 12/06/16 Post- Consolidation	Options Lapsed During Period	Options Exercised During Period	Options Outstanding as of 12/31/16	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)													(USD)	(USD)
Employees	2/20/2006	2/20/2006–2/19/2016	62,756,470	$1.50	16,130,646	—	16,130,646	—	—	—	—	—	—	—	—	—	$—	$1.50
Employees	5/12/2006	5/12/2006–5/11/2016	22,216,090	$1.50	1,565,000	—	1,565,000	—	—	—	—	—	—	—	—	—	$—	$1.50
Employees	9/29/2006	9/29/2006–9/28/2016	40,394,000	$1.30	10,036,000	—	10,036,000	—	—	—	—	—	—	—	—	—	$—	$1.30
Lip-Bu Tan	9/29/2006	9/29/2006–9/28/2016	500,000	$1.30	500,000	—	500,000	—	—	—	—	—	—	—	—	—	$—	$1.30
Others	11/10/2006	11/10/2006–11/09/2016	2,450,000	$1.30	150,000	—	—	—	150,000	—	—	—	—	—	—	—	$1.41	$1.30
Employees	11/10/2006	11/10/2006–11/09/2016	33,271,000	$1.10	6,085,000	—	1,019,000	—	5,066,000	—	—	—	—	—	—	—	$1.34	$1.10
Employees	5/16/2007	5/16/2007–5/15/2017	122,828,000	$1.48	31,477,000	—	1,579,000	—	—	—	29,898,000	26,908,200	2,989,800	—	40,000	2,949,800	$1.56	$1.48
Others	5/16/2007	5/16/2007–5/15/2017	5,421,000	$1.48	300,000	—	—	—	—	—	300,000	270,000	30,000	—	—	30,000	$—	$1.48
Employees	12/28/2007	12/28/2007–12/27/2017	89,839,000	$1.00	11,742,000	—	1,318,000	—	2,231,000	—	8,193,000	7,373,700	819,300	—	49,800	769,500	$1.23	$1.00
Employees	2/12/2008	2/12/2008–2/11/2018	126,941,000	$0.83	21,365,800	—	1,943,000	—	6,163,000	—	13,259,800	11,933,820	1,325,980	—	32,400	1,293,580	$1.23	$0.83
Others	2/12/2008	2/12/2008–2/11/2018	600,000	$0.83	300,000	—	—	—	—	—	300,000	270,000	30,000	—	—	30,000	$—	$0.83
Employees	11/18/2008	11/18/2008–11/17/2018	117,224,090	$0.23	12,088,830	—	—	—	2,684,600	—	9,404,230	8,463,807	940,423	—	37,800	902,623	$1.21	$0.23
Employees	2/17/2009	2/17/2009–2/16/2019	131,943,000	$0.35	16,681,000	—	—	—	4,930,000	—	11,751,000	10,575,900	1,175,100	—	32,000	1,143,100	$1.15	$0.35
Lip-Bu Tan	2/17/2009	2/17/2009–2/16/2019	1,000,000	$0.35	1,000,000	—	—	—	—	—	1,000,000	900,000	100,000	—	—	100,000	$—	$0.35
Others	2/17/2009	2/17/2009–2/16/2019	400,000	$0.35	50,000	—	—	—	—	—	50,000	45,000	5,000	—	—	5,000	$—	$0.35
Employees	5/11/2009	5/11/2009–5/10/2019	24,102,002	$0.43	2,962,000	—	—	—	24,000	—	2,938,000	2,644,200	293,800	—	—	293,800	$1.08	$0.43
Lip Bu Tan	2/23/2010	2/23/2010-2/22/2020	3,134,877	$0.99	3,134,877	—	—	—	—	—	3,134,877	2,821,390	313,487	—	—	313,487	$—	$0.99
Employees	2/23/2010	2/23/2010-2/22/2020	337,089,466	$0.99	113,358,626	—	3,508,124	—	16,382,526	—	93,467,976	84,121,562	9,346,414	576	281,997	9,063,841	$1.27	$0.99
Yonggang Gao	5/24/2010	5/24/2010-5/23/2020	3,145,319	$0.82	3,145,319	—	—	—	—	—	3,145,319	2,830,788	314,531	—	—	314,531	$—	$0.82
Shanzhi Chen	5/24/2010	5/24/2010-5/23/2020	3,145,319	$0.82	3,145,319	—	—	—	—	—	3,145,319	2,830,788	314,531	—	—	314,531	$—	$0.82
Employees	5/24/2010	5/24/2010-5/23/2020	18,251,614	$0.82	1,730,000	—	32,000	—	157,000	—	1,541,000	1,386,900	154,100	—	—	154,100	$1.38	$0.82
Employees	9/8/2010	9/8/2010-9/7/2020	46,217,577	$0.67	7,194,359	—	4,667	—	3,289,382	—	3,900,310	3,510,279	390,031	—	3,000	387,031	$1.25	$0.67
Employees	11/12/2010	11/12/2010-11/11/2020	39,724,569	$0.83	16,458,176	—	66,000	—	4,389,001	—	12,003,175	10,802,860	1,200,315	—	184,800	1,015,515	$1.28	$0.83
Employees	5/31/2011	5/31/2011-5/30/2021	148,313,801	$0.85	64,098,389	—	1,355,420	—	11,141,524	—	51,601,445	46,441,311	5,160,134	—	198,300	4,961,834	$1.23	$0.85
WEN YI ZHANG	9/8/2011	9/8/2011-9/7/2021	21,746,883	$0.58	6,746,883	—	—	—	200,000	—	6,546,883	5,892,195	654,688	—	30,000	624,688	$1.42	$0.58
Tzu Yin Chiu	9/8/2011	9/8/2011-9/7/2021	86,987,535	$0.58	86,987,535	—	—	—	18,000,000	—	68,987,535	62,088,782	6,898,753	—	—	6,898,753	$1.35	$0.58
Employees	9/8/2011	9/8/2011-9/7/2021	42,809,083	$0.58	10,235,228	—	33,100	—	4,301,017	—	5,901,111	5,311,011	590,100	—	7,900	582,200	$1.34	$0.58
Employees	11/17/2011	11/17/2011-11/16/2021	16,143,147	$0.51	5,239,019	—	258,000	—	1,437,928	—	3,543,091	3,188,785	354,306	—	2,479	351,827	$1.20	$0.51
Employees	5/22/2012	5/22/2012-5/21/2022	252,572,706	$0.45	133,016,485	—	360,170	—	32,194,175	—	100,462,140	90,416,025	10,046,115	—	452,769	9,593,346	$1.14	$0.45
Senior Management	5/22/2012	5/22/2012-5/21/2022	5,480,000	$0.45	4,830,000	—	—	—	3,870,000	—	960,000	864,000	96,000	—	—	96,000	$1.14	$0.45
Employees	9/12/2012	9/12/2012-9/11/2022	12,071,250	$0.37	3,764,867	—	81,834	—	1,638,458	—	2,044,575	1,840,119	204,456	—	7,425	197,031	$1.19	$0.37
Senior Management	9/12/2012	9/12/2012-9/11/2022	3,500,000	$0.37	3,500,000	—	—	—	—	—	3,500,000	3,150,000	350,000	—	—	350,000	$—	$0.37
Employees	11/15/2012	11/15/2012-11/14/2022	18,461,000	$0.47	6,782,044	—	430,917	—	2,150,293	—	4,200,834	3,780,753	420,081	—	52,866	367,215	$1.24	$0.47
Employees	5/7/2013	5/7/2013-5/6/2023	24,367,201	$0.76	15,411,850	—	1,164,474	—	5,029,578	—	9,217,798	8,296,028	921,770	50	15,983	905,737	$1.26	$0.76
Employees	6/11/2013	6/11/2013-6/10/2023	102,810,000	$0.82	75,604,237	—	1,936,626	—	16,045,506	—	57,622,105	51,522,733	6,099,372	—	191,540	5,907,832	$1.23	$0.82
Senior Management	6/11/2013	6/11/2013-6/10/2023	74,755,756	$0.82	67,195,100	—	1,907,644	—	42,108,531	—	23,178,925	21,198,294	1,980,631	—	23,437	1,957,194	$1.22	$0.82
Yonggang Gao	6/17/2013	6/17/2013-6/16/2023	13,608,249	$0.80	13,608,249	—	—	—	—	—	13,608,249	12,247,425	1,360,824	—	—	1,360,824	$—	$0.80
Sean Maloney	6/17/2013	6/17/2013-6/16/2023	4,490,377	$0.80	4,490,377	—	1,122,595	—	—	—	3,367,782	3,031,004	336,778	—	—	336,778	$—	$0.80
WILLIAM TUDOR BROWN	9/6/2013	9/6/2013-9/5/2023	4,492,297	$0.72	4,492,297	—	—	—	—	—	4,492,297	4,043,068	449,229	—	—	449,229	$—	$0.72
Employees	9/6/2013	9/6/2013-9/5/2023	22,179,070	$0.72	11,441,163	—	215,583	—	2,540,250	—	8,685,330	7,816,803	868,527	—	118,512	750,015	$1.26	$0.72
Employees	11/4/2013	11/4/2013-11/3/2023	19,500,000	$0.74	12,809,958	—	1,952,294	—	3,306,581	—	7,551,083	6,795,979	755,104	62	33,904	721,138	$1.15	$0.74
					810,853,633	—	48,520,094	—	189,430,350	—	572,903,189	515,613,509	57,289,680	688	1,796,912	55,492,080

SMIC 2016 Annual Report	98

Options to purchase Ordinary Shares issued to new employees and then-existing employees generally vest at a rate pursuant to which 25% of the shares shall vest on the first anniversary of the vesting commencement date, an additional 1/36 of the remaining shares shall vest monthly thereafter over 3 years of the vesting commencement date, respectively.

2004 Equity Incentive Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of RSUs Granted	Exercise Price Per Share	RSUs Outstanding as of 12/31/15	Additional RSUs Granted During Period	RSUs Lapsed During Period	RSUs Lapsed Due to Repurchase of Ordinary Shares During Period*	RSUs Exercised During Period	RSUs Cancelled During Period	RSUs Outstanding as of 12/06/16	Share Consolidation	RSUs Outstanding as of 12/06/16 Post- Consolidation	RSUs Lapsed During Period	RSUs Exercised During Period	RSUs Outstanding as of 12/31/16	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Vested	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Granted
				(USD)													(USD)	(USD)
Employees	5/22/2012	5/22/2012-	60,750,000	$0.00	12,825,000	—	202,500	—	12,622,500	—	—	—	—	—	—	—	$0.83	$0.45
		5/21/2022
Senior	5/22/2012	5/22/2012-	1,920,000	$0.00	405,000	—	—	—	405,000	—	—	—	—	—	—	—	$0.83	$0.45
Management		5/21/2022
Senior	9/12/2012	9/12/2012-	2,500,000	$0.00	625,000	—	—	—	625,000	—	—	—	—	—	—	—	$0.80	$0.37
Management		9/11/2022
Employees	6/11/2013	6/11/2013-	133,510,000	$0.00	58,495,000	—	1,422,500	—	29,085,000	—	27,987,500	25,188,750	2,798,750	2,500	—	2,796,250	$0.83	$0.82
		6/10/2023
Senior	6/11/2013	6/11/2013-	17,826,161	$0.00	7,737,354	—	666,312	—	3,868,676	—	3,202,366	2,882,131	320,235	—	—	320,235	$0.83	$0.82
Management		6/10/2023
					80,087,354	—	2,291,312	—	46,606,176	—	31,189,866	28,070,881	3,118,985	2,500	—	3,116,485

Awards of the RSUs issued to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date, respectively.

99	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

2014 Stock Option Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 12/31/15	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/06/16	Share Consolidation	Options Outstanding as of 12/06/16 Post- consolidation	Options Lapsed During Period	Options Exercised During Period	Options Outstanding as of 12/31/16	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)													(USD)	(USD)
Yonggang Gao	6/12/2014	6/12/2014- 6/11/2024	2,886,486	$0.83	2,886,486	—	—	—	—	—	2,886,486	2,597,838	288,648	—	—	288,648	$—	$0.83
Employees	6/12/2014	6/12/2014- 6/11/2024	26,584,250	$0.83	21,360,126	—	946,709	—	7,369,878	—	13,043,539	11,739,190	1,304,349	—	35,000	1,269,349	$1.23	$0.83
Carmen I-Hua Chang	11/17/2014	11/17/2014- 11/16/2024	4,887,303	$1.10	4,887,303	—	—	—	—	—	4,887,303	4,398,573	488,730	—	—	488,730	$—	$1.10
Senior Management	11/17/2014	11/17/2014- 11/16/2024	11,758,249	$1.10	11,758,249	—	—	—	5,930,453	—	5,827,796	5,245,018	582,778	—	—	582,778	$1.33	$1.10
Employees	11/17/2014	11/17/2014- 11/16/2024	107,881,763	$1.10	95,444,724	—	7,396,964	—	9,074,713	—	78,973,047	71,075,800	7,897,247	5,949	129,903	7,761,395	$1.31	$1.10
Employees	2/24/2015	2/24/2015- 2/23/2025	12,293,017	$0.91	12,133,017	—	330,000	—	627,500	—	11,175,517	10,057,967	1,117,550	—	30,000	1,087,550	$1.31	$0.91
Employees	5/20/2015	5/20/2015- 5/19/2025	12,235,000	$1.07	11,595,000	—	561,458	—	831,876	—	10,201,666	9,181,501	1,020,165	—	89,543	930,622	$1.35	$1.07
Zi Xue Zhou	5/20/2015	5/20/2015- 5/19/2025	25,211,633	$1.07	25,211,633	—	—	—	—	—	25,211,633	22,690,470	2,521,163	—	—	2,521,163	$—	$1.07
Employees	9/11/2015	9/11/2015- 9/10/2025	1,120,000	$0.90	1,120,000	—	—	—	396,000	—	724,000	651,600	72,400	—	—	72,400	$1.44	$0.90
Kai Ren	9/11/2015	9/11/2015- 9/10/2025	5,705,608	$0.90	5,705,608	—	5,705,608	—	—	—	—	—	—	—	—	—	$—	$0.90
Employees	5/25/2016	5/25/2016- 5/24/2026	5,146,000	$0.83	—	5,146,000	770,000	—	116,000	—	4,260,000	3,834,000	426,000	—	—	426,000	$1.44	$0.83
Lip Bu Tan	5/25/2016	5/25/2016- 5/24/2026	1,145,833	$0.83	—	1,145,833	—	—	—	—	1,145,833	1,031,250	114,583	—	—	114,583	$—	$0.83
Shanzhi Chen	5/25/2016	5/25/2016- 5/24/2026	989,583	$0.83	—	989,583	—	—	—	—	989,583	890,625	98,958	—	—	98,958	$—	$0.83
Tzu Yin Chiu	5/25/2016	5/25/2016- 5/24/2026	7,031,061	$0.83	—	7,031,061	—	—	—	—	7,031,061	6,327,955	703,106	—	—	703,106	$—	$0.83
Senior Management	5/25/2016	5/25/2016- 5/24/2026	280,000	$0.83	—	280,000	—	—	—	—	280,000	252,000	28,000	—	—	28,000	$—	$0.83
Lip Bu Tan	9/12/2016	9/12/2016- 9/11/2026	8,561	$1.12	—	8,561	—	—	—	—	8,561	7,705	856	—	—	856	$—	$1.12
Shanzhi Chen	9/12/2016	9/12/2016- 9/11/2026	11,986	$1.12	—	11,986	—	—	—	—	11,986	10,788	1,198	—	—	1,198	$—	$1.12
Tzu Yin Chiu	9/12/2016	9/12/2016- 9/11/2026	1,502,528	$1.12	—	1,502,528	—	—	—	—	1,502,528	1,352,276	150,252	—	—	150,252	$—	$1.12
Senior Management	9/12/2016	9/12/2016- 9/11/2026	4,574,317	$1.12	—	4,574,317	—	—	—	—	4,574,317	4,116,886	457,431	—	—	457,431	$—	$1.12
Employees	11/18/2016	11/18/2016- 11/17/2026	76,650	$1.39	—	76,650	—	—	—	—	76,650	68,985	7,665	—	—	7,665	$—	$1.39
					192,102,146	20,766,519	15,710,739	—	24,346,420	—	172,811,506	155,530,427	17,281,079	5,949	284,446	16,990,684

Options to purchase Ordinary Shares issued to new employees and then-existing employees generally vest at a rate pursuant to which 25% of the shares shall vest on the first anniversary of the vesting commencement date, an additional 1/36 of the remaining shares shall vest monthly thereafter over 3 years of the vesting commencement date, respectively.

SMIC 2016 Annual Report	100

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of RSUs Granted	Exercise Price Per Share	RSUs Outstanding as of 12/31/15	Additional RSUs Granted During Period	RSUs Lapsed During Period	RSUs Lapsed Due to Repurchase of Ordinary Shares During Period*	RSUs Exercised During Period	RSUs Cancelled During Period	RSUs Outstanding as of 12/06/16	Share Consolidation	RSUs Outstanding as of 12/06/16 Post- Consolidation	RSUs Lapsed During Period	RSUs Exercised During Period	RSUs Outstanding as of 12/31/16	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Vested	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Granted
				(USD)													(USD)	(USD)
Yonggang Gao	11/17/2014	2014/11/17- 2024/11/16	2,910,836	$0.00	2,310,472	—	—	—	1,455,418	—	855,054	769,549	85,505	—	—	85,505	$0.80	$1.10
Senior Management	11/17/2014	2014/11/17- 2024/11/16	2,476,456	$0.00	2,418,456	—	—	—	1,180,228	—	1,238,228	1,114,406	123,822	—	—	123,822	$1.37	$1.10
Employees	11/17/2014	2014/11/17- 2024/11/16	109,339,600	$0.00	76,938,410	—	2,499,800	—	25,448,190	—	48,990,420	44,091,383	4,899,037	4,200	—	4,894,837	$0.83	$1.10
Employees	5/20/2015	5/20/2015- 5/19/2025	134,008,000	$0.00	129,913,000	—	4,497,000	—	32,178,250	—	93,237,750	83,913,975	9,323,775	7,725	—	9,316,050	$0.83	$1.07
Zi Xue Zhou	5/20/2015	5/20/2015- 5/19/2025	10,804,985	$0.00	10,804,985	—	—	—	—	—	10,804,985	9,724,487	1,080,498	—	—	1,080,498	$0.89	$1.07
Employees	9/11/2015	9/11/2015- 9/10/2025	1,640,000	$0.00	1,640,000	—	300,000	—	410,000	—	930,000	837,000	93,000	—	—	93,000	$0.81	$0.90
Employees	11/23/2015	11/23/2015- 11/22/2025	400,000	$0.00	400,000	—	—	—	100,000	—	300,000	270,000	30,000	—	—	30,000	$1.17	$0.90
Employees	5/25/2016	5/25/2016- 5/24/2026	68,070,000	$0.00	—	68,070,000	1,516,000	—	200,000	—	66,354,000	59,718,600	6,635,400	—	—	6,635,400	$1.35	$0.83
Lip-Bu Tan	5/25/2016	5/25/2016- 5/24/2026	1,145,833	$0.00	—	1,145,833	—	—	1,145,833	—	—	—	—	—	—	—	$0.84	$0.83
Tzu Yin Chiu	5/25/2016	5/25/2016- 5/24/2026	7,031,061	$0.00	—	7,031,061	—	—	7,031,061	—	—	—	—	—	—	—	$0.84	$0.83
Shanzhi Chen	5/25/2016	5/25/2016- 5/24/2026	989,583	$0.00	—	989,583	—	—	—	—	989,583	890,625	98,958	—	—	98,958	$0.84	$0.83
Senior Management	5/25/2016	5/25/2016- 5/24/2026	220,000	$0.00	—	220,000	—	—	—	—	220,000	198,000	22,000	—	—	22,000	$—	$0.83
Lip-Bu Tan	9/12/2016	9/12/2016- 9/11/2026	8,561	$0.00	—	8,561	—	—	—	—	8,561	7,705	856	—	—	856	$1.13	$1.12
Tzu Yin Chiu	9/12/2016	9/12/2016- 9/11/2026	1,502,528	$0.00	—	1,502,528	—	—	—	—	1,502,528	1,352,276	150,252	—	—	150,252	$1.13	$1.12
Shanzhi Chen	9/12/2016	9/12/2016- 9/11/2026	11,986	$0.00	—	11,986	—	—	—	—	11,986	10,788	1,198	—	—	1,198	$1.13	$1.12
Employees	9/12/2016	9/12/2016- 9/11/2026	1,560,000	$0.00	—	1,560,000	—	—	—	—	1,560,000	1,404,000	156,000	—	—	156,000	$—	$1.12
Senior Management	9/12/2016	9/12/2016- 9/11/2026	4,574,317	$0.00	—	4,574,317	—	—	—	—	4,574,317	4,116,886	457,431	—	—	457,431	$—	$1.12
Employees	11/18/2016	11/18/2016- 11/17/2026	2,268,600	$0.00	—	2,268,600	—	—	—	—	2,268,600	2,041,740	226,860	—	—	226,860	$—	$1.39
					224,425,323	87,382,469	8,812,800	—	69,148,980	—	233,846,012	210,461,420	23,384,592	11,925	—	23,372,667

101	SMIC 2016 Annual Report

REPORT OF THE DIRECTORS

Awards of the RSUs issued to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date, respectively.

Share Option Plan for Subsidiaries

Date Granted	No of Options of the Subsidiary Granted	Exercise Price per Share	Options of the Subsidiary Outstanding as of 12/31/15	Additional Options Granted During Period	Options of the Subsidiary Exercised During Period	Options of the Subsidiary Lapsed	Options of the Subsidiary Outstanding as of 12/31/16
		(USD)
1/4/2015	4,560,000	$0.05	3,830,000	—	—	100,000	3,730,000
5/4/2015	1,380,000	$0.06	1,330,000	—	—	—	1,330,000
9/15/2015	2,390,000	$0.08	1,840,000	—	—	—	1,840,000
12/27/2016	7,698,750	$0.31	—	7,698,750	—	—	7,698,750
Total	16,028,750		7,000,000	7,698,750	—	100,000	14,598,750

Options to purchase ordinary shares of subsidiaries issued to new employees and then-existing employees of subsidiaries generally vest at a rate pursuant to which 25% of the shares shall vest on the first anniversary of the vesting commencement date, an additional 1/36 of the remaining shares shall vest monthly thereafter over 3 years of the vesting commencement date, respectively.

SMIC 2016 Annual Report	102

CORPORATE GOVERNANCE REPORT

The Company is committed to remaining an exemplary corporate citizen and maintaining a high level of corporate governance in order to protect the interests of its shareholders.

Corporate Governance Practices

The HKSE’s Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Hong Kong Stock Exchange Listing Rules contains code provisions (the “Code Provisions”) to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations and recommends best practices which an issuer is encouraged to implement (the “Recommended Practices”). The Company has adopted a set of Corporate Governance Policy (the “CG Policy”) since January 25, 2005 as its own code of corporate governance, which was amended from time to time to comply with the CG Code. The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Investor Relations > Corporate Governance > Policy and Procedures”, incorporates all of the Code Provisions of the CG Code except for Code Provision E.1.3, which relates to the notice period of general meetings of the Company, and many of the Recommended Practices. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

During the year ended December 31, 2016, the Company was in compliance with all the Code Provisions set out in the CG Code except as explained below:

Rule 3.10A of the Hong Kong Stock Exchange Listing Rules provides that an issuer must appoint independent non-executive directors representing at least one-third of the board. Following the resignation of Mr. Sean Maloney as an independent non-executive director on November 7, 2016, the number of independent non-executive directors of the Board fell below the required minimum of at least one-third of the Board. On December 20, 2016, following the appointment of Dr. Shang-yi Chiang as an independent non-executive director, the number of independent non-executive director of the Board was restored to at least one-third of the Board as required under Rule 3.10A.

Save as the aforesaid and in the opinion of the Directors, the Company had complied with all Code Provisions set out in the CG Code during the year ended December 31, 2016.

Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Stock Exchange Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all Directors have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2016. The senior management of the Company as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

103	SMIC 2016 Annual Report

CORPORATE GOVERNANCE REPORT

The Board

The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board, acting by itself and through the various committees of the Board, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of thirteen Directors as of the date of this annual report. Directors may be elected to hold office until the expiration of their respective term upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re-election at each annual general meeting of the Company. Each class of Directors (including all non-executive Directors) will serve a term of three years.

The following table sets forth the names, classes and categories of the Directors as at the date of this annual report:

Name of Director	Category of Director	Class of Director	Year of Re-election
Zhou Zixue	Chairman, Executive Director	Class I	2017
Tzu-Yin Chiu	Chief Executive Officer, Executive Director	Class I	2017
Gao Yonggang	Chief Financial Officer & Executive Director	Class I	2017
William Tudor Brown	Independent Non-executive Director	Class I	2017
Tong Guohua[1]	Non-executive Director	Class I	2017
Chen Shanzhi	Non-executive Director	Class II	2018
Lip-Bu Tan	Independent Non-executive Director	Class II	2018
Carmen I-Hua Chang	Independent Non-executive Director	Class II	2018
Lu Jun	Non-executive Director	Class II	2018
Zhou Jie	Non-executive Director	Class III	2019
Ren Kai	Non-executive Director	Class III	2019
Shang-yi Chiang[2]	Independent Non-executive Director	Class III	2017
Jason Jingsheng Cong[3]	Independent Non-executive Director	Class III	2017

SMIC 2016 Annual Report	104

[1]	Dr. Tong Guohua, whose initial appointment as Director took effect from February 14, 2017, shall retire from office at the 2017 AGM pursuant to Article 126 of the Company’s Articles of Association. Dr. Tong Guohua will, being eligible, offer himself for re-election as a Class I Director at the 2017 AGM to hold office until the 2020 AGM.

[2]	Dr. Shang-yi Chiang, whose initial appointment as Director took effect from December 20, 2016, shall retire from office at the 2017 AGM pursuant to Article 126 of the Company’s Articles of Association. Dr. Shang-yi Chiang will, being eligible, offer himself for re-election as a Class III Director at the 2017 AGM to hold office until the 2019 AGM.

[3]	Dr. Jason Jingsheng Cong, whose initial appointment as Director took effect from February 14, 2017, shall retire from office at the 2017 AGM pursuant to Article 126 of the Company’s Articles of Association. Dr. Jason Jingsheng Cong will, being eligible, offer himself for re-election as a Class III Director at the 2017 AGM to hold office until the 2019 AGM.

The Company confirms that each independent non-executive Director (“INED”) has given an annual confirmation of his/her independence to the Company, and the Company considers each of them independent under Rule 3.13 of the Hong Kong Stock Exchange Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.

During the year ended December 31, 2016, the roles of the Chairman and the Chief Executive Officer are segregated and such roles are exercised by Dr. Zhou Zixue as the Chairman and Dr. Tzu-Yin Chiu as the Chief Executive Officer, respectively.

The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The Board meeting schedule for the year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for meetings and the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings are dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their comment and review prior to their approval of the minutes at the following or subsequent Board meeting. The minutes record the matters considered by the Board, the decisions reached, and any concerns raised or dissenting views expressed. Transactions in which Directors are considered to have a conflict of interest or material interests are dealt with by a physical board meeting rather than by written resolutions and the interested Directors are not counted in the quorum and abstain from voting on the relevant matters.

The Chairman of the Board holds meetings with the non-executive Directors (including INEDs) without the other executive Directors present at least once a year.

Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to exercise such Director’s duties.

105	SMIC 2016 Annual Report

CORPORATE GOVERNANCE REPORT

During the year ended December 31, 2016, the Board held a total of eight (8) meetings. The directors’ attendance at the Board meetings and general meetings is set out below:

Number of meetings attended/held
	Board Meetings	Annual General Meeting	Extraordinary General Meeting
Executive Director
Zhou Zixue (Chairman)	8/8	1/1	2/2
Tzu-Yin Chiu	8/8	1/1	1/2
Gao Yonggang	8/8	1/1	2/2
Non-executive Director
Chen Shanzhi	8/8	1/1	1/2
Zhou Jie	5/8	0/1	1/2
Ren Kai	7/8	0/1	1/2
Lu Jun	3/8	0/1	1/2
Tong Guohua (Appointed, effective from February 14, 2017)	—	—	—
Independent Non-executive Director
Lip-Bu Tan	7/8	1/1	2/2
William Tudor Brown	7/8	1/1	1/2
Sean Maloney (Resigned, effective from November 7, 2016)	1/6	0/1	0/1
Carmen I-Hua Chang	6/8	0/1	1/2
Shang-yi Chiang (Appointed, effective from December 20, 2016)	—	—	—
Jason Jingsheng Cong (Appointed, effective from February 14, 2017)	—	—	—

Directors’ Training and Professional Development

All Directors should keep abreast of the responsibilities as a director, and of the conduct and business activities of the Company. The Company is responsible for arranging and funding suitable training for its Directors. Each new Director is provided with training with respect to such Director’s responsibilities under the Hong Kong Stock Exchange Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices. From time to time, the Company updates the Directors on the latest changes and development of the Hong Kong Stock Exchange Listing Rules, the corporate governance practices and other law and regulations applicable to the Company, organizes in-house seminars on the latest development of regulatory requirements related to director’s duties and responsibilities, and arranges fab visit to provide directors a better understanding of the operation and latest technology and products developments of the Group. The Company Secretary maintains the training records of all Directors. In 2016, the Directors complied with Code Provision A.6.5 of the CG Code through participation in the above-mentioned continuous professional development and reading relevant materials and journals to develop and refresh their knowledge and skills.

SMIC 2016 Annual Report	106

Board Diversity Policy

The Board has adopted a Board Diversity Policy since August 8, 2013 to comply with a new Code Provision A.5.6 of the CG Code on board diversity which has become effective from September 1, 2013. The Nomination Committee of the Board will give consideration to that policy when identifying suitably qualified candidates to become members of the Board. Nonetheless, Board appointments will always be made on merit against objective criteria, taking into account factors based on the Company’s business model and specific needs from time to time, as well as the benefits of diversity on the Board, and the Board will review the Board Diversity Policy on a regular basis to ensure its effectiveness.

Procedure regarding the Appointment of Directors

The standard procedure regarding the appointment of Directors, which was adopted by the Board on September 22, 2005, sets forth the process by which individuals are appointed as members of the Board. Under the policy, the Board will consider, among other factors, (i) the skills, qualifications and experience of the nominee, including other directorships held in listed public companies in the last three years and other major appointments; (ii) the nominee’s shareholding in the Company; (iii) the independence of the nominee under United States and/or Hong Kong listing rules; and (iv) the impact with respect to the Company’s status as a “foreign private issuer” under the United States securities laws. The Board will then decide whether to appoint such nominee to fill a casual vacancy on the Board or to add the nominee to the existing Directors and to appoint such nominee into one of the three classes of Directors as stipulated in the Articles of Association of the Company.

Board Committees

The Board has established the following principal committees to assist it in exercising its obligations. These committees consist of a majority of independent non-executive Directors who have been invited to serve as members. The committees are governed by their respective charters setting out clear terms of reference. The updated terms of reference of the committees are available on the websites of the Company and the Hong Kong Stock Exchange.

107	SMIC 2016 Annual Report

CORPORATE GOVERNANCE REPORT

Compensation Committee

As of December 31, 2016, the members of the Company’s Compensation Committee (“Compensation Committee”) were Mr. Lip-Bu Tan (chairman of Compensation Committee), Mr. Zhou Jie and Mr. William Tudor Brown. None of these members has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of the Compensation Committee include, among other things:

•	approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

•	determining the compensation packages of executive Directors and making recommendations to the Board with respect to non-executive Director compensation, including equity-based compensation;

•	administering and periodically reviewing and making recommendations to the Board regarding the long-term incentive compensation or equity plans made available to the Directors, employees and consultants;

•	reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

•	ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal, and human resources responsibilities.

The Compensation Committee shall have the delegated authority to determine the remuneration packages of individual executive Directors and the Company’s executive officers/senior management, and make recommendations to the Board on the remuneration of non-executive Directors. During the year ended December 31, 2016, in addition to reviewing the remuneration of executive Directors and the members of the Company’s management, the Compensation Committee reviewed:

•	the remuneration policy for employees for the year 2016;

•	the profit-sharing and bonus policies and basis of calculation;

•	the long term compensation strategy, including the granting of stock options and Restricted Share Units pursuant to the terms of the Option Plans;

•	the attrition rate;

•	the proposed compensation packages of newly-appointed Directors during the year;

•	the proposed compensation change of directors;

•	matters arising from share consolidation.

The Compensation Committee reports its work, findings and recommendations to the Board during each quarterly Board meeting.

SMIC 2016 Annual Report	108

The Compensation Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The meeting schedule for a given year is planned in the preceding year. The Company Secretary assists the chairman of the Compensation Committee in preparing the agenda for meetings and assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meetings were dispatched to Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Compensation Committee meeting, minutes are circulated to the Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

During the year ended December 31, 2016, the Compensation Committee held a total of four (4) meetings. Details of Directors’ attendance at the Compensation Committee meetings are set forth below:

Compensation Committee	Attendance	Note
Independent Non-executive Director
Lip-BuTan (Chairman)	4/4	—
Sean Maloney (Resigned, effective from November 7, 2016)	1/3	1
William Tudor Brown (Appointed, effective from November 7, 2016)	1/1	2
Non-executive Director
Zhou Jie	4/4	—

Notes:

(1)	During the year ended December 31, 2016, there were three meetings of the Compensation Committee held before the cessation of Mr. Sean Maloney as a member of the Compensation Committee on November 7, 2016. Two of these three meetings was attended by proxy.

(2)	During the year ended December 31, 2016, there were one meetings of the Compensation Committee held after the appointment of Mr. William Tudor Brown as a member of the Compensation Committee on November 7, 2016.

Nomination Committee

As of December 31, 2016, the members of the Company’s Nomination Committee (“Nomination Committee”) were Dr. Zhou Zixue (Chairman of Nomination Committee), Mr. Lu Jun, Mr. William Tudor Brown, Mr. Lip-Bu Tan and Ms. Carmen I-Hua Chang.

109	SMIC 2016 Annual Report

CORPORATE GOVERNANCE REPORT

The responsibilities of the Nomination Committee include, among other things:

•	reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

•	monitor the implementation of Board Diversity Policy (including any measurable objectives and the progress in achieving those objectives), and ensure that appropriate disclosures are made regarding board diversity in the Corporate Governance Report set out in the Company’s annual report;

•	identifying individuals suitably qualified to become Board members and making recommendations to the Board on the selection of individuals nominated for directorships;

•	assessing the independence of independent non-executive directors; and

•	making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman of the Board and the Chief Executive Officer.

The Nomination Committee meets at least once a year and on such other occasions as may be required to discuss and vote upon significant issues relating to Board composition. The Company Secretary assists the chairman of the Nomination Committee in preparing the agenda for meetings and assists the Committee in complying with the relevant rules and regulations. The relevant papers for the Nomination Committee meetings were dispatched to Committee members in accordance with the CG Code. Members of the Nomination Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Nomination Committee meeting, minutes are circulated to the Nomination Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Committee meeting. During the year ended December 31, 2016, the Nomination Committee:

•	reviewed the structure, size and composition (including the skills, knowledge and experience) of the Board;

•	set criteria and reviewed potential nominees for directorships;

•	evaluated the independence of the INED; and

•	reviewed the re-election of Directors.

SMIC 2016 Annual Report	110

During the year ended December 31, 2016, the Nomination Committee held two (2) meetings. Details of Directors’ attendance at the Nomination Committee meetings are set forth below:

Nomination Committee	Attendance	Note
Executive Director
Zhou Zixue (Chairman)	2/2	—
Non-executive Director
Lu Jun (Appointed, effective from February 18, 016)	0/1	1
Independent Non-executive Director
Lip-BuTan	2/2	—
William Tudor Brown (Appointed, effective from February 18, 2016)	1/1	2
Carmen I-Hua Chang	2/2	—

Notes:

1.	During the year ended December 31, 2016, there was one Nomination Committee meeting held after the appointment of Mr. Lu Jun as a member of the Nomination Committee on February 18, 2016. This meeting was attended by proxy.

2.	During the year ended December 31, 2016, there was one Nomination Committee meeting held after the appointment of Mr. William Tudor Brown as a member of the Nomination Committee on February 18, 2016.

Audit Committee

As of December 31, 2016, the members of the Company’s Audit Committee (“Audit Committee”) were Mr. Lip-Bu Tan (Chairman of Audit Committee), Mr. Zhou Jie and Mr. William Tudor Brown. None of these members has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of the Audit Committee include, among other things:

•	making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of the work of the Company’s independent auditor;

•	reviewing the experience, qualifications and performance of the senior members of the independent auditor team;

•	pre-approving all non-audit services to be provided by the Company’s independent auditor;

•	approving the remuneration and terms of engagement of the Company’s independent auditor;

•	reviewing reports from the Company’s independent auditor regarding the independent auditor’s internal quality-control procedures; and any material issues raised in the most recent internal or peer review of such procedures, or in any inquiry, review or investigation by governmental, professional or other regulatory authority, respecting independent audits conducted by the independent auditor, and any steps taken to deal with these issues; and (to assess the independent auditor’s independence) all relationships between the Company and the independent auditor;

•	pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding three years and the hiring of any employee or former employee of the independent auditor for senior positions regardless of whether that person was a member of the Company’s audit team;

111	SMIC 2016 Annual Report

CORPORATE GOVERNANCE REPORT

•	reviewing the Company’s annual, interim and quarterly financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•	reviewing the scope, planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below), the quality, adequacy and effectiveness of the Company’s internal controls (including financial, operational and compliance controls) and any significant deficiencies or material weaknesses in the design or operation of internal controls;

•	considering the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting and financial reporting function;

•	reviewing the Company’s internal controls, risk assessment and management policies;

•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

•	establishing procedures for the treatment of complaints received by the Company regarding financial reporting, internal control or possible improprieties in other matters; and

•	obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.

During the year ended December 31, 2016, the Audit Committee reviewed:

•	the Company’s budget for 2016;

•	the financial reports for the year ended and as of December 31, 2015 and the six months ended and as of June 30, 2016;

•	the quarterly financial statements, earnings releases and any updates thereto;

•	the report and management letter submitted by the Company’s outside auditors summarizing the findings of and recommendations from their audit of the Company’s financial reports;

•	the findings and recommendations of the Company’s outside auditors regarding the Company’s compliance with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	the effectiveness of the Company’s internal control structure in operations, financial reporting integrity and compliance with applicable laws and regulations;

•	the findings of the Company’s compliance office, which ensures compliance with the CG Code and Insider Trading Policy;

•	the reports of the Company’s ethics hotline;

•	the audit fees for the Company’s independent auditors; and

•	the Company’s independent auditors’ engagement letters.

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The Audit Committee reports its work, findings and recommendations to the Board regularly. In addition, the Audit Committee meets in person with the Company’s external auditor four times a year.

The Audit Committee meets in person at least four times a year on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues. The meeting schedule for the year is planned in the preceding year. The Company Secretary assists the chairman of the Audit Committee in preparing the agenda for meetings and assists the Audit Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings were dispatched to the Audit Committee in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Within a reasonable time after an Audit Committee meeting is held, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

During the year ended December 31, 2016, the Audit Committee held a total of four (4) meetings. Details of individual members’ attendance at the Audit Committee meetings are set forth below:

Audit Committee	Attendance	Note
Independent Non-executive Director
Lip-Bu Tan (Chairman)	4/4	—
William Tudor Brown	4/4	—
Non-executive Director
Zhou Jie	4/4	—

At each quarterly Audit Committee meeting, the Audit Committee reviews with the Chief Financial Officer and the Company’s independent auditors the financial statements for the financial period and the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions; (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) the internal controls of the Company and the accounting and financial reporting systems. Upon the recommendation of the Audit Committee, the Board approves the financial statements.

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CORPORATE GOVERNANCE REPORT

Corporate Governance Functions

Pursuant to the Board Delegation Policy of the Company which came into effect on September 22, 2005 after approval by the Board and was subsequently updated by the Board on July 28, 2009, September 23, 2011 and March 23, 2012, respectively, the Board (or any of its committees) is responsible for performing the following corporate governance duties:

(a)	to develop and review the Company’s policies and practices on corporate governance;

(b)	to review and monitor the training and continuous professional development of Directors and senior management;

(c)	to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)	to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors; and

(e)	to review the Company’s compliance with the code and disclosure in the Corporate Governance Report.

During the year ended December 31, 2016, the aforesaid corporate governance functions had been carried out by the Board pursuant to the Board Delegation Policy.

Auditors’ Remuneration

The following table sets forth the aggregate audit fees, Sarbanes-Oxley compliance testing fee, audit-related fees, tax fees and all other fees we paid or incurred for audit and audit-related services, tax services and other services rendered by our auditors during the fiscal year ended December 31, 2016.

2016
USD’000
Audit and Audit-Related Fees	1,529
Tax Fees	43
All Other Fees	544
Total	2,116

Risk Management and Internal Controls

The Board is responsible for ensuring that the Group maintains sound and effective risk management and internal control systems and overseeing management in the monitoring of such systems on an ongoing basis. Under the Corporate Governance Code, management should provide a confirmation to the Board on the effectiveness of such systems. The successful risk management and internal control systems are designed to ensure the achievement of business objectives in operations, financial reporting and compliance with applicable laws and regulations. They are also designed to manage, rather than completely eliminate, risks impacting the Group’s ability to achieve its business objectives. Accordingly, the risk management and internal control systems can only provide reasonable but not absolute assurance that the financial statements do not contain a material misstatement or loss.

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Based on the COSO Enterprise Risk Management — Integrated Framework, with the assistance of the management team, the Board identifies, analyzes and assesses enterprise-wide risks, and monitors the risk management systems to ensure the effectiveness of risk management programs by:

•	identifying risks, such as operational risk, strategy risk, market risk, legal risk and financial risk;

•	assessing the identified risks by considering the impacts (including financial, reputation, business continuity planning & operational) and likelihoods of their occurrence;

•	designing, operating and monitoring internal control systems to mitigate and control such risks; and

•	monitoring the risk early warning index on the material risks.

In June 2004, the Public Company Accounting Oversight Board, or PCAOB, adopted rules for purposes of implementing Section 404 of the Sarbanes-Oxley Act. Pursuant to the Sarbanes-Oxley Act and the various rules and regulations adopted pursuant thereto or in conjunction therewith, the Company is required to perform, on an annual basis, an evaluation of internal control over financial reporting and, beginning in fiscal year 2006, to include management’s assessment of the effectiveness of internal control over financial reporting in the Company’s annual report on Form 20-F to be filed with the United States Securities and Exchange Commission.

The Board has reviewed the effectiveness of risk management and internal control systems of the Group and ensured that the risk management and internal control systems in place are effective. The effectiveness of internal control over financial reporting as of December 31, 2016 has been audited by the independent accounting firm as stated in its report.

Internal Audit Department

Internal Audit Department works with and supports the Group’s management team and the Audit Committee to evaluate the effectiveness of and contribute to the improvement of risk management, internal control, and corporate governance systems. On an annual basis, the risk-based audit plan and resources are reviewed and approved by the Audit Committee. In addition to its agreed plan, the Internal Audit Department audits areas of concern identified by senior management or conducts reviews and investigations on an ad hoc basis. Audit results are reported to the Chairman of the Board, the Chief Executive Officer and relevant management of audited departments. A summary of audit reports is quarterly reported to the Audit Committee.

Based on this annual audit plan, the Internal Audit Department audits the practices, procedures, expenditure and internal controls of the various departments in the Group. The scope of the audit includes:

•	reviewing management’s controls to ensure the reliability and integrity of financial and operating information and the means used to identify, measure, classify, and report such information;

•	reviewing the systems established or to be established to ensure compliance with policies, plans, procedures, laws, and regulations that could have a significant impact on operations and reports, and determining whether the Group is in compliance;

•	reviewing the means of safeguarding assets and, when appropriate, verifying the existence of assets;

•	appraising the economy and efficiency with which resources are employed;

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•	identifying significant risks, including fraud risks, to the ability of the Group to meet its business objectives, communicating them to management and ensuring that management has taken appropriate action to guard against those risks; and

•	evaluating the effectiveness of controls supporting the operations of the Group and providing recommendations as to how those controls could be improved.

In conducting these audits, the Internal Audit Department has free and full access to all necessary functions, records, properties and personnel.

After completing an audit, the Internal Audit Department furnishes the Group’s management team with analysis, appraisals, recommendations, counsel, and information concerning the activities reviewed. Appropriate managers of the Group are notified of any deficiencies cited by the Internal Audit Department, which will follow up with the implementation of audit recommendations. In addition, the Internal Audit Department reports their findings directly to the Audit Committee on at least a quarterly basis.

The Internal Audit Department has direct access to the Board through the chairman of the Audit Committee and may meet privately with the Audit Committee, without the presence of members of the Group’s management or the independent accounting firm upon request.

Company Secretary

Mr. Gareth Kung was appointed as the Company Secretary of the Company on August 23, 2012. The biographical details of Mr. Kung are set out on page 24 of this annual report.

The Company Secretary reports to the chairman of the Board and/or the chief executive of the Company. All Directors have access to the Company Secretary, who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. The Company Secretary continuously updates all Directors on the latest development of the Hong Kong Stock Exchange Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices.

Pursuant to Rule 3.29 of the Hong Kong Stock Exchange Listing Rules, Mr. Kung had taken no less than 15 hours of relevant professional training for the year ended December 31, 2016.

Shareholder Rights

The Company’s shareholders may put forth proposals at an annual general meeting of the Company’s shareholders by written notice of those proposals being submitted by shareholders, addressed to the Company Secretary at the principal executive offices of the Company. In order for a shareholder to put a proposal before the Company’s shareholders, such shareholder must (a) be a member of record on both the date of giving of the notice by such shareholder and the record date for the determination of members entitled to vote at such meeting and (b) comply with the notice requirements, in each case, as specified in the Articles of Association. The notice requirements include requirements regarding the timing of delivery of the notice as well as the contents of such notice. The detailed procedures for the notice requirements vary depending on whether the proposal constitutes an ordinary resolution or a special resolution or whether the proposal relates to a nomination for election of a Director. The procedures for shareholders to propose a person for election as a Director is available on the Company’s website. The procedures for shareholders to put forward proposals at an annual general meeting are also available upon request from the Company Secretary at the Company’s Hong Kong office as stated below:

Semiconductor Manufacturing International Corporation
Suite 3003, 30th Floor, 9 Queen’s Road Central

Hong Kong

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Enquiries may be submitted to the Board by contacting either the Company Secretary at the above address, or directly by questions at an annual general meeting or an extraordinary general meeting. Questions on the procedures for putting forward proposals at an annual general meeting may also be raised to the Company Secretary by the same means.

According to Article 61 of the Company’s Articles of Association, only the Board or the Chairman of the Board may, whenever they or he think fit to proceed, convene a general meeting of the Company. The ability of shareholders to call any general meeting of the Company is specifically denied.

Shareholder Communications

The Company and the Board recognizes the importance of maintaining open and frequent communications with its shareholders. At the annual general meeting of the Company, which was held on June 24, 2016 at the Company’s headquarters in Shanghai, China (“2016 AGM”), Directors, members of the management team, as well as the Company’s outside auditors, were present to answer questions from the shareholders. The 2017 AGM circular will be distributed to all shareholders within the prescribed time period required by the Hong Kong Stock Exchange Listing Rules. The circular and the accompanying materials set forth information relevant to the proposed resolutions. Separate resolutions are proposed at these annual general meetings on each substantially separate issue, including the re-election of individual Directors. The chairman of the meeting reveals how many proxies for and against have been filed in respect to each resolution. The poll results will be published in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

During the 2016 AGM, the Company’s shareholders:

•	received and considered the audited consolidated financial statements and the reports of the Directors and Auditors of the Company for the year ended December 31, 2015;

•	re-elected Mr. Zhou Jie, Mr. Sean Maloney and Mr. Ren Kai as Class III Directors to hold office until 2019 AGM, re-elected Mr. Lu Jun as Class II Director to hold office until 2018 AGM and authorized the Board to fix their remuneration;

•	appointed PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively and authorized the Audit Committee of the Board to fix their remuneration;

•	approved the general mandate to the Board to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding 20% of the issued share capital of the Company as at the date of 2016 AGM;

•	approved the general mandate to the Board to repurchase shares of the Company, not exceeding 10% of the issued share capital of the Company as at the date of 2016 AGM; and

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•	authorized the Board to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued shares repurchased by the Company.

A key element of effective communication with shareholders and investors is the timely dissemination of information relating to the Company. In addition to announcing annual and interim reports, the Company announces its quarterly financial results approximately one month after the end of each quarter. In connection with such announcements, the Company holds conference calls which are open and available to the Company’s shareholders. During these conference calls, the Chief Executive Officer and senior management report about the latest developments in the Company and answer questions from participants. The members of the Company’s Investor Relations Department and senior members of the Company’s management also hold regular meetings with equity research analysts and other institutional shareholders and investors.

A table setting forth information regarding the beneficial owners as of December 31, 2016 of the Ordinary Shares, who is known by the Company to beneficially own 5% or more of the Company’s outstanding shares, is contained on page 50.

The market capitalization of the Company as of December 31, 2016 was approximately HK$51,800,593,115 (issued share capital of 4,252,922,259 Ordinary Shares at the closing market price of HK$12.18 per Ordinary Share). The public float as of such date was approximately 64.39%.

The 2017 AGM is scheduled to be held at the Company’s headquarters at 18 Zhangjiang Road, PuDong New Area, Shanghai 201203, China on or around June 23, 2017. All shareholders of the Company are invited to attend.

Code of Business Conduct and Ethics

The Board has adopted a code of business conduct and ethics (the “Code of Conduct”) which provides guidance about doing business with integrity and professionalism. The Code of Conduct addresses issues including among others, fraud, conflicts of interest, corporate opportunities, protection of intellectual property, transactions in the Company’s securities, use of the Company’s assets, and relationships with customers and third parties. Any violation of the Code of Conduct is reported to the Company’s Compliance Office, which will subsequently report such violation to the Audit Committee.

US Corporate Governance Practices

Companies listed on the New York Stock Exchange must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual, or the NYSE Standards. Because the Company’s American Depositary Shares are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange, the Company is also subject to certain U.S. corporate governance requirements, including many provisions of the Sarbanes-Oxley Act of 2002. However, because the Company is a “foreign private issuer”, the Company is permitted to follow corporate governance practices in accordance with Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in lieu of certain corporate governance standards contained in the NYSE Standards.

Set forth below is a brief summary of the significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers:

The NYSE Standards require U.S. domestic issuers to have a majority of independent directors on the board of directors. We have elected to follow our home country practice according to the laws of the Cayman Islands, which do not contain definition or requirements relating to “independent directors” nor require any member of a company’s board be independent, and the Hong Kong Stock Exchange Listing Rules, which requires a company’s board to include at least three independent non-executive directors and at least one-third of the members of a company’s board to be independent non-executive directors.

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The NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We are not required under the laws of the Cayman Islands or the Hong Kong Stock Exchange Listing Rules to have a nominating/corporate governance committee composed entirely of independent directors, and we have not established a nominating/corporate governance committee. Instead, our Board has established a nomination committee to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, make recommendations on any proposed changes to the Board to complement our corporate strategy, identify individuals suitably qualified to become Board members consistent with criteria approved by the Board, assess the independence of independent non-executive Directors, make recommendations to the Board on the selection of individuals nominated for directorships, and make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman of the Board and the Chief Executive Officer. However, such nomination committee is not responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and overseeing the evaluation of the Board and management.

The NYSE Standards also require U.S. domestic issuers to have a compensation committee composed entirely of independent directors. We have elected to follow our home country practice according to the laws of the Cayman Islands, which do not contain definition or requirements relating to “independent directors” nor require a Cayman Islands exempted company to have a compensation committee, and the Hong Kong Stock Exchange Listing Rules, which requires that a majority of the members of the compensation committee be independent non-executive directors.

The NYSE Standards provide detailed tests that U.S. domestic issuers must use for determining independence of directors. While we may not specifically apply the NYSE tests, our Board assesses independence in accordance with Hong Kong Stock Exchange Listing Rules, and in the case of audit committee members in accordance with Rule 10A-3 under the Exchange Act, and considers whether there are any relationships or circumstances which are likely to affect such director’s independence from management.

We believe that the composition of our Board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards. For example, NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We have not addressed this in our compensation committee charter as we are not required under the laws of the Cayman Islands to have a compensation committee, or under the Hong Kong Stock Exchange Listing Rules to have such a compensation committee report, though we are required to disclose certain corporate governance matters in relation to the compensation committee in our annual report filed with the Hong Kong Stock Exchange. We disclose the amounts of compensation of our directors on a named basis, remuneration payable to members of the senior management by band, and remuneration payable to the five highest individuals on an aggregate basis in our annual report in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

The NYSE Standards require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We comply with the requirements of Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in determining whether shareholder approval is required, and we do not take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

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SOCIAL RESPONSIBILITY

At SMIC, we comply with strict legal requirements for corporate governance, financial accounting, and transparent reporting. Our business practices also are ethical, safe, environmental friendly, and fair to our employees, in accordance with all the laws, rules, and regulations of the countries where we operate. In addition to obeying the letter and mandates of such laws, we seek to promote their spirits. Through our CSR Program (www.smics.com/eng/about/csr.php), we hope to advance social, environmental, and ethical responsibility according to internationally recognized standards.

To achieve these goals:

•	Declare our support for the Electronic Industry Citizenship Coalition® Code of Conduct (http://www. eiccoalition.org/standards/code-of-conduct/) and will actively pursue conformance to the Code and participation by our suppliers.

•	Uphold the human rights of our staff and the highest standards of business integrity, as required by the EICC Code, the SMIC Code of Business Conduct & Ethics (www.smics.com/eng/investors/ir_ethics. php), SMIC Human Resources policies, and all other SMIC policies.

•	Strive to maintain a safe workplace for our employees and a healthy environment for the public while minimizing adverse effects on the community, environment, and natural resources, consistent with our Environmental Protection, Safety & Health Policy and our related ISO and other international certifications (www.smics.com/eng/about/esh.php).

•	Develop and maintain management systems to implement this CSR Policy with continual improvement as part of a holistic CSR Program. See our latest CSR Report at http://cms3.todayir.com/html/client/smic/ chn/about/2015_SMIC_CSR_Report.pdf

Our CSR practices comply with all the laws where we operate and align with the leading international standards for our industry. These practices help us to reduce costs and risks, increase efficiency and integration, and improve employee morale and retention, all while benefiting our local communities and contributing to a cleaner and greener electronics industry supply chain. Visit our CSR Web page at www.smics.com/eng/ about/csr.php. To help us preserve and develop our socially responsible culture, key managers serve on our CSR Committee to oversee our CSR program and reporting.

Our CSR practices have led to our ongoing inclusion in the Hang Seng Corporate Sustainability Index Series for maintaining a “high standard of performance in environmental, social, and corporate governance” areas. See www.hsi.com.hk. In 2016, we received the “Outstanding Corporate Social Responsibility Award” for a third consecutive year in the 5th Corporate Social Responsibility Award hosted by Mirror Post for its excellence in corporate social responsibility. The selection process involved a number of strict criteria in “shareholder commitment, employee care, environmental protection, customer commitment, community ties and leadership skills” for the companies selected.

SMIC IN THE COMMUNITY

As the Group grows and prospers, so do the communities where we operate. We also serve them as neighbors through the scores of programs and activities held on our own campuses, and through charitable outreach to the larger community. For example, in 2016, we and our cooperative partner donated an additional RMB4.02 million to our “SMIC Liver Transplant Program for Children” to fund liver transplants for impoverished children. To date, a grand total of RMB11.98 million were donated towards the program. We also encourage individual efforts by our employees, who support local charities and churches, lecture at local universities, finance rural schools, provide disaster relief, and volunteer for projects throughout the region, focusing on community development and environmental preservation.

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Support for Education

Our award-winning company schools serve our employees’ children at low cost. They also provide a highly-affordable education for non-SMIC children who live in the communities where we operate. Together with our employees, we also support education in many other ways. For example, we have helped to finance dozens of schools in rural China and contributed accommodations, classrooms, volunteer teachers and staff, and other facilities to empower rural educators with modern teaching skills, methodologies, and know-how. On a continuous basis, we also provide school supplies to children of rural and migrant workers, and volunteer in a number of education programs throughout China.

Support for the Environment

SMIC is a conscientious steward of natural resources. This commitment to the environment is reflected in our environmental protection, safety, and health (“ESH”) policies and international standards certifications. See our ESH Web page at www.smics.com/eng/about/esh.php.

SMIC first earned ISO 14001 certification in 2002. To retain this certification, we must maintain a world-class environmental management system that abides by a rigorous set of international standards. This management system helps us ensure responsible use of energy and materials through recycling, waste reduction, and pollution prevention.

For many years, SMIC has held QC 080000 certification, demonstrating our products and processes are free of environmentally hazardous substances, fulfilling customer requirements, the European Union’s Restriction of Hazardous Substances (RoHS) Directive and regulation concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH).

SMIC also established ISO 14064 carbon verification certification at all sites in 2010. We maintain systems to reduce our carbon footprint, including greenhouse gas emissions, and are prepared for increasingly stringent carbon emission controls and regulations.

We achieve environmental protection largely through:

•	Expanding environmental protection projects, such as energy saving, and waste reduction;

•	Promoting green products and supply chains while sorting and recycling waste products;

•	Managing the transfer and safe handling of hazardous waste by qualified vendors;

•	Controlling hazardous substances in our products and processes; and

•	Monitoring environmental impact, including carbon verification, and publicizing the results.

Our ISO and other international standards certificates are available on our Web pages for ESH (link above) and for Quality and Reliability (www.smics.com/eng/about/quality_reliability.php).

EMPLOYEE WELL-BEING

Our group’s success depends on the well-being of our staff and the communities where we operate. We ensure that our employees receive fair treatment, good health and safety benefits, and meaningful opportunities for advancement. Together, we fuel the economic and social development of our communities. From our founding in 2000, SMIC has attracted far-sighted people who make a difference across our industry and around the world. Our employees and their families have inspired and led our good corporate citizenship. For more information, see our latest CSR report at the link above.

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Employee Health & Safety

SMIC attained OHSAS 18001 (Occupational Health and Safety Assessment Series) certification in 2003. The OHSAS 18001 standard is a key component of our comprehensive health and safety management system and is based on international safety and health standards. With this certification, we have demonstrated our commitment to safety, risk management, and a healthier environment for our employees. Our safety management philosophy embraces accident prevention, frequent safety audits, safety education, engineering control, personal accountability, and enforcement. This safety management philosophy is implemented through:

•	Mandatory, recurrent safety training for employees and vendors;

•	Equipment and facilities compliance with domestic and international safety standards, such as those of Semiconductor Equipment and Materials International (SEMI), the National Fire Protection Association (NFPA), and Factory Mutual Research Corporation (FMRC);

•	Maintenance of process standards;

•	An Emergency Response Center to centralize response at each site, staffed 24 hours a day;

•	Continuous monitoring of work area conditions via gas monitoring system and closed-circuit TV;

•	Constant monitoring of airborne chemicals, air quality, radiation, noise, and drinking water;

•	Regular occupational hazards examination by third-party professionals;

•	Regular occupational health examinations;

•	Regular emergency drills and routine emergency training and drills;

•	Training in ergonomics; and

•	An ESH rewards and discipline committee to reward or discipline employees and their managers for major ESH achievements or violations.

SMIC provides occupational health and hygiene management for the welfare of employees. In addition, SMIC provides on-site health monitoring and primary care services such as:

•	A 24-hour, professionally staffed health clinic at each manufacturing site;

•	Medical emergency response and disaster planning;

•	Occupational physical examinations and record keeping;

•	General physical examinations and record keeping; and

•	Injury and illness case management.

For more information, visit our ESH Web page and our latest CSR report at the links above.

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Employee Care

At SMIC, we enable better living and continuous self-improvement for our employees. In addition to the housing and schooling described above, our employees and their families enjoy good health insurance as well as access to the professionally staffed health clinics located at our manufacturing sites, residential campuses, and schools. We also care for our employees through on-the-job training, subsidized university education, counseling services, social clubs and activities, and athletic and recreational facilities.

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INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Semiconductor Manufacturing International Corporation

(incorporated in Cayman Islands with limited liability)

Opinion

What we have audited

The consolidated financial statements of Semiconductor Manufacturing International Corporation (the “Company”) and its subsidiaries (the “Group”) set out on pages 129 to 242, which comprise:

•	the consolidated statement of financial position as at December 31, 2016;

•	the consolidated statement of profit or loss for the year then ended;

•	the consolidated statement of other comprehensive income for the year then ended;

•	the consolidated statement of changes in equity for the year then ended;

•	the consolidated statement of cash flows for the year then ended; and

•	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2016, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (“ISAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (“IESBA Code”), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

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Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters identified in our audit is summarised as follows:

• Accounting for the acquisition of LFoundry S.r.l.

Key Audit Matter	How our audit addressed the Key Audit Matter

Accounting for the acquisition of LFoundry S.r.l.

As disclosed in note 41 to the consolidated financial statements, the Group acquired LFoundry S.r.l. on July 29, 2016. The transaction fell under the scope of IFRS 3 Business Combinations and therefore the acquired assets and liabilities as of the acquisition date were recognized at fair values.

The accounting for this acquisition requires significant management judgements. The key judgements involved mainly relate to the valuation of identifiable intangible assets and valuation appreciation arose from property, plant and equipment. Those valuations have been performed by an independent external appraiser engaged by the Company.

We focused on this area due to the level of judgements required in accounting for this acquisition.

For the fair values of the identifiable assets acquired and liabilities assumed at the acquisition date:

(i)   We assessed the competence, capability and objectivity of the external appraiser engaged by the Company.

(ii)  We obtained the valuation report and, with assistance by our own valuation specialists, we assessed

—     the appropriateness of the valuation method adopted;

—     the reasonableness of the key assumptions, including

a.      estimated fair value of property, plant and equipment by independently gathering and analyzing the data of comparable assets with similar characteristics;

b.      assessed the key assumptions used in the discounted cash flow forecast evaluating the intangible assets’ fair value, including the sales growth rates and gross margin, by comparing with the historical operating results and future operating plans of the acquired businesses, taking into consideration of economic and industry forecasts;

c.      estimated useful lives of the intangible assets used as compared with those used in other comparable transactions; and

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Key Audit Matter	How our audit addressed the Key Audit Matter

d.      assessed the discount rates by reference to external data, including the risk factor of comparable companies and market risk premium;

—      whether or not there is management bias on allocating value inappropriately to goodwill instead of depreciable assets.

Based on the above, we found that the valuation method adopted was appropriate and that the key assumptions used by management in assessing the fair value of the acquired assets and liabilities in connection with this acquisition were supportable by the available evidences.

Other Information

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors and Those Charged with Governance for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

SMIC 2016 Annual Report	126

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

127	SMIC 2016 Annual Report

INDEPENDENT AUDITOR’S REPORT

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jane Kong.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, March 27, 2017

SMIC 2016 Annual Report	128

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

For the year ended December 31, 2016, 2015 and 2014

(In USD’000, except share and per share data)

	Notes	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
		USD’000	USD’000	USD’000
Revenue	5	2,914,180	2,236,415	1,969,966
Cost of sales		(2,064,499)	(1,553,795)	(1,486,514)
Gross profit		849,681	682,620	483,452
Research and development expenses, net		(318,247)	(237,157)	(189,733)
Sales and marketing expenses		(35,034)	(41,876)	(38,252)
General and administration expenses		(157,371)	(213,177)	(139,428)
Other operating income (expense), net	7	177	31,594	14,206
Profit from operations		339,206	222,004	130,245
Interest income		11,243	5,199	14,230
Finance costs	8	(23,037)	(12,218)	(20,715)
Foreign exchange gains or losses		(1,640)	(26,349)	(5,993)
Other gains or losses, net	9	(2,113)	55,611	18,210
Share of (loss) profit of investment using equity method		(13,777)	(13,383)	2,073
Profit before tax		309,882	230,864	138,050
Income tax benefit (expense)	10	6,552	(8,541)	(11,789)
Profit for the year	11	316,434	222,323	126,261
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(19,031)	(8,185)	(324)
Change in value of available-for-sale financial assets		807	452	—
Cash flow hedges		(34,627)	—	—
Others		1	130	—
Items that will not be reclassified to profit or loss Actuarial gains or losses on defined benefit plans		1,520	—	—
Total comprehensive income for the year		265,104	214,720	125,937
Profit (loss) for the year attributable to:
Owners of the Company		376,630	253,411	152,969
Non-controlling interests		(60,196)	(31,088)	(26,708)
		316,434	222,323	126,261
Total comprehensive income (loss) for the year attributable to:
Owners of the Company		326,191	245,803	152,645
Non-controlling interests		(61,087)	(31,083)	(26,708)
		265,104	214,720	125,937
Earnings per share*
Basic	14	0.09	0.07	0.05
Diluted	14	0.08	0.06	0.04

*	The basic and diluted earnings per share for the prior years have been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016 (“Share Consolidation”). Please refer to Note 14 for more details.

129	SMIC 2016 Annual Report

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2016, 2015 and 2014

	Notes	12/31/16	12/31/15	12/31/14
		USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	17	5,687,357	3,903,818	2,995,086
Land use right		99,267	91,030	135,331
Intangible assets	18	248,581	224,279	207,822
Investments in associates	20	240,136	181,331	57,631
Investments in joint ventures	21	14,359	17,646	—
Deferred tax assets	10	45,981	44,942	44,383
Derivative financial instrument	22	32,894	30,173	—
Restricted cash	27	20,080	—	—
Other assets	23	42,870	32,078	30,867
Total non-current assets		6,431,525	4,525,297	3,471,120
Current assets
Inventories	25	464,216	387,326	316,041
Prepayment and prepaid operating expenses		27,649	40,184	40,628
Trade and other receivables	26	645,822	499,846	456,388
Other financial assets	24	31,543	282,880	644,071
Restricted cash	27	337,699	302,416	238,051
Cash and cash equivalent		2,126,011	1,005,201	603,036
		3,632,940	2,517,853	2,298,215
Assets classified as held-for-sale	16	50,813	72,197	44
Total current assets		3,683,753	2,590,050	2,298,259
Total assets		10,115,278	7,115,347	5,769,379

SMIC 2016 Annual Report	130

	Notes	12/31/16	12/31/15	12/31/14
		USD’000	USD’000	USD’000
Equity and liabilities
Capital and reserves
Ordinary shares, $0.004 par value, 5,000,000,000 shares authorized, 4,252,922,259, 4,207,374,896 and 3,585,609,617 shares issued and outstanding at December 31, 2016, 2015 and 2014, respectively	28	17,012	16,830	14,342
Share premium	28	4,950,948	4,903,861	4,376,630
Reserves	29	93,563	96,644	98,333
Accumulated deficit	30	(910,849)	(1,287,479)	(1,540,890)
Equity attributable to owners of the Company		4,150,674	3,729,856	2,948,415
Non-controlling interests		1,252,553	460,399	359,307
Total equity		5,403,227	4,190,255	3,307,722
Non-current liabilities
Borrowings	31	1,233,594	416,036	256,200
Convertible bonds	32	395,210	—	379,394
Bonds payable	34	494,909	493,207	491,579
Medium-term notes	33	214,502	—	—
Deferred tax liabilities	10	15,382	7,293	69
Deferred government funding		265,887	175,604	184,174
Other financial liabilities	38	74,170	—	—
Other liabilities	35	37,497	65,761	—
Total non-current liabilities		2,731,151	1,157,901	1,311,416
Current liabilities
Trade and other payables	36	940,553	1,047,766	794,361
Borrowings	31	209,174	113,068	162,054
Short-term notes	33	86,493	—	—
Convertible bonds	32	391,401	392,632	—
Deferred government funding		116,021	79,459	62,609
Accrued liabilities	37	230,450	132,452	131,114
Other financial liabilities	38	6,348	1,459	—
Current tax liabilities	10	460	355	103
Total current liabilities		1,980,900	1,767,191	1,150,241
Total liabilities		4,712,051	2,925,092	2,461,657
Total equity and liabilities		10,115,278	7,115,347	5,769,379

131	SMIC 2016 Annual Report

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2016, 2015 and 2014

					Change in
			Equity-		value of
			settle	Foreign	available-	Convertible	Defined
			employee	currency	for-sale	bonds	benefit				Attributable	Non-
	Ordinary	Share	benefits	translation	financial	equity	plan	Cash flow		Accumulated	to owner of	controlling	Total
	shares	premium	reserve	reserve	assets	reserve	reserve	hedges	Others	deficit	the Company	interest	equity
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
	(Note 28)	(Note 28)	(Note 29)	(Note 29)	(Note 29)	(Note 29)	(Note 29)	(Note 29)		(Note 30)
Balance at December 31, 2013	12,845	4,089,846	55,177	4,553	—	15,210	—	—	—	(1,693,859)	2,483,772	109,410	2,593,182
Profit for the year	—	—	—	—	—	—	—	—	—	152,969	152,969	(26,708)	126,261
Other comprehensive loss for the year	—	—	—	(324)	—	—	—	—	—	—	(324)	—	(324)
Total comprehensive loss for the year	—	—	—	(324)	—	—	—	—	—	152,969	152,645	(26,708)	125,937
Issuance of ordinary shares	1,411	268,362	—	—	—	—	—	—	—	—	269,773	—	269,773
Exercise of stock options	86	18,422	(9,025)	—	—	—	—	—	—	—	9,483	—	9,483
Share-based compensation	—	—	18,388	—	—	—	—	—	—	—	18,388	—	18,388
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	276,605	276,605
Recognition of equity component of convertible bonds	—	—	—	—	—	14,354	—	—	—	—	14,354	—	14,354
Subtotal	1,497	286,784	9,363	—	—	14,354	—	—	—	—	311,998	276,605	588,603
Balance at December 31, 2014	14,342	4,376,630	64,540	4,229	—	29,564	—	—	—	(1,540,890)	2,948,415	359,307	3,307,722
Profit for the year	—	—	—	—	—	—	—	—	—	253,411	253,411	(31,088)	222,323
Other comprehensive income (losses) for the year	—	—	—	(8,185)	447	—	—	—	130	—	(7,608)	5	(7,603)
Total comprehensive income (losses) for the year	—	—	—	(8,185)	447	—	—	—	130	253,411	245,803	(31,083)	214,720
Issuance of ordinary shares	2,395	506,412	—	—	—	—	—	—	—	—	508,807	—	508,807
Exercise of stock options	93	20,819	(12,169)	—	—	—	—	—	—	—	8,743	—	8,743
Share-based compensation	—	—	18,088	—	—	—	—	—	—	—	18,088	241	18,329
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	132,082	132,082
Deconsolidation of subsidiaries due to loss of control	—	—	—	—	—	—	—	—	—	—	—	(148)	(148)
Subtotal	2,488	527,231	5,919	—	—	—	—	—	—	—	535,638	132,175	667,813
Balance at December 31, 2015	16,830	4,903,861	70,459	(3,956)	447	29,564	—	—	130	(1,287,479)	3,729,856	460,399	4,190,255
Profit for the year	—	—	—	—	—	—	—	—	—	376,630	376,630	(60,196)	316,434
Other comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	1	—	(50,439)	(891)	(51,330)
Total comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	1	376,630	326,191	(61,087)	265,104
Exercise of stock options	140	36,064	(18,594)	—	—	—	—	—	—	—	17,610	—	17,610
Share-based compensation	—	—	13,838	—	—	—	—	—	—	—	13,838	372	14,210
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	831,254	831,254
Conversion options of convertible bonds exercised during the year	42	11,023	—	—	—	(821)	—	—	—	—	10,244	—	10,244
Recognition of equity component of convertible bonds	—	—	—	—	—	52,935	—	—	—	—	52,935	—	52,935
Business combination	—	—	—	—	—	—	—	—	—	—	—	21,615	21,615
Subtotal	182	47,087	(4,756)	—	—	52,114	—	—	—	—	94,627	853,241	947,868
Balance at December 31, 2016	17,012	4,950,948	65,703	(22,087)	1,245	81,678	1,520	(34,627)	131	(910,849)	4,150,674	1,252,553	5,403,227

SMIC 2016 Annual Report	132

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2016, 2015 and 2014

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Operating activities
Profit for the year	316,434	222,323	126,261
Adjustments for:
Income tax (benefit) expense	(6,552)	8,541	11,789
Amortization of intangible assets and land use right	56,705	50,541	43,102
Depreciation of property, plant and equipment	673,161	473,008	506,366
Expense recognized in respect of equity-settled share-based payments	14,210	18,329	18,388
Finance costs	23,037	12,218	20,715
Gain on disposal of available for sale investment	—	(387)	—
Loss (gain) on disposal of property, plant and equipment and assets classified as held-for-sale	1,846	(28,949)	(13,904)
Loss on deconsolidation of subsidiaries	—	57	208
Interest income recognized in profit or loss	(11,243)	(5,199)	(14,230)
Bad debt allowance on trade receivables	201	528	1,616
Impairment loss recognized (reversed) on inventory	3,706	(13,338)	29,577
Impairment loss recognized on property, plant and equipment	7,529	—	—
Net gain arising on financial assets at fair value through profit or loss	(7,372)	(52,834)	(8,649)
Net loss arising on financial liabilities at fair value through profit or loss	14,989	1,459	—
Net (gain) loss on foreign exchange	(26,236)	15,608	—
Reversal of bad debt allowance on trade and other receivables	(10,412)	(541)	(59)
Share of loss (profit) of investment using equity method	13,777	13,383	(2,073)
Other non-cash loss (gain)	175	—	(769)
	1,063,955	714,747	718,338
Operating cash flows before movements in working capital:
Increase in trade and other receivables	(100,980)	(39,902)	(89,232)
Increase in inventories	(51,344)	(57,947)	(59,367)
Increase in restricted cash relating to operating activities	(147,834)	(16,675)	(41,637)
Decrease (increase) in prepaid operating expenses	17,615	(856)	1,129
Decrease (increase) in other assets	1,576	(6,476)	(1,731)
Increase in trade and other payables	59,046	39,096	79,340
Increase in deferred government funding	126,845	8,280	8,268
Increase (decrease) in accrued liabilities and other liabilities	25,031	49,928	(3,768)
Cash generated from operations	993,910	690,195	611,340
Interest paid	(27,497)	(26,174)	(16,087)
Interest received	12,464	4,894	14,239
Income taxes (paid) received	(1,675)	282	(1,390)
Net cash generated from operating activities	977,202	669,197	608,102

133	SMIC 2016 Annual Report

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2016, 2015 and 2014

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Investing activities
Payments to acquire financial assets	(917,272)	(2,412,259)	(1,997,624)
Proceeds on sale of financial assets	1,175,768	2,782,181	1,602,513
Payments for property, plant and equipment	(2,757,202)	(1,230,812)	(653,134)
Proceeds from disposal of property, plant and equipment	259,799	87,890	52,911
Proceeds from disposal of joint ventures and available-for-sale investment	5,523	1,204	—
Payments for intangible assets	(85,729)	(29,384)	(49,285)
Payments for land use rights	—	(9,265)	(1,123)
Payments to acquire long-term investment	(87,645)	(160,777)	(49,034)
Change in restricted cash relating to investing activities	34,614	181,963	(48,411)
Net cash outflow from deconsolidation of subsidiaries	—	(297)	(936)
Payment for business combination	(73,216)	—	—
Distributions received from joint ventures	2,027	—	—
Net cash used in investing activities	(2,443,333)	(789,556)	(1,144,123)
Financing activities
Proceeds from borrowings	1,239,265	341,176	376,554
Repayment of borrowings	(228,928)	(453,730)	(952,383)
Proceeds from issuance of new shares	—	508,807	270,180
Proceeds from issuance of convertible bonds	441,155	—	203,763
Proceeds from issuance of corporate bonds	—	—	492,315
Proceeds from issuance of short-term and medium-term notes	314,422	—	—
Proceeds from exercise of employee stock options	17,610	8,743	9,483
Proceeds from non-controlling interests-capital contribution	831,254	132,082	276,771
Net cash from financing activities	2,614,778	537,078	676,683
Net increase in cash and cash equivalent	1,148,647	416,719	140,662
Cash and cash equivalent at the beginning of the year	1,005,201	603,036	462,483
Effects of exchange rate changes on the balance of cash held in foreign currencies	(27,837)	(14,554)	(109)
Cash and cash equivalent at the end of the year	2,126,011	1,005,201	603,036

SMIC 2016 Annual Report	134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

1.	General information

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) was established as an exempt company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203. The registered address is at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Semiconductor Manufacturing International Corporation is an investment holding company.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Group”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks. The principal subsidiaries and their activities are set out in Note 19.

These financial statements are presented in US dollars, unless otherwise stated.

2.	Application of new and revised International Financial Reporting Standards (“IFRSs”)

(a)	New and revised IFRSs that are mandatorily effective for the year ended December 31, 2016

In the current year, the Group has adopted the following amendments to IFRSs that are mandatorily effective for an accounting period that begins on or after January 1, 2016. Such adoption did not have a material effect on the Group’s consolidated financial statements.

Annual Improvements to IFRSs 2012–2014 Cycle

The amendments to IFRS 7 clarify that if an entity transfers a financial asset to a third party under conditions which allow the transferor to derecognize the asset, IFRS 7 requires disclosure of all types of continuing involvement that the entity might still have in the transferred assets. It provides guidance about what is meant by continuing involvement. The amendment shall be applied prospectively with an option to apply retrospectively, for annual periods beginning on or after January 1, 2016.

Amendment to IAS 27 “Equity method in separate financial statements”

Amendment to IAS 27, ‘Equity method in separate financial statements’, allows entities to use equity method to measure investments in subsidiaries, joint ventures and associates in their separate financial statements. Previously, IAS 27 allows entities to measure their investments in subsidiaries, joint ventures and associates either at cost or as a financial asset in their separate financial statements. The amendment introduces the equity method as a third option. The election can be made independently for each category of investment (subsidiaries, joint ventures and associates). Entities wishing to change to the equity method must do so retrospectively. The amendment is effective for annual period beginning on or after January 1, 2016.

The Company has changed cost method to equity method to measure investments in subsidiaries in the separate financial statements from January 1, 2016 and accordingly made retrospective adjustments. Please refer to Note 44 for the details of the retrospective adjustments.

135	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

2.	Application of new and revised International Financial Reporting Standards (“IFRSs”) (continued)

(a)	New and revised IFRSs that are mandatorily effective for the year ended December 31, 2016 (continued)

Amendments to IAS 1 “Disclosure initiative”

The amendments clarify guidance in IAS 1 on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. The amendments shall be applied for annual periods beginning on or after January 1, 2016, with earlier application permitted.

(b)	New or revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

New or revised IFRS	Effective date

IFRS 9 — Financial Instruments	On or after January 1, 2018
IFRS 15 — Revenue from contracts with customers	On or after January 1, 2018
IFRS 16 — Lease	On or after January 1, 2019
Amendments to IAS 12 — Income taxes	On or after January 1, 2017
Amendments to IAS 7 — Statement of cash flows	On or after January 1, 2017
Amendments to IFRS 10 and IAS 28 — Sale or contribution of assets between an investor and its association or joint venture	Not yet determined

The new IFRS 9 standard addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. The Group does not expect the new guidance to have a significant impact on the classification and measurement of its financial assets and financial liabilities and the accounting for hedging relationships. The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. While the Group has not yet undertaken a detailed assessment of how its impairment provisions would be affected by the new model, it may result in an earlier recognition of credit losses.

The new IFRS 15 standard requires revenue to be recognized when the control of promised goods or services are transferred to a customer. The standard permits either a full retrospective method to each prior reporting period presented or a modified retrospective approach with the cumulative effect of initially applying the guidance recognized at the date of initial application. The Group is currently evaluating the method of adoption.

The new standard will be effective for the Group beginning January 1, 2018. The Group anticipates this standard may have a material impact on its consolidated financial statements, and continues to make progress in assessing all potential impacts of the standard. The Group currently believes the most significant impact relates to its accounting for revenue of wafer sales. Specifically, under the new standard, the Group expects to recognize revenue of wafer sales over time in proportion of wafer-manufacturing rather than at the point in time when the goods are delivered and title has passed. However, the analysis is preliminary and subject to change as the Group has not yet completed its assessment.

SMIC 2016 Annual Report	136

2.	Application of new and revised International Financial Reporting Standards (“IFRSs”) (continued)

(b)	New or revised IFRSs in issue but not yet effective (continued)

IFRS 16 will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. The accounting for lessors will not significantly change.

The Group is in the process of evaluating the impact of the new standards or amendments on its consolidated financial statements.

3.	Significant accounting policies

Statement of compliance

The consolidated financial statements have been prepared in accordance with all applicable IFRS issued by the IASB. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as explained in the accounting policies set out below. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except when otherwise indicated.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

137	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Basis of preparation (continued)

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or

3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Group and entities (including structured entities) controlled by the Group. Control is achieved when the Group:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Group, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

SMIC 2016 Annual Report	138

3.	Significant accounting policies (continued)

Basis of consolidation (continued)

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

Separate Principal Statement

Investments in subsidiaries are accounted for at equity method in accordance with IAS 39.

Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associates. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

139	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Investments in associates (continued)

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. The difference between the recoverable amount and the carrying amount is recognized as impairment loss in the profit or loss. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Group retains an interest in the former associate and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

When the Group reduces its ownership interest in an associate but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

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3.	Significant accounting policies (continued)

Investments in joint ventures

The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. The Group’s investments in joint ventures include goodwill identified on acquisition. Upon the acquisition of the ownership interest in a joint venture, any difference between the cost of the joint venture and the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities is accounted for as goodwill. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held-for-sale are measured at the lower of their previous carrying amount and fair value less costs of disposal.

141	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

The Group manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Group also sells certain semiconductor standard products to customers.

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Group; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Customers have the right of return within one year pursuant to warranty provisions. The Group typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Group estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

Gain on sale of real estate property

Gain from sales of real estate property is recognized when all the following conditions are satisfied: 1) sales contract executed, 2) full payment collected, or down payment collected and non-cancellable mortgage contract is executed with borrowing institution, 3) and the respective properties have been delivered to the buyers.

Interest income

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

SMIC 2016 Annual Report	142

3.	Significant accounting policies (continued)

Foreign currencies

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Untied States dollar (“US dollar”), which is the Company’s functional and the Group’s presentation currency.

In preparing the financial statements of each individual group entity transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into United States dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

143	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Government funding

Government funding is not recognized in profit or loss until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the funding will be received.

Government funding relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government funding relating to property, plant and equipment, whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets, are recognized as deferred income in the consolidated statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government funding that is receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related cost are recognized in profit or loss in the period in which they become receivable.

Retirement benefits

The Group’s local Chinese employees are entitled to a retirement benefit based on their salary and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Group is required to make contributions to the state-managed retirement plan at a rate equal to 19.0% to 20.0% (the standard in Shenzhen site ranges from 13% to 14% according to Shenzhen government regulation) of the monthly basic salary of current employees. The Group has no further payment obligations once the contributions have been paid. The costs are recognized in profit or loss when incurred.

Besides, LFoundry S.r.l. (“LFoundry”, the Company’s majority-owned subsidiary in Avezzano, Italy) employees are entitled to retirement plans either. The total amount that LFoundry contributes to such retirement plans for current employees is approximately USD$0.4 million for the period from August 1, 2016 to December 31, 2016.

In addition, LFoundry’s employees are entitled to a defined benefit plan. The liability recognized in the consolidated statement of financial position in respect of defined benefit plans is the present value of the defined benefit obligation at the end of the reporting period. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related defined benefit obligation.

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3.	Significant accounting policies (continued)

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 39.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve. When share options are exercised, the amount previously recognized in the reserve will be transferred to share premium.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statement of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition other than in a business combination of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

145	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Taxation (continued)

Deferred tax (continued)

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Property, plant and equipment

Property, plant and equipment held for use in the production or supply of goods or services, or for administrative purposes, are stated in the consolidated statement of financial position at their costs, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met.

The Group constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs that are directly related to the construction and acquisition of such plant and equipment are capitalized. Depreciation is recorded at the time assets are ready for their intended use. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

An item at property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Depreciation is recognized so as to write off the cost of items of property, plant and equipment other than properties under construction over their estimated useful lives, using the straight-line method. The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

SMIC 2016 Annual Report	146

3.	Significant accounting policies (continued)

Property, plant and equipment (continued)

The following useful lives are used in the calculation of depreciation.

Buildings	25 years
Plant and equipment	5–10 years
Office equipment	3–5 years
Leasehold equipment under finance leases	Over the lease terms

Land use right

Land use rights, which are all located in the PRC, are recorded at cost and are charged to profit or loss ratably over the term of the land use agreements which range from 50 to 70 years.

Intangible assets

Acquired intangible assets which consists primarily of technology, licenses and patents, are carried at cost less accumulated amortization and any accumulated impairment loss. Amortization is computed using the straight-line method over the expected useful lives of the assets of three to ten years. The estimated useful life and amortization method are reviewed at the end of each reporting period, with effect of any changes in estimate being accounted for on a prospective basis.

Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

147	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (“CGU”) to which the goodwill relates. Where the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the CGU retained.

Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

SMIC 2016 Annual Report	148

3.	Significant accounting policies (continued)

Impairment of tangible and intangible assets other than goodwill (continued)

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized as income.

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalized at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalized finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the statement of profit or loss so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases net of any incentives received from the lessor are charged to the statement of profit or loss on the straight-line basis over the lease terms.

Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subjected to an insignificant risk of changes in value, with original maturities of three months or less.

Restricted cash

Restricted cash consists of bank deposits pledged against letters of credit, short-term and long-term credit facilities, and unused government funding for certain research and development projects. Changes of restricted cash pledged against letter of credit, short-term and long-term credit facilities and changes of restricted cash paid for property, plant and equipment are presented as investing activity in consolidated statement of cash flows. Changes of restricted cash of unused government funding for expensed research and development activities are presented as operating activity in consolidated statement of cash flows.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs of inventories are determined on a weighted average basis. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

149	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities other than financial assets and financial liabilities at fair value through profit or loss are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (“FVTPL”) and ‘available-for-sale’ (“AFS”) financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.

SMIC 2016 Annual Report	150

3.	Significant accounting policies (continued)

Financial assets (continued)

Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is held for trading.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near term; or

•	it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL (including foreign currency forward contracts and financial products sold by banks) are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ’other gains and losses’ line item.

Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

AFS financial assets are initially recognized at fair value plus transaction costs and subsequently carried at fair value, with changes in fair value recognized in other comprehensive income.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as “other gains and losses”.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of “other income”.

Dividends on AFS equity instruments are recognized in profit or loss when the Group’s right to receive the dividends is established.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including trade and other receivables, and cash and bank balances and restricted cash are measured at amortized cost using the effective interest method, less any impairment loss.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

151	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Financial assets (continued)

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	breach of contract, such as a default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as trade receivables, assets are assessed for impairment on a collective basis even if they were assessed not to be impaired individually. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For assets classified as available for sale, it is assessed at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

For debt securities, if any such evidence exists the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from equity and recognized in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated statement of profit or loss.

SMIC 2016 Annual Report	152

3.	Significant accounting policies (continued)

Financial assets (continued)

Impairment of financial assets (continued)

For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from equity and recognized in profit or loss. Impairment losses recognized in the consolidated statement of profit or loss on equity instruments are not reversed through the consolidated statement of profit or loss.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

153	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Convertible Bonds

The component parts of the convertible bonds issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Group’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share premium. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

The Group assesses if the embedded derivatives in respect of the early redemption features are deemed to be clearly and closely related to the host debt contract. Embedded derivatives need not be separated if they are regarded as closely related to its host contract. If they are not, they would be separately accounted for.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible bonds using the effective interest method.

SMIC 2016 Annual Report	154

3.	Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL (including foreign currency forward contracts and cross currency swap contracts) when the financial liability is held for trading.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item. Fair value is determined in the manner described in Note 40.

Other financial liabilities

Other financial liabilities (including borrowings, trade and other payables, long-term financial liabilities, short-term and medium-term notes and bonds payable) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or (where appropriate) shorter period, to the net carrying amount on initial recognition.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative financial instruments and hedging accounting

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts and cross currency swap contracts. Further details of derivative financial instruments are disclosed in Note 40.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Any gains or losses arising from changes in fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

155	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Derivative financial instruments and hedging accounting (continued)

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income in the hedging reserve, while any ineffective portion is recognized immediately in the statement of profit or loss.

Amounts recognized in other comprehensive income are transferred to the statement of profit or loss when the hedged transaction affects profit or loss, such as when hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or nonfinancial liability, the amounts recognized in other comprehensive income are transferred to the initial carrying amount of the non-financial asset or non-financial liability.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, the amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction occurs or the foreign currency firm commitment is met.

4.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Group’s accounting policies, which are described in Note 3, the Group is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Inventories

Inventories are stated at the lower of cost (weighted average) or net realizable value (NRV), with NRV being the “estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale”. The Group estimates the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the NRV of an inventory item is determined to be below its carrying value, the Group records a write-down to cost of sales for the difference between the carrying cost and NRV.

SMIC 2016 Annual Report	156

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Long-lived assets

The Group assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash-generating unit (“CGU”) may not be recoverable. Factors that the Group considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or CGU. An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model.

The Group makes subjective judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities. The Group measures the recoverability of assets that will continue to be used in the Group’s operations by comparing the carrying value of CGU to the Group’s estimate of the related total future discounted cash flows. If a CGU’s carrying value is not recoverable through the related discounted cash flows, the impairment loss is measured by comparing the difference between the CGU’s carrying value and its recoverable amount, based on the best information available, including market prices or discounted cash flow analysis. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate and sales margin used for extrapolation purposes.

In order to remain technologically competitive in the semiconductor industry, the Group has entered into technology transfer and technology license arrangements with third parties in an attempt to advance the Group’s process technologies. The payments made for such technology licenses are recorded as an intangible asset or as a deferred cost and amortized on a straight-line basis over the estimated useful life of the asset. The Group routinely reviews the remaining estimated useful lives of these intangible assets and deferred costs. The Group also evaluates these intangible assets and deferred costs for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When the carrying amounts of such assets are determined to exceed their recoverable amounts, the Group will impair such assets and write down their carrying amounts to recoverable amount in the year when such determination was made.

157	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Share-based Compensation Expense

The fair value of options and shares issued pursuant to the Group’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Group estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula. The Group uses projected volatility rates based upon the Group’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Group’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly. Further details on share-based compensation are disclosed in Note 39.

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Group companies.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies.

As of December 31, 2016, no deferred tax asset was recognized in respect of tax losses of US$444.0 million (December 31, 2015: US$577.3 million and December 31, 2014: US$532.8 million) due to the unpredictability of future profit streams. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place.

SMIC 2016 Annual Report	158

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Fair value of financial instruments

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Group engages third party qualified valuers to perform the valuation.

The Group uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Notes 40 provide detailed information about the valuation techniques, inputs and key assumptions used in the determination of the fair value of various assets and liabilities.

Impairment of trade and other receivable

The Group assesses at the end of each reporting period whether there is any objective evidence that trade and other receivable is impaired. To determine whether there is objective evidence of impairment, the Group considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

When there is objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (that is, the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise. The carrying amount of the Group’s trade and other receivable at the end of the reporting period is disclosed in Note 26.

159	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

5.	Segment information

The Group is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about resources allocation and assessing performance of the Group. The Group operates in one segment. The measurement of segment profits is based on profit from operation as presented in the statements of profit or loss and other comprehensive income.

The Group operates in three principal geographical areas — United States, Europe, and Asia Pacific. The Group’s operating revenue from customers, based on the location of their headquarters, is detailed below.

	Revenue from external customers
	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
United States	858,858	776,223	855,792
Mainland China and Hong Kong	1,447,427	1,066,558	852,204
Eurasia*	607,895	393,634	261,970
	2,914,180	2,236,415	1,969,966

*	Not including Mainland China and Hong Kong

The Group’s operating revenue by product and service type is detailed below:

	Revenue from external customers
	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Sales of wafers	2,803,819	2,134,943	1,864,524
Mask making, testing and others	110,361	101,472	105,442
	2,914,180	2,236,415	1,969,966

SMIC 2016 Annual Report	160

5.	Segment information (continued)

The Group’s business is characterized by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. The Group will continue to incur capital expenditures and depreciation expenses as it equips and ramps-up additional fabs and expand its capacity at the existing fabs. The following table summarizes property, plant and equipment of the Group by geographical location.

	Property, plant and equipment
	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
United States	69	95	124
Europe	125,339	5	4
Taiwan	97	122	9
Hong Kong	2,839	3,040	3,240
Mainland China	5,559,013	3,900,556	2,991,709
	5,687,357	3,903,818	2,995,086

6.	Significant customers

The following table summarizes net revenue or gross accounts receivable for customers which accounted for 10% or more of net revenue and gross accounts receivable:

	Net revenue			Gross accounts receivable
	Year ended December 31,			December 31,
	2016	2015	2014	2016	2015	2014
Customer A	609,802	324,267	*	129,619	50,068	*
Customer B	382,853	366,696	483,430	78,639	75,643	107,475
Customer C	342,095	168,352	*	54,970	55,852	*
Customer D	*	215,527	*	*	25,548	*
Customer A	21%	15%	*	26%	13%	*
Customer B	13%	16%	25%	16%	19%	25%
Customer C	12%	8%	*	11%	14%	*
Customer D	*	10%	*	*	6%	*

*	Less than 10% of net revenue and gross accounts receivable in the period.

161	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

7.	Other operating income (expense), net

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
(Loss) gain on disposal of property, plant and equipment and assets classified as held-for-sale	(1,846)	28,949	13,904
Impairment loss recognized on property, plant and equipment	(7,529)	—	—
Government funding	9,542	2,697	329
Loss on deconsolidation of subsidiaries	—	(57)	(208)
Others	10	5	181
	177	31,594	14,206

The loss on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2016 was primarily due to the loss arising the disposal of equipment and the gain arising from the sales of the staff living quarters in Beijing to employees.

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2015 and 2014 was primarily from the sales of the staff living quarters in Shanghai and Beijing to employees.

8.	Finance costs

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Interest on:
Bank and other borrowings
— wholly repayable within five years	1,222	6,782	19,245
— not wholly repayable within five years	4,932	202	—
Interest on finance leases	62	—	—
Interest on convertible bonds	16,352	13,238	9,614
Interest on corporate bonds	22,327	22,253	5,554
Interest on medium-term notes	4,625	—	—
Interest on short-term notes	1,509	—	—
Total interest expense for financial liabilities not classified as at FVTPL	51,029	42,475	34,413
Less: amounts capitalized	(27,992)	(30,257)	(13,698)
	23,037	12,218	20,715

The weighted average effective interest rate on funds borrowed generally is 2.12% per annum (2015: 3.75% per annum and 2014: 2.91% per annum).

SMIC 2016 Annual Report	162

9.	Other gains or losses, net

For the year ended December 31, 2016, other gains or losses, net was US$2.1 million net loss (2015: US$55.6 million net gain and 2014: US$18.2 million net gain), within which the gain from changes of fair value of the financial products was US$4.7 million (2015: US$22.5 million and 2014: US$14.5 million) and the change of fair value of the put option was US$2.7 million gain (2015: US$30.2 million gain and 2014: nil, please refer to Note 22); and the changes of fair value of cross currency swap contracts were US$15.0 million loss (2015: US$1.3 million loss and 2014: nil, please refer to Note 40).

10.	Income taxes

Income tax recognized in profit or loss

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Current tax — Enterprise Income Tax	1,306	(47)	1,226
Deferred tax	(8,589)	6,665	(591)
Current tax — Land Appreciation Tax	731	1,923	11,154
Total income tax (benefit) expense raised in the current year	(6,552)	8,541	11,789

The income tax expense (benefit) for the year can be reconciled to the accounting profit as follows:

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Profit before tax	309,882	230,864	138,050
Income tax expense calculated at 15% (2015: 15% and 2014: 15%)	46,482	34,630	20,708
Effect of tax holiday and additional deduction for research and development expenditures	(54,591)	(54,483)	(12,032)
Tax losses for which no deferred tax assets were recognized	39,777	25,732	20,134
Utilization of previously unrecognized tax losses and temporary differences	(43,440)	(3,687)	(32,818)

Effect of different tax rates of subsidiaries operating in other jurisdictions	4,517	4,226	6,387
Others	82	488	(71)
Land Appreciation Tax (after tax)	621	1,635	9,481
Income tax (benefit) expense	(6,552)	8,541	11,789

The tax rate used for the 2016, 2015 and 2014 reconciliation above is the corporate tax rate of 15% payable by most of the Group’s entities in Mainland China under tax law in that jurisdiction.

163	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

10.	Income taxes (continued)

Current tax liabilities

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Current tax liabilities
Income tax payable	460	355	103

Deferred tax balances

The following is the analysis of deferred tax assets (liabilities) presented in the consolidated statement of financial position:

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Deferred tax assets	45,981	44,942	44,383
Deferred tax liabilities	(15,382)	(7,293)	(69)
	30,599	37,649	44,314

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Deferred tax assets
Net operating loss carry forwards	—	419	524
Property plant and equipment	45,981	44,523	43,859
Deferred tax assets	45,981	44,942	44,383
Deferred tax liabilities
Capitalized interest	—	(3)	(69)
Property plant and equipment	(15,382)	(7,290)	—
Deferred tax liabilities	(15,382)	(7,293)	(69)

2016.12.31

	Opening balance	Business Combination	Recognize in profit or loss	Closing balance
	USD’000	USD’000	USD’000	USD’000
Deferred tax (liabilities)/assets in relation to:
Property plant and equipment	37,233	(15,639)	9,005	30,599
Capitalized interest	(3)	—	3	—
Others	419	—	(419)	—
	37,649	(15,639)	8,589	30,599

SMIC 2016 Annual Report	164

10.	Income taxes (continued)

Deferred tax balances (continued)

2015.12.31

	Opening	Recognized in	Closing
	balance	profit or loss	balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities)/assets in relation to:
Property plant and equipment	43,859	(6,626)	37,233
Capitalized interest	(69)	66	(3)
Others	524	(105)	419
	44,314	(6,665)	37,649

2014.12.31

	Opening	Recognized in	Closing
	balance	profit or loss	balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities)/assets in relation to:
Property plant and equipment	43,890	(31)	43,859
Capitalized interest	(167)	98	(69)
Others	—	524	524
	43,723	591	44,314

Under the Law of the People’s Republic of China (the “PRC”) on Enterprise Income Tax, or the EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that distributed to its immediate holding company who is a non-PRC tax resident will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong (which should have commercial substance and proceed the formal treaty benefit application with in-charge tax bureau) are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region.

The Company is incorporated in the Cayman Islands, where it is not currently subject to taxation.

The EIT law (became effective on January 1, 2008) applies a uniform 25% enterprise income tax rate to both tax resident enterprise and non-tax resident enterprise, except where a special preferential rate applies. In addition, according to the law of Italy on enterprise income tax, the enterprise income tax (IRES) rate is 24%.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25%.

165	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

10.	Income taxes (continued)

Deferred tax balances (continued)

On January 28, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circuit enterprises.

On April 20, 2012, State Tax Bureau issued CaiShui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry. Circular No. 1 was partially abolished by Circular No. 27 and the preferential taxation policy in Circular No. 1 was replaced by Circular No. 27.

On July 25, 2013, State Tax Bureau issued [2013] No. 43 (“Circular No. 43”), clarifying that the accreditation and preferential tax policy of integrated circuit enterprise established before December 31, 2010, is applied pursuant to Circular No. 1.

On May 4, 2016, State Tax Bureau, Ministry of Finance and other joint ministries issued Caishui [2016] No. 49 (“Circular No. 49”), which highlights the implementation of the record-filing system, clarification on certain criteria for tax incentive entitlement and establishment of a post-record filing examination mechanism and enhancement of post-administration.

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)	Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”)

Pursuant to the relevant tax regulations, SMIS is qualified as an integrated circuit enterprise and enjoyed a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2004 after utilizing all prior years’ tax losses. The income tax rate for SMIS for was 15% in 2016. (2015: 15% and 2014: 15%).

2)	Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)

In accordance with Circular No. 43 and Circular No. 1, SMIT is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022.

3)	Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)

In accordance with Circular No. 43 and Circular No. 1, SMIB is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2015 after utilizing all prior years’ tax losses. The income tax rate for SMIB was 0% from 2015 to 2019 and 12.5% from 2020 to 2024. After that, the income tax rate will be 15%.

SMIC 2016 Annual Report	166

10.	Income taxes (continued)

Deferred tax balances (continued)

4)	Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIC Shenzhen”), Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) and SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”)

In accordance with Circular No. 43, Circular No. 1 and Circular No. 27, SMIC Shenzhen, SMNC and SJ Jiangyin are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses on or before December 31, 2017. SMIC Shenzhen, SMNC and SJ Jiangyin were in accumulative loss positions as of December 31, 2016 and the tax holiday has not begun to take effect.

All the other PRC entities of SMIC are subject to income tax rate of 25%. Under the law of Italy on enterprise income tax, LFoundry’s income tax (IRES) rate is 24%.

Unused tax losses

At the end of the reporting period, no deferred tax asset was recognized in respect of tax losses of US$444.0 million (December 31, 2015: US$577.3 million and December 31, 2014: US$532.8 million) due to the unpredictability of future profit streams, of which US$160.4 million, US$16.1 million, US$30.4 million, US$78.7 million and US$158.2 million will expire in 2017, 2018, 2019, 2020 and 2021, respectively.

11.	Profit (loss) for the year

Profit (loss) for the year has been arrived at after charging (crediting)

11.1 Impairment losses (reversal of impairment losses) on trade receivables

	Year ended	Year ended	Year ended
	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Allowance on trade receivables (see Note 26)	201	528	1,616
Reversal of allowance on doubtful trade receivables (see Note 26)	(1,603)	(541)	(59)
Reversal of allowance on doubtful other receivables	(8,809)	—	—
	(10,211)	(13)	1,557

In 2016, the Group reversed a portion of the allowance on doubtful accounts due to collection of part of the trade and other receivables from customers.

167	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

11.	Profit (loss) for the year (continued)

Profit (loss) for the year has been arrived at after charging (crediting) (continued)

11.2 Depreciation and amortization expense

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Depreciation of property, plant and equipment	673,161	473,008	506,366
Amortization of intangible assets and land use right	56,705	50,541	43,102
Total depreciation and amortization expense	729,866	523,549	549,468

11.3 Employee benefits expense

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Wages, salaries and social security contributions	378,709	299,267	249,622
Bonus	123,313	107,859	50,157
Paid annual leave	—	66	796
Non-monetary benefits	31,686	21,414	17,231
Equity-settled share-based payments (Note 39)	14,210	18,329	18,388
Total employee benefits expense	547,918	446,935	336,194

11.4 Royalties expense

	Year Ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Royalties expense	37,023	36,262	26,344

SMIC 2016 Annual Report	168

11.	Profit (loss) for the year (continued)

Profit (loss) for the year has been arrived at after charging (crediting) (continued)

11.5 Government funding

Government funding under specific R&D projects

The Group received government funding (including those with primary condition that the Group should purchase, construct or otherwise acquire non-current assets) of US$181.1 million, US$40.2 million and US$57.3 million and recognized US$52.5 million US$34.3 million and US$37.4 million as reductions of certain R&D expenses in 2016, 2015 and 2014 for several specific R&D projects respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of R&D expenses until the milestones specified in the terms of the funding have been reached.

Government funding for specific intended use

The Group received government funding of US$21.1 million, US$7.6 million and US$21.7 million in 2016, 2015 and 2014, respectively. The Group recognized US$11.6 million, US$4.9 million and US$21.4 million as reduction of interest expense and recognized US$9.5 million, US$2.7 million and US$0.3 million as other operating income in 2016, 2015 and 2014, respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of interest expense or as other operating income until the requirements (if any) specified in the terms of the funding have been reached.

11.6 Auditors’ remuneration

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Audit services	1,529	1,322	1,568
Non-audit services	587	65	94

169	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

12.	Directors’ remuneration

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Salaries	2,367	2,384	2,216
Equity-settled share-based payments	2,214	1,550	1,305
	4,581	3,934	3,521

The equity-settled share-based payments granted to directors include both stock options and restricted share units (“RSUs”).

The Group granted 10,689,552, 30,917,241 and 7,773,789 options to purchase ordinary shares of the Company to the directors in 2016, 2015 and 2014, respectively (adjusted to 1,068,955, 3,091,724 and 777,378, respectively upon the effect of the Share Consolidation). During the year ended December 31, 2016, 18,000,000 stock options were exercised and 7,328,203 stock options were expired (adjusted to 1,800,000 stock options were exercised and 732,820 stock options were expired upon the effect of the Share Consolidation). During the year ended December 31, 2015, 18,353,433 stock options were exercised and 1,117,811 stock options were expired. And during the year ended December 31, 2014, 1,123,074 stock options were exercised and 3,369,223 stock options were expired.

The Group granted 10,689,552, 10,804,985 and 2,910,836 RSUs to purchase ordinary shares of the Company to the directors in 2016, 2015 and 2014, respectively (adjusted to 1,068,955, 1,080,498 and 291,083, respectively upon the effect of the Share Consolidation). During the year ended December 31, 2016, 14,118,507 RSUs automatically vested and no RSUs were forfeited (adjusted to 1,411,850 RSUs were vested and no RSUs were forfeited upon the effect of the Share Consolidation). During the year ended December 31, 2015, 12,377,826 RSUs automatically vested and no RSUs were forfeited. And during the year ended December 31, 2014, 12,250,480 RSUs automatically vested and no RSUs were forfeited.

In 2016, 2015 and 2014, no emoluments were paid by the Group to any of the directors as an inducement to join or upon joining the Group or as compensation for loss of office. Except for the waiver of all options previously granted to Ren Kai subject to his request on February 18, 2016, no directors waived any emoluments in 2016, 2015 and 2014.

SMIC 2016 Annual Report	170

12.	Directors’ remuneration (continued)

(a)	Independent non-executive directors

The fees paid or payable to independent non-executive directors of the Company during the year were as follows:

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2016
Lip-Bu Tan	100	156	256
William Tudor Brown	85	24	109
Sean Maloney*	72	23	95
Carmen I-Hua Chang	68	78	146
Shang-yi Chiang***	—	—	—
	325	281	606

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2015
Lip-Bu Tan	70	—	70
Frank Meng	28	6	34
William Tudor Brown	47	47	94
Sean Maloney*	50	46	96
Carmen I-Hua Chang	42	149	191
	237	248	485

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2014
Lip-Bu Tan	92	1	93
Frank Meng	76	18	94
William Tudor Brown	57	90	147
Sean Maloney*	62	87	149
Carmen I-Hua Chang	13	59	72
	300	255	555

There were no other emoluments payable to the independent non-executive directors during the year (2015: Nil and 2014: Nil).

171	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

12.	Directors’ remuneration (continued)

(b)	Executive directors and non-executive director

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2016
Executive directors:
Zhou Zixue	527	655	1,182
Tzu-Yin Chiu**	920	1,038	1,958
Gao Yonggang	413	82	495
	1,860	1,775	3,635
Non-executive director:
Chen Shangzhi	80	136	216
Zhou Jie	—	—	—
Ren Kai	63	22	85
Lu Jun	39	—	39
Li Yonghua (Alternate to Chen Shanzhi)****	—	—	—
	182	158	340

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2015
Executive directors:
Zhou Zixue	225	873	1,098
Zhang Wenyi	578	32	610
Tzu-Yin Chiu**	918	130	1,048
Gao Yonggang	376	201	577
	2,097	1,236	3,333
Non-executive director:
Chen Shangzhi	50	—	50
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)****	—	—	—
Ren Kai	—	66	66
	50	66	116

SMIC 2016 Annual Report	172

12.	Directors’ remuneration (continued)

(b)	Executive directors and non-executive director (continued)

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2014
Executive directors:
Zhang Wenyi	524	124	648
Tzu-Yin Chiu**	973	442	1,415
Gao Yonggang	307	399	706
	1,804	965	2,769
Non-executive director:
Chen Shangzhi	61	3	64
Lawrence Juen-Yee Lau	51	82	133
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)****	—	—	—
Chen Datong (Alternate to Lawrence Juen-Yee Lau)	—	—	—
	112	85	197

*	Sean Maloney resigned as independent non-executive director with effect from November 7, 2016.

**	Tzu-Yin Chiu is also the Chief Executive Officer of the Company.

***	Shang-yi Chiang was appointed as independent non-executive director with effect from December 20, 2016.

****	Li Yonghua resigned as alternate director of Chen Shanzhi with effect from February 24, 2017.

On February 18, 2016, Ren Kai waivered all granted options. There was no other arrangement under which a director waived or agreed to waive any remuneration during the year.

173	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

13.	Five highest paid employees

The five highest paid individuals during the year included two (2015: two and 2014: three) directors, details of whose remuneration are set out in Note 12 above. Details of the remuneration of the remaining three (2015: three and 2014: two) non-directors, highest paid individuals for the year are as follows:

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Salaries and other benefits	692	962	633
Bonus	611	636	328
Stock option benefits	412	552	473
	1,715	2,150	1,434

The bonus is determined on the basis of the basic salary and the performance of the Group and the individual.

In 2016, 2015 and 2014, no emoluments were paid by the Group to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

The number of non-director, highest paid individuals whose remuneration fell within the following bands is as follows:

	Number of employees
	2016	2015	2014
HK$4,000,001 (US$515,804) to HK$4,500,000 (US$580,278)	2	—	—
HK$4,500,001 (US$580,279) to HK$5,000,000 (US$644,754)	—	1	—
HK$5,000,001 (US$644,755) to HK$5,500,000 (US$709,229)	1	—	1
HK$5,500,001 (US$709,230) to HK$6,000,000 (US$773,704)	—	1	1
HK$6,000,001 (US$773,705) to HK$6,500,000 (US$838,180)	—	1	—
	3	3	2

SMIC 2016 Annual Report	174

14.	Earnings per share

	Year ended 12/31/16	Year ended* 12/31/15	Year ended* 12/31/14
	USD	USD	USD
Basic earnings per share	0.09	0.07	0.05
Diluted earnings per share	0.08	0.06	0.04

The Share Consolidation pursuant to the shareholders’ resolutions passed at an extraordinary general meeting of the Company held on December 6, 2016 is adjusted in the weighted average number of ordinary shares in issue as if the Share Consolidation had occurred at January 1, 2014, the beginning of the earliest period reported.

Basic earnings per share

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	Year ended 12/31/16	Year ended* 12/31/15	Year ended* 12/31/14
	USD’000	USD’000	USD’000
Profit for the year attributable to owners of the Company	376,630	253,411	152,969
Earnings used in the calculation of basic earnings per share	376,630	253,411	152,969
Weighted average number of ordinary shares for the purposes of basic earnings per share	4,221,765,945	3,896,041,667	3,381,916,274

The weighted average number of ordinary shares for the prior years have been adjusted to reflect the impact of the Share Consolidation.

*	The basic and diluted earnings per share for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

175	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

14.	Earnings per share (continued)

Diluted earnings per share

The earnings used in the calculation of diluted earnings per share are as follows:

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Earnings used in the calculation of basic earnings per share	376,630	253,411	152,969
Interest expense from convertible bonds	16,352	13,238	9,614
Earnings used in the calculation of diluted earnings per share	392,982	266,649	162,583

The weighted average number of ordinary shares used in the calculation of basic earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of diluted earnings per share as follows:

	Year ended 12/31/16	Year ended* 12/31/15	Year ended* 12/31/14
Weighted average number of ordinary shares used in the calculation of basic earnings per share	4,221,765,945	3,896,041,667	3,381,916,274
Employee option and restricted share units	36,240,710	36,944,830	34,303,032
Convertible bonds	575,099,614	393,257,100	293,129,351
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	4,833,106,269	4,326,243,597	3,709,348,657

During the year ended December 31, 2016, the Group had 19,757,421 weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2015, the Group had 40,367,017 weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2014, the Group had 52,886,012 weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

All the above numbers of ordinary shares for the prior years have been adjusted to reflect the impact of the Share Consolidation.

*	The basic and diluted earnings per share for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

SMIC 2016 Annual Report	176

15.	Dividend

The Board did not recommend the payment of any dividend for the year ended December 31, 2016 (December 31, 2015: Nil and December 31, 2014: Nil).

16.	Assets classified as held for sale

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Assets related to employee’s living quarters	50,813	72,197	44

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

17.	Property, plant and equipment

	Land	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
Balance at December 31, 2013	—	319,083	8,129,374	108,031	500,910	9,057,398
Transfer from (out) CIP	—	6,896	366,298	13,652	(386,846)	—
Addition	—	—	—	—	977,487	977,487
Disposals	—	(635)	(23,486)	(1,611)	(3,471)	(29,203)
Balance at December 31, 2014	—	325,344	8,472,186	120,072	1,088,080	10,005,682
Transfer from (out) CIP	—	263,476	985,820	14,966	(1,264,262)	—
Addition	—	—	—	—	1,498,201	1,498,201
Disposals	—	—	(53,550)	(180)	(654)	(54,384)
Reclassified as held for sale	—	—	—	—	(114,534)	(114,534)
Balance at December 31, 2015	—	588,820	9,404,456	134,858	1,206,831	11,334,965
Business combination	2,485	42,612	63,519	290	4,213	113,119
Transfer from (out) CIP	—	93,535	2,338,662	34,546	(2,466,743)	—
Addition	—	—	—	—	2,597,970	2,597,970
Disposals	—	—	(283,420)	(2,136)	(9,257)	(294,813)
Balance at December 31, 2016	2,485	724,967	11,523,217	167,558	1,333,014	13,751,241

177	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

17.	Property, plant and equipment (continued)

					Construction
			Plant and	Office	in progress
	Land	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation and impairment
Balance at December 31, 2013	—	108,473	6,303,714	88,179	28,198	6,528,564
Disposal	—	(170)	(21,687)	(1,610)	(867)	(24,334)
Depreciation expense	—	13,377	476,044	16,945	—	506,366
Balance at December 31, 2014	—	121,680	6,758,071	103,514	27,331	7,010,596
Disposal	—	—	(51,840)	(180)	(437)	(52,457)
Depreciation expense	—	13,858	451,027	8,123	—	473,008
Balance at December 31, 2015	—	135,538	7,157,258	111,457	26,894	7,431,147
Disposal	—	(289)	(33,917)	(2,136)	(11,611)	(47,953)
Depreciation expense	—	18,133	639,986	15,042	—	673,161
Impairment loss	—	—	—	—	7,529	7,529
Balance at December 31, 2016	—	153,382	7,763,327	124,363	22,812	8,063,884

	Land	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at December 31, 2014	—	203,664	1,714,115	16,558	1,060,749	2,995,086
Balance at December 31, 2015	—	453,282	2,247,198	23,401	1,179,937	3,903,818
Balance at December 31, 2016	2,485	571,585	3,759,890	43,195	1,310,202	5,687,357

Construction in progress

The construction in progress balance of approximately US$1,310 million as of December 31, 2016, primarily consisted of US$810 million of the manufacturing equipment acquired to further expand the production capacity at two 300mm fabs in Beijing, US$288 million of the manufacturing equipment acquired to further expand the production capacity at one 300mm fab and one 200mm fab in Shanghai, US$84 million of the manufacturing equipment acquired to further expand the production capacity at the 200mm fab in Shenzhen, US$13 million of the manufacturing equipment acquired to further expand the production capacity at the majority-owned 300mm bumping facility in Jiangyin, US$36 million of machinery and equipment acquired to more research and development activities at the subsidiary, SMIC Advanced Technology Research & Development (Shanghai) Corporation in Shanghai. In addition, US$79 million was related to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the end of 2017.

Impairment losses recognized in the year

In 2016, the Group recorded US$7.5 million (2015 and 2014: nil) impairment loss of equipment. The whole amount was recognized as other operating expense in profit or loss.

SMIC 2016 Annual Report	178

17.	Property, plant and equipment (continued)

Assets pledged as security

Property, plant and equipment with carrying amount of approximately US$631 million (2015: approximately US$324 million and 2014: approximately US$306 million) have been pledged to secure borrowings of the Group (see Note 31). The plant and equipment have been pledged as security for bank loans under a mortgage. The Group is not allowed to pledge these assets as security for other borrowings or to sell them to other entities.

Finance lease

The net carrying amount of the Group’s fixed assets held under finance leases included in the total amounts of facility machinery and equipment at December 31, 2016 was US$7.0 million (2015 and 2014: nil).

18.	Intangible assets

	Goodwill	Other intangible assets	Total
	USD’000	USD’000	USD’000
Cost
Balance at December 31, 2013	—	348,421	348,421
Additions	—	37,595	37,595
Expired and disposal	—	(15,295)	(15,295)
Balance at December 31, 2014	—	370,721	370,721
Additions	—	65,269	65,269
Expired and disposal	—	(44,813)	(44,813)
Balance at December 31, 2015	—	391,177	391,177
Business combination	3,933	8,088	12,021
Additions	—	67,936	67,936
Expired and disposal	—	(21,164)	(21,164)
Balance at December 31, 2016	3,933	446,037	449,970
Accumulated amortization and impairment
Balance at December 31, 2013	—	133,156	133,156
Amortization expense for the year	—	41,046	41,046
Expired and disposal	—	(11,303)	(11,303)
Balance at December 31, 2014	—	162,899	162,899
Amortization expense for the year	—	48,812	48,812
Expired and disposal	—	(44,813)	(44,813)
Balance at December 31, 2015	—	166,898	166,898
Amortization expense for the year	—	55,080	55,080
Expired and disposal	—	(20,589)	(20,589)
Balance at December 31, 2016	—	201,389	201,389
Balance at December 31, 2014	—	207,822	207,822
Balance at December 31, 2015	—	224,279	224,279
Balance at December 31, 2016	3,933	244,648	248,581

179	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

19.	Subsidiaries

Details of the Company’s subsidiaries at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of shares held	Paid up registered capital		Proportion of ownership interest held by the Company		Proportion of voting power held by the Company	Principal activities
Better Way Enterprises Limited (“Better Way”)#	Samoa	Ordinary	USD	1,000,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”)#	People’s Republic of China (the “PRC”)	Ordinary	USD	1,740,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America	Ordinary	USD	500,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)#	PRC	Ordinary	USD	1,000,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Japan	Japan	Ordinary	JPY	10,000,000	Directly	100%	100%	Provision of marketing related activities
SMIC Europe S.R.L	Italy	Ordinary	EUR	100,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands	Ordinary	USD	11,000	Directly	100%	100%	Investment holding
SMIC Commercial Shanghai Limited Company (formerly SMIC Consulting Corporation)	PRC	Ordinary	USD	800,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)#	PRC	Ordinary	USD	690,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation (“SMICD”)#	PRC	Ordinary	USD	5,000,000	Directly	100%	100%	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)#	British Virgin Islands	Ordinary	USD	10	Directly	100%	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands	Ordinary	USD	10	Directly	100%	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands	Ordinary	USD	10,000	Directly	100%	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SMIC Advanced Technology Research & Development (Shanghai) Corporation	PRC	Ordinary	USD	99,000,000	Directly	89.697%	89.697%	Manufacturing and trading of semiconductor products
SMIC Holdings Corporation	PRC	Ordinary	USD	50,000,000	Directly	100%	100%	investment holding
SJ Semiconductor Corporation	Cayman Islands	Ordinary and preferred	USD	5,668	Directly	56.045%	56.045%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)#	PRC	Ordinary	USD	10,400,000	Indirectly	100%	100%	Manufacturing and trading of solar cell related semiconductor products
Magnificent Tower Limited	British Virgin Islands	Ordinary	USD	50,000	Indirectly	100%	100%	investment holding
SMIC Hong Kong International Company Limited (formerly “SMIC Shanghai (HK) Company Limited”)	Hong Kong	Ordinary	HKD	1	Indirectly	100%	100%	investment holding
SMIC Beijing (HK) Company Limited	Hong Kong	Ordinary	HKD	1	Indirectly	100%	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong	Ordinary	HKD	1	Indirectly	100%	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong	Ordinary	HKD	1	Indirectly	100%	100%	Investment holding
SMIC Shenzhen (HK) Company Limited	Hong Kong	Ordinary	HKD	1	Indirectly	100%	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong	Ordinary	HKD	1,000	Indirectly	100%	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation	PRC	Ordinary	USD	127,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”)	PRC	Ordinary	USD	12,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)#	PRC	Ordinary	USD	2,400,000,000	Directly and indirectly	51%	51%	Manufacturing and trading of semiconductor products
China IC Capital Co., Ltd	PRC	Ordinary	RMB	777,000,000	Indirectly	100%	100%	Investment holding
Shanghai Hexin Investment Management Limited Partnership	PRC	Ordinary	RMB	50,000,000	Indirectly	99%	99%	Investment holding
Shanghai Rongxin Investment Management Limited Partnership	PRC	Ordinary		—	Indirectly	99%	99%	Investment holding
SJ Semiconductor (HK) Limited	Hong Kong	Ordinary	HKD	1,000	Indirectly	56.045%	56.045%	Investment holding
SJ Semiconductor (Jiangyin) Corp. (“SJ Jiangyin”)#	PRC	Ordinary	USD	259,500,000	Indirectly	56.045%	56.045%	Bumping and circuit probe testing activities
LFoundry S.r.l. (“LFoundry”)#	Italy	Ordinary	EUR	2,000,000	Indirectly	70%	70%	Manufacturing and trading of semiconductor products
Ningbo Semiconductor International Corporation	PRC	Ordinary	RMB	255,000,000	Indirectly	66.7606%	66.7606%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing South China Corporation	PRC	Ordinary		—	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SJ Semiconductor USA Co.	United States of America	Ordinary	USD	500,000	Indirectly	56.045%	56.045%	Provision of marketing related activities

#	Abbreviation for identification purposes.

SMIC 2016 Annual Report	180

19.	Subsidiaries (continued)

In June 2016, China IC Fund made a capital contribution of US$636 million into the registered capital of SMNC.

In September 2016, China IC Fund made another capital contribution of US$50 million into the registered capital of SJ Jiangyin.

On June 24, 2016, the Company entered into a purchase and sale agreement to acquire 70% of the corporate capital of LFoundry in consideration of EUR49 million. The acquisition was completed on July 29, 2016.

On October 14, 2016, Ningbo Semiconductor International Corporation was jointly established by China IC Capital (the wholly-owned subsidiary of SMIC), Ningbo Senson Electronics Technology Co., Ltd, and Beijing Integrated Circuit Design and Testing Fund.

On December 1, 2016, Semiconductor Manufacturing South China Corporation was established by SMIC Holdings Corporation and SMIC Shanghai.

Details of non-wholly owned subsidiaries that have material non-controlling interests (“NCI”)

The table below shows details of a non-wholly owned subsidiary of the Company that have material non-controlling interests:

Name of company	Place of establishment and operation	Proportion of ownership interests and voting rights held by non-controlling interests			Profit (loss) allocated to non- controlling interests			Accumulated non-controlling interests
		12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14
					USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)	Beijing, PRC	49.0%	45.0%	45.0%	(55,868)	(25,596)	(26,353)	1,069,703	371,446	335,057
SJ Semiconductor Corporation	Cayman Islands	44.0%	44.7%	49.0%	(3,545)	(5,077)	(424)	136,458	79,621	24,076
Total					(59,413)	(30,673)	(26,777)	1,206,161	451,067	359,133

Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”, the Company’s majority owned subsidiary in Beijing) shared part of the Group’s advance-technology R&D expenses in 2016, had start-up cost in 2015 and shared part of the Group’s advance-technology R&D expenses in 2014, which also caused the change in loss of year attributable to non-controlling interests.

According to the joint venture agreements entered into by the Group and the NCI of SMNC, additional capital injection into SMNC was completed in 2016, 2015 and 2014. The additional capital injection from NCI amounted to US$754.1 million in 2016, US$61.9 million in 2015 and US$252 million in 2014 respectively.

According to the joint venture agreements entered into by the Company and the NCI of SJ Semiconductor Corporation, additional capital injection into SJ Semiconductor Corporation was completed in 2016, 2015 and 2014. The additional capital injection from NCI amounted to US$60.0 million in 2016, US$60.0 million in 2015 and US$24.5 million in 2014 respectively.

Summarized financial information in respect of the Company’s subsidiary that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intragroup eliminations.

181	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

19.	Subsidiaries (continued)

SMNC

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Current assets	1,103,214	381,640	659,596
Non-current assets	1,807,207	917,719	550,859
Current liabilities	(409,898)	(350,298)	(347,217)
Non-current liabilities	(327,995)	(123,626)	(118,667)
Net assets	2,172,528	825,435	744,571
Equity attributable to owners of the Company	1,102,825	453,989	409,514
Non-controlling interests	1,069,703	371,446	335,057

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Revenue	243,715	4,721	—
Expense	(339,910)	(64,032)	(65,058)
Other (expense) income	(19,480)	2,430	6,496
Loss for the year	(115,675)	(56,881)	(58,562)
Loss attributable to owners of the Company	(59,807)	(31,285)	(32,209)
Loss attributable to the non-controlling interests	(55,868)	(25,596)	(26,353)
Loss for the year	(115,675)	(56,881)	(58,562)
Other comprehensive income attributable to owners of the Company	—	—	—
Other comprehensive income attributable to the non-controlling interests	—	—	—
Other comprehensive income for the year	—	—	—
Total comprehensive loss attributable to owners of the Company	(59,807)	(31,285)	(32,209)
Total comprehensive loss attributable to the non-controlling interests	(55,868)	(25,596)	(26,353)
Total comprehensive loss for the year	(115,675)	(56,881)	(58,562)
Dividends paid to non-controlling interests	—	—	—
Net cash (outflow) inflow from operating activities	(13,082)	(71,817)	7,758
Net cash outflow from investing activities	(1,627,788)	(173,535)	(436,449)
Net cash inflow from financing activities	1,655,011	137,500	560,000
Net cash inflow (outflow)	14,141	(107,852)	131,309

SMIC 2016 Annual Report	182

19.	Subsidiaries (continued)

SJ Semiconductor Corporation and its subsidiaries

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Current assets	224,737	164,495	49,901
Non-current assets	102,790	66,772	59
Current liabilities	(11,656)	(18,904)	(825)
Non-current liabilities	(5,421)	(34,331)	—
Net assets	310,450	178,032	49,135
Equity attributable to owners of the Company	173,992	98,411	25,059
Non-controlling interests	136,458	79,621	24,076

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Revenue	12,782	1,543	—
Expense	(27,300)	(9,621)	(175)
Other income (expense)	6,564	(3,274)	(690)
Loss for the year	(7,954)	(11,352)	(865)
Loss attributable to owners of the Company	(4,409)	(6,275)	(441)
Loss attributable to the non-controlling interests	(3,545)	(5,077)	(424)
Loss for the year	(7,954)	(11,352)	(865)
Other comprehensive income attributable to owners of the Company	—	—	—
Other comprehensive income attributable to the non-controlling interests	—	—	—
Other comprehensive income for the year	—	—	—
Total comprehensive loss attributable to owners of the Company	(4,409)	(6,275)	(441)
Total comprehensive loss attributable to the non-controlling interests	(3,545)	(5,077)	(424)
Total comprehensive loss for the year	(7,954)	(11,352)	(865)
Dividends paid to non-controlling interests	—	—	—
Net cash outflow from operating activities	(1,194)	(9,841)	(38)
Net cash outflow from investing activities	(147,752)	(60,336)	(67)
Net cash inflow from financing activities	109,291	175,211	50,000
Net cash (outflow) inflow	(39,655)	105,034	49,895

183	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

20.	Investments in associates

Details of the Company’s associates, which are all unlisted companies, at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of share held	Proportion of ownership interest and voting power held by the Group
			12/31/16	12/31/15	12/31/14
Toppan SMIC Electronic (Shanghai) Co., Ltd (“Toppan”)	Shanghai, PRC	Ordinary	30.0%	30.0%	30.0%
Zhongxin Xiecheng Investment (Beijing) Co., Ltd (“Zhongxin Xiecheng”)	Beijing, PRC	Ordinary	49.0%	49.0%	49.0%
Brite Semiconductor Corporation	Cayman Island	Ordinary	47.3%	47.8%	47.8%
Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”)	Jiangsu, PRC	Ordinary	19.6%	19.6%	NA
Sino IC Leasing Co., Ltd. (“Sino IC Leasing”)	Shanghai, PRC	Ordinary	11.4%*	8.8%*	NA
China Fortune-Tech Capital Co., Ltd (“China Fortune-Tech”)	Shanghai, PRC	Ordinary	30.0%	45.0%	45.0%
Beijing Wu Jin Venture Investment Center (Limited Partnership) (“WuJin”)**	Beijing, PRC	Ordinary	32.6%	32.6%	32.6%
Shanghai Fortune-Tech Qitai Invest Center (Limited Partnership) (“Fortune-Tech Qitai”)**	Shanghai, PRC	Ordinary	33.0%	33.0%	NA
Shanghai Fortune-Tech Zaixing Invest Center (Limited Partnership) (“Fortune-Tech Zaixing”)**	Shanghai, PRC	Ordinary	66.2%*	66.2%*	NA
Suzhou Fortune-Tech Oriental Invest Fund Center (Limited Partnership) (“Fortune-Tech Oriental”)**	Jiangsu, PRC	Ordinary	44.8%	44.8%	NA
Juyuan Juxin Integrated Circuit Fund (“Juyuan Juxin”)**	Shanghai, PRC	Ordinary	40.9%	NA	NA

*	In accordance with investment agreements, the Group has significant influence over Fortune-Tech Zaixing and Sino IC Leasing.

**	The Group invested in these associates indirectly though China IC Capital Co., Ltd (the “Fund”), a wholly-owned investment fund company of SMIC, as set out in Note 19. The Fund is intended to invest primarily in integrated circuits related fund products and investment projects. The Group’s joint ventures and available-for-sale investments invested indirectly through the Fund are disclosed in Note 21 and Note 23, respectively.

All of these associates are accounted for using the equity method in these consolidated financial statements.

In December 2014, the Company entered into an investment agreement through SilTech Shanghai with Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”) and China Integrated Circuit Industry Investment Fund Co., Ltd., (“China IC Fund”) to set up Changjiang Xinke. The Group paid US$102 million to obtain 19.6% of total shares and 1 of 7 board seats. Changjiang Xinke and China IC Fund set up Suzhou Changdian Xinpeng Investment Ltd., Co. (“Changdian Xinpeng”) which acquired STATS ChipPAC Limited (“STATS ChipPAC”), a public company listed in Singapore capital market before acquired by Changdian Xinpeng. The investment was made in 2015 and the acquisition was completed in the same year.

SMIC 2016 Annual Report	184

20.	Investments in associates (continued)

Furthermore, JCET granted the Group an option to sell the shares of Changjiang Xinke to JCET at an exercise price equivalent to the Group’s initial investment plus an annual return rate at any time after STATS ChipPAC was acquired. Please refer to Note 22.

On April 27, 2016, SilTech Shanghai and JCET entered into a disposal agreement (“Disposal Agreement”), pursuant to which SilTech Shanghai agreed to sell its 19.61% equity interest in Changjiang Xinke to JCET in consideration of RMB664 million, which will be satisfied by JCET’s issue of 43,229,166 shares of JCET to SilTech Shanghai at RMB15.36 per share. On the same day, SilTech Shanghai and JCET entered into a subscription agreement (“Subscription Agreement”), pursuant to which SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 shares of JCET in consideration of an aggregate subscription price of RMB2,655 million in cash. As of the date of this report, the China Securities Regulatory Commission (“CSRC”), has granted conditional approval for both the disposal agreement and the subscription agreement but the related conditions have not been satisfied. Please refer to Note 45 for details.

Toppan

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Current assets	53,716	51,661	44,538
Non-current assets	17,205	22,554	28,789
Current liabilities	(2,246)	(2,062)	(311)
Non-current liabilities	—	—	—
Net assets	68,675	72,153	73,016

	Year ended	Year ended	Year ended
	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Total revenue	20,711	20,782	23,796
Profit for the year	1,178	3,267	5,493
Other comprehensive income for the year	—	—	—
Total comprehensive income for the year	1,178	3,267	5,493
Dividends received from the associate during the year	—	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Net assets of the associate	68,675	72,153	73,016
Proportion of the Group’s ownership interest in Toppan	30%	30%	30%
Carrying amount of the Group’s interest in Toppan	20,603	21,646	21,905

185	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

20.	Investments in associates (continued)

Changjiang Xinke and its subsidiaries

	12/31/16	12/31/15
	USD’000	USD’000
Current assets	509,827	445,709
Non-current assets	1,753,411	1,837,445
Current liabilities	(572,489)	(581,838)
Non-current liabilities	(1,210,124)	(1,093,368)
Net assets	480,625	607,948
Equity attributable to owners of the associate	370,224	455,862
Non-controlling interests	110,401	152,086

	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000
Total revenue	1,148,462	519,582
Loss for the year	(100,606)	(67,135)
Loss attributable to owners of the associate	(78,260)	(65,589)
Loss attributable to the non-controlling interests	(22,346)	(1,546)
Loss for the year	(100,606)	(67,135)
Other comprehensive income for the year	30,582	16,224
Total comprehensive loss for the year	(70,024)	(50,911)
Total comprehensive loss attributable to owners of the associate	(54,629)	(51,473)
Total comprehensive (loss) income attributable to the non-controlling interests	(15,395)	562
Total comprehensive loss for the year	(70,024)	(50,911)
Dividends received from the associate during the year	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/16	12/31/15
	USD’000	USD’000
Equity attributable to owners of the associate	370,224	455,862
Proportion of the Group’s ownership interest in Changjiang Xinke	19.6%	19.6%
Carrying amount of the Group’s interest in Changjiang Xinke	72,601	89,395

SMIC 2016 Annual Report	186

20.	Investments in associates (continued)

Fortune-Tech Zaixing

	12/31/16	12/31/15
	USD’000	USD’000
Current assets	12,720	15,513
Non-current assets	8,520	7,581
Current liabilities	(1)	(3)
Non-current liabilities	—	—
Net assets	21,239	23,091

	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000
Total revenue	—	—
Loss for the year	(329)	(178)
Other comprehensive income for the year	—	—
Total comprehensive loss for the year	(329)	(178)
Dividends received from the associate during the year	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/16	12/31/15
	USD’000	USD’000
Net assets of the associate	21,239	23,091
Proportion of the Group’s ownership interest in Fortune-Tech Zaixing	66.2%	66.2%
Carrying amount of the Group’s interest in Fortune-Tech Zaixing	14,087	15,292

187	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

20.	Investments in associates (continued)

Sino IC Leasing and its subsidiaries

	12/31/16	12/31/15
	USD’000	USD’000
Current assets	702,570	502,454
Non-current assets	1,859,267	21,374
Current liabilities	(117,287)	(8,679)
Non-current liabilities	(1,653,206)	(190,021)
Net assets	791,344	325,128
Equity attributable to owners of the associate	776,959	325,128
Non-controlling interests	14,385	—

	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000
Total revenue	36,085	2,437
Profit for the year	12,986	3,761
Profit attributable to owners of the associate	12,938	3,761
Profit attributable to the non-controlling interests	48	—
Profit for the year	12,986	3,761
Other comprehensive income for the year	3,594	—
Total comprehensive income for the year	16,580	3,761
Total comprehensive income attributable to owners of the associate	16,532	3,761
Total comprehensive income attributable to the non-controlling interests	48	—
Total comprehensive income for the year	16,580	3,761
Dividends received from the associate during the year	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/16	12/31/15
	USD’000	USD’000
Equity attributable to owners of the associate	776,959	325,128
Proportion of the Group’s ownership interest in Sino IC Leasing	11.4%	8.8%
Carrying amount of the Group’s interest in Sino IC Leasing	88,651	28,736

SMIC 2016 Annual Report	188

20.	Investments in associates (continued)

Juyuan Juxin

12/31/16
USD’000
Current assets	47,494
Current liabilities	(7)
Net assets	47,487

Year ended
12/31/16
USD’000
Total revenue	—
Loss for the year	(1,893)
Other comprehensive income for the year	—
Total comprehensive loss for the year	(1,893)
Dividends received from the associate during the year	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

12/31/16
USD’000
Net assets of the associate	47,487
Proportion of the Group’s ownership interest in Juyuan Juxin	40.9%
Carrying amount of the Group’s interest in Juyuan Juxin	19,408

189	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

21.	Investments in joint ventures

Details of the Group’s joint ventures, which are all unlisted companies invested indirectly through China IC Capital Co., Ltd, at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of share held	Proportion of ownership interest and voting power held by the Group
			12/31/16	12/31/15	12/31/14
Shanghai Xinxin Investment Centre (Limited Partnership) (“Shanghai Xinxin”)	Shanghai, PRC	Ordinary	49.0%	49.0%	NA
Shanghai Chengxin Investment Center (Limited Partnership) (“Shanghai Chengxin”)	Shanghai, PRC	Ordinary	42.0%	42.0%	NA

Summarized financial information in respect of the Group’s material joint venture is set out below.

Shanghai Xinxin

	12/31/16	12/31/15
	USD’000	USD’000
Current assets	10,679	4,917
Non-current assets	13,283	28,631
Current liabilities	(7)	(3,287)
Non-current liabilities	—	—
Net assets	23,955	30,261

	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000
Total revenue	—	—
Profit (loss) for the year	4,540	(609)
Other comprehensive income for the year	—	—
Total comprehensive income (loss) for the year	4,540	(609)
Dividends received from the joint venture during the year	2,027	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	12/31/16	12/31/15
	USD’000	USD’000
Net assets of the joint venture	23,955	30,261
Proportion of the Group’s ownership interest in Shanghai Xinxin	49.0%	49.0%
Carrying amount of the Group’s interest in Shanghai Xinxin	11,740	14,829

SMIC 2016 Annual Report	190

22.	Derivative financial instrument

As of December 31, 2016, the amount of the derivative financial instrument was US$32.9 million (2015: US$30.2 and 2014: nil), which is a put option granted by JCET to sell the shares of Changjiang Xinke to JCET, pursuant to an investment exit agreement entered into by SilTech Shanghai (a subsidiary of the Company), JCET and Jiangsu Xinchao Technology Group Co., Ltd (a substantial shareholder of JCET). The fair value change of the derivative financial instrument was US$2.7 million for the year ended 2016 (2015: US$30.2 million and 2014: nil). Please refer to Note 20 for more details of the put option, refer to Note 40 for valuation techniques of the put option and refer to Note 45 for the latest status of the put option.

23.	Other assets

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Available-for-sale investment	21,966	19,750	15,081
MPS Bonds	4,634	—	—
Others	16,270	12,328	15,786
Non-current	42,870	32,078	30,867

Available-for-sale investment are primarily fund companies and investment projects invested indirectly through China IC Capital Co., Ltd in the integrated circuits industry.

As of December 31, 2016, other assets also included an amount of US$4.6 million (EUR4.4 million), relating to the bonds investment (“MPS Bonds”) which were pledged against long-term borrowings from Cassa Depositie Prestiti and MPS Capital Services S.p.A..

24.	Other financial assets

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Derivatives
Foreign currency forward contracts	—	172	—
Short-term investments
Financial products sold by banks	24,931	257,583	616,862
Bank deposits will mature over 3 months	6,612	25,125	27,209
	31,543	282,880	644,071

25.	Inventories

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Raw materials	126,526	88,134	65,598
Work in progress	280,216	225,475	179,047
Finished goods	57,474	73,717	71,396
	464,216	387,326	316,041

The cost of inventories recognized as an expense (income) during the year in respect of inventory provision (reversal) was US$3.7 million (2015: US$(13.3) million and 2014: US$29.6 million).

191	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

26.	Trade and other receivables

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Trade receivables	491,018	399,200	424,661
Allowance for doubtful debts	(1,491)	(41,976)	(42,014)
	489,527	357,224	382,647
Other receivables and refundable deposits	156,295	142,622	73,741
	645,822	499,846	456,388

The Group determines credit terms mostly ranging from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Group.

The Group determines its allowance for doubtful debts based on the Group’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Group provides allowance for doubtful debts based on recoverable amount by making reference to the age category of the remaining receivables and subsequent settlement. The Group’s allowance for doubtful debts excludes receivables from a limited number of customers due to their high credit worthiness. The Group recognized US$0.2 million, US$0.5 million and US$1.6 million of allowance for doubtful debts respectively during the year ended December 31, 2016, 2015 and 2014 respectively. The Group reviews, analyzes and adjusts allowance for doubtful debts on a monthly basis.

In evaluating the customers’ credit quality, the Group used an internal system based on each customer’s operation size, financial performance, listing status, payment history and other qualitative criteria. These criteria are reviewed and updated annually. Based on such evaluation, the Group believes the recoverability of those receivables that are not impaired is reasonably assured.

Trade receivables

Of the trade receivables balance at the end of the year of 2016, 2015 and 2014, US$289.7 million, US$207.1 million and US$199.0 million respectively are due from the Group’s four largest customers.

The following is an aged analysis of trade receivables presented based on the invoice date at the end of the reporting period.

Age of receivables

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Within 30 days	274,087	177,542	167,137
31–60 days	179,453	151,377	122,387
Over 60 days	37,478	70,281	135,137
Total	491,018	399,200	424,661

SMIC 2016 Annual Report	192

26.	Trade and other receivables (continued)

Trade receivables (continued)

Age of receivables (continued)

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting for which the Group has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Current	444,145	312,479	270,220
Past due but not impaired
Within 30 days	34,872	39,737	55,412
31–60 days	8,875	3,534	20,915
Over 60 days	1,635	1,474	36,100
Total	489,527	357,224	382,647
Average overdue days	27	23	74

Movement in the allowance for doubtful debts

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Balance at beginning of the year	41,976	42,014	44,643
Addition in allowance for doubtful debts	201	528	1,616
Amounts written off during the year as uncollectible	(39,083)	(25)	(4,186)
Reversal of allowance for doubtful debts	(1,603)	(541)	(59)
Balance at end of the year	1,491	41,976	42,014

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

In 2016, the Group wrote off the exempted receivables and reversed collected part of trade receivables from customers.

Age of impaired trade receivables

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Within 30 days	283	315	306
31–60 days	463	122	338
Over 60 days	745	41,539	41,370
Total	1,491	41,976	42,014

193	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

27.	Restricted cash

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Restricted cash
Non-current	20,080	—	—
Current	337,699	302,416	238,051
	357,779	302,416	238,051

1)	Restricted cash — non current

As of December 31, 2016, the non-current restricted cash consisted of US$20.1 million (EUR19.1 million) of bank time deposits pledged against long-term borrowings from MPS Capital Services S.p.A. of US$1.9 million (EUR1.8 million) and from Cassa Depositie Prestiti of US$17.1 million (EUR16.3 million). In addition, a bank time deposit of US$1.1 million (EUR1.0 million) relating to a security deposit made with the Abruzzo Regional Government for the Integrated Environmental Authorization associated with the treatment plant for some special waste.

2)	Restricted cash — current

As of December 31, 2016, 2015 and 2014, the current restricted cash consisted of US$2.9 million, US$1.1 million and US$0.6 million, respectively of bank time deposits pledged against letters of credit and short-term borrowings, and US$191.9 million, US$74.0 million and US$135.4 million, respectively of government funding received mainly for the reimbursement of research and development expenses to be incurred.

As of December 31, 2016 and 2015 the current restricted cash of US$142.9 million and US$227.3 million were from low interest cost entrusted loans granted by CDB Development Fund through China Development Bank, which is designated to be used for future capacity expansion. The Group expects to spend the restricted cash within the next 12 months.

As of December 31, 2014 the current restricted cash of US$102 million was for the co-investment in the proposed acquisition of STATS ChipPAC through Changjiang Xinke, a company established in the PRC. On June 18, 2015, the amount of US$102 million was applied as a capital contribution for 19.6% equity interest in Changjiang Xinke, which was accounted as an associate of the Group.

SMIC 2016 Annual Report	194

28.	Shares and issued capital

Fully paid ordinary shares

	Number of shares	Share capital	Share premium
		USD’000	USD’000
Balance at December 31, 2013	32,112,307,101	12,845	4,089,846
Issuance of shares under the Company’s employee share option plan (see Note 39)	215,677,649	86	18,422
Ordinary shares issued at June 12, 2014	2,590,000,000	1,036	196,161
Ordinary shares issued at November 21, 2014	669,468,952	268	51,523
Ordinary shares issued at November 27, 2014	268,642,465	107	20,678
Balance at December 31, 2014	35,856,096,167	14,342	4,376,630
Issuance of shares under the Company’s employee share option plan (see Note 39)	232,284,137	93	20,819
Ordinary shares issued at June 8, 2015	4,700,000,000	1,880	397,580
Ordinary shares issued at September 25, 2015	323,518,848	130	27,392
Ordinary shares issued at October 9, 2015	961,849,809	385	81,440
Balance at December 31, 2015	42,073,748,961	16,830	4,903,861
Issuance of shares under the Company’s employee share option plan (see Note 39)	329,531,926	132	35,367
Conversion of convertible bonds during the year	105,128,132	42	11,023
Adjustment arising from the Share Consolidation	(38,257,568,118)	—	—
Issuance of shares under the Company’s employee share option plan after the Share Consolidation
(see Note 39)	2,081,358	8	697
Balance at December 31, 2016	4,252,922,259	17,012	4,950,948

The Company proposed to implement the Share Consolidation on the basis that every ten issued and unissued shares of US$0.0004 each of the Company will be consolidated into one ordinary share of US$0.004 each. The proposed share consolidation was approved by the Company’s shareholders at the Extraordinary General Meeting held on December 6, 2016 and the Share Consolidation became effective on December 7, 2016.

On February 12, 2015, the Company entered into a share purchase agreement with China Integrated Circuit Industry Investment Fund Co., Ltd., (the “China IC Fund”). Pursuant to the share purchase agreement, the Company proposed to issue 4,700,000,000 new ordinary shares (the “Placing of New Shares”) to the China IC Fund at a consideration of approximately HK$3,098.71 million. On June 8, 2015, the Placing of New Shares was completed and the Company issued 4,700,000,000 new ordinary shares to Xinxin (Hongkong) Capital Co., Limited, a wholly-owned subsidiary of the China IC Fund, at the issue price of HK$0.6593 per ordinary share. The net proceeds were recorded as share capital of approximately US$1.9 million and share premium of approximately US$397.6 million in the statements of financial position. Net proceeds of issue were measured after deducting directly attributable transaction costs of the share issue.

195	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

28.	Shares and issued capital (continued)

Fully paid ordinary shares (continued)

On November 6, 2008 and April 18, 2011, respectively, the Company entered into share purchase agreements with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”) and Country Hill Limited (“Country Hill”) which granted each of Datang Holdings (Hongkong) Investment Company Limited (“Datang”) and Country Hill a pre-emptive right to subscribe for additional shares if the Company issues new shares to other investors. On March 2, 2015, the Company received irrevocable notices from both Datang and Country Hill about exercising their pre-emptive right as a result of the Placing of New Shares. On June 11, 2015, Datang and Country Hill entered into agreements with the Company (“2015 Datang Pre-emptive Share Purchase Agreement” and “2015 Country Hill Pre-emptive Share Purchase Agreement”, respectively) to subscribe for 961,849,809 ordinary shares and 323,518,848 ordinary shares, respectively, at a price of HK$0.6593 per share. On September 25, 2015, Country Hill subscribed 323,518,848 ordinary shares of the Company. On October 9, 2015, Datang subscribed 961,849,809 ordinary shares of the Company.

Fully paid ordinary shares, which have a par value of US$0.004 (after the Share Consolidation), carry one vote per share and carry a right to dividends.

Stock incentive plans

The Company has adopted the stock incentive plans under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers (Note 39).

29.	Reserves

Equity-settled employee benefits reserve

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Balance at beginning of year	70,459	64,540	55,177
Arising on share-based payments	13,838	18,088	18,388
Transfer to share premium	(18,594)	(12,169)	(9,025)
Balance at end of year	65,703	70,459	64,540

The above equity-settled employee benefits reserve related to share options and RSUs granted by the Company to the Group’s employees and service providers under stock incentive plans. Items included in equity-settled employee benefits reserve will not be reclassified subsequently to profit or loss. Further information about share-based payments to employees and service providers is set out in Note 39.

SMIC 2016 Annual Report	196

29.	Reserves (continued)

Foreign currency translation reserve

Items that may be reclassified subsequently to profit or loss

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Balance at beginning of year	(3,956)	4,229	4,553
Exchange differences arising on translating the foreign operations	(18,131)	(8,185)	(324)
Balance at end of year	(22,087)	(3,956)	4,229

Exchange differences relating to the translation of the results and net assets of the Group’s foreign operations from their functional currencies to the Group’s presentation currency (i.e. United States dollars) are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. Exchange differences previously accumulated in the foreign currency translation reserve (in respect of translating both the net assets of foreign operations and hedges of foreign operations) are reclassified to profit or loss on the disposal/deconsolidation of the foreign operation.

Change in value of available-for-sale financial assets

	12/31/16	12/31/15
	USD’000	USD’000
Balance at beginning of year	447	—
Change in value of available-for-sale financial assets during this year	798	447
Balance at end of year	1,245	447

The changes in the carrying amount of available-for-sale financial assets, which were initially recognized at fair value plus transaction costs and subsequently carried at fair value, recognized in other comprehensive income and accumulated under the heading of investments revaluation reserve. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

197	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

29.	Reserves (continued)

Convertible bonds equity reserve

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Balance at beginning of year	29,564	29,564	15,210
Recognition of the equity component of convertible bonds	52,935	—	14,354
Conversion options exercised during the year	(821)	—	—
Balance at end of year	81,678	29,564	29,564

The conversion option from the issuance of convertible bonds classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible bond) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share premium. Where the conversion option remains unexercised at the maturity date of the convertible bond, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Defined benefit plan reserve

12/31/16
USD’000
Balance at beginning of year	—
Actuarial gains on defined benefit plan	1,520
Balance at end of year	1,520

The new addition of the defined benefit obligation was due to the business combination of LFoundry. LFoundry’s employees are entitled to a defined benefit plan. Actuarial gains and losses can result from increases or decreases in the present value of a defined benefit obligation due to experience adjustments or changes in actuarial assumptions. Please refer to Note 35 for details.

Cash flow hedges

12/31/16
USD’000
Balance at beginning of year	—
Loss recognized during this year	(34,627)
Balance at end of year	(34,627)

The hedging reserve is used to record gains or losses on derivatives that are designated and qualify as cash flow hedges and that are recognized in other comprehensive income, as described in note 40. Amounts will be reclassified to profit or loss when the associated hedged transaction affects profit or loss.

SMIC 2016 Annual Report	198

30.	Accumulated deficit

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required or allowed to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of registered capital of the relevant subsidiaries. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the relevant subsidiaries under PRC regulations. The staff welfare and bonus reserve is determined by the board of directors of the respective PRC subsidiaries and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2016 the Company did not make any appropriation to non-distributable reserves. As of December 31, 2016, 2015 and 2014, the accumulated non-distributable reserve was US$30 million, US$30 million and US$30 million respectively.

In addition, due to restrictions on the distribution of paid-in capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ paid-in capital of US$6,560 million at December 31, 2016 is considered restricted.

As a result of these PRC laws and regulations, as of December 31, 2016, reserve and capital of approximately US$6,590 million was not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2016, 2015 and 2014 the Company did not declare or pay any cash dividends on the ordinary shares.

199	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

31.	Borrowings

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
At amortized cost
Short-term commercial bank loans (i)	176,957	62,872	115,084
	176,957	62,872	115,084
Long-term debt by contracts
2013 USD Loan (SMIC Shanghai) (ii)	10,760	10,760	221,520
2015 USD Loan (SMIC Shanghai) (iii)	39,641	52,854	—
2015 RMB Loan I (SMIC Shanghai) (iv)	144,155	154,095	—
2015 RMB Loan II (SMIC Shanghai) (v)	68,473	73,195	—
2015 EXIM RMB Loan (SMIC Shanghai) (vi)	72,077	73,966	—
2013 EXIM USD Loan (SMIC Beijing) (vii)	—	—	40,000
2013 CIDC RMB Entrust loan (SMIC Beijing) (viii)	—	—	2,450
2014 EXIM RMB Loan (SMIC Beijing) (ix)	—	36,983	39,200
2015 CDB RMB Loan (SMIC Beijing) (x)	28,110	30,048	—
2016 CDB RMB Loan (SMIC Beijing) (xi)	210,466	—	—
2016 EXIM RMB Loan I (SMIC Beijing) (xii)	34,597	—	—
2016 EXIM RMB Loan II (SMIC Beijing) (xiii)	57,662	—	—
2016 EXIM RMB Loan (SMIC) (xiv)	72,077	—	—
2015 RMB Entrust Loan (SJ Jiangyin) (xv)	—	14,331	—
2015 CDB USD Loan (SJ Jiangyin) (xvi)	2,000	20,000	—
2014 Cassa Depositie Prestiti loan (LFoundry) (xvii)	26,026	—	—
2014 MPS Capital Service loan (LFoundry) (xviii)	4,578	—	—
2014 Citizen Finetech Miyota Loan (LFoundry) (xix)	3,926	—	—
Finance Lease Payables (xx)	7,057	—	—
Loans from non-controlling interests shareholders (xxi)	1,627	—	—
Others (xxii)	482,579	—	—
	1,265,811	466,232	303,170
Less: current maturities of long-term debt	32,217	50,196	46,970
Non-current maturities of long-term debt	1,233,594	416,036	256,200
Borrowing by repayment schedule:
Within 1 year	209,174	113,068	162,054
Within 1–2 years	171,900	15,830	125,200
Within 2–5 years	698,070	172,916	131,000
Over 5 years	363,624	227,290	—
	1,442,768	529,104	418,254

SMIC 2016 Annual Report	200

31.	Borrowings (continued)

Summary of borrowing arrangements

(i)	As of December 31, 2016, the Group had 34 short-term credit agreements that provided total credit facilities up to US$2,050.8 million on a revolving credit basis. As of December 31, 2016, the Group had drawn down US$177.0 million under these credit agreements. The outstanding borrowings under these credit agreements are unsecured. The interest rate on this loan facility ranged from 0.98% to 3.48% in 2016.

(ii)	In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 300mm fab. The facility is secured by the manufacturing equipment located in the SMIS’ 300mm fab. As of December 31, 2016, SMIS had drawn down US$260 million and repaid US$249.2 million on this loan facility. The outstanding balance of US$10.8 million is repayable from February 2018 to August 2018. The interest rate on this loan facility ranged from 5.03% to 5.71% in 2016. SMIS was in compliance with the related financial covenants as of December 31, 2016.

(iii)	In April 2015, SMIS entered into a loan facility in the aggregate principal amount of US$66.1 million with US Export-Import Bank. This five-year bank facility was used to finance the planned expansion for SMIS’ 300mm fab. The facility is secured by the manufacturing equipment located in the SMIS’ 300mm fab. As of December 31, 2016, SMIS had drawn down US$66.1 million and repaid US$26.5 million on this loan facility. The outstanding balance of US$39.6 million is repayable from June 2017 to December 2019. The interest rate on this loan facility ranged from 1.21% to 2.3% in 2016. SMIS was in compliance with the related financial covenants as of December 31, 2016.

(iv)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000 million with China Development Bank, which is guaranteed by SMIC. This fifteen-year bank facility was used for new SMIS’ 300mm fab. As of December 31, 2016, SMIS had drawn down RMB1,000 million (approximately US$144.2 million) on this loan facility. The outstanding balance is repayable from November 2021 to November 2030. The interest rate on this loan facility was 1.20% in 2016.

(v)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB475 million with China Development Bank, which is guaranteed by SMIC. This ten-year bank facility was used to expand the capacity of SMIS’ 300mm fab. As of December 31, 2016, SMIS had drawn down RMB475 million (approximately US$68.5 million) on this loan facility. The outstanding balance is repayable from December 2018 to December 2025. The interest rate on this loan facility was 1.20% in 2016.

(vi)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB480 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31,2016, SMIS had drawn down RMB500 million (approximately US$72.1 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2016.

201	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

31.	Borrowings (continued)

Summary of borrowing arrangements (continued)

(vii)	In June 2013, SMIB entered into a USD loan, a twenty-six-month working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which was unsecured. This twenty-six-month bank facility was used for working capital purposes. The principal amount was repaid in August 2015.

(viii)	In June 2013, SMIB entered into an RMB loan, a two-year working capital entrust loan facility in the principal amount of RMB70 million with China Investment Development Corporation through China CITIC Bank, which was unsecured. This two-year entrust loan facility was used for working capital purposes. The principal amount was repaid in May 2015.

(ix)	In December 2014, SMIB entered into an RMB loan, a two-year working capital loan facility in the principal amount of RMB240 million with The Export-Import Bank of China, which was unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2016, SMIB had drawn down RMB240 million (approximately US$34.6 million) on this loan facility. The principal amount was repaid in December 2016. The interest rate on this loan facilities was 2.65% in 2016.

(x)	In December 2015, SMIB entered into an RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB195 million with China Development Bank, which is unsecured. As of December 31, 2016, SMIB had drawn down RMB195 million (approximately US$28.1 million) on this loan facility. The principal amount is repayable from December 2017 to December 2030. The interest rate on this loan facility was 1.20% in 2016.

(xi)	In May 2016, SMIB entered into the new RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB1,460 million with China Development Bank, which is guaranteed by SMIC. As of December 31, 2016, SMIB had drawn down RMB1,460 million (approximately US$210.5 million) on this loan facility. The principal amount is repayable from May 2018 to May 2031. The interest rate on this loan facility was 1.20% in 2016.

(xii)	In December 2016, SMIB entered into the new RMB loan, a two-year working capital loan facility in the principal amount of RMB240 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2016, SMIB had drawn down RMB240 million (approximately US$34.6 million) on this loan facility. The principal amount is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2016.

(xiii)	In January 2016, SMIB entered into the new RMB loan, a three-year working capital loan facility in the principal amount of RMB400 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2016, SMIB had drawn down RMB400 million (approximately US$57.7 million) on this loan facility. The principal amount is repayable in January 2019. The interest rate on this loan facility was 2.65% in 2016.

SMIC 2016 Annual Report	202

31.	Borrowings (continued)

Summary of borrowing arrangements (continued)

(xiv)	In May 2016, SMIC entered into a loan facility in the aggregate principal amount of RMB500 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2016, SMIC had drawn down RMB500 million (approximately US$72.1 million) on this loan facility. The outstanding balance is repayable in May 2019. The interest rate on this loan facility was 2.75% in 2016.

(xv)	In July 2015, SJ Jiangyin entered into an RMB loan of zero-interest rate, a five-year working capital loan facility in the principal amount of RMB93 million with Jiangyin Science and Technology New City Investment Management Company Ltd, which was unsecured. As of December 31, 2016, SJ Jiangyin had drawn down RMB93 million (approximately US$13.4 million) on this loan facility and repaid the outstanding balance in advance in July 2016.

(xvi)	In September 2015, SJ Jiangyin entered into a USD loan, a seven-year working capital loan facility in the principal amount of US$44.5 million with China Development Bank. This bank facility was used to expand the capacity of SJ Jiangyin’s 300mm bumping fab. The facility is guaranteed by SMIB. As of December 31, 2016, SJ Jiangyin had drawn down US$20 million and repaid US$18 million on this loan facility. The outstanding balance of US$2.0 million is repayable from September 2017 to September 2022. The interest rate on this loan facility ranged from 4.20% to 4.23% in 2016.

(xvii)	In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR35.8 million with Cassa Depositie Prestiti. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR16.3 million the MPS bonds of EUR4.0 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2016, LFoundry had drawn down EUR35.8 million and repaid EUR7.9 million on this loan facility. The outstanding balance of EUR28.4 million (its present value is EUR24.7 million, approximately US$26.0 million) including principal amount of EUR27.9 million and interest cash flow of EUR0.5 million is repayable from June 2017 to December 2023. The interest rate on this loan facility was 0.5% in 2016. LFoundry was in compliance with the related financial covenants as of December 31, 2016.

(xviii)	In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR4.0 million with MPS Capital Service. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR1.8 million, the MPS bonds of EUR0.4 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2016, LFoundry had drawn down EUR4.0 million on this loan facility. The outstanding balance of EUR5.2 million (its present value is EUR4.3 million, approximately US$4.6 million) including principal amount of EUR4.0 million and interest cash flow of EUR1.2 million is repayable from June 2020 to December 2023. The interest rate on this loan facility was approximately 6% in 2016. LFoundry was in compliance with the related financial covenants as of December 31, 2016.

203	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

31.	Borrowings (continued)

Summary of borrowing arrangements (continued)

(xix)	In June 2014, LFoundry entered into a loan facility in the aggregate principal amount of JPY480 million with Citizen Finetech Miyota Co. Ltd. This five-year facility was used to finance the planned expansion of LFoundry’s 200mm fab. The facility is secured by the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2016, LFoundry had drawn down JPY480 million on this loan facility. The outstanding balance of JPY499.4 million (approximately US$3.9 million) including principal amount of JPY480 million and interest cash flow of JPY19.4 million is repayable from June 2017 to December 2019. The interest rate on this loan facility was 4.04% in 2016. LFoundry was in compliance with the related financial covenants as of December 31, 2016.

(xx)	In 2016, a leasing contract entered into by the Group with one of its suppliers for the construction and installation of gas generation equipment. This transaction was accounted for a finance leasing with remaining lease term of 5 years. As at December 31, 2016, the total net future minimum lease payments was US$7.1 million.

As of December 31, 2016, the total future minimum lease payments under finance leases and their present values (Effective interest rate was 3.68%) were as follows:

	Minimum lease payments	Present value
	USD’000	USD’000
Amounts payable:
Within one year	1,529	1,363
In the second year	1,529	1,349
In the third to fifth years	4,589	4,345
Total minimum finance lease payments	7,647	7,057
Less: future finance cost charges	(590)
Total net finance lease payables	7,057
Less: current portion of finance lease payables	(1,363)
Non-current portion of finance lease payables	5,694

(xxi)	During 2016, LFoundry entered into a loan facility in the aggregate principal amount of EUR15.0 million from non-controlling interests shareholders of LFoundry. This seven-year facility was in relation to the construction of the new co-generation. LFoundry had drawn down EUR1.5 million on this loan facility. The outstanding balance of EUR1.5 million (approximately US$1.6 million) is repayable from September 2018 to December 2023. The interest rate on this loan facility was 3.5% in 2016.

(xxii)	Other borrowings represented US$482.6 million (2015 and 2014: nil) of borrowings under three financing arrangements entered into by the Group with third-party financing companies in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the financing arrangements. As the repurchase prices are set at below US$1.00 which are minimal compared to the expected fair value and the Group is certain that it will exercise the repurchase options, the above financing arrangements have been accounted for as collateralized borrowings of the Group.

As of December 31, 2016, property, plant and equipment and land use right with carrying amount of approximately US$631 million (2015: US$324 million and 2014: US$308 million) have been pledged to secure borrowings of the Group.

SMIC 2016 Annual Report	204

32.	Convertible bonds

(i)	Issue of US$200 million zero coupon convertible bonds due 2018

The Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$200,000,000 on November 7, 2013 (the “Original Bonds”).

The principal terms of the Original Bonds are as follows:

(1)	Denomination of the Original Bonds — The Original Bonds are denominated in USD.

(2)	Maturity date — Five years from the date of issuance, which is November 7, 2018 (“Maturity Date”).

(3)	Interest — The Original Bonds do not bear any cash interest.

(4)	Conversion —

a)	Conversion price — The price is HK$0.7965 per each new share to be issued upon conversion of the Original Bonds (“Conversion Share”), subject to anti-dilutive adjustment in accordance with the terms of the bonds, including subdivision, reclassification or consolidation of shares of the Company, capitalization of profits or reserves, capital distribution, issuance of options or rights, and certain other events. With the Share Consolidation effective on December 7, 2016, the conversion price was adjusted to HK$7.965 per share.

b)	Conversion period — The Bondholder has the right to convert the Original Bonds into shares at any time on or after December 18, 2013 up to the close of business on the date falling seven days prior to the Maturity Date or if such bonds shall have been called or put for redemption at any time before the Maturity Date, then up to the close of business on a date no later than seven days prior to the date fixed for redemption, which is discussed below.

c)	Number of Conversion Shares issuable — 1,946,817,325 Conversion Shares will be issued upon full conversion of the Original Bonds based on the initial conversion price of HK$0.7965 (translated at the fixed exchange rate of HK$7.7532 = US$1.0 as pre-determined). With the Share Consolidation effective on December 7, 2016, the number of Conversion Shares were adjusted to 194,681,732 Conversion Shares.

205	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

32.	Convertible bonds (continued)

(i)	Issue of US$200 million zero coupon convertible bonds due 2018 (continued)

(5)	Redemption —

a)	At the option of the Company:

(I)	Redemption at maturity — The Company will redeem the outstanding Original Bonds at principal amount on the Maturity Date.

(II)	Redemption for tax reasons — The Company will redeem all and not only some of the Original Bonds at their principal amount, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Bondholders on the date specified in the Tax Redemption Notice.

(III)	Redemption at the Option — The Company may redeem all and not only some of the Original Bonds on the date specified in the Option Redemption Notice at their principal amount at any time after November 7, 2015, provided that the Closing Price of a Share at least 120 percent of the Conversion Price then in effect immediately prior to the date upon which notice of such redemption is given. If at any time the aggregate principal amount of the outstanding Original Bonds is less than 10% of the aggregate principal amount originally issued, the Issuer may redeem all and not only some of such outstanding Original Bonds at their principal amount.

b)	At the option of the Bondholder:

(I)	Redemption on change of control — Upon the occurrence of a Change of Control, the Bondholder will have the right, at such holder’s option, to require the Company to redeem all or some only of such holder’s bonds on the Change of Control put date at their principal amount of the Original Bonds.

(II)	Redemption at the option — The holders of each Bond will have the right at such holder’s option, to require the Issuer to redeem all or some only of the Original Bonds of such holder on the Optional Put Date (on November 7, 2016) at their principal amount.

(6)	Purchase — The Issuer or any of their respective Subsidiaries may, subject to applicable laws and regulations, at any time and from time to time purchase the Original Bonds at any price in the open market or otherwise.

(7)	Cancellation — All the Original Bonds which are redeemed, converted or purchased by the Issuer or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all the Original Bonds cancelled will be forwarded to or to the order of the Registrar and such Original Bonds may not be reissued or resold.

SMIC 2016 Annual Report	206

32.	Convertible bonds (continued)

(i)	Issue of US$200 million zero coupon convertible bonds due 2018 (continued)

The Original Bonds issued at November 7, 2013 is a compound instrument included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Original Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Original Bonds was approximately US$179.4 million and the equity component was approximately US$15.2 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	200,000
Transaction cost	(5,400)
Liability component at the date of issue	(179,390)
Equity component	15,210

Subsequent to the initial recognition, the liability component of the Original Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Bonds was 3.69% per annum. The movement of the liability component and equity component of the Original Bonds for the year ended December 31, 2016 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at December 31, 2013	180,563	15,210	195,773
Interest charged during 2014	6,593	—	6,593
As at December 31, 2014	187,156	15,210	202,366
Interest charged during 2015	6,910	—	6,910
As at December 31, 2015	194,066	15,210	209,276
Interest charged during 2016	4,525	—	4,525
Conversion options exercised during 2016	(10,244)	(821)	(11,065)
As at December 31, 2016	188,347	14,389	202,736

In 2016, the convertible bonds with the principal amount of US$10.8 million converted into 105,128,132 ordinary shares (adjusted to 10,512,813 ordinary shares upon the effect of the Share Consolidation).

The rest of the equity component will remain in the convertible bond equity reserve until the embedded conversion option is exercised or the Original Bonds mature.

207	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

32.	Convertible bonds (continued)

(ii)	Issue of US$86.8 million zero coupon convertible bonds due 2018

On May 29, 2014, the Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$54,600,000 to Datang and an aggregate principal amount of US$32,200,000 to Country Hill (collectively, the “Original Pre-emptive Bonds”). The issue price was 100% of the aggregate principal amount of the Original Pre-emptive Bonds and the terms and conditions of the Original Pre-emptive Bonds are the same in all respects as those for the Original Bonds except for the issue date (details have been set out in Note 32(i)). The Original Pre-emptive Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Original Pre-emptive Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Original Pre-emptive Bonds was approximately US$81.2 million and the equity component was approximately US$5.6 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	86,800
Liability component at the date of issue	(81,235)
Equity component	5,565

Subsequent to the initial recognition, the liability component of the Original Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Pre-emptive Bonds was 2.78% per annum. The movement of the liability component and equity component of the Original Pre-emptive Bonds for the year ended December 31, 2016 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at May 29, 2014	81,235	5,565	86,800
Interest charged during 2014	1,315	—	1,315
As at December 31, 2014	82,550	5,565	88,115
Interest charged during 2015	2,292	—	2,292
As at December 31, 2015	84,842	5,565	90,407
Interest charged during 2016	1,562	—	1,562
As at December 31, 2016	86,404	5,565	91,969

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Original Pre-emptive Bonds mature.

The Original Pre-emptive Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

SMIC 2016 Annual Report	208

32.	Convertible bonds (continued)

(iii)	Issue of US$95 million zero coupon convertible bonds due 2018

On June 24, 2014, the Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$95,000,000 (the “Further Bonds”). The issue price was 101.5% of the aggregate principal amount of the Further Bonds and the terms and conditions of the Further Bonds are the same in all respects as those for the Original Bonds except for the issue date (details have been set out in Note 32(i)). The Further Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Further Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Further Bonds was approximately US$87.1 million and the equity component was approximately US$7.1 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	95,000
Premium of convertible bonds	1,425
Transaction cost	(2,187)
Liability component at the date of issue	(87,090)
Equity component	7,148

Subsequent to the initial recognition, the liability component of the Further Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Further Bonds was 3.79% per annum. The liability component and equity component of the Further Bonds for the year ended December 31, 2016 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at June 24, 2014	87,090	7,148	94,238
Interest charged during 2014	1,650	—	1,650
As at December 31, 2014	88,740	7,148	95,888
Interest charged during 2015	3,362	—	3,362
As at December 31, 2015	92,102	7,148	99,250
Interest charged during 2016	2,465	—	2,465
As at December 31, 2016	94,567	7,148	101,715

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Further Bonds mature.

The Further Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

209	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

32.	Convertible bonds (continued)

(iv)	Issue of US$22.2 million zero coupon convertible bonds due 2018

On December 4, 2014, the Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$22,200,000 to Datang (the “Further Pre-emptive Bonds”). The issue price was 101.5% of the aggregate principal amount of the Further Pre-emptive Bonds and the terms and conditions of the Further Pre-emptive Bonds are the same in all respects as those for the Original Bonds except for the issue date (details have been set out in Note 32(i)). The Further Pre-emptive Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Further Pre-emptive Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Further Pre-emptive Bonds was approximately US$20.9 million and the equity component was approximately US$1.6 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	22,200
Premium of convertible bonds	333
Liability component at the date of issue	(20,892)
Equity component	1,641

Subsequent to the initial recognition, the liability component of the Further Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Further Pre-emptive Bonds was 3.22% per annum. The liability component and equity component of the Further Pre-emptive Bonds for the year ended December 31, 2016 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at December 4, 2014	20,892	1,641	22,533
Interest charged during 2014	56	—	56
As at December 31, 2014	20,948	1,641	22,589
Interest charged during 2015	674	—	674
As at December 31, 2015	21,622	1,641	23,263
Interest charged during 2016	461	—	461
As at December 31, 2016	22,083	1,641	23,724

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Further Pre-emptive Bonds mature.

The Further Pre-emptive Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

SMIC 2016 Annual Report	210

32.	Convertible bonds (continued)

(v)	Issue of US$450 million zero coupon convertible bonds due 2022

The Company issued convertible bonds at a par value of US$250,000 each with an aggregate principal amount of US$450,000,000 on July 7, 2016 (the “2016 Bonds”).

The principal terms of the 2016 Bonds are as follows:

(1)	Denomination of the 2016 Bonds — The 2016 Bonds are denominated in USD.

(2)	Maturity date — Six years from the date of issuance, which is July 7, 2022 (“Maturity Date”).

(3)	Interest — The 2016 Bonds do not bear interest unless, upon due presentation thereof, payment of principal or premium (if any) is improperly withheld or refused. In such event, such unpaid amount shall bear interest at the rate of 2.0 per cent. per annum.

(4)	Conversion —

a)	Conversion price — The price is HK$0.9250 per each new share to be issued upon conversion of the 2016 Bonds (“Conversion Share”), subject to anti-dilutive adjustment in accordance with the terms of the bonds, including subdivision, reclassification or consolidation of shares of the Company, capitalization of profits or reserves, capital distribution, issuance of options or rights, and certain other events. With the Share Consolidation effective on December 7, 2016, the conversion price was adjusted to HK$9.250 per share.

b)	Conversion period — The Bondholder has the right to convert the 2016 Bonds into shares at any time on or after August 17, 2016 up to the close of business on the date falling seven days prior to the Maturity Date or if such bonds shall have been called for redemption before the Maturity Date, the conversion period will end at the close of business on the seventh day before the date fixed for redemption, which is discussed below.

c)	Number of Conversion Shares issuable -3,778,881,081 Conversion Shares will be issued upon full conversion of the 2016 Bonds based on the initial conversion price of HK$0.9250 (translated at the fixed exchange rate of HK$7.7677 = US$1.0 as pre-determined). With the Share Consolidation effective on December 7, 2016, the number of Conversion Shares were adjusted to 377,888,108 Conversion Shares.

211	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

32.	Convertible bonds (continued)

(v)	Issue of US$450 million zero coupon convertible bonds due 2022 (continued)

(5)	Redemption —

a)	At the option of the Company:

(I)	Redemption at maturity — The Company will redeem the outstanding 2016 Bonds at principal amount on the Maturity Date.

(II)	Redemption for tax reasons — The Company will redeem all and not only some of the 2016 Bonds at their principal amount, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Bondholders on the date specified in the Tax Redemption Notice.

(III)	Redemption at the Option — The Company may, having given not less than 45 nor more than 60 days’ notice, redeem all and not some only of the Bonds at any time after July 7, 2020 at their principal amount if the Closing Price of a share for any 20 consecutive Trading Days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is given, was at least 130% of the Conversion Price then in effect immediately prior to the date upon which notice of such redemption is given. If at any time the aggregate principal amount of the outstanding 2016 Bonds is less than 10% of the aggregate principal amount originally issued, the Issuer may redeem all and not only some of such outstanding 2016 Bonds at their principal amount.

b)	At the option of the Bondholder:

(I)	Redemption on change of control — Upon the occurrence of a Change of Control, the Bondholder will have the right, at such holder’s option, to require the Company to redeem all or some only of such holder’s bonds on the Change of Control put date at their principal amount of the 2016 Bonds.

(II)	Redemption at the option — The holders of each Bond will have the right at such holder’s option, to require the Issuer to redeem all or some only of the 2016 Bonds of such holder on July 7, 2020 at their principal amount.

(6)	Purchase — The Issuer or any of their respective Subsidiaries may, subject to applicable laws and regulations, at any time and from time to time purchase the 2016 Bonds at any price in the open market or otherwise.

(7)	Cancellation — All the 2016 Bonds which are redeemed, converted or purchased by the Issuer or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all the 2016 Bonds cancelled will be forwarded to or to the order of the Registrar and such 2016 Bonds may not be reissued or resold.

SMIC 2016 Annual Report	212

32.	Convertible bonds (continued)

(v)	Issue of US$450 million zero coupon convertible bonds due 2022 (continued)

The 2016 Original Bonds issued at July 7, 2016 is a compound instrument included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the 2016 Original Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the 2016 Original Bonds was approximately US$387.9 million and the equity component was approximately US$52.9 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	450,000
Transaction cost	(9,194)
Liability component at the date of issue	(387,871)
Equity component	52,935

Subsequent to the initial recognition, the liability component of the 2016 Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the 2016 Bonds was 3.78% per annum. The liability component and equity component of the Further Pre-emptive Bonds for the year ended December 31, 2016 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at July 7, 2016	387,871	52,935	440,806
Interest charged during 2016	7,339	—	7,339
As at December 31, 2016	395,210	52,935	448,145

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the 2016 Bonds mature.

213	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

33.	Short-term and medium-term notes

On June 7 and June 8, 2016, the Company issued the one-year short-term notes of RMB600 million (approximately US$90.5 million) and the three-year medium-term notes of RMB1,500 million (approximately US$226.2 million) through National Association of Financial Market Institutional Investors (“NAFMII”). The short-term notes carry a coupon interest rate of 2.99% per annum with note interest payable annually on June 7, 2017 and the medium-term notes carry a coupon interest rate of 3.35% per annum with interest due annually on June 8, 2017, June 8, 2018 and June 10, 2019. As at the issue date, the net book value of the liabilities of short-term notes amounted to RMB600 million (approximately US$90.5 million) and the net book value of the liabilities of medium-term notes amounted to RMB1,485.2 million (approximately US$223.9 million).

	Short-term	Medium-
	Notes	term notes
	USD’000	USD’000
Principal amount	90,465	226,162
Transaction cost	—	(2,226)
Notes payable as at the issue date	90,465	223,936

The movement of the short-term and medium-term notes for the period ended December 31, 2016 is set out below:

	Short-term	Medium-
	Notes	term notes
	USD’000	USD’000
As at the date of issue	90,465	223,936
Interest charged during 2016	1,509	4,625
Interest payable recognized in 2016	(1,509)	(4,225)
Foreign exchange gain	(3,972)	(9,834)
As at December 31, 2016	86,493	214,502

Based on the issuance quota approved by NAFMII on April 11, 2016, the Company plans to issue the rest quota of the medium-term notes and short-term notes within 2 years.

34.	Bonds payable

On October 7, 2014, the Company issued 5-year unsecured corporate bonds for a total amount of US$500 million. The corporate bonds carry a coupon interest rate of 4.125% with bond interest payable semi-annually on March 31 and September 30. As at the issue date, the net book value of the liabilities amounted to US$491.2 million after the deduction of (1) a discount of US$5.2 million and (2) issue expenses of US$3.6 million.

USD’000
Principal amount	500,000
Discount of bonds payable	(5,185)
Transaction cost	(3,634)
Bonds payable	491,181

SMIC 2016 Annual Report	214

34.	Bonds payable (continued)

The movement of the corporate bonds for the year ended December 31, 2016 is set out below:

USD’000
As at October 7, 2014	491,181
Interest charged during 2014	5,554
Interest payable recognized during 2014	(5,156)
As at December 31, 2014	491,579
Interest charged during 2015	22,253
Interest payable recognized during 2015	(20,625)
As at December 31, 2015	493,207
Interest charged during 2016	22,327
Interest payable recognized during 2016	(20,625)
As at December 31, 2016	494,909

35.	Other liabilities

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Bonus accrued	—	48,000	—
Defined benefit obligation	24,213	—	—
Others	13,284	17,761	—
	37,497	65,761	—

Defined Benefit Plan

Trattamento di Fine Rapport (“TFR”) relates to the amounts that employees in Italy are entitled to receive when they leave the Group and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions, the entitlement may be partially advanced to an employee during the employee’s working life.

Under the amendments of the Italian legislation in the first half of 2007, companies with at least 50 employees are obliged to transfer the TFR to the “Treasury Fund” managed by the Italian state-owned social security body (“INPS”) or to supplementary pension funds. Prior to the amendments, accruing TFR for employees of all Italian companies could be managed by the Group itself.

Consequently, the Italian companies’ obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19 revised, of “Defined contribution plans” whereas the amounts recorded in the TFR liability retain the nature of “Defined benefit plans”. Accordingly, TFR liability consists of the residual obligation for TFR until December 31, 2006. This is an unfunded defined benefit plan as the benefits have already been almost entirely earned, with the sole exception of future revaluations. Since 2007 the scheme has been classified as a defined contribution plan, and the companies under IFRS recognize the associated cost, being the required contributions to the pension funds, over the period in which the employee renders service.

The Group operates defined benefit plans in Italy under broadly similar regulatory frameworks, which is an unfunded plan where the Group meets the benefit payment obligation as it falls due. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. The TFR in payment is generally updated in line with the retail price index.

215	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

35.	Other liabilities (continued)

Defined Benefit Plan (continued)

The amounts recognized in the statement of financial position and the movements in the net defined benefit obligation over the year are as follows:

For the 5 months ended 12/31/16
USD’000
August 1, 2016	27,569
Current service cost	—
Past service cost	—
Interest expense/(income)	87
Total amount recognized in profit or loss	87
Actuarial (gains)/losses:
Gain from change in financial assumptions	(1,520)
Total amount recognized in other comprehensive income	(1,520)
Exchange differences	(1,875)
Contribution to employees	(48)
December 31, 2016	24,213

The significant actuarial assumptions were as follows:

12/31/16
Discount rate (%)	1.37%
Inflation rate (%)	1.50%
Salary growth rate (%)	1.50%
Labor turnover rate (%)	2.65%
Probability of request of advances of TFR (%)	1.50%
Percentage required in case of advance (%)	70.00%

12/31/16
Number of employees with TFR	1,421
Average age (years)	46
Average seniority (years)	20
Weighted average duration of defined benefit obligation (years)	13

SMIC 2016 Annual Report	216

35.	Other liabilities (continued)

Defined Benefit Plan (continued)

The sensitivity analysis of the defined benefit obligation was as follows:

Var. (%)
Discount rate (+0.5%)	–6.05%
Discount rate (-0.5%)	6.61%
Rate of payments increases (+20%)	–0.57%
Rate of payments decreases (-20%)	0.63%
Rate of price inflation increases (+0.5%)	3.94%
Rate of price inflation decreases (-0.5%)	–3.86%
Rate of salary increases (+0.5%)	0.00%
Rate of salary decreases (-0.5%)	0.00%
Increase the retirement age (+1 year)	0.38%
Decrease the retirement age (-1 year)	–0.40%
Increase longevity (+1 year)	0.00%
Decrease longevity (-1 year)	0.00%

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit liability recognized in the statement of financial position.

36.	Trade and other payables

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Trade payables	781,161	885,438	645,414
Advance receipts from customers	60,157	72,865	54,724
Deposit received	41,324	47,468	77,296
Other payable	57,911	41,995	16,927
	940,553	1,047,766	794,361

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

As of December 31, 2016, 2015 and 2014, trade payables were US$781.2 million, US$885.4 million and US$645.4 million, within which the payables for property, plant and equipment were US$483.0 million, US$660.7 million and US$425.1 million, respectively.

217	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

36.	Trade and other payables (continued)

The following is an aged analysis of accounts payable presented based on the invoice date at the end of the reporting period.

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Within 30 days	630,896	788,936	555,556
Between 31 to 60 days	43,984	36,596	25,729
Over 60 days	106,281	59,906	64,129
	781,161	885,438	645,414

An aged analysis of the accounts payable is as follows:

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Current	659,094	814,553	599,584
Overdue:
Within 30 days	55,394	24,554	12,520
Between 31 to 60 days	7,658	10,458	4,954
Over 60 days	59,015	35,873	28,356
	781,161	885,438	645,414

37.	Accrued liabilities

The amounts of accrued liabilities as of December 31, 2016, 2015 and 2014 were US$230.5 million, US$132.5 million and US$131.1 million, within which the amounts of accrued payroll expenses were US$163.6 million, US$71.5 million and US$62.5 million, respectively.

38.	Other financial liabilities

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Derivatives carried at fair value through profit or loss (FVTPL)
Cross currency swap contracts — cash flow hedges:
Non-current	74,170	—	—
Current	6,348	—	—
Cross currency swap contracts:
Current	—	1,459	—
	80,518	1,459	—

Please refer to Note 40 for more details.

SMIC 2016 Annual Report	218

39.	Share-based payments

Stock incentive plans

The Company’s stock incentive plans allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Group.

Stock option plan

The options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted.

Restricted share units (“RSUs”)

The Company adopted the Equity Incentive Plan (“EIP”) whereby the Company provided additional incentives to the Group’s employees, directors and external consultants through the issuance of restricted shares, RSUs and stock appreciation rights to the participants at the discretion of the Board of Directors. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant.

The fair value of each RSU granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted.

Share option plan for subsidiaries (“Subsidiary Plan”)

The options granted under the Subsidiary Plan shall entitle a participant of the Subsidiary Plan to purchase a specified number of subsidiary shares during a specified period at the price fixed by the relevant subsidiary committee at the time of grant or by a method specified by the relevant subsidiary committee at the time of grant and expire 10 years from the date of grant. The options vest over a requisite service period of four years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted.

The expense recognized for employee services received during the year is shown in the following table:

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	14,210	18,329	18,388

219	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

39.	Share-based payments (continued)

Movements during the year

(i)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year (excluding RSUs and Subsidiary Plan):

	2016	2016	2015	2015	2014	2014
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at January 1	1,002,955,779	US$0.08	1,163,627,269	US$0.08	1,320,383,853	US$0.09
Granted during the period	20,766,519	US$0.09	56,565,258	US$0.10	153,998,051	US$0.10
Forfeited and expired during the period	(64,230,833)	US$0.12	(87,928,903)	US$0.14	(161,539,854)	US$0.15
Exercised during the period	(213,776,770)	US$0.07	(129,307,845)	US$0.07	(149,214,781)	US$0.06
Adjustment arising from the Share Consolidation	(671,143,936)	NA	NA	NA	NA	NA
After the Share Consolidation:
Forfeited and expired during the period	(6,637)	US$1.08	NA	NA	NA	NA
Exercised during the period	(2,081,358)	US$0.77	NA	NA	NA	NA
Outstanding at December 31	72,482,764	US$0.82	1,002,955,779	US$0.08	1,163,627,269	US$0.08
Exercisable at December 31	50,708,535	US$0.77	513,197,994	US$0.08	489,477,234	US$0.09

As at December 31, 2016, the number of outstanding share options granted have been adjusted for the effect of the Share Consolidation and 50,708,535 share options were exercisable (December

31 2015: 513,197,994 and December 31, 2014: 489,477,234 before the Share Consolidation adjustment being effective).

The weighted average remaining contractual life for the share options outstanding as at December 31, 2016 was 5.29 years (2015: 6.04 years and 2014: 6.59 years).

The range of exercise prices for options outstanding at the end of the year was from US$0.23 to US$1.48 upon the effect of the Share Consolidation (2015: from US$0.02 to US$0.15 and 2014: from US$0.02 to US$0.22 before the Share Consolidation adjustment being effective).

The weighted average closing price of the Company’s shares immediately before the dates while the share options were exercised was US$0.12, adjusted to US$1.24 upon the effect of the Share Consolidation (2015: US$0.11 and 2014: US$0.10 before the Share Consolidation adjustment being effective).

During the year ended December 31, 2016, share options were granted on May 25, 2016, September 12, 2016 and November 18, 2016. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04, US$0.04 and US$0.05, respectively (adjusted to US$0.36, US$0.42 and US$0.52 respectively upon the effect of the Share Consolidation).

During the year ended December 31, 2015, share options were granted on February 24, 2015, May 20, 2015 and September 11, 2015. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04, US$0.04 and US$0.05, respectively.

SMIC 2016 Annual Report	220

39.	Share-based payments (continued)

Movements during the year (continued)

(i)	(continued)

During the year ended December 31, 2014, share options were granted on June 12, 2014 and November 17, 2014. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04 and US$0.05, respectively.

The following table list the inputs to the Black Scholes Pricing models used for the option granted during the years ended 31 December 2016, 2015 and 2014 respectively:

	2016	2015	2014
Dividend yield (%)	—	—	—
Expected volatility	44.80%	46.13%	50.93%
Risk-free interest rate	1.39%	1.61%	1.67%
Expected life of share options	6 years	6 years	5 years

The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the options are based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

(ii)	The following table illustrates the number and weighted average fair value (“WAFV”) of, and movements in, RSUs during the year (excluding stock option plan and Subsidiary Plan):

	2016	2016	2015	2015	2014	2014
	Number	WAFV	Number	WAFV	Number	WAFV
Outstanding at January 1	304,512,677	US$0.10	274,057,667	US$0.09	233,158,731	US$0.07
Granted during the period	87,382,469	US$0.09	146,852,985	US$0.11	114,726,892	US$0.11
Forfeited during the period	(11,104,112)	US$0.10	(13,421,683)	US$0.10	(7,365,088)	US$0.09
Exercised during the period	(115,755,156)	US$0.09	(102,976,292)	US$0.08	(66,462,868)	US$0.07
Adjustment arising from the Share Consolidation	(238,532,301)	NA	NA	NA	NA	NA
After share consolidation:
Forfeited during the period	(14,425)	US$1.03	NA	NA	NA	NA
Outstanding at December 31	26,489,152	US$0.98	304,512,677	US$0.10	274,057,667	US$0.09

As at December 31, 2016, the number of outstanding RSUs granted adjusted to 26,489,152 upon the effect of the Share Consolidation (December 31 2015: 304,512,677 and December 31, 2014: 274,057,667 before the Share Consolidation adjustment being effective).

The weighted average remaining contractual life for the RSUs outstanding as at December 31, 2016 was 8.37 years (2015: 8.69 years and 2014: 8.75 years).

221	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

39.	Share-based payments (continued)

Movements during the year (continued)

(ii)	(continued)

The weighted average closing price of the Company’s shares immediately before the dates on which the RSUs were exercised was US$0.08, adjusted to US$0.83 upon the effect of the Share Consolidation (2015: US$0.09 and 2014: US$0.08 before the Share Consolidation adjustment being effective).

During the year ended December 31, 2016, RSUs were granted on May 25, 2016, September 12, 2016 and November 18, 2016. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.08, US$0.11 and US$0.14 respectively (adjusted to US$0.82, US$1.11 and US$1.39 respectively upon the effect of the Share Consolidation).

During the year ended December 31, 2015, RSUs were granted on May 20, 2015, September 11, 2015 and November 23, 2015. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.11, US$0.09 and US$0.11.

During the year ended December 31, 2014, RSUs were granted on November 17, 2014. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.11.

The following table list the inputs to the models used for the plans for the years ended December 31, 2016, 2015 and 2014, respectively:

	2016	2015	2014
Dividend yield (%)	—	—	—
Expected volatility	39.66%	37.07%	38.49%
Risk-free interest rate	0.91%	0.60%	0.54%
Expected life of share options	2 years	2 years	2 years

The risk-free rate for periods within the contractual life of the RSUs is based on the yield of the US Treasury Bond. The expected term of RSUs granted represents the period of time that RSUs granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the RSUs. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the RSUs is based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these RSUs.

SMIC 2016 Annual Report	222

39.	Share-based payments (continued)

Movements during the year (continued)

(iii)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options of the Subsidiary Plan during the year (excluding stock option plan and RSUs):

	2016	2016	2015	2015
	Number	WAEP	Number	WAEP
Outstanding at January 1	7,000,000	US$0.06	—	—
Granted during the year	7,698,750	US$0.31	8,330,000	US$0.06
Forfeited and expired during the year	(100,000)	US$0.05	(1,192,500)	US$0.06
Exercised during the year	—	—	(137,500)	US$0.05
Outstanding at December 31	14,598,750	US$0.19	7,000,000	US$0.06
Exercisable at December 31	3,297,135	US$0.07	689,479	US$0.05

The weighted average remaining contractual life for the share options outstanding as at December 31, 2016 was 9.2 years (2015: 9.1 years).

The range of exercise prices for options outstanding at the end of the year was from US$0.05 to US$0.31 (2015: from US$0.05 to US$0.08).

During the year ended December 31, 2016, share options of the Subsidiary Plan were granted on December 27, 2016. The fair values of the options of the Subsidiary Plan determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.14.

During the year ended December 31, 2015, share options of the Subsidiary Plan were granted on January 1, 2015, May 4, 2015 and September 15, 2015. The fair values of the options of the Subsidiary Plan determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.069, US$0.069 and US$0.099, respectively.

The following table list the inputs to the Black Scholes Pricing models used for the option of the Subsidiary Plan granted during the years ended 31 December 2016:

	2016	2015
Dividend yield (%)	—	—
Expected volatility	41.5%	36.0%
Risk-free interest rate	2.10%	1.01%
Expected life of share options	6 years	3 years

The risk-free rate for periods within the contractual life of the option of the Subsidiary Plan is based on the yield of the US Treasury Bond. The expected term of options of the Subsidiary Plan granted represents the period of time that options of the Subsidiary Plan granted are expected to be outstanding. Expected volatilities are based on the average volatility of the relevant subsidiary’s set of public comparables with the time period commensurate with the expected term of the options. The dividend yield is based on the relevant subsidiary’s intended future dividend plan.

The valuation of the options of the Subsidiary Plan are based on the best estimates from the relevant subsidiary by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

223	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

40.	Financial instruments

Capital management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the capital structure.

The capital structure of the Group consists of net debt (debt as detailed in Note 31, Note 32, Note 33 and Note 34 offset by cash and cash equivalent) and equity of the Group.

Where the entity manages its capital through issuing/repurchasing shares and raising/repayment of debts. The Group reviews the capital structure on a semi-annual basis. As part of this review, the Group considers the cost of capital and the risks associates with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

Gearing ratio

The gearing ratio at end of the reporting period was as follows.

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Debt(i)	3,025,283	1,414,943	1,289,227
Cash and cash equivalent	(2,126,011)	(1,005,201)	(603,036)
Other financial assets	(31,543)	(282,880)	(644,071)
Net debt	867,729	126,862	42,120
Equity	5,403,227	4,190,255	3,307,722
Net debt to equity ratio	16.1%	3.0%	1.3%

(i)	Debt is defined as long-term and short-term borrowings (excluding derivatives), convertible bonds, short-term and medium-term note, and bonds payables as described in Note 31, Note 32, Note 33 and Note 34.

Financial risk management objectives

The Group’s corporate treasury function co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk including currency risk, interest rate risk and other price risk, credit risk and liquidity risk.

The Group seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Group’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed on continuous basis. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

SMIC 2016 Annual Report	224

40.	Financial instruments (continued)

Market risk

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk, including:

•	forward foreign exchange contracts to hedge the exchange rate risk arising on the import from suppliers;

•	interest rate swaps to mitigate the risk of rising interest rates; and

•	cross-currency interest rate swap contracts to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar.

Market risk exposures are measured using the sensitivity analysis and the analysis in the following sections relate to the position as at December 31, 2016, 2015 and 2014.

There has been no change to the Group’s exposure to market risks or the manner in which these risks are managed and measured.

Foreign currency risk management

The Group undertakes transactions denominated in foreign currencies, consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Liabilities			Assets
	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
EUR	112,827	76,462	2,488	39,619	33,968	480
JPY	41,976	5,553	7,560	35,237	2,986	606
RMB	2,714,492	586,931	221,336	1,633,433	909,497	1,148,146
Others	27,083	14,127	4,684	3,860	2,529	1,100

Foreign currency sensitivity analysis

The Group is mainly exposed to the currency of RMB, Japanese Yen (“JPY”) and Euros (“EUR”).

225	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

40.	Financial instruments (continued)

Foreign currency risk management (continued)

Foreign currency sensitivity analysis (continued)

The following table details the Group’s sensitivity to a 5% increase in the foreign currencies against USD. 5% represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates. For a 5% decrease of the foreign currency against USD, there would be an equal and opposite impact on the profit or equity below predicted.

	EUR			JPY			RMB			Others
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Profit or loss	(3,660)	(2,125)	(100)	(355)	(128)	(366)	(6,611)	16,128	48,780	(1,222)	(580)	(190)
Equity	(3,660)	(2,125)	(100)	(355)	(128)	(366)	(6,611)	16,128	48,780	(1,222)	(580)	(190)

Forward foreign exchange contracts

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts within the exposure generated. The Group also enters into forward foreign exchange contracts to manage the foreign currency exposure from purchases/sales and financing activities.

The following table details the forward foreign currency (FC) contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Fair value assets/(liabilities)
	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy EUR
Less than 3 months	—	1.0895	—	—	39,192	—	—	42,872	—	—	172	—

The Group does not enter into foreign currency exchange contracts for speculative purposes.

Cross currency swap contracts

It is the policy of the Group to enter into cross currency swap contracts to protect against volatility of future cash flows caused by the changes in exchange rates associated with outstanding debt denominated in a currency other than the US dollar.

In 2016, 2015 and 2014, the Group entered into or issued several RMB denominated loan facility agreements, short-term notes and medium-term notes (the “RMB Debts”) in the aggregate principal amount of RMB5,447 million (approximately US$785.2 million), RMB480 million (approximately US$74.0 million) and nil, respectively. The Group was primarily exposed to changes in the exchange rate for the RMB. To minimize the currency risk, the Group entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the whole part of these RMB Debts to protect against the adverse effect of exchange rate fluctuations arising from the RMB Debts. As of December 31, 2016, the Group had outstanding cross currency swap contracts with notional amounts of RMB5,927 million (approximately US$854.4 million) (as of December 31, 2015: US$74.0 million and 2014: nil).

SMIC 2016 Annual Report	226

40.	Financial instruments (continued)

Foreign currency risk management (continued)

Cross currency swap contracts (continued)

The cross currency swap contracts were designated as hedging instrument of cash flow hedges since October 2016. Any gains or losses arising from changes in fair value of cross currency swap contracts are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

During the year, US$15.0 million loss of fair value change of cross currency swap was recognized in other gains or losses, net (2015: US$1.3 million loss and 2014: nil). The following foreign-exchange related amounts of cash flow hedges were recognized in profit or loss and other comprehensive income or loss:

Year ended 12/31/16
USD’000
Total fair value losses included in other comprehensive loss	(66,861)
Reclassified from other comprehensive loss to offset foreign exchange gains	32,234
Other comprehensive loss on cash flow hedges recognized during the year	(34,627)

The following table details the cross currency swap contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Fair value assets/(liabilities)
	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy RMB
3 months to 1 year	6.6592	—	—	787,000	—	—	113,450	—	—	(6,348)	—	—
1 year to 5 years	6.5830	6.4360	—	5,140,000	480,000	—	740,954	73,966	—	(74,170)	(1,459)	—

The Group does not enter into cross currency swap contracts for speculative purposes.

Interest rate risk management

The Group is exposed to interest rate risk relates primarily to the Group’s long-term debt obligations, which the Group generally assumes to fund capital expenditures and working capital requirements. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts and cross currency swap contracts.

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

227	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

40.	Financial instruments (continued)

Interest rate risk management (continued)

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period. For floating rate liabilities, the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year.

A 10 basis point increase or decrease represents management’s assessment of the reasonably possible change in interest rates. If interest rates had been 10 basis points higher and all other variables were held constant, the Group’s profit for the year ended December 31, 2016 would decrease by US$0.5 million (2015: profit decrease by US$0.4 million and 2014: profit decrease by US$0.2 million). This is mainly attributable to the Group’s exposure to interest rates on its variable rate borrowings.

Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group is mainly exposed to credit risk from trade and other receivables and deposits with banks and financial institutions.

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures and is offered credit terms only with the approval from Finance and Sales Division. Credit quality of a customer is assessed using publicly available financial information and its own trading records to rate its major customers. The Group’s exposure and credit ratings of its counterparties are continuously monitored. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

Apart from Customers A, B, C and D, four largest customers of the Group, the Group does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities. Concentration of credit risk related to Customers A, B, C and D did not exceed 5%, 3%, 3% and 2% respectively of gross monetary assets at the end of current year. Concentration of credit risk to any other counterparty did not exceed 1% of gross monetary assets at the end of current year.

Net revenue and accounts receivable for customers which accounted for 10% or more of the Group’s net sales and gross accounts receivable is disclosed in Note 6.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings.

SMIC 2016 Annual Report	228

40.	Financial instruments (continued)

Liquidity risk management

The Group manages liquidity risk by maintaining adequate cash reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Liquidity and interest risk tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2016
Interest-bearing bank and	Fixed	2.50%	130,728	6,729	131,474	384,382	653,313
other borrowings	Floating	2.62%	6,039	67,347	785,059	4,781	863,226
Convertible bonds		2.78%–3.79%	393,200	—	450,000	—	843,200
Bonds payable		4.52%	—	—	500,000	—	500,000
Medium-term notes		3.70%	—	—	226,162	—	226,162
Short-term notes		2.99%	—	90,465	—	—	90,465
Finance lease payables		3.68%	382	1,147	6,118	—	7,647
Trade and other payables			915,840	1,353	21,706	1,654	940,553
			1,446,189	167,041	2,120,519	390,817	4,124,566

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2015
Interest-bearing bank and	Fixed	1.69%	42,963	—	149,253	238,831	431,047
other borrowings	Floating	4.98%	—	71,944	158,744	—	230,688
Convertible bonds		2.78%–3.79%	—	404,000	—	—	404,000
Bonds payable		4.52%	—	—	500,000	—	500,000
Trade and other payables			920,426	28,508	5,350	93,482	1,047,766
			963,389	504,452	813,347	332,313	2,613,501

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2014
Interest-bearing bank and	Fixed	2.54%	39,075	77,099	—	—	116,174
other borrowings	Floating	6.13%	—	48,408	287,596	—	336,004
Convertible bonds		2.78%–3.79%	—	—	404,000	—	404,000
Bonds payable		4.52%	—	—	500,000	—	500,000
Trade and other payables			727,589	744	3,492	62,536	794,361
			766,664	126,251	1,195,088	62,536	2,150,539

229	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

40.	Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

The following table details the Group’s expected maturity for its non-derivative financial assets. The table has been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets. The inclusion of information on non-derivative financial assets is necessary in order to understand the Group’s liquidity risk management as the liquidity is managed on a net asset and liability basis.

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2016
Trade and other receivables		645,822	—	—	—	645,822
Cash and cash equivalent, restricted cash & short-term investments	1.19%	2,000,717	480,379	21,125	—	2,502,221
Available for sale financial assets		—	—	—	21,966	21,966
		2,646,539	480,379	21,125	21,966	3,170,009

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2015
Trade and other receivables		499,846	—	—	—	499,846
Cash and cash equivalent, restricted cash & short-term investments	2.12%	1,549,692	45,038	—	—	1,594,730
Available for sale financial assets		—	—	—	19,750	19,750
		2,049,538	45,038	—	19,750	2,114,326

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2014
Trade and other receivables		456,388	—	—	—	456,388
Cash and cash equivalent, restricted cash & short-term investments	2.60%	1,309,979	45,484	—	—	1,355,463
Available for sale financial assets		—	—	—	15,081	15,081
		1,766,367	45,484	—	15,081	1,826,932

The amounts included above for variable interest rate instruments for both non-derivative financial assets and liabilities is subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

SMIC 2016 Annual Report	230

40.	Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

The Group has access to short-term financing facilities as described in below section, of which US$1,873.8 million were unused at the end of the reporting period (2015: US$1,351.7 million and 2014: US$767.4 million). The Group expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

The following table details the Group’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves at the end of the reporting period.

	Less than 1 month	1–3 months	3 months to 1 year	1–5 years	5+ years
	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2016
Net settled:
Cross currency swap contracts
— cash flow hedges	—	—	113,450	740,954	—

	Less than 1 month	1-3 months	3 months to 1 year	1–5 years	5+ years
	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2015
Net settled:
Foreign exchange forward contracts	42,872	—	—	—	—
Cross currency swap contracts	—	—	—	73,966	—
	42,872	—	—	73,966	—

Fair value of financial instruments

Fair value of financial instruments carried at amortized cost

The Group considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•	the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Group obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes.

231	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

40.	Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the year ended December 31, 2016, 2015 and 2014:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

		12/31/16
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	24,931	—	24,931
Available-for-sale investment	Quoted prices in active markets	4,713	—	—	4,713
Available-for-sale investment	Recent transaction price	—	—	16,067	16,067
Derivative financial instrument	Measured by Binomial Model with key assumptions including exercise multiple (75%), risk free rate of interest (0.51%), expected volatility (24.5%) and rate of return (10%).	—	—	32,894	32,894
Total		4,713	24,931	48,961	78,605
Financial liabilities at FVTPL
Cross currency swap contracts classified as other financial liabilities in the statement of financial position — cash flow hedges	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	80,518	—	80,518
Finance lease payables	Discounted cash flow. Future cash flows are estimated based on forward exchange rates	—	7,057	—	7,057
Total		—	87,575	—	87,575

SMIC 2016 Annual Report	232

40.	Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position (continued)

		12/31/15
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	257,583	—	257,583
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	172	—	172
Available-for-sale investment	Quoted prices in active markets	3,300	—	—	3,300
Available-for-sale investment	Recent transaction price	—	—	15,173	15,173
Derivative financial instrument	Measured by Binomial Model with key assumptions including exercise multiple (75%), risk free rate of interest (1.2%), expected volatility (46.8%) and rate of return (10%).	—	—	30,173	30,173
Total		3,300	257,755	45,346	306,401
Financial liabilities at FVTPL
Cross currency swap contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	1,459	—	1,459
Total		—	1,459	—	1,459

		12/31/14
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	616,862	—	616,862
Available-for-sale investment	Recent transaction price	—	—	13,803	13,803
Total		—	616,862	13,803	630,665

233	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

41.	Business combination

On June 24, 2016, the Company, LFoundry Europe GmbH (“LFoundry Europe”) and Marsica Innovation S.p.A (“Marsica”) entered into a sale and purchase agreement pursuant to which LFoundry Europe and Marsica agreed to sell and the Company agreed to purchase 70% of the corporate capital of LFoundry for an aggregate cash consideration of EUR49 million subject to adjustment. The acquisition was completed on July 29, 2016.

The assets and liabilities recognized as of July 29, 2016 as a result of the acquisition were as follows:

Fair value
USD’000
Property, plant and equipment	113,119
Intangible assets	8,088
Restrict cash	26,042
Other assets	5,590
Total non-current assets	152,839
Inventories	29,252
Prepayment and prepaid operating expenses	2,864
Trade and other receivables	34,186
Other financial assets	111
Cash and cash equivalent	18,987
Total current assets	85,400
Total Assets	238,239
Borrowings	71,654
Deferred tax liability	15,639
Other long-term liabilities	35,354
Total non-current liabilities	122,647
Trade and other payables	37,005
Borrowings	4,904
Accrued liabilities	1,635
Total current liabilities	43,544
Total Liabilities	166,191
Total identifiable net assets at fair value	72,048
Less: non-controlling interests	(21,615)
Goodwill on acquisition	3,933
Satisfied by cash	54,366

The goodwill is attributable to the workforce and the high profitability of the acquired business. It will not be deductible for tax purposes.

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:

USD’000
Cash paid for acquisition	(54,366)
Other cash consideration	(37,837)
Cash and cash equivalent acquired	18,987
Net cash outflow	(73,216)

SMIC 2016 Annual Report	234

41.	Business combination (continued)

For the purpose of business combination, the Company offered LFoundry a long–term loans, amounted to US$37.8 million, for the repayment of LFoundry’s debts.

Since the acquisition, LFoundry contributed US$87.4 million to the Group’s revenue and US$3.0 million to the consolidated profit for the year ended December 31, 2016.

Had LFoundry been consolidated from January 1, 2016, the consolidated statement of profit or loss would show pro-forma revenue of US$213.2 million and profit of US$0.9 million.

42.	Related party transactions

The names of the related parties which had transactions with the Group for the year ended December 31, 2016 and the relationships with the Group are disclosed below:

Related party name	Relationship with the Group
China Academy of Telecommunication Technology	A member of Datang Telecom Technology & Industry Group (“Datang Group”), which owns Datang Holdings
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”)	A substantial shareholder of the Company
Datang Microelectronics Technology Co., Ltd	A member of Datang Group
Datang Semiconductor Co., Ltd.	A member of Datang Group
Leadcore Technology Co., Ltd and Leadcore Technology (Hong Kong) Co., Ltd (“Leadcore”)	A member of Datang Group
Datang Telecom Group Finance Co., Ltd (“Datang Finance”)	A member of Datang Group
China IC Fund	A substantial shareholder of the Company
China Investment Corporation (“CIC”)	A substantial shareholder of the Company in the middle of 2015, which was interested in less than 5% of the share capital of the Company as at December 31, 2015
Country Hill	A wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by CIC
Toppan	An associate of the Group
Brite Semiconductor Corporation and its subsidiaries (“Brite”)	An associate of the Group
China Fortune-Tech	An associate of the Group
Zhongxin Xiecheng	An associate of the Group
Sino IC Leasing (Tianjin) Co., Ltd	An associate of the Group

Trading transactions

During the year, group entities entered into the following trading transactions with related parties that are not members of the Group:

	Sale of goods			Sale of services
	Year ended			Year ended
	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd	14,146	12,885	12,340	—	—	—
Datang Semiconductor Co., Ltd	464	865	—	—	—	—
Leadcore	3,267	8,881	2,173	—	—	—
Toppan	—	—	—	3,481	3,699	4,486
Brite	31,506	31,379	31,444	—	—	—
China Fortune-Tech	—	—	—	65	60	41

235	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

42.	Related party transactions (continued)

Trading transactions (continued)

	Purchase of goods			Purchase of services
	Year ended			Year ended
	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
China Academy of Telecommunication Technology	—	—	—	—	—	1,163
Toppan	8,869	7,996	1,345	856	3,516	22,726
Zhongxin Xiecheng	—	—	—	4	1,199	2,673
Brite	25	—	—	2,887	2,582	3,201
China Fortune-Tech	—	—	—	313	938	116
Datang Finance	—	—	—	15	—	—

The following balances were outstanding at the end of the reporting period:

	Amounts due from related parties			Amounts due to related parties
	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
China Academy of Telecommunication Technology	—	—	360	—	—	—
Datang Semiconductor Co., Ltd	—	61	—	—	—	—
Datang Microelectronics Technology Co., Ltd	6,354	5,338	5,642	—	—	—
Leadcore	—	1,948	619	—	3,667	7
Toppan	615	317	387	2,414	1,148	2,739
Brite	6,507	5,661	3,772	279	141	700
China Fortune-Tech	38	40	41	—	—	—

On February 18, 2014, the Company entered into a framework agreement with Datang Holdings (the “Framework Agreement”). Pursuant to the agreement, the Group and Datang Holdings (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement was two years. The pricing for the transactions contemplated under the agreement was determined by reference to reasonable market price.

On June 8, 2015, the Company issued 4,700,000,000 new ordinary shares to Xinxin (Hongkong) Capital Co., Limited, a wholly-owned subsidiary of the China IC Fund. Please refer to Note 28 for details.

On September 25, 2015, Country Hill subscribed 323,518,848 ordinary shares of the Company. Please refer to Note 28 for details.

On October 9, 2015, Datang subscribed 961,849,809 ordinary shares of the Company. Please refer to Note 28 for details.

SMIC 2016 Annual Report	236

42.	Related party transactions (continued)

Trading transactions (continued)

On December 18, 2015, the Company and Datang Finance entered into a financial services agreement with a three year term commencing on January 1, 2016 and ending on December 31, 2018, pursuant to which Datang Finance has agreed to provide the Company and its subsidiaries, including its associated companies and companies under its management with a range of financial services (including deposit services, loan services, foreign exchange services and other financial services).

On December 28, 2015, the Company entered into a new framework agreement (the “Renewed Framework Agreement”) with Datang Holdings, pursuant to which the Group and Datang Holdings (including its associates) would engage in business collaboration including but not limited to foundry service. The term of the Renewed Framework Agreement is three years commencing from January 1, 2016. The pricing for the transactions contemplated under the Renewed Framework Agreement is determined based on the same as the Framework Agreement.

In December 2016, there were two financing arrangements in consideration of US$249.2 million entered into by the Group with Sino IC Leasing (Tianjin) Co., Ltd. (a wholly-owned subsidiary of Sino IC Leasing Co., Ltd, an associate of the Group) in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the financing arrangements. As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transaction have been accounted for disposal of property, plant and equipment followed with an operating lease.

Capital contribution

In June 2016, China IC Fund made a capital contribution of US$636 million into the registered capital of SMNC. Please refer to Note 19 for details.

In September 2016, China IC Fund made another capital contribution of US$50 million into the registered capital of SJ Jiangyin. Please refer to Note 19 for details.

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors of the Company.

The remuneration of key management personnel during the year are as follows:

	year ended 12/31/16	year ended 12/31/15	year ended 12/31/14
	USD’000	USD’000	USD’000
Short-term benefit	4,921	4,731	4,593
Share-based payments	2,762	2,618	2,535
	7,683	7,349	7,128

The remuneration of key management personnel is determined by the Compensation Committee having regard to the Group’s profitability, business achievement, individual performance and market trends.

237	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

42.	Related party transactions (continued)

Arrangements/contracts for sale of self-developed living quarter unit

In 2016, the Group entered into arrangement/contracts with one of directors of the Company for sale of self-developed living quarter unit and the amount of the consideration is approximately US$1.0 million. The transaction was not completed as of the date of this annual report.

In 2015, the Group entered into arrangement/contracts with 4 of the Company’s directors and key management for sale of self-developed living quarter units and the amount of the considerations was approximately US$3.6 million. Within which two transactions amounted to US$1.6 million were completed and other two transactions were not completed as of the date of this annual report.

43.	Commitments for expenditure

Purchase commitments

As of December 31, 2016, 2015 and 2014, the Group had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Group’s facility by December 31, 2017.

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Commitments for the facility construction	239,759	165,274	211,696
Commitments for the acquisition of property, plant and equipment	800,597	1,146,275	292,867
Commitments for the acquisition of intangible assets	5,491	29,392	14,109
	1,045,847	1,340,941	518,672

44.	Financial information of parent company

(i)	Statement of financial position

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	89,404	30,123	10,244
Intangible assets	91,225	108,897	133,117
Investment in subsidiaries	4,333,604	3,312,113	2,732,011
Investments in associates	114,966	56,080	28,692
Other assets	530,566	575,489	623,000
Total non-current assets	5,159,765	4,082,702	3,527,064
Current assets
Prepayment and prepaid operating expenses	671	633	641
Trade and other receivables	933,465	450,224	312,760
Other financial assets	3,000	15,000	12,000
Cash and cash equivalent	317,873	115,726	55,600
Total current assets	1,255,009	581,583	381,001
Total assets	6,414,774	4,664,285	3,908,065

SMIC 2016 Annual Report	238

44.	Financial information of parent company (continued)

(i)	Statement of financial position (continued)

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Equity and liabilities
Capital and reserves
Ordinary shares, $0.004 par value, 5,000,000,000 shares authorized, 4,252,922,259, 4,207,374,896 and 3,585,609,617 shares issued and outstanding at December 31, 2016, 2015 and 2014	17,012	16,830	14,342
Share premium	4,950,948	4,903,861	4,376,630
Reserves	93,563	96,644	98,333
Accumulated deficit	(910,849)	(1,287,479)	(1,540,890)
Total equity	4,150,674	3,729,856	2,948,415
Non-current liabilities
Borrowings	72,077	—	—
Convertible bonds	395,210	—	379,394
Bonds payable	494,909	493,207	491,579
Medium-term notes	214,502	—	—
Other financial liabilities	60,610	—	—
Other liabilities	2,560	2,080	—
Total non-current liabilities	1,239,868	495,287	870,973
Current liabilities
Trade and other payables	523,849	33,445	18,391
Borrowings	—	—	61,221
Convertible bonds	391,401	392,632	—
Short-term notes	86,493	—	—
Accrued liabilities	19,570	11,606	9,065
Other financial liabilities	2,919	1,459	—
Total current liabilities	1,024,232	439,142	88,677
Total liabilities	2,264,100	934,429	959,650
Total equity and liabilities	6,414,774	4,664,285	3,908,065

239	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

44.	Financial information of parent company (continued)

(ii)	Statement of changes in equity

			Equity-settle	Foreign	Change in value of available-	Convertible	Defined
	Ordinary	Share	employee benefits	currency translation	for-sale financial	bonds equity	benefit plan	Cash flow		Accumulated	Total
	shares	premium	reserve	reserve	assets	reserve	reserve	hedges	Others	deficit	equity
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at December 31, 2013	12,845	4,089,846	55,177	4,553	—	15,210	—	—	—	(1,693,859)	2,483,772
Profit for the year	—	—	—	—	—	—	—	—	—	152,969	152,969
Other comprehensive loss for the year	—	—	—	(324)	—	—	—	—	—	—	(324)
Total comprehensive loss for the year	—	—	—	(324)	—	—	—	—	—	152,969	152,645
Issuance of ordinary shares	1,411	268,362	—	—	—	—	—	—	—	—	269,773
Exercise of stock options	86	18,422	(9,025)	—	—	—	—	—	—	—	9,483
Share-based compensation	—	—	18,388	—	—	—	—	—	—	—	18,388
Recognition of equity component of convertible bonds	—	—	—	—	—	14,354	—	—	—	—	14,354
Subtotal	1,497	286,784	9,363	—	—	14,354	—	—	—	—	311,998
Balance at December 31, 2014	14,342	4,376,630	64,540	4,229	—	29,564	—	—	—	(1,540,890)	2,948,415
Profit for the year	—	—	—	—	—	—	—	—	—	253,411	253,411
Other comprehensive income (losses) for the year	—	—	—	(8,185)	447	—	—	—	130	—	(7,608)
Total comprehensive income (losses) for the year	—	—	—	(8,185)	447	—	—	—	130	253,411	245,803
Issuance of ordinary shares	2,395	506,412	—	—	—	—	—	—	—	—	508,807
Exercise of stock options	93	20,819	(12,169)	—	—	—	—	—	—	—	8,743
Share-based compensation	—	—	18,088	—	—	—	—	—	—	—	18,088
Subtotal	2,488	527,231	5,919	—	—	—	—	—	—	—	535,638
Balance at December 31, 2015	16,830	4,903,861	70,459	(3,956)	447	29,564	—	—	130	(1,287,479)	3,729,856
Profit for the year	—	—	—	—	—	—	—	—	—	376,630	376,630
Other comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	1	—	(50,439)
Total comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	1	376,630	326,191
Exercise of stock options	140	36,064	(18,594)	—	—	—	—	—	—	—	17,610
Share-based compensation	—	—	13,838	—	—	—	—	—	—	—	13,838
Conversion options of convertible bonds exercised during the year	42	11,023	—	—	—	(821)	—	—	—	—	10,244
Recognition of equity component of convertible bonds	—	—	—	—	—	52,935	—	—	—	—	52,935
Subtotal	182	47,087	(4,756)	—	—	52,114	—	—	—	—	94,627
Balance at December 31, 2016	17,012	4,950,948	65,703	(22,087)	1,245	81,678	1,520	(34,627)	131	(910,849)	4,150,674

SMIC 2016 Annual Report	240

44.	Financial information of parent company (continued)

(iii)	Retrospective adjustment

As a result of adoption of the Amendment to IAS 27, the Company made retrospective adjustment on Investments in subsidiary and reserves in separate financial statements (Note 2(a))

A reconciliation of the reserve in preceding year’s audited separate financial statements and the retrospective one in the comparative information of current year’s separate financial statements is as follows:

	Before retrospective adjustment	Adoption of the Amendment to IAS 27	After retrospective adjustment
	USD’000	USD’000	USD’000
Balance at December 31, 2013	2,408,888	74,884	2,483,772
Profit (loss) for the year	(86,811)	239,780	152,969
Other comprehensive loss for the year	—	(324)	(324)
Total comprehensive income (loss) for the year	(86,811)	239,456	152,645
Issuance of ordinary shares	269,773	—	269,773
Exercise of stock options	9,483	—	9,483
Share-based compensation	18,388	—	18,388
Recognition of equity component of convertible bonds	14,354	—	14,354
Subtotal	311,998	—	311,998
Balance at December 31, 2014	2,634,075	314,340	2,948,415
Profit (loss) for the year	(68,110)	321,521	253,411
Other comprehensive loss for the year	—	(7,608)	(7,608)
Total comprehensive income (loss) for the year	(68,110)	313,913	245,803
Issuance of ordinary shares	508,807	—	508,807
Exercise of stock options	8,743	—	8,743
Share-based compensation	18,088	—	18,088
Subtotal	535,638	—	535,638
Balance at December 31, 2015	3,101,603	628,253	3,729,856

241	SMIC 2016 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

45.	Subsequent events

(i)	Redemption of Zero Coupon Convertible Bonds

The Company exercised its right to redeem the US$200 million zero coupon convertible bonds due 2018, the US$86.8 million zero coupon convertible bonds due 2018, the US$95 million zero coupon convertible bonds due 2018 and the US$22.2 million zero coupon convertible bonds due 2018 (the “Bonds”) on March 10, 2017 being the option redemption date when all of the Bonds would be redeemed in cash at 100% of the Bonds’ principal amount. The conversion price is HK$7.965, approximately US$1.027. On March 3, 2017, the Company received notices from all holders of the Bonds for the full conversion of the outstanding Bonds. As all outstanding Bonds have been fully converted and no Bonds remain outstanding, no redemption of the Bonds will be carried out. The Company has arranged for the delisting of the Bonds from the Singapore Exchange Securities Trading Limited.

(ii)	Approval for the Disposal Agreement and the Subscription Agreement between Siltech Shanghai and JCET

On March 1, 2017, the Company was notified by JCET that CSRC has granted conditional approval for the Disposal Agreement and the Subscription Agreement (the “Conditional Approval”). Completion of the Disposal Agreement and the Subscription Agreement is subject to the satisfaction of conditions in the Conditional Approval. As of the date of this report, the related conditions have not been satisfied.

46.	Approval of financial statements

The financial statements were approved and authorized for issue by the board of directors of the Company on March 27, 2017.

SMIC 2016 Annual Report	242

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: May 16, 2017	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director